As filed with the Securities and Exchange Commission on June 3, 2024.

Registration No. 333-279486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rapport Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	88-0724208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Rapport Therapeutics, Inc.

1325 Boylston Street, Suite 401

Boston, MA 02215

(857) 321-8020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Abraham N. Ceesay, M.B.A.

Chief Executive Officer

1325 Boylston Street, Suite 401

Boston, MA 02215

(857) 321-8020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kingsley L. Taft Stephanie A. Richards Justin S. Platt Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Troy Ignelzi Chief Financial Officer 1325 Boylston Street, Suite 401 Boston, MA 02215 (857) 321-8020	Richard Segal Divakar Gupta Darah Protas Ryan Sansom Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 3, 2024

8,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Rapport Therapeutics, Inc. We are offering 8,000,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00. We have applied to list our common stock on the Nasdaq Global Market under the symbol “RAPP.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the completion of this offering is contingent upon such listing.

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements in this prospectus and future filings.

See the section titled “Risk Factors” beginning on page 17 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Rapport Therapeutics, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional 1,200,000 shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions.

Sofinnova Venture Partners, XI, L.P. and affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, each of which are existing stockholders, are expected to purchase approximately $8 million and $10 million, respectively, in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price (or an aggregate of 1,058,824 shares based on the initial public offering price of $17.00 per share, which is the midpoint of the price range set forth above). The private placement would close concurrently with, and be contingent and conditioned upon consummation of, this offering. However, this offering is not contingent on the consummation of the concurrent private placement. Because we have not yet entered into a binding agreement with such existing stockholders, we could determine to sell more, fewer or no shares to each of these existing stockholders, and any of such existing stockholders could determine to purchase more, fewer or no shares in the concurrent private placement. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 7.0% of the total purchase price of the private placement shares.

The underwriters expect to deliver the shares against payment on or about     , 2024.

Goldman Sachs & Co. LLC	Jefferies	TD Cowen	Stifel

Prospectus dated     , 2024

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States, which may be used throughout this prospectus. This prospectus also includes trademarks, tradenames, and service marks of third-parties which are the property of their respective owners. Our use or display of third-parties’ trademarks, service marks, tradenames or products in this prospectus and our other public filings is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus and our other public filings may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of or licensor to these trademarks, service marks and trade names.

Market, Industry and Other Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe that these sources are reliable, however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, all references in this prospectus to “Rapport,” the “company,” “we,” “our,” “us” or similar terms refer to Rapport Therapeutics, Inc. and its wholly owned subsidiary, or either or both of them as the context may require.

Company Overview

We are a clinical-stage biopharmaceutical company focused on discovery and development of transformational small molecule medicines for patients suffering from central nervous system (“CNS”) disorders. Neuronal receptors are complex assemblies of proteins, comprising receptor principal subunits and their receptor associated proteins (“RAPs”), the latter of which play crucial roles in regulating receptor expression and function. Our founders have made pioneering discoveries related to RAP function to form the basis of our RAP technology platform. We believe that our deep expertise in RAP biology provides an opportunity for us to interrogate previously inaccessible targets and develop CNS drugs that are specific for receptor variants and neuroanatomical regions associated with certain diseases. RAP-219, our most advanced product candidate, is an AMPA receptor (“AMPAR”) negative allosteric modulator (“NAM”). RAP-219 is designed to achieve neuroanatomical specificity through its selective targeting of a RAP known as TARPg8, which is associated with the neuronal AMPAR, a clinically validated target for epilepsy. Whereas AMPARs are distributed widely in the CNS, TARPg8 is expressed only in discrete regions, including the hippocampus, a key site involved in focal epilepsy. We completed our Phase 1 trials in healthy adults to assess the safety and tolerability of RAP-219, and we intend to initiate a Phase 2a proof-of-concept trial in adult patients with drug-resistant focal epilepsy in the second or third quarter of (“mid”) 2024, with topline results expected in mid 2025. We believe RAP-219 also has therapeutic potential in peripheral neuropathic pain and bipolar disorder, and we intend to initiate Phase 2a trials in these indications in the second half of 2024 and in 2025, respectively. We have also identified another TARPg8 targeted molecule with differentiated chemical and pharmacokinetic properties, RAP-199, for which we expect to initiate a Phase 1 trial in the first half of 2025.

Beyond TARPg8, we have two advanced discovery-stage nicotinic acetylcholine receptor (“nAChR”) programs stemming from our RAP technology platform. Our first discovery-stage nAChR program comprises modulators of a6 nAChRs that we are developing for the treatment of chronic pain. Our second discovery-stage nAChR program comprises modulators of a9a10 nAChRs that we are developing for the treatment of hearing disorders. We continue to leverage our RAP technology platform to discover additional product candidates.

Rapport was formed in February 2022, with founding support from Third Rock Ventures and Johnson & Johnson Innovation-JJDC. Our scientific founder and Chief Scientific Officer, David Bredt, M.D., Ph.D., pioneered the discovery of RAPs and their targeting by small molecules while serving as Global Head of Neuroscience Discovery at Janssen Pharmaceutica NV (“Janssen”) and prior to that as Vice President of Neuroscience at Eli Lilly and Company and as a Professor of Physiology at the University of California, San Francisco. Dr. Bredt was subsequently joined at Rapport by additional scientists who previously worked on the RAP platform at Janssen.

In August 2022, we entered into a license agreement with Janssen (the “Janssen License”) for the research, development and commercialization of certain TARPg8 products, including RAP-219 and RAP-199, and nAChR products created by Dr. Bredt and his colleagues at Janssen. All discovery and development efforts related to our pipeline programs are herein referred to as “ours,” although some of these preclinical efforts were completed at

Janssen prior to the Janssen License. In many cases, these efforts were made by certain of the same personnel who have since joined Rapport.

Our Pipeline

Our current portfolio of programs from our RAP technology platform is summarized in the pipeline chart below:

Introduction to RAP-219

RAP-219 is an investigational small molecule that is designed to inhibit TARPg8-containing AMPARs with picomolar (“pM”) affinity, which implies tight binding. Given RAP-219’s mechanism of action, neuroanatomical specificity and target potency observed to date in preclinical studies, we believe it has the potential to be a differentiated therapy for focal epilepsy and other CNS disorders, including peripheral neuropathic pain and bipolar disorder.

Epilepsy is estimated to affect 50 million people worldwide, including approximately 3.0 million adults in the United States. In 2022, the total branded market for epilepsy was approximately $2.8 billion, and this is expected to grow to approximately $3.6 billion by 2028. There are an estimated 1.8 million people in the United States who suffer from focal epilepsy, accounting for approximately 60 percent of patients with epilepsy. Focal epilepsy is characterized by seizures caused by intermittent abnormal electrical activity originating in specific areas of the brain.

Epilepsy has profound negative impacts on a patient’s quality of life, including limitations on social engagement, physical activity and independence. Despite there being more than 20 antiseizure medications (“ASMs”) approved by the U.S. Food and Drug Administration (“FDA”), 30 to 40 percent of patients with epilepsy continue to experience recurring seizures despite taking two or more ASMs, termed “drug-resistant epilepsy.” In addition to providing sub-optimal efficacy, ASMs are commonly associated with risks of intolerable and debilitating adverse events (“AEs”). These AEs often lead to dosing adjustments and patient nonadherence, both of which can limit efficacy. We believe tolerability, adherence and clinical benefit can be improved with RAP-219, an investigational therapy that is designed to precisely modulate only diseased brain regions.

AMPAR inhibition is a clinically validated approach for the treatment of epilepsy, with perampanel (marketed as FYCOMPA) approved by the FDA in 2012 for the treatment of both focal and generalized epilepsy. TARPg8, an AMPA RAP, is expressed in specific brain regions, being most enriched in the hippocampus and other forebrain structures, which are key sites associated with focal onset seizures. As brain regions with TAPRg8 expression closely overlay with the brain sites most often involved with the pathophysiology of focal epilepsy, we believe that RAP-219, which has been shown in preclinical studies to bind to TARPg8, has potential to provide a differentiated profile. Furthermore, preclinical studies have demonstrated that TARPg8 expression is enriched in the hippocampus, amygdala, cerebral cortex and striatum and has minimal or no expression in certain other areas that are critical for normal brain functions, including the cerebellum and brainstem. In contrast to the precision mechanism of RAP-219, the majority of ASMs, including perampanel, bind their target receptors throughout the brain, and we believe this lack of anatomical specificity may contribute to their side effect profiles. We believe that RAP-219, as compared to currently available ASMs, has the potential to have a greater therapeutic index, meaning a wider range of doses at which it is likely to be effective without causing unacceptable AEs. If RAP-219 is approved, this could have important clinical utility for the management of focal epilepsy.

We have completed two Phase 1 trials evaluating RAP-219 in healthy adult volunteers to assess its safety, tolerability and pharmacokinetics. We observed RAP-219 to be generally well tolerated in these trials. The plasma concentrations of RAP-219 measured during those trials suggested that once-daily oral administration with a simple dosing schedule could achieve our targeted therapeutic exposures (3 ng/mL to 7 ng/mL). For our Phase 2a proof-of-concept trial, we plan to enroll adult patients with drug-resistant focal epilepsy who have an implanted responsive neurostimulation (“RNS”) system, an FDA approved device for refractory focal onset epilepsy. The RNS system includes an electrode that continually monitors intracranial brain waves and detects the magnitude, duration and frequency of electrographic activity, which are recorded as intracranial electroencephalography (“iEEG”) data. We plan to use these iEEG data as the biomarker-based primary endpoint in our proof-of-concept trial. We believe these data could be translatable to a clinical seizure endpoint in future registrational trials. We intend to initiate this Phase 2a proof-of-concept trial in focal epilepsy in mid 2024, with topline results expected in mid 2025.

In addition to treating seizures, we believe RAP-219 has the potential to provide therapeutic benefit in additional CNS indications such as peripheral neuropathic pain and bipolar disorder. We intend to initiate Phase 2a trials of RAP-219 in peripheral neuropathic pain and bipolar disorder in the second half of 2024 and in 2025, respectively.

Introduction to Our Discovery-Stage Nicotinic Acetylcholine Receptor Programs

In addition to RAP-219, we have two discovery-stage programs stemming from our RAP technology platform. Our a6 nAChR and a9a10 nAChR programs were both enabled by our discovery of RAPs that drive the assembly of functional versions of these receptors in cell lines. Based on third-party genetic data, we believe the a6 and a9a10 nAChR subtypes could be attractive drug targets in the treatment of chronic pain and hearing disorders, respectively. However, it was not until our identification of these RAPs that it became possible to create cell lines for in vitro compound screening and optimization against these important targets.

We are optimizing molecules in our nAChR programs, in anticipation of selecting candidates to advance into the clinic.

Our RAP Technology Platform

Our founders are pioneers of RAP biology who have made key discoveries related to RAP function. Their findings form the basis of our RAP technology platform, which can potentially provide a differentiated approach to generate precision small molecule product candidates and to overcome many limitations of conventional neurology drug discovery. Using two distinct strategies, we are leveraging our expertise in RAP biology to develop a portfolio of precision neuroscience product candidates that we believe will transform the treatment of many CNS disorders. One strategy uses a RAP as a direct target, which can be more precise than drugging a receptor itself. RAP-219 exemplifies this, as it has been shown in preclinical studies to bind to an AMPA RAP, TARPg8, which is enriched in brain regions that initiate or perpetuate seizures in focal epilepsy. A second strategy uses RAPs to “unlock” receptors for potentially first-in-class drug discovery programs. Many receptors cannot function without their RAPs, and such receptors have therefore been inaccessible to study in vitro. This second strategy enabled our discovery stage nAChR programs, which focus on a6 and a9a10. We continue to leverage our RAP technology platform to discover additional product candidates.

Our Strategy

Leveraging our RAP technology platform, we strive to become a leader in precision neuroscience through the discovery and development of transformational small molecule medicines for patients suffering from CNS disorders. As key elements of our strategy, we intend to:

•	Advance RAP-219 clinical development for the treatment of focal epilepsy;

•	Expand the potential of RAP-219 in additional neurological indications;

•	Extend the life cycle of RAP-219 and expand the TARPg8 franchise;

•	Advance development of our RAP-enabled nAChR programs;

•	Fortify our leadership position in RAP-enabled drug discovery to expand our pipeline of transformative precision neuroscience therapies for patients; and

•	Pursue strategic partnerships opportunistically.

Our Team

We have a seasoned leadership team with deep expertise in building novel therapeutic platforms, bringing therapeutics to market and supporting the growth of public biopharmaceutical companies. Abraham N. Ceesay, M.B.A., our Chief Executive Officer and a member of our board of directors, has extensive biopharmaceutical leadership experience, most recently as President of Cerevel Therapeutics Holdings, Inc. and prior to that as Chief Executive Officer of Tiburio Therapeutics, Inc. Bradley S. Galer, M.D., our Chief Medical Officer, has over twenty years of experience leading and building global drug development and medical affairs teams in epilepsy and pain, including as Executive Vice President and Chief Medical Officer at Zogenix, Inc. Dr. Galer was involved in the clinical development of fenfluramine (Fintepla), lidocaine patch (Lidoderm), gabapentin (Neurontin) and pregabalin (Lyrica) and previously acted as an academic key opinion leader in neuropathic pain. Troy Ignelzi, our Chief Financial Officer, has served in a similar role for several biopharmaceutical companies, most recently as Chief Financial Officer at Karuna Therapeutics, Inc. (“Karuna”). Cheryl Gault, our Chief Operating Officer, has over twenty years of biopharmaceutical experience, most recently serving as Chief Operating Officer at Cyclerion Therapeutics, Inc. Swamy Yeleswaram, Ph.D., our Chief Development Officer was a founding scientist at Incyte Corporation, most recently serving as Group Vice President of Drug Metabolism, Pharmacokinetics and Clinical Pharmacology. Kathy Wilkinson, our Chief People Officer, has previously served in similar roles at public companies, including 2seventy bio, Inc. and bluebird bio, Inc. Karina Chmielewski, our Chief Information Officer, previously served as Vice President, Platform Operations at Third Rock Ventures.

Our board of directors is composed of accomplished leaders in the life sciences industry, including board chair Steven M. Paul, M.D., former President and Chief Executive Officer of Karuna. We have also assembled a scientific advisory board, composed of leading experts in the fields of neuroscience, pain and pharmaceutical chemistry. Our scientific advisory board includes co-chairs David Julius, Ph.D., Chair of Physiology at the University of California San Francisco and 2021 Nobel Prize laureate in physiology or medicine, and Sir David MacMillan, Ph.D., Professor of Chemistry at Princeton University and 2021 Nobel Prize laureate in chemistry.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks include, but are not limited to, the following:

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We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future.

•

Even if this offering and the concurrent private placement are successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•

Our business is highly dependent on the success of our product candidates, particularly RAP-219 for focal epilepsy. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed.

•	The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain.

•

Due to the significant resources required for the development of our pipeline, and depending on our ability to access capital, we must prioritize the development of certain product candidates over others. Moreover, we may fail to expend our limited resources on product candidates or indications that may have been more profitable or for which there is a greater likelihood of success.

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The regulatory approval processes of the FDA, European Medicines Agency (“EMA”), and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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We are dependent on a third party having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials that were previously conducted for our product candidates. In addition, we rely on preclinical data using earlier generation TARPy8 NAMs and third-party published data with other TARPy8 NAMs for support of RAP-219. It is possible that similar studies with RAP-219 would not have generated entirely consistent results and, as such, the studies performed with other molecules of the same class may not be reflective of the therapeutic potential of RAP-219.

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If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

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If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the development and commercialization of our product candidates may be delayed, and our business and results of operations may be harmed.

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Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained.

•	We have concentrated our research and development efforts on the treatment of disorders of the brain and nervous system, a field that faces certain challenges in drug development.

•

Even if any of our product candidates receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

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The number of patients with the diseases and disorders for which we are developing our product candidates has not been established with precision. If the actual number of patients with the diseases or disorders we elect to pursue with our product candidates is smaller than we anticipate, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. Even if such product candidates are successfully developed and approved, the markets for our product candidates may be smaller than we expect and our revenue potential and ability to achieve profitability may be materially adversely affected.

•

We rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

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We depend on in-licensed intellectual property. If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

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If we or our licensors are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to our product candidates and our ability to successfully commercialize our product candidates may be adversely affected.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (“SEC”). The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future, growth prospects.

Concurrent Private Placement

Sofinnova Venture Partners, XI, L.P. and affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, each of which are existing stockholders, are expected to purchase approximately $8 million and $10 million, respectively, in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price (or an aggregate of 1,058,824 shares based on the initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The private placement would close concurrently with, and be contingent and conditioned upon consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the consummation of the concurrent private placement. Because we have not yet entered into a binding agreement with such existing stockholders, we could determine to sell more, fewer or no shares to each of these existing stockholders, and any of such existing stockholders could determine to purchase more, fewer or no shares in the concurrent private placement. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 7.0% of the total purchase price of the private placement shares. In connection with the concurrent private placement, we will enter into a stock purchase agreement with each of such existing investors.

Corporate information

We were incorporated under the laws of the State of Delaware in February 2022 under the name Precision Neuroscience NewCo, Inc., and changed our name to Rapport Therapeutics, Inc. in October 2022. Our principal executive offices are located at 1325 Boylston Street, Suite 401, Boston, MA 02215, and our telephone number is (857) 321-8020. We have one subsidiary, Rapport Therapeutics Securities Corporation, formed in December 2022 under the laws of the Commonwealth of Massachusetts. Our website address is www.rapportrx.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”); and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We have in the past chosen and may in the future choose to early adopt any new or revised accounting standards whenever such early adoptions is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	8,000,000 shares

Option to purchase additional shares of common stock offered by us	1,200,000 shares

Concurrent private placement	Sofinnova Venture Partners, XI, L.P. and affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, each of which are existing stockholders, are expected to purchase approximately $8 million and $10 million, respectively, in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price (or an aggregate of 1,058,824 shares based on the initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The private placement would close concurrently with, and be contingent and conditioned upon consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the consummation of the concurrent private placement. Because we have not yet entered into a binding agreement with such existing stockholders, we could determine to sell more, fewer or no shares to each of these existing stockholders, and any of such existing stockholders could determine to purchase more, fewer or no shares in the concurrent private placement. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 7.0% of the total purchase price of the private placement shares. In connection with the concurrent private placement, we will enter into a stock purchase agreement with each of such existing investors.

Common stock to be outstanding immediately after this offering and the concurrent private placement	35,376,457 shares (or 36,576,457 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $122.1 million (or approximately $141.1 million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive an additional $16.7 million in net proceeds from the sale of shares of our common stock to certain of our existing stockholders in the concurrent private placement, after deducting placement agent fees and estimated private placement expenses payable by us.

We currently intend to use the net proceeds we receive from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments (i) to advance the Phase 2a development of our lead TARPg8 AMPAR program, RAP-219, including the completion of our proof-of-concept trials in focal epilepsy, peripheral neuropathic pain and bipolar disorder; (ii) to conduct our second MAD trial and PET trial, for the advancement of a long-acting injectable formulation of RAP-219, and to advance our second TARPg8 AMPAR program, RAP-199, through Phase 1 of development; and (iii) the remainder for other research and development activities, including the development of our nAChR discovery programs, costs associated with operating as a public company, and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed Nasdaq Global Market trading symbol	“RAPP”

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 26,317,633 shares of common stock outstanding as of March 31, 2024 (which includes 2,030,242 shares of unvested restricted common stock outstanding as of March 31, 2024), after giving effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into 22,146,816 shares of common stock immediately prior to the completion of this offering, and excludes:

•

2,677,487 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2024 under our 2022 Stock Option and Grant Plan, as amended (“2022 Plan”), with a weighted average exercise price of $5.23 per share;

•	92,234 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2024 pursuant to our 2022 Plan, with a weighted average exercise price of $11.57 per share;

•

118,707 shares of common stock reserved for future issuance as of March 31, 2024 under the 2022 Plan, which will cease to be available for issuance at the time that our 2024 Stock Option and Incentive Plan (“2024 Plan”) becomes effective;

•

324,243 shares of common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan (“ESPP”), which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

3,814,618 shares of our common stock that will become available for future issuance under our 2024 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld.

Unless otherwise indicated, the information in this prospectus reflects or assumes the following:

•	a 1-for-8.5648 reverse split of our common stock, which we effected on May 31, 2024, and a corresponding adjustment to the ratio at which our preferred stock will convert into common stock;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,146,816 shares of common stock immediately prior to the completion of this offering;

•

the issuance of 1,058,824 shares of our common stock (assuming an initial public offering price of $17.00, the midpoint of the price range set forth on the cover page of this prospectus) in the concurrent private placement, which is to be completed concurrently with, and be contingent and conditioned upon consummation of, the closing of this offering.

•	no exercise of the outstanding stock options described above after March 31, 2024;

•	no exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares of common stock in this offering; and

•

the filing and effectiveness of our third amended and restated certificate of incorporation immediately prior to the completion of this offering and the effectiveness of our amended and restated bylaws upon the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated statements of operations data for the period from February 10, 2022 (inception) to December 31, 2022, the year ended December 31, 2023, and the three months ended March 31, 2023 and 2024 and our summary consolidated balance sheet data as of March 31, 2024. We have derived the consolidated statement of operations data for the period from February 10, 2022 (inception) to December 31, 2022 and the year ended December 31, 2023 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2023 and 2024 and the consolidated balance sheet data as of March 31, 2024 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and our results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the period from February 10, 2022 (inception) to December 31,	For the year ended December 31,	For the three months ended March 31,
	2022	2023	2023	2024
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Operating expenses
Related party acquired in-process research and development	$5,000	$—	$—	$—
Research and development (1)	4,115	27,999	3,899	12,504
General and administrative (2)	1,252	8,180	1,292	4,590

Total operating expenses	10,367	36,179	5,191	17,094

Loss from operations	(10,367)	(36,179)	(5,191)	(17,094)
Other income (expense):
Interest income	—	2,527	75	1,815
Interest expense	(285)	—	—	—
Change in fair value of preferred stock tranche right liability	—	(1,124)	(1,030)	(7,390)

Total other income (expense), net	(285)	1,403	(955)	(5,575)

Net loss before income taxes	(10,652)	(34,776)	(6,146)	(22,669)
Provision for income taxes	—	10	1	—

Net loss	$(10,652)	$(34,786)	$(6,147)	$(22,669)

Net loss per share attributable to common stockholders, basic and diluted (3)	$(13.71)	$(23.10)	$(4.51)	$(11.07)

Weighted-average common shares outstanding, basic and diluted (3)	777,212	1,505,774	1,362,851	2,046,889

	For the period from February 10, 2022 (inception) to December 31,	For the year ended December 31,	For the three months ended March 31,
	2022	2023	2023	2024
	(in thousands, except share and per share data)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (4)		$(1.47)		$(0.94)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited) (4)		23,652,590		24,193,705

(1)

Includes related party amounts of $1.6 million, $0.7 million, $0.3 million and less than $0.1 million for the period from February 10, 2022 (inception) to December 31, 2022, for the year ended December 31, 2023, and for the three months ended March 31, 2023 and 2024, respectively (see Note 13—“Related Party Transactions” to our audited consolidated financial statements and Note 10—“Related Party Transactions” to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus).

(2)

Includes related party amount of $0.6 million, $0.9 million, $0.3 million and $0.1 million for the period from February 10, 2022 (inception) to December 31, 2022, for the year ended December 31, 2023 and for the three months ended March 31, 2023 and 2024, respectively (see Note 13—“Related Party Transactions” to our audited consolidated financial statements and Note 10—“Related Party Transactions” to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus).

(3)

See Note 15—“Net Loss per Share” to our audited consolidated financial statements and Note 12—“Net Loss per Share” to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(4)

Pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and the concurrent private placement and is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted-average common shares outstanding for the period. Pro forma weighted-average common shares outstanding is computed by adjusting the weighted-average common shares outstanding to give pro forma effect to the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2024 into shares of common stock as if such conversion had occurred on January 1, 2023. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering and the concurrent private placement.

	As of March 31, 2024
	Actual	Pro Forma (1)	Pro Forma As adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$193,244	$193,244	$332,406
Working capital (3)	188,843	188,843	329,477
Total assets	206,289	206,289	343,562
Total liabilities	11,183	11,183	9,711
Convertible preferred stock	234,739	—	—
Total stockholders’ (deficit) equity	(39,633)	195,106	333,851

(1)

The pro forma consolidated balance sheet data give effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into an aggregate of 22,146,816 shares of our common stock immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data give effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the issuance and sale of 8,000,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the sale of 1,058,824 shares of common stock in a concurrent private placement at an assumed initial public offering price of $17.00 per share, after deducting placement agent fees and estimated private placement expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering and the concurrent private placement determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short term investments, working capital, total assets and total stockholders’ equity by approximately $8.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions, placement agent fees and estimated offering and private placement expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $15.8 million, assuming no change in the assumed initial offering price per share, after deducting underwriting discounts and commissions, placement agent fees and estimated offering and private placement expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. The risks described below are not the only ones facing us. The following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were formed in February 2022 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our receptor associated protein (“RAP”) technology platform and technology, identifying potential product candidates, securing intellectual property rights, and planning and undertaking preclinical studies and clinical trials. Substantially all of our product candidates were initially developed by Janssen Pharmaceutica NV (“Janssen”), which we in-licensed pursuant to the option and license agreement with Janssen (the “Janssen License”), entered into shortly after our formation. We have not yet demonstrated an ability to generate revenues, obtain regulatory approvals, manufacture any product on a commercial scale or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

The success of our business depends primarily upon our ability to identify, develop, and commercialize product candidates based on our RAP technology platform. We do not know whether we will be able to develop any product candidates that succeed through preclinical and clinical development or products of commercial value. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our preclinical and clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Our net losses totaled $10.7 million and $34.8 million for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, respectively. Our net losses totaled $6.1 million and $22.7 million for the three months ended March 31, 2023 and 2024, respectively. As of March 31, 2024, we have not yet generated revenues and had an accumulated deficit of $68.1 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates.

We anticipate that our expenses will increase substantially if, and as, we:

•	advance our product candidates through clinical development, including as we advance RAP-219 into later-stage clinical trials;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	hire additional clinical, quality control, medical, scientific and other technical personnel to support the clinical development of our product candidates;

•	experience an increase in headcount as we expand our research and development organization and market development and pre-commercial planning activities;

•	undertake any pre-commercial or commercial activities to establish sales, marketing and distribution capabilities;

•	advance our preclinical-stage product candidates into clinical development;

•

seek to identify, acquire and develop additional product candidates using our RAP technology platform, including through business development efforts to invest in or in-license other technologies or product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	make milestone, royalty or other payments due under the Janssen License and any future in-license or collaboration agreements; and

•	make milestone, royalty, interest or other payments due under any future financing or other arrangements with third parties.

Biopharmaceutical product development entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

Additionally, our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”), or other comparable regulatory authorities to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our clinical trials or the development of any of our product candidates.

Even if this offering and the concurrent private placement are successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, our product candidates. Even if our current or future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. To date, we have funded our operations principally through private financings. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the clinical and preclinical development of our product candidates, continue to identify additional targets using our RAP technology platform, commence additional preclinical studies and clinical trials, and continue to identify and develop additional product candidates either through internal development or through acquisitions or in-licensing product candidates.

As of March 31, 2024, we had $193.2 million of cash, cash equivalents and short-term investments, excluding restricted cash. Based upon our current operating plan, we believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering and the concurrent private placement, will enable us to fund our operating expenses and capital expenditure requirements through the end of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our future capital requirements will depend on many factors, including but not limited to:

•	the scope, timing, progress, costs and results of discovery, preclinical development and clinical trials for our current or future product candidates;

•	the number of clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of any of our current or future product candidates;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•	the effectiveness of our precision neuroscience approach at identifying target patient populations and utilizing our approach to enrich our patient population in our clinical trials;

•

our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	expenses to attract, hire and retain skilled personnel;

•	the costs of operating as a public company;

•	our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

•	the effect of macroeconomic trends including inflation and rising interest rates;

•	addressing any potential supply chain interruptions or delays;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in business, products and technologies.

Because of the numerous risks and uncertainties associated with research and development of product candidates, we are unable to predict the timing or amount of our working capital requirements. In addition, if we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution which make it difficult to predict when or if we will be able to achieve or maintain profitability. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to support our continuing operations. Our ability to raise additional funds will depend on financial, economic, political and market conditions and other factors, over which we may have no or limited control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, future commercialization efforts or other operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations with our existing cash, cash equivalents and short-term investments, the net proceeds from this offering and the concurrent private placement, any future equity or debt financings and upfront and milestone and royalty payments, if any, received under any future licenses or collaborations. If we raise additional capital through the sale of equity or convertible debt securities, or issue any equity or convertible debt securities in connection with a collaboration agreement or other contractual arrangement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. In addition, the possibility of such issuance may cause the market price of our common stock to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or acquiring, selling or licensing intellectual property rights or assets, which could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, operating results and prospects.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

The obligations from our license agreement with Janssen may be a drain on our cash resources, or may cause us to incur debt obligations to satisfy the payment obligations.

Under the terms of the Janssen License, Janssen is entitled to substantial contingent payments upon the occurrence of certain events. For example, we will be required to pay Janssen up to $76.0 million in development milestone payments and up to $40.0 million sales milestone payments for products containing RAP-219. See the section titled “Business—License and Collaboration Agreements” elsewhere in this prospectus for additional information regarding the Janssen Agreement. In order to satisfy our obligations to make these payments, if and when they are triggered, we may need to issue equity or convertible debt securities that may cause dilution to our stockholders, or we may use our existing cash and cash equivalents or incur debt obligations to satisfy the payment obligations in cash, which may adversely affect our financial position. In addition, these obligations may impede our ability to raise money in future public offerings of debt or equity securities or to obtain a third-party line of credit.

Risks Related to Our Business

Our business is highly dependent on the success of our product candidates, particularly RAP-219 for focal epilepsy. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed.

To date, as an organization, we have not completed the development of any product candidates and nearly all of our candidates remain in early-stage clinical or preclinical development. Our future success and ability to generate revenue from our product candidates is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our product candidates. All of our product candidates will require substantial additional investment for clinical development, regulatory review and approval in one or more jurisdictions. If any of our product candidates, particularly RAP-219 for focal epilepsy, encounters safety or efficacy problems, development delays or regulatory issues or other problems, our development plans and business would be materially harmed.

We may not have the financial resources to continue development of our product candidates if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our product candidates, including:

•	our inability to demonstrate to the satisfaction of the FDA, EMA, or other comparable regulatory authorities that our product candidates are safe and effective;

•	insufficiency of our financial and other resources to complete the necessary clinical trials and preclinical studies;

•

negative or inconclusive results from our clinical trials, preclinical studies or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional clinical trials or preclinical studies or abandon a program;

•

product-related adverse events (“AEs”) experienced by subjects in our clinical trials, including unexpected toxicity results, or by individuals using drugs or therapeutic biologics similar to our product candidates;

•

delays in submitting an Investigational New Drug (“IND”) application or other regulatory submission to the FDA, EMA, or other comparable regulatory authorities, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension or termination, or hold, of a clinical trial once commenced;

•	conditions imposed by the FDA, EMA, or other comparable regulatory authorities regarding the scope or design of our clinical trials;

•	poor effectiveness of our product candidates during clinical trials;

•	better than expected performance of control arms, such as placebo groups, which could lead to negative or inconclusive results from our clinical trials;

•	delays in enrolling subjects in our clinical trials;

•	high drop-out rates of subjects from our clinical trials;

•	inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;

•	higher than anticipated clinical trial or manufacturing costs;

•	unfavorable FDA, EMA or comparable regulatory authority inspection and review of our clinical trial sites;

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failure of our third-party contractors or investigators to comply with regulatory requirements or the clinical trial protocol or otherwise meet their contractual obligations in a timely manner, or at all;

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delays and changes in regulatory requirements, policies and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our therapies in particular; or

•	varying interpretations of data by the FDA, EMA, or other comparable regulatory authorities.

In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. We expect to conduct one or more of our clinical trials with one or more trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA, and there can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates.

The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain.

Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain, and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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clinical trial results may show the product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable safety or tolerability profile;

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failure to receive the necessary regulatory approvals or a delay in receiving such approvals, which, among other things, may be caused by patients who fail the trial screening process, slow enrollment in clinical trials, patients dropping out of trials, patients lost to follow-up, length of time to achieve trial endpoints, additional time requirements for data analysis or New Drug Application (“NDA”) or similar foreign application preparation, discussions with the FDA, EMA, or other comparable regulatory authority an FDA, EMA, or other comparable regulatory request for additional preclinical or clinical data (such as long-term toxicology studies) or unexpected safety or manufacturing issues;

•	preclinical study results may show the product candidate to be less effective than desired or to have harmful side effects;

•	post-marketing approval requirements; or

•	the proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

For example, in December 2023, we withdrew the development of another TARPg8 targeted molecule (RAP-482) in-licensed from Janssen that received a full clinical hold from the FDA prior to initiation of a

Phase 1 trial, in order to prioritize development of our lead product candidate, RAP-219, and our other development candidates and programs. Furthermore, the length of time necessary to complete clinical trials and submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product candidate to the next and from one country or jurisdiction to the next and may be difficult to predict.

Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if we are able to obtain coverage and adequate reimbursement for our products once approved, there may be features or characteristics of our products, such as dose preparation requirements, that prevent our products from achieving market acceptance by the healthcare or patient communities.

In addition, if any of our product candidates receive marketing approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with current Good Manufacturing Practices (“cGMPs”) and Good Clinical Practices (“GCPs”) for any clinical trials that we conduct post-approval. In addition, there is always the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as AEs of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could adversely affect our business, financial condition and results of operations.

Due to the significant resources required for the development of our pipeline, and depending on our ability to access capital, we must prioritize the development of certain product candidates over others. Moreover, we may fail to expend our limited resources on product candidates or indications that may have been more profitable or for which there is a greater likelihood of success.

Our lead product candidate, RAP-219 for the treatment of focal epilepsy, is currently in Phase 1 clinical development, and our other product candidates and programs are at various stages of preclinical development. We seek to rapidly advance discovery and development of transformational small molecule medicines for patients suffering from central nervous system disorders.

Due to the significant resources required for the development of our product candidates, we must decide which product candidates and indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates, therapeutic areas or indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in the pharmaceutical industry, in particular for disorders of the brain and nervous system, our business, financial condition and results of operations could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients’ needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers, sales agents, health care facilities, surgeons and other health care providers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, sales agent, health care facilities, physicians or other health care providers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common stock as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

We, our collaborators and our service providers are, or may become, subject to a variety of stringent and evolving privacy and data security laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to privacy and data security. Any actual or perceived failure to comply with such obligations could expose us to significant fines or other penalties and otherwise harm our business and operations.

In the ordinary course of our business, we and the third parties upon which we rely (such as our third party Contract Research Organizations (“CROs”) and other contractors and consultants) collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and data we collect about trial participants in connection with clinical trials (collectively, sensitive data). Our data processing activities subject us to numerous evolving privacy and data security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to privacy and data security.

The legislative and regulatory framework for the processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In the United States, numerous federal, state and local laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws) govern the processing of health-related and other personal data.

At the state level, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, we may be subject to new laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements and grants consumers certain rights with respect to their health data, including to request deletion of their information. Connecticut and Nevada have also passed similar laws regulating consumer health data. These various privacy and data security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern privacy and data security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) impose strict requirements for processing personal data.

The EU GDPR and the UK GDPR (together, “GDPR”) establish stringent requirements regarding the processing of personal data, including strict requirements relating to processing of sensitive data (such as health data), ensuring there is a legal basis or condition to justify the processing of personal data, where required strict requirements relating to obtaining consent of individuals, expanded disclosures about how personal data is to be used, limitations on retention of information, implementing safeguards to protect the security and confidentiality of personal data, where required providing notification of data breaches, maintaining records of processing activities and documenting data protection impact assessments where there is high risk processing and taking certain measures when engaging third-party processors.

Under GDPR, companies may face temporary or definitive bans on data processing and other corrective activities, fines of up to €20 million (£17.5 million GBP) or 4% of annual global revenues, whichever is greater, and private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Non-compliance could also result in a material adverse effect on our business, financial position and results of operations.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activities activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

In addition to privacy and data security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to privacy and data security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, and we may publish marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding privacy and data security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to privacy and data security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our privacy and data security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable privacy and data security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our information technology systems and infrastructure, or those of our collaborators and service providers, or our data, may be subject to cyber-attacks, security breaches, compromises or other incidents, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand, material disruption of our development programs and operations, or other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats that could cause cyber-attacks, security breaches, compromises, or other incidents. Although we take steps to develop and maintain systems and controls designed to protect our sensitive data, systems and infrastructure, there can be no assurance that our internal technology systems and infrastructure, or those of third parties upon which we rely, will be sufficient to protect against a cyber-attack, security breach, compromise or other incident such as an industrial espionage attack, ransomware, or insider threat attack, which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our sensitive data. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

The risk of a cyber-attack, security breach, compromise, or other incident has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Such risks come from a variety of evolving threats, including but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats.

Individuals engage in and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely, may be vulnerable to a heightened risk of cyber-attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We also face increased risks of a cyber-attack, security breach, compromise, or other incident due to our reliance on internet technology and the number of our employees who work on a hybrid basis at home, in the office, or other public spaces. This may create additional opportunities for cybercriminals to exploit vulnerabilities. Additionally, business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies that were not found during due diligence of such acquired or integrated entities.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts and our ability to monitor these third parties’ information security practices is limited. These third parties may not have adequate information security measures in place and if our third-party service providers experience a cyber-attack, security breach, compromise or incident, or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

We may be unable to detect vulnerabilities in our information technology systems and infrastructure on a timely basis or until after a cyber-attack, security breach, compromise, or other incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to adequately address any such identified vulnerabilities.

We have in the past experienced threats and security incidents related to our data and systems, and we may in the future experience additional threats, compromises, breaches or incidents. If we, or a third party upon whom we rely, experience a cyber-attack, security breach, compromise, or other incident, or are perceived to have experienced a cyber-attack, security breach, compromise, or other incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including individual and group claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other potentially significant harms. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations.

Further, applicable privacy and data security obligations may require us to notify relevant stakeholders of a cyber-attack, security breach, compromise, or other incident. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. In addition, cyber-attacks, security breaches, compromises, or other incidents may cause stakeholders (including investors and potential customers) to stop supporting our business, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

If we were to experience a cyber-attack, security breach, compromise, or other incident that causes interruptions in our operations, it could result in a material disruption of our product development programs.

The use of new and evolving technologies, such as artificial intelligence (“AI”) and machine learning (“ML”), in our operations, and the operations of third parties upon which we rely, may result in spending additional resources and present new risks and challenges that can impact our business including by posing security and other risks to our sensitive data, and as a result we may be exposed to reputational harm, other adverse consequences, and liability.

The use of new and evolving technologies, such as AI/ML, in our operations, and the operations of third parties upon which we rely presents new risks and challenges that could negatively impact our business. The use of certain AI/ML technologies can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering, laws governing the development and use of AI/ML, such as the European Union’s AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

The rapid evolution of AI/ML will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI/ML is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI/ML tools into their own offerings, and the providers of these AI/ML tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI/ML, to engage in illegal activities involving the theft and misuse of sensitive data. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks Related to the Discovery and Development of Our Current or Future Product Candidates

The regulatory approval processes of the FDA, EMA, and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. The time required to obtain approval by the FDA, EMA, or other comparable regulatory authorities is inherently unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For instance, jurisdictions outside of the United States, such as the European Union or Japan, may have different requirements for regulatory approval, which may require us to conduct additional clinical, nonclinical or chemistry, manufacturing and control studies. To date, we have not submitted an NDA to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for any product candidate. We must complete additional preclinical studies and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our initial and potential additional product candidates is susceptible to the risk of failure inherent at any stage of development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of AEs that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA, EMA, or other comparable regulatory authorities that a product candidate may not continue development or is not approvable. It is possible that even if any of our product candidates have a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of such product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of, or intolerability caused by, such product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. Serious AEs or other AEs, as well as tolerability issues, could hinder or prevent market acceptance of the product candidate at issue.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA, or other comparable regulatory authorities may disagree as to the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, EMA, or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA, or other comparable regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, EMA, or other comparable regulatory authorities may disagree with our interpretation of data from clinical trials or preclinical studies;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

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the FDA, EMA, or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would substantially harm our business, results of operations and prospects. The FDA, EMA, and other comparable regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be granted for any product candidate that we develop. Even if we believe the data collected from future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA, or other comparable regulatory authorities.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

The FDA, EMA or comparable regulatory authorities may disagree with our regulatory plan for our product candidates.

The general approach for FDA approval of a new drug is dispositive data from two or more adequate and well-controlled clinical trials of the product candidate in the relevant patient population. Adequate and well-controlled clinical trials typically involve a large number of patients, have significant costs and take years to complete. The FDA, EMA or other comparable regulatory authorities may disagree with us about whether a clinical trial is adequate and well-controlled or may request that we conduct additional clinical trials prior to regulatory approval. In addition, there is no assurance that the doses, endpoints and trial designs that we intend to use for our planned clinical trials, including those that we have developed based on feedback from regulatory agencies or those that have been used for the approval of similar drugs, will be acceptable for future approvals. For instance, we may seek FDA regulatory flexibility and pursue marketing approval based on data from only one adequate and well-controlled clinical investigation. However, the FDA may be unwilling to apply regulatory flexibility and our clinical trial results may not support approval of our product candidates. In addition, our product candidates could fail to receive regulatory approval, or regulatory approval could be delayed, for many reasons, including the following:

•	the FDA, EMA, or comparable regulatory authorities may not file or accept our NDA or marketing application for substantive review;

•	the FDA, EMA, or comparable regulatory authorities may disagree with the dosing regimen, design or implementation of our clinical trials;

•	the FDA, EMA, or comparable regulatory authorities may determine there is not substantial evidence of effectiveness to support approval;

•	we may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the results of our clinical trials may not meet the level of statistical significance required by the FDA, EMA, or comparable regulatory authorities for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA, EMA, or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, EMA, or comparable regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA, EMA, or comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We are dependent on a third party having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials that were previously conducted for our product candidates.

Substantially all of our product candidates were initially developed by Janssen, which we in-licensed pursuant to the Janssen License shortly after our formation. We entered into this license on the basis of our interpretation of the medical and scientific meaningfulness of Janssen’s initial data. Therefore, we are dependent on Janssen having designed certain preclinical studies and clinical trials; conducted its research and development in accordance with the applicable protocols, legal and regulatory requirements, and scientific standards; having accurately reported the results of all preclinical studies conducted with respect to such product candidates; and having correctly collected and interpreted the data from these studies and trials. These risks also apply to any additional product candidates that we may acquire or in-license in the future. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our product candidates will be adversely affected and the earlier-reported results may not support data that we generate in our own preclinical or clinical work with those product candidates.

In addition, we rely on preclinical data using earlier generation TARPy8 NAMs and third-party published data with other TARPy8 NAMs for support of RAP-219. While we believe it is an accepted scientific practice to reference preclinical data generated using other molecules of the same class, it is possible that similar studies with RAP-219 would not have generated entirely consistent results and, as such, the studies performed with other molecules of the same class may not be reflective of the therapeutic potential of RAP-219.

If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

The results observed from preclinical studies or early-stage clinical trials of our product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from such preclinical studies or early-stage clinical trials may not be replicated in our subsequent preclinical studies or clinical trials. For instance, results seen in preclinical animal models of epilepsy or pain may not translate to similar results in patients, and results from our upcoming Phase 2a proof-of-concept trial in focal epilepsy may not translate to clinical seizures. Furthermore, our product candidates may not be able to demonstrate similar activity or adverse event profiles as other product candidates that we believe may have similar profiles.

In addition, in our planned future clinical trials, we may utilize clinical trial designs or dosing regimens that have not been tested in prior clinical trials. For instance, our upcoming Phase 2a proof-of-concept trial in focal epilepsy utilizes a novel study design due to the biomarker-based primary endpoint, intracranial electroencephalography (“iEEG”) data. Specifically, iEEG data will be recorded by an implanted responsive neurostimulation (“RNS”) system, which includes an electrode that monitors intracranial brain waves and detects the magnitude, duration and frequency of electrographic activity associated with clinical seizures. We are not aware of any other trials that have used iEEG data as a primary endpoint and have not engaged and do not plan to engage with the FDA on the use of this endpoint in our Phase 2a proof-of-concept trial, as this trial will not be used as a registrational trial. Accordingly, the FDA, EMA, or other comparable regulatory authorities may have questions around the interpretability of this data, and iEEG data may not be translatable to a clinical seizure endpoint in future registrational trials.

There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse effects or AEs.

Additionally, we may utilize an “open-label” clinical trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Our upcoming Phase 2a proof-of-concept study in focal epilepsy will be an open label study. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results of a product candidate when studied in a controlled environment with a placebo or active control.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA or comparable foreign regulatory authority approval.

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials or preclinical studies, including as a result of regulators not allowing or delay in allowing clinical trials to proceed under an IND or similar foreign authorization, or not approving or delaying approval for any clinical trial grant or similar approval we need to initiate a clinical trial. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

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regulators, institutional review boards (“IRBs”) or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	we may experience challenges or delays in recruiting principal investigators or study sites to lead our clinical trials;

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the number of subjects or patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing our product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we may have to amend clinical trial protocols submitted to regulatory authorities or conduct additional studies to reflect changes in regulatory requirements or guidance, which may be required to resubmit to an IRB and regulatory authorities for re-examination;

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regulators or other reviewing bodies may find deficiencies with, fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies, or the supply or quality of any product candidate or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

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the potential for approval policies or regulations of the FDA, EMA, or other comparable regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval.

Regulators or IRBs of the institutions in which clinical trials are being conducted may suspend, limit or terminate a clinical trial, or data monitoring committees may recommend that we suspend or terminate a clinical trial, due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Negative or inconclusive results from our clinical trials or preclinical studies could mandate repeated or additional clinical trials and, to the extent we choose to conduct clinical trials in other indications, could result in changes to or delays in clinical trials of our product candidates in such other indications. We do not know whether any clinical trials that we conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product candidates for the indications that we are pursuing. If later-stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for our product candidates will be adversely impacted.

Our failure to successfully initiate and complete clinical trials and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates would significantly harm our business. Our product candidate development costs will also increase if we experience delays in testing or regulatory approvals and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure or otherwise modify our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, the inclusion of a Risk Evaluation and Mitigation Strategy, or the delay or denial of regulatory approval by the FDA, EMA, or other comparable regulatory authorities.

We may observe safety or tolerability issues beyond those we anticipate with our product candidates in ongoing or future clinical trials. For example, while no Grade 3 or higher AEs have been observed, to date, RAP-219 has only been tested in healthy volunteers and has not yet been tested in patients, so it is possible that such events may occur in our ongoing RAP-219 clinical program or in our clinical programs for other product candidates. Additionally, it is possible that human subjects with focal epilepsy may experience greater side effects in our clinical program for RAP-219 than observed in healthy volunteers. We continue to learn more about our product candidates, and unfavorable pharmacology profiles, including extended half-lives, could lead to adverse outcomes or concerns by the FDA, EMA, or other comparable regulatory authorities.

Many compounds that initially showed promise in clinical or earlier-stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Results of future clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, despite a favorable tolerability profile observed in earlier-stage testing. At any time, we may decide to terminate or greatly narrow the target population for a clinical development program due to unacceptable side effects or safety concerns.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, EMA, or other comparable regulatory authorities, the IRBs, or independent ethics committees at the institutions in which our trials are conducted, could suspend, limit or terminate our clinical trials, or the independent safety monitoring committee could recommend that we suspend, limit or terminate our trials, or the FDA, EMA, or other comparable regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. We may be unable to overcome any such suspensions or holds that are placed on our clinical trials. Treatment-emergent side effects that are deemed to be drug-related could delay recruitment of clinical trial subjects or may cause subjects that enroll in our clinical trials to discontinue participation in our clinical trials. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in harm to patients that are administered our product candidates. Any of these occurrences may adversely affect our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

Any product candidate we develop and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States, and by the EMA and other comparable regulatory authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we are developing or may seek to develop in the future will ever obtain regulatory approval.

We have no experience in submitting and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA, EMA, and other comparable regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the development and commercialization of our product candidates may be delayed, and our business and results of operations may be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which, if not realized as expected, may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, EMA, and other comparable regulatory authorities and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture our product candidates;

•	the efforts of our collaborators with respect to the commercialization of our product candidates; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the development and commercialization of our product candidates may be delayed, and our business and results of operations may be harmed.

We have concentrated our research and development efforts on the treatment of disorders of the brain and nervous system, a field that faces certain challenges in drug development.

We have focused our research and development efforts on addressing disorders of the brain and nervous system. Efforts by pharmaceutical companies in this field have faced certain challenges in drug development. In particular, many neurological disorders, such as focal epilepsy, neuropathic pain and bipolar disorder, rely on subjective patient-reported outcomes as key endpoints. This makes them more difficult to evaluate than indications with more objective endpoints. For example, in our Phase 2a proof-of-concept trial, we plan to use change in clinical seizure frequency (measured by patient-recorded paper diaries) as a secondary endpoint. Furthermore, these indications are often subject to a placebo effect, which may make it more challenging to isolate the effects of our product candidates. There can be no guarantee that we will successfully overcome these challenges with RAP-219, even with the use of the RNS system from NeuroPace Inc. (“NeuroPace”) for primary and secondary endpoints in our Phase 2a proof-of-concept trial in focal epilepsy, or our other product candidates or that we will not encounter other challenges in the development of our product candidates. Moreover, given the history of clinical failures in this field, future clinical or regulatory failures by us or others may have result in further negative perception of the likelihood of success in this field, which may significantly and adversely affect the market price of our common stock.

We may be subject to additional risks because we intend to evaluate our product candidates in combination with the standard of care for the indications that we are pursuing.

We intend to evaluate our product candidates in combination with other compounds, specifically the standard of care for the indications that we are pursuing. The use of our product candidates in combination with such other compounds may subject us to risks that we would not face if our product candidates were being administered as a monotherapy. The outcome and cost of developing a product candidate to be used with other compounds is difficult to predict and dependent on a number of factors that are outside our control. If we experience efficacy or safety issues in our clinical trials in which our product candidates are being administered with other compounds, we may not receive regulatory approval for our product candidates, which could prevent us from ever generating revenue or achieving profitability.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion.

Patient enrollment is affected by many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the severity of the disease under investigation;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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patients that enroll in our clinical trials may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop such patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	approval of new indications for existing therapies or approval of new therapies in general;

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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in our clinical trials will drop out of the trials before completion.

We may experience challenges in recruiting principal investigators and patients to participate in ongoing and future clinical trials for such product candidates if we are unable to sufficiently demonstrate the potential of such product candidates to them. In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Furthermore, if significant AEs or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our trials and patients may drop out of our trials. Additionally, patients, including patients in any control groups, may withdraw from the clinical trial for various reasons, including but not limited to if they are not experiencing improvement in their underlying disease or condition, or if they experience other difficulties or issues relating to their underlying disease or condition. Participants with CNS disorders such as bipolar disorder constitute a vulnerable patient population and may withdraw from the clinical trial if they are not experiencing improvement in their underlying disease or condition or if they experience other difficulties or issues relating to their underlying disease or condition or otherwise, which may or may not be related to our product candidate in clinical trial. Withdrawal of patients from our clinical trials may compromise the quality of our data.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or might require us to abandon one or more clinical trials or our development efforts altogether. Delays in patient enrollment may result in increased costs, affect the timing or outcome of the planned clinical trials, product candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and generate revenue, which could prevent completion of these trials, adversely affect our ability to advance the development of our product candidates, cause our value to decline and limit our ability to obtain additional financing if needed.

Even if any of our product candidates receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if any of our product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to achieve sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Many of the indications for our product candidates have well-established standards of care that physicians, patients and payors are familiar with and, in some cases, are available generically. Even if our product candidates are successful in registrational clinical trials, they may not be successful in displacing these current standards of care if we are unable to demonstrate superior efficacy, safety, ease of administration and/or cost-effectiveness. For example, physicians may be reluctant to take their patients off their current medications and switch their treatment regimen to our product candidates. Further, patients often acclimate to the treatment regimen that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch due to lack of coverage and adequate reimbursement. Even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. If any product candidate is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to competitive therapies;

•	the prevalence and severity of any side effects;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	the product’s acceptance into standard of care treatment algorithms by medical societies that could limit payor and physician uptake;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors.

Any failure by one or more of our product candidates that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects.

If we fail to discover, develop and commercialize other product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of our current product candidates are our initial focus, as part of our longer-term growth strategy, we plan to develop other product candidates. In addition to the product candidates in our clinical-stage pipeline, we have in-licensed additional assets that are in earlier stages of development. We intend to evaluate internal opportunities from our existing product candidates or other potential product candidates, and also may choose to in-license or acquire other product candidates to treat patients suffering from other disorders with significant unmet medical needs and limited treatment options. These other potential product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, EMA, or other comparable regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

In addition, we intend to devote substantial capital and resources for basic research to discover and identify additional product candidates. These research programs require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete;

•	product candidates that we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

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a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

In the future, we may also seek to in-license or acquire product candidates or the underlying technology. The process of proposing, negotiating and implementing a license or acquisition is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	difficulty in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	increased amortization expenses;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to motivate key employees of any acquired businesses.

If we are unsuccessful in identifying and developing additional product candidates, either through internal development or licensing or acquisition from third parties, our potential for growth and achieving our strategic objectives may be impaired.

The number of patients with the diseases and disorders for which we are developing our product candidates has not been established with precision. If the actual number of patients with the diseases or disorders we elect to pursue with our product candidates is smaller than we anticipate, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. Even if such product candidates are successfully developed and approved, the markets for our product candidates may be smaller than we expect and our revenue potential and ability to achieve profitability may be materially adversely affected.

Our pipeline includes product candidates for a variety of neuroscience diseases. There is no precise method of establishing the actual number of patients with any of these disorders in any geography over any time period. With respect to many of the indications in which we have developed, are developing, or plan to develop our product candidates, we have estimates of the prevalence of the disease or disorder. Our estimates as to prevalence may not be accurate, and the actual prevalence or addressable patient population for some or all of those indications, or any other indication that we elect to pursue, may be significantly smaller than our estimates. In estimating the potential prevalence of indications we are pursuing, or may in the future pursue, including our estimates as to the prevalence of focal epilepsy, neuropathic pain and bipolar disorder, we apply assumptions to available information that may not prove to be accurate. In each case, there is a range of estimates in the published literature and in marketing studies, which include estimates within the range that are lower than our estimates. The actual number of patients with these disease indications may, however, be significantly lower than we believe. Even if our prevalence estimates are correct, our product candidates may be developed for only a subset of patients with the relevant disease or disorder or our product candidates, if approved, may be indicated for or used by only a subset. In the event the number of patients with the diseases and disorders we are studying is significantly lower than we expect, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. If any of our product candidates are approved and our prevalence estimates with respect to any indication or our other market assumptions are not accurate, the markets for our product candidates for these indications may be smaller than we anticipate, which could limit our revenues and our ability to achieve profitability or to meet our expectations with respect to revenues or profits.

Competitive products may reduce or eliminate the commercial opportunity for our product candidates, if approved. If our competitors develop technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective or safer than ours, our ability to develop and successfully commercialize our product candidates may be adversely affected.

The clinical and commercial landscapes for the treatment of neuroscience diseases are highly competitive and subject to rapid and significant technological change. We face competition with respect to our indications for our product candidates and will face competition with respect to any other drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drug candidates for the treatment of the indications that we are pursuing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We believe that a significant number of product candidates are currently under development for the same indications we are currently pursuing, and some or all may become commercially available in the future for the treatment of conditions for which we are trying or may try to develop product candidates. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. See the section titled “Business—Competition” included elsewhere in this prospectus for examples of the competition that our product candidates face.

In most cases, we do not currently plan to run head-to-head clinical trials evaluating our product candidates against the current standards of care, which may make it more challenging for our product candidates to compete against the current standards of care due to the lack of head-to-head clinical trial data.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Accordingly, our competitors may be more successful than we may be in obtaining regulatory approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses. If any of our product candidates are approved, it could compete with a range of therapeutic treatments that are in development. In addition, our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than our product candidates, which could render our product candidates obsolete and noncompetitive.

If we obtain approval for any of our product candidates, we may face competition based on many different factors, including the efficacy, safety and tolerability of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Existing and future competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

In addition, our competitors may obtain patent protection, regulatory exclusivities or FDA approval and commercialize products more rapidly than we do, which may impact future approvals or sales of any of our product candidates that receive regulatory approval. If the FDA approves the commercial sale of any product candidate, we will also be competing with respect to marketing capabilities and manufacturing efficiency. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, regulatory exclusivities and patent position. Our profitability and financial position will suffer if our product candidates receive regulatory approval but cannot compete effectively in the marketplace.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities. We intend to establish a sales and marketing organization, either on our own or in collaboration with third parties, with technical expertise and supporting distribution capabilities to commercialize one or more of our product candidates that may receive regulatory approval in key territories. These efforts will require substantial additional resources, some or all of which may be incurred in advance of any approval of the product candidate. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or our failure to educate an adequate number of physicians on the benefits of any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems to serve as an alternative to our own sales force and distribution systems. Our future product revenue may be lower than if we directly marketed or sold our product candidates, if approved. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Risks Related to Employee Matters and Managing Growth

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational, quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our ability to develop product candidates, leverage our RAP technology platform and our future growth depends on attracting, hiring and retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management and scientific personnel, many of whom have been instrumental for us and have substantial experience with developing therapies, identifying potential product candidates and building the technologies related to the clinical development of our product candidates. Given the specialized nature of brain diseases and our approach, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our product candidates in our pipeline, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of key personnel, in particular our Chief Scientific Officer, neuropharmacologists and neuroscientists, would delay our research and development activities. We currently do not have “key person” insurance on any of our employees. Despite our efforts to retain valuable employees, members of our team may terminate their employment with us on short notice. The competition for qualified personnel in the biotechnology and biopharmaceutical industries is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which would have a material adverse effect on our business.

In addition, our clinical operations and research and development programs depend on our ability to attract and retain highly skilled scientists, data scientists, and engineers, particularly in Massachusetts and California. There is powerful competition for skilled personnel in these geographical markets, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Risks Related to Our Dependence on Third Parties

We rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

We have relied upon and plan to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Our ability to complete clinical trials in a timely fashion depends on a number of key factors. These factors include protocol design, regulatory and IRB approval, patient enrollment rates and compliance with GCPs. We have opened clinical trial sites and are enrolling patients in a number of countries where our experience is limited. In most cases, we use the services of third parties, including CROs, to carry out our clinical trial-related activities and rely on such parties to accurately report their results. Our reliance on third parties for clinical development activities may impact or limit our control over the timing, conduct, expense and quality of our clinical trials. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of clinical trial sponsors, principal investigators, clinical trial sites and IRBs. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. Our failure or the failure of third parties to comply with the applicable protocol, legal and regulatory requirements and scientific standards can result in rejection of our clinical trial data or other sanctions. If we or our third-party clinical trial providers or third-party CROs do not successfully carry out these clinical activities, our clinical trials or the potential regulatory approval of a product candidate may be delayed or be unsuccessful. Additionally, if we or our third-party contractors fail to comply with applicable GCPs for any reason, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. Moreover, many CROs, including some of those that we have engaged to conduct our clinical trials, are experiencing enrollment challenges as a result of, among other things, high employee turnover driven by the post-COVID macroeconomic environment and the inexperience of new employees. Furthermore, at clinical trial sites, the availability of staff and trial participants has been limited due to a decrease in the number of clinical investigative sites across the globe. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

In addition, we may rely on other third parties to collect, report and analyze data for our clinical trials. For example, our Phase 2a clinical trial will evaluate RAP-219 in adult patients with drug-resistant focal epilepsy who have been implanted with the RNS system from NeuroPace. NeuroPace will assist us with clinical trial readiness, including identifying patients for enrollment in our trial, as well as services for the collection, reporting and analysis of patient data collected from the implanted RNS systems throughout the Phase 2a clinical trial. If NeuroPace does not successfully carry out its contractual obligations for any reason, meet expected deadlines, conduct our Phase 2a clinical trial in accordance with applicable law, including regulatory and data privacy requirements, or encounters issues with its RNS system, including issues that raise questions of safety, effectiveness or data integrity, or we are otherwise unable to maintain our relationship with NeuroPace, we would have to redesign and conduct a new clinical trial to evaluate RAP-219 in patients with drug-resistant focal epilepsy and our business, financial condition and prospects would be harmed.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or regulatory approval of our product candidates or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue.

Any of the third-party organizations we utilize may terminate their engagements with us under certain circumstances. The replacement of an existing CRO or other third party may result in the delay of the affected trials or otherwise adversely affect our efforts to obtain regulatory approvals and commercialize our product candidates. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, even if there are suitable replacements for one or more of these service providers, there is a natural transition period when a new service provider begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Our use of third parties to manufacture our product candidates, including those located outside of the United States in jurisdictions such as China, may increase the risk that we will not have sufficient quantities of our product candidates, raw materials, active pharmaceutical ingredients (“APIs”) or drug products when needed or at an acceptable cost.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. Our current strategy is to outsource all manufacturing of our product candidates to third parties, including in jurisdictions outside of the United States such as China.

We currently rely on and engage third-party manufacturers to provide all of the API and the final drug product formulation of all of our product candidates that are being used in our clinical trials and preclinical studies. If we were to need an alternate manufacturer, we would incur added costs and delays in identifying and qualifying any such replacement. In addition, we typically order raw materials, API and drug product and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements with any commercial manufacturer. We may not be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. We may be unable to conclude agreements for commercial supply with third-party manufacturers or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of our product candidates, and the costs of manufacturing could be prohibitive.

Many of the third-party manufacturers we rely on have only recently begun working with us and have limited or no experience manufacturing our API and final drug products. If our manufacturers have difficulty or suffer delays in successfully manufacturing material that meets our specifications, it may limit supply of our product candidates and could delay our clinical trials.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

•

manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

•	limitations on supply availability resulting from capacity and scheduling constraints of third parties;

•	the failure of the third-party manufacturer to produce materials with acceptable quality on a larger scale;

•	the possible breach of manufacturing agreements by third parties because of factors beyond our control;

•	the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our product candidates. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA, EMA, and other comparable regulatory authorities.

Additionally, if any third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different manufacturer. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change third-party manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA, EMA, or other comparable regulatory authorities. We may be unsuccessful in demonstrating the comparability of clinical supplies, which could require the conduct of additional clinical trials. The delays associated with the verification of a new third-party manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a third-party manufacturer may possess technology related to the manufacture of our product candidate that such third party owns independently. This would increase our reliance on such third-party manufacturer or require us to obtain a license from such third-party manufacturer in order to have another third party manufacture our product candidates.

If any of our product candidates is approved by any regulatory agency, we intend to utilize arrangements with third-party contract manufacturers for the commercial production of those products. This process is difficult and time consuming and we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization.

Some of our manufacturers are located outside of the United States, including in China. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. Increased tariffs or pending legislation that would impose federal contracting or federal funding limitations on parties directly using or connected to those using the services or equipment of certain foreign entities with known or alleged associations with foreign adversaries could potentially disrupt our existing supply chains and impose additional costs on our business. In particular, certain Chinese biotechnology companies and CMOs may become subject to trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting our supplies and manufacturing. Additionally, it is possible further tariffs may be imposed that could affect imports of any APIs used in our product candidates in the future, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to such raw materials used in our product candidates. Given the unpredictable regulatory environment in China and the United States and uncertainty regarding how the U.S. or foreign governments will act with respect to tariffs, international trade agreements and policies, further governmental action related to tariffs, additional taxes, contracting matters, regulatory changes or other retaliatory trade measures in the future could occur with a corresponding detrimental impact on our business and financial condition.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. The facilities used by our contract manufacturers to manufacture our product candidates must be evaluated by the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, or other comparable regulatory authorities, we may not be able to secure and/or maintain regulatory approval for our product candidates manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA finds deficiencies or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products, if approved.

The FDA, EMA, or other comparable regulatory authorities require manufacturers to register manufacturing facilities, and also inspect these facilities to confirm compliance with cGMPs.

Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA, and other comparable regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval, if obtained.

Furthermore, should we decide to use any APIs in any of our product candidates that are proprietary to one or more third parties, we would need to maintain licenses to those APIs from those third parties. If we are unable to gain or continue to access rights to such APIs prior to conducting preclinical toxicology studies intended to support clinical trials, we may need to develop alternate product candidates from these programs by either accessing or developing alternate APIs, resulting in increased development costs and delays in commercialization of these product candidates. If we are unable to gain or maintain continued access rights to the desired APIs on commercially reasonable terms or develop suitable alternate APIs, we may not be able to commercialize product candidates from these programs.

We may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We plan to opportunistically pursue strategic partnerships, as the advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. If we believe that partnerships can accelerate the development or maximize the market potential of our product candidates, we will consider entering into product, target and/or geographic specific strategic partnerships on an opportunistic basis. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain regulatory approval for product candidates from foreign regulatory authorities, we may enter into partnerships or collaborations with international biotechnology or pharmaceutical companies for the commercialization of such product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a partnership or collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed partnerships or collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, EMA, or other comparable regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for partnership or collaboration and whether such a partnership or collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Partnerships and collaborations are each complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any partnership or collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential partnerships or collaborations or to otherwise develop specified product candidates. We may not be able to negotiate partnerships or collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Furthermore, if conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators could conduct multiple product development efforts and could develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop that are the subject of these partnerships or collaborations with us.

Competing products may preclude us from entering into partnerships or collaborations with their competitors, fail to obtain timely regulatory approvals, prevent us from obtaining timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the partnership or collaboration efforts, including development, delivery, manufacturing and commercialization of products. Any of these developments could harm our company and product development efforts.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We may enter into collaborations for the development and commercialization of certain of our product candidates. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, which divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates or increase the product yield of its manufacturing, then our manufacturing costs may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of our product candidates. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the same quality then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as the vendors used to manufacture drug product or manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay or prevent completion of clinical trials, require conducting bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay or prevent approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

Risks Related to Government Regulation

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, the European Commission or comparable foreign regulatory authorities must also approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and other comparable regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. Certain endpoint data we hope to include in any approved product labeling also may not make it into such labeling, including exploratory or secondary endpoint data such as patient-reported outcome measures. The FDA may also require a risk evaluation and mitigation strategies (“REMS”) program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, EMA or other comparable regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or withdrawal of approvals;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

Additionally, under the Food and Drug Omnibus Reform Act (“FDORA”) sponsors of approved drugs and biologics must provide 6 months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The policies of the FDA, EMA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

While we may in the future seek designations for our product candidates with the FDA, EMA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process, an accelerated regulatory pathway or regulatory exclusivity, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, EMA, and other comparable regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that we will successfully obtain such designations for our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Fast Track Designation for future product candidates we develop. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development activities.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy

Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if any product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Even in the absence of obtaining Fast Track and/or Breakthrough Therapy Designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.

Where appropriate, we may secure approval from the FDA, EMA or other comparable regulatory authorities through the use of expedited approval pathways, such as accelerated approval. If we are unable to obtain such approvals, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, EMA, or other comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA, EMA, or such other regulatory authorities may seek to withdraw the accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for our one or more of our therapeutic candidates from the FDA, EMA, or other comparable regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the therapeutic candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. Under FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send status updates on such studies to the FDA every 180 days to be publicly posted by the agency, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. The FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress.

Prior to seeking accelerated approval, we would seek feedback from the FDA, EMA, or other comparable regulatory authorities and would otherwise evaluate our ability to seek and receive such accelerated approval.

There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA or BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA, or other comparable regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our therapeutic candidate would result in a longer time period to commercialization of such therapeutic candidate, could increase the cost of development of such therapeutic candidate and could harm our competitive position in the marketplace.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. These laws include anti-kickback statutes, false claims statutes, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would sell, market and distribute our products. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations that may affect our ability to operate may apply. For more information on healthcare laws and regulations that may impact our company, see the section titled “Business—Government Regulation—Other Healthcare Laws” included elsewhere in this prospectus.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare and privacy laws, as well as responding to possible investigations by government authorities, can be time and resource-consuming and can divert a company’s attention from the business.

It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates profitably.

The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop. For more information on the laws and regulations that may impact coverage and reimbursement of our product candidates, see the section titled “Business—Government Regulation—Coverage and Reimbursement” included elsewhere in this prospectus.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. In the United States, the principal decisions about reimbursement for new medicines are typically made by U.S. Centers for Medicare & Medicaid Services (“CMS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. Patients are unlikely to use our product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of their cost. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.

Moreover, increasing efforts by governmental and other third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals or clearances of our product candidates, if any, may be.

In addition, in some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example, (1) changes to our manufacturing arrangements, (2) additions or modifications to product labeling, (3) the recall or discontinuation of our products or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. See the section titled “Business—Current and Future U.S. Healthcare Reform” included elsewhere in this prospectus.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. For instance, the Inflation Reduction Act of 2022 (the “IRA”) includes several provisions that will impact our business to varying degrees, including provisions that allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, among others. All of our disclosed product candidates are small molecule drugs and certain of them are being developed in indications that may rely heavily on Medicare reimbursement, such as neuropathic pain. Accordingly, these new price-negotiation provisions may have a negative impact on our future revenue and profits. Further, the IRA imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our revenue generated from the sale of any approved products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Our employees, independent contractors, consultants, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our current and any future employees, independent contractors, consultants, CMOs, and vendors. Misconduct by these parties could include intentional, reckless, and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA, EMA, and other comparable regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Off-label use or misuse of our product candidates may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

If our product candidates are approved by the FDA, we may only promote or market our product candidates in a manner consistent with their FDA-approved labeling. We will train our marketing and sales force against promoting our product candidates for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our product candidates off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our product candidates for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our product candidates for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation.

Inadequate funding for the FDA or other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA or other government agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the EU Member States.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to reward improper performance generally is typically governed by the national anti-bribery laws of EU Member States and the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in some foreign countries, including some countries in the European Union, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing and reimbursement vary widely from country to country. For example, some EU Member States have the option to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

We are subject to export and import controls, economic sanctions, and anti-corruption laws and regulations of the United States and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo. We are also subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we or any third-party manufacturer we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

Risks Related to Our Intellectual Property

We depend on in-licensed intellectual property. If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to the Janssen License, which is a non-exclusive, fully paid up, and royalty-free intellectual property license agreement. In connection with our efforts to expand our pipeline of product candidates, we expect to enter into additional license agreements in the future. We have certain obligations under the Janssen License and expect that future license agreements may impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property, or to pursue other remedies.

We may not be able to obtain licenses at a reasonable cost or on reasonable terms, or at all. Furthermore, if we lose intellectual property rights licensed under existing agreements or fail to obtain future licenses, we may be required to expend considerable time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected proprietary technologies and product candidates, which could harm our business significantly.

If we or our licensors are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to our product candidates, and our ability to successfully commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment that are important to our business. If we or our licensors do not adequately protect our or our licensors’ intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We and our licensors seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates that are important to our business. We may in the future also license or purchase patent applications filed by others. If we or our licensors are unable to secure or maintain patent protection with respect to our product candidates and any proprietary product candidates and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

If the scope of the patent protection we or our licensors obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing products and technology similar or identical to our product candidates or otherwise maintain a competitive advantage. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our or our licensors’ patents have, or that any of our or our licensors’ pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. In addition, to the extent that we license intellectual property, we cannot make assurances that those licenses will remain in force.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The patent prosecution process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering product candidates that we license from third parties and are reliant on our licensors. Therefore, we cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated.

Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive products.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We or our licensors may in the future, become subject to a third-party pre-issuance submission of prior art, opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office (the “USPTO”) or other foreign patent office. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection of our product candidates.

Furthermore, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to our product candidates.

In addition, we rely on certain of our licensors to prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them and may continue to do so in the future. We have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that any licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If our efforts to protect the proprietary nature of the intellectual property related to our product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our product candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We, or any partners, collaborators, or licensors, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

It is possible that defects of form in the preparation or filing of our or our licensors’ patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our partners, collaborators, or licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict:

•	if additional patent applications covering new technologies related to our product candidates will be filed;

•	if and when patents will issue;

•	the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	whether any of our intellectual property will provide any competitive advantage;

•	whether any of our patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•	whether or not others will obtain patents claiming aspects similar to those covered by our or our licensors’ patents and patent applications; or

•	whether we or our licensors will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we or our licensors win or lose.

Additionally, we cannot be certain that the claims in our pending patent applications covering our product candidates and their methods of use will be considered patentable by the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid or patentable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. These types of patents do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may, but not necessarily, contribute to a finding of infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

We cannot be certain that an allowed patent application will become an issued patent because there may be events that cause withdrawal of the allowance of a patent application. For example, after a patent application has been allowed, but prior to being issued, material that could be relevant to patentability may be identified. In such circumstances, the applicant may pull the application from allowance in order for the USPTO to review the application in view of the new material. We cannot be certain that the USPTO will issue the application in view of the new material. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign countries may require the payment of maintenance fees or patent annuities during the lifetime of a patent application and/or any subsequent patent that issues from the application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application. Such noncompliance can result in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Such an event could have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidates, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are various grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our or our licensors’ patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, our licensors and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our or our licensors’ rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Obtaining and enforcing patents in the biotechnology and biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Recent patent reform legislation in the U.S. and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first-to-file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

Moreover, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensors’ ability to obtain new patents or to enforce our or our licensors’ existing patents and patents that we or our licensors might obtain in the future. We cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our or our licensors’ patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce our patent rights.

We may not be able to protect our intellectual property rights throughout the world.

We may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. The breadth and strength of our or our licensors’ patents issued in foreign jurisdictions or regions may not be the same as the corresponding patents issued in the United States. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States, or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to biotechnology and biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our or our licensors’ patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we do not obtain patent term extension for any of our current product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of our current product candidates, one or more of our or our licensors’ U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply for a patent extension within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we believe we are entitled to, our competitors may obtain approval of competing products sooner than we would expect, and our business, financial condition, results of operations, and prospects could be materially harmed.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise misappropriating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to commercialize, develop, manufacture, market, and sell our product candidates without infringing the proprietary rights of third parties. We have yet to conduct comprehensive freedom to operate searches to determine whether we would infringe patents issued to third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing product. In addition, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If a third party alleges that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•

infringement and other intellectual property misappropriation which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•

substantial damages for infringement or misappropriation, which we may have to pay if a court decides that the product or technology at issue infringes on or violates the third-party’s rights, and, if the court finds we have willfully infringed intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•

an injunction prohibiting us from manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party agrees to license its patent rights to us;

•

even if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights protecting our product candidates; and

•

we may be forced to try to redesign our product candidates or processes so they do not infringe third-party intellectual property rights, an undertaking which may not be possible or which may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. There may be currently pending patent applications which may later result in issued patents that may be infringed by our product candidates. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents, held now or obtained in the future by a third party, were found by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product or methods use of the product, the holders of any such patents may be able to block our ability to commercialize the product unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover any aspect of our formulations, any combination therapies or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize our product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming.

In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors’ is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Defense against these assertions, non-infringement, invalidity or unenforceability regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Post-grant proceedings provoked by third parties or brought by the USPTO may be brought to determine the validity or priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as those within the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, our licensors may have rights to file and prosecute such claims, and we are reliant on them.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our product candidates, we also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that we wrongfully hired an employee from a competitor or that our employees have misappropriated intellectual property, including trade secrets of their former employers.

Many of our employees were previously employed at, or may have previously provided or may be currently providing consulting services to, universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees do not use the proprietary information or know how of others in their work for us, we may be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these employees have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer or competitor. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

European patents and patent applications could be challenged in the recently created Unified Patent Court for the European Union.

Our or our licensors’ European patents and patent applications could be challenged in the recently created Unified Patent Court (“UPC”) for the European Union. We may decide to opt out our European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, our European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our or our licensors’ European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC. Under the UPC, a granted European patent would be valid and enforceable in numerous European countries. A successful invalidity challenge to a European patent under the UPC would result in loss of patent protection in those European countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European countries, rather than in each validated European country separately as such patents always have been adjudicated. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment, completion or results of our current or future preclinical and clinical trials for our product candidates;

•	any delay in identifying and advancing a clinical candidate for our other programs;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays, suspensions or terminations in future preclinical studies or clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•

adverse regulatory decisions, including failure to receive regulatory approval of our product candidates or the failure of a regulatory authority to accept data from preclinical studies or clinical trials conducted in other countries;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates, if approved;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to any of our current or future product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or product candidates in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	changes in the structure of the healthcare payment systems;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

•

the timing and cost of, and level of investment in, research, development and, if approved, commercialization activities relating to our current and future product candidates, which may change from time to time;

•	the timing and status of enrollment for clinical trials;

•	the cost of manufacturing our product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•	timing and amount of any milestone, royalty or other payments due under any collaboration or license agreement, including the Janssen License;

•	future accounting pronouncements or changes in our accounting policies;

•

the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	the timing of receipt of approvals for our product candidates from regulatory authorities in the United States and internationally;

•	exchange rate fluctuations;

•	coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products; and

•	the level of demand for our product candidates, if approved, which may vary significantly over time.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our future revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if any forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our executive officers, directors, principal stockholders and their respective affiliates own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of May 10, 2024, prior to this offering and the concurrent private placement, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 88.7% of our voting stock and, upon the completion of this offering and the concurrent private placement, that same group will hold approximately 66.0% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering or in the concurrent private placement by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. In addition, certain of our principal stockholders, including Third Rock Ventures V, L.P. and ARCH Venture Fund XII, L.P., have designated certain members of our board of directors. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering and the concurrent private placement, 35,376,457 shares of common stock will be outstanding (or 36,576,457 shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of March 31, 2024.

All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) unless held by our

“affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining 26,312,614 shares, or 74.4% of our outstanding shares of common stock following this offering and the concurrent private placement, is currently prohibited or otherwise restricted, subject to certain limited exceptions, as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning on the 181st day after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares Eligible for Future Sale” included elsewhere in this prospectus.

Upon the completion of this offering and the concurrent private placement, the holders of approximately 22,146,816 shares, or 62.6% of our outstanding shares following this offering and the concurrent private placement, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under the section titled “Underwriting” included elsewhere in this prospectus.

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

We will have broad discretion in how we use the proceeds of this offering and the concurrent private placement and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering and the concurrent private placement, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering and the concurrent private placement. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering and the concurrent private placement in a manner that does not produce income or that loses value.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following the completion of this offering and the concurrent private placement. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $7.56 per share as of March 31, 2024. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution if the underwriters exercise their option to purchase additional shares in this offering, when those holding stock options exercise their right to purchase common stock under our equity incentive plans, upon the vesting of outstanding restricted stock awards or when we otherwise issue additional shares of common stock. For additional details see the section titled “Dilution” included elsewhere in this prospectus.

Participation in this offering and the concurrent private placement by our existing stockholders and/or their affiliated entities will reduce the public float for our common stock.

To the extent our existing stockholders who are our affiliates or their affiliated entities participate in this offering or the concurrent private placement, such purchases would reduce the non-affiliate public float of our common stock after this offering, which is the number of shares of common stock that are not held by our officers, directors and affiliated stockholders. Furthermore, the sale of shares to certain of our existing investors in the concurrent private placement will not be registered in this offering, and certain of these shares are subject to a 180-day lock-up agreement with the underwriters in this offering and with the Financial Industry Regulatory Authority (“FINRA”). As a result, the number of freely tradeable shares of our common stock following this offering and the concurrent private placement will be reduced relative to what it would have been had these shares been sold to investors that were not existing stockholders, affiliates or purchasers in the concurrent private placement. This could adversely impact the liquidity of our common stock and depress the price at which you may be able to sell shares of common stock purchased in this offering.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current directors and members of management.

Our third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•

require the approval of not less than two-thirds of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our third amended and restated certificate of incorporation or amended and restated bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated bylaws that will become effective upon the effectiveness of this registration statement designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws that will become effective upon effectiveness of the registration statement of which this prospectus forms a part provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our third amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We may not be able to satisfy listing requirements of The Nasdaq Stock Market (“Nasdaq”) or obtain or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, our common stock may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Other General Risks

Unfavorable global economic conditions could adversely affect our business, financial condition, stock price, and results of operations.

The global credit and financial markets have experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine, and Israel and Hamas, terrorism, or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for our drug candidates and in our ability to raise additional capital when needed on acceptable terms, if at all. For example, there has been proposed U.S. legislation that may restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We continue to assess the legislation as it develops to determine whether it could have an effect on our contractual relationships. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials. In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.

We, or the third parties upon whom we depend, may be adversely affected by natural disasters, public health crises or other business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or public health crises could severely disrupt our operations, and have a material adverse impact on our business, results of operations, financial condition, and prospects. If a natural disaster, power outage, public health crisis or other event occurred that prevented us from conducting our clinical trials, releasing clinical trial results or delaying our ability to obtain regulatory approval for our product candidates, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

We are eligible to be treated as an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in this prospectus. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404;

•

providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure obligations regarding executive compensation; and

•

exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can also take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Select Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we began the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years following completion of this initial public offering. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of December 31, 2023, we had approximately $6.0 million of federal net operating losses (“NOLs”). Federal NOLs generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOL carryforwards in a taxable year is limited to 80% of our taxable income in such year. As of December 31, 2023, we had approximately $1.6 million of state NOLs. Of the state NOLs, some are of indefinite life, but most expire at various dates, beginning in 2042. As of December 31, 2023, we had approximately $1.5 million of federal research and development tax credit carryforwards. Federal tax credit carryforwards expire at various dates, beginning in 2042. As of December 31, 2023, we had approximately $0.5 million of state research and development tax credit carryforwards. The state tax credits, which have various carryforward rules, begin to expire in 2037.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by “5 percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). We may have experienced ownership changes in the past and may experience ownership changes as a result of this offering and the concurrent private placement and/or subsequent shifts in our stock ownership (some of which are outside our control). There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, portions of our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, or taxes could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

Changes in tax law could adversely affect our business and financial condition.

U.S. federal, state, local and foreign tax laws, regulations and administrative guidance are subject to change as a result of the legislative process and review and interpretation by the U.S. Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application), including with respect to net operating losses and research and development tax credits, could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we develop. While we currently have no products that have been approved for commercial sale, the ongoing, planned and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	termination of clinical trials;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we currently hold clinical trial liability insurance, we will need to maintain and this such insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to obtain and maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. In the past, securities class action litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, the announcement of negative events, such as negative results from clinical trials, or periods of volatility in the market price of a company’s securities. These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our stockholders receive in any such transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of preclinical studies, clinical trials, research and development costs, regulatory approvals, commercial strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to identify, develop, and commercialize current and future product candidates based on our RAP technology platform;

•	the initiation, timing, progress, and results of our research and development programs, preclinical studies and clinical trials;

•	the translation of endpoints in our current and planned clinical trials to future registrational trials;

•	our ability to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties in current or future clinical trials;

•	our ability to demonstrate that our current and future product candidates are safe and effective for their proposed indications;

•

the number of patients with the diseases or disorders we elect to pursue with our product candidates, and the willingness of those patient populations to use and adhere to our product candidates if approved in the future;

•	the implementation of our business model, and strategic plans for our business, programs, future product candidates, platform, and technology;

•	our ability to advance any product candidates through applicable regulatory approval processes;

•	our ability to obtain additional cash and the sufficiency of our existing cash, cash equivalents and short-term investments to fund our future operating expenses and capital expenditure requirements;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•	our ability to comply with our obligations under our intellectual property licenses with third parties, including Janssen;

•	our ability to maintain, expand and protect our intellectual property portfolio;

•	developments relating to our competitors and our industry;

•	existing regulations and regulatory developments in the United States and other jurisdictions;

•	our ability to identify and enter into future license agreements and collaborations;

•	general economic, industry, and market conditions, including rising interest rates and inflation;

•	our ability to attract, hire, and retain our key personnel and additional qualified personnel; and

•	our anticipated use of our existing cash, cash equivalents and short-term investments and the proceeds from this offering and the concurrent private placement.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $122.1 million (or approximately $141.1 million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive net proceeds of approximately $16.7 million from the sale of shares of our common stock to certain existing stockholders in the concurrent private placement, based on an assumed initial public offering price of $17.00 per share, after deducting placement agent fees and estimated private placement expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering and concurrent private placement by $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, placement agent fees and estimated offering and private placement expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $15.8 million, assuming the assumed initial public offering price of $17.00 per share remains the same, and after deducting underwriting discounts and commissions, placement agent fees and estimated offering and private placement expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace, and obtain additional capital to support our operations. We currently intend to use the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments, as follows:

•

approximately $100 million to advance the Phase 2a development of our lead TARPγ8 AMPAR program, RAP-219, including the completion of our proof-of-concept trials in focal epilepsy, peripheral neuropathic pain and bipolar disorder;

•

approximately $40 million to conduct our second MAD trial and PET trial, for the advancement of a long-acting injectable formulation of RAP-219, and to advance our second TARPγ8 AMPAR program, RAP-199, through Phase 1 of development; and

•

the remainder for other research and development activities, including the development of our nAChR discovery programs, costs associated with operating as a public company, and general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and short-term investments to in-license, acquire, or invest in complementary businesses, technologies, products, or assets. However, we have no current commitments, agreements, understandings or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through the end of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds.

Our expected use of proceeds from this offering and the concurrent private placement described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering and the concurrent private placement or the actual amounts that we will spend on the uses set forth above. We expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering and the concurrent private placement. The amounts and timing of our actual expenditures will depend on numerous factors, including progress of our research and development, the status of and results from preclinical studies and clinical trials that we are conducting or may conduct in the future, and other factors described in the section titled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes.

We will have broad discretion over how to use the net proceeds to us from this offering and the concurrent private placement and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending our use of the net proceeds from this offering and the concurrent private placement, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION

The following table sets forth our existing cash, cash equivalents and short-term investments, excluding restricted cash, and our total capitalization as of March 31, 2024:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into an aggregate of 22,146,816 shares of our common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our third amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale of 8,000,000 shares of our common stock in this offering at the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the sale of 1,058,824 shares of common stock in a concurrent private placement at the assumed initial public offering price of $17.00 per share, after deducting placement agent fees and estimated private placement expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering and the concurrent private placement will be adjusted based on the actual initial public offering price and other terms of this offering and the concurrent private placement determined at pricing.

You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2024
	Actual	Pro Forma	Pro Forma As adjusted (1)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$193,244	$193,244	$332,406

Convertible preferred stock (Series A and B), $0.001 par value; 189,613,384 shares authorized; 189,613,384 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$234,739	$—	$—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value; 250,000,000 shares authorized, 4,170,817 shares issued and outstanding, actual; 500,000,000 shares authorized, 26,317,633 issued and outstanding, pro forma; 500,000,000 shares authorized, 35,376,457 shares issued and outstanding and pro forma as adjusted	4	26	35
Additional paid-in capital	28,630	263,347	402,083
Accumulated other comprehensive income	(160)	(160)	(160)
Accumulated deficit	(68,107)	(68,107)	(68,107)

Total stockholders’ equity (deficit)	(39,633)	195,106	333,851

Total capitalization	$195,106	$195,106	$333,851

(1)

Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for this offering and the concurrent private placement, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $8.4 million, assuming that the number of shares offered by us in this offering and the concurrent private placement remains the same and after deducting underwriting discounts and commissions, placement agent fees and estimated offering and concurrent private placement expenses payable by us. Similarly, each increase or decrease, as applicable, of 1,000,000 shares in the number of shares of common stock offered by us in this offering and the concurrent private placement would increase or decrease, as applicable the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $15.8 million, assuming no change in the assumed initial public offering price per share, after deducting underwriting discounts and commissions, placement agent fees and estimated offering and concurrent private placement expenses payable by us.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 26,317,633 shares of common stock outstanding as of March 31, 2024 (which includes 2,030,242 shares of unvested restricted common stock outstanding as of March 31, 2024), after giving effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into 22,146,816 shares of common stock immediately prior to the completion of this offering, and excludes:

•	2,677,487 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2024 under our 2022 Plan, with a weighted average exercise price of $5.23 per share;

•	92,234 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2024 pursuant to our 2022 Plan, with a weighted average exercise price of $11.57 per share;

•	118,707 shares of common stock reserved for future issuance as of March 31, 2024 under the 2022 Plan, which will cease to be available for issuance at the time that our 2024 Plan becomes effective;

•

324,243 shares of common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

3,814,618 shares of our common stock that will become available for future issuance under our 2024 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering and the concurrent private placement.

Our historical net tangible book deficit as of March 31, 2024 was $(41.5) million, or $(9.96) per share of our common stock. Our historical net tangible book deficit represents the amount of our total tangible assets less our total liabilities and the carrying value of our convertible preferred stock, which is not included within stockholders’ deficit. Historical net tangible book deficit per share represents historical net tangible book deficit divided by 4,170,817 shares of our common stock outstanding (which includes 2,030,242 shares of unvested restricted common stock) as of March 31, 2024.

Our pro forma net tangible book value as of March 31, 2024 was $193.2 million, or $7.34 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2024 (which includes 2,030,242 shares of unvested restricted common stock outstanding as of March 31, 2024), after giving effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into 22,146,816 shares of common stock immediately prior to the completion of this offering.

After giving further effect to the sale of 8,000,000 shares of common stock and 1,058,824 shares of common stock that we are offering in this offering and the concurrent private placement, respectively, at the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, placement agent fees and estimated offering and concurrent private placement expenses payable by us for the sale of up to 1,058,824 shares of common stock to certain of our existing stockholders in the concurrent private placement at an assumed initial public offering price of $17.00 per share, our pro forma as adjusted net tangible book value as of March 31, 2024 would have been $333.9 million, or $9.44 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.10 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.56 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of March 31, 2024	$(9.96)
Increase per share as of March 31, 2024 attributable to the pro forma adjustment described above	17.30

Pro forma net tangible book value per share as of March 31, 2024	7.34

Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering and in the concurrent private placement	2.10

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement		9.44

Dilution per share to new investors purchasing common stock in this offering and in the concurrent private placement		$7.56

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering and the concurrent private placement. Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement by $0.24, and dilution per share to new investors purchasing common stock in this offering and in the concurrent private placement by $0.76, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, that the number of shares sold in the concurrent private placement are increased or decreased accordingly, and after deducting underwriting discounts and commissions, placement agent fees, and estimated offering and concurrent private placement expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement by $0.17 per share, in each case, and increase or decrease, as applicable, the dilution to investors participating in this offering and the concurrent private placement by $0.17 per share, assuming no change in the assumed initial public offering price, and after deducting underwriting and placement agent discounts and commissions and estimated offering and concurrent private placement expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value after the offering and the concurrent private placement would be $9.65 per share, representing an immediate increase in pro forma as adjusted net tangible book value of $2.31 per share to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value dilution of $7.35 per share to new investors, in each case assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, placement agent fees, and estimated offering and concurrent private placement expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2024, the total number of shares of common stock purchased from us on an as converted basis, the total consideration paid or to be paid to us, and the average price per share paid by existing stockholders or to be paid by new investors in this offering and in the concurrent private placement, based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. New investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering and concurrent private placement	26,317,633	74%	$250,094,673	62%	$9.50
Investors participating in this offering and the concurrent private placement	9,058,824	26%	$154,000,000	38%	$17.00

Total	35,376,457	100%	$404,094,673	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of common stock from us in full, our existing stockholders would own 72%, and new investors purchasing shares of our common stock in this offering would own 28%, of the total number of shares of our common stock outstanding immediately after the completion of this offering and the concurrent private placement.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 26,317,633 shares of common stock outstanding as of March 31, 2024 (which includes 2,030,242 shares of unvested restricted common stock outstanding as of March 31, 2024), after giving effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock outstanding as of March 31, 2024 into 22,146,816 shares of common stock immediately prior to the completion of this offering, and excludes:

•	2,677,487 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2024 under our 2022 Plan, with a weighted average exercise price of $5.23 per share;

•	92,234 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2024 pursuant to our 2022 Plan, with a weighted average exercise price of $11.57 per share;

•	118,707 shares of common stock reserved for future issuance as of March 31, 2024 under the 2022 Plan, which will cease to be available for issuance at the time that our 2024 Plan becomes effective;

•

324,243 shares of common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

3,814,618 shares of our common stock that will become available for future issuance under our 2024 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld.

To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a clinical-stage biopharmaceutical company focused on discovery and development of transformational small molecule medicines for patients suffering from central nervous system (“CNS”) disorders. Neuronal receptors are complex assemblies of proteins, comprising receptor principal subunits and their receptor associated proteins (“RAPs”), the latter of which play crucial roles in regulating receptor expression and function. Our founders have made pioneering discoveries related to RAP function to form the basis of our RAP technology platform. We believe that our deep expertise in RAP biology provides an opportunity for us to interrogate previously inaccessible targets and develop CNS drugs that are specific for receptor variants and neuroanatomical regions associated with certain diseases. RAP-219, our most advanced product candidate, is an AMPA receptor (“AMPAR”) negative allosteric modulator (“NAM”). RAP-219 is designed to achieve neuroanatomical specificity through its selective targeting of a RAP known as TARPg8, which is associated with the neuronal AMPAR, a clinically validated target for epilepsy. Whereas AMPARs are distributed widely in the CNS, TARPg8 is expressed only in discrete regions, including the hippocampus, a key site involved in focal epilepsy. We completed our Phase 1 trials in healthy adults to assess the safety and tolerability of RAP-219, and we intend to initiate a Phase 2a proof-of-concept trial in adult patients with drug-resistant focal epilepsy in the second or third quarter of (“mid”) 2024, with topline results expected in mid 2025. We believe RAP-219 also has therapeutic potential in peripheral neuropathic pain and bipolar disorder, and we intend to initiate Phase 2a trials in these indications in the second half of 2024 and in 2025, respectively. We have also identified another TARPg8 targeted molecule with differentiated chemical and pharmacokinetic properties, RAP-199, for which we expect to initiate a Phase 1 trial in the first half of 2025.

Beyond TARPg8, we have two advanced discovery-stage nicotinic acetylcholine receptor (“nAChR”) programs stemming from our RAP technology platform. Our first discovery-stage nAChR program comprises modulators of a6 nAChRs that we are developing for the treatment of chronic pain. Our second discovery-stage nAChR program comprises modulators of a9a10 nAChRs that we are developing for the treatment of hearing disorders. We continue to leverage our RAP technology platform to discover additional product candidates.

Since our inception in February 2022, we have not generated any revenue from product sales or other sources and have incurred significant operating losses and negative cash flows from our operations. We have devoted substantially all of our efforts to organizing and staffing our company, business planning, research and development activities, building our intellectual property portfolio, and providing general and administrative support for these operations. To date, we have funded our operations primarily with proceeds from the issuance and sale of our convertible notes and convertible preferred stock. As of March 31, 2024, we had raised aggregate gross proceeds of $250.0 million from these financings, and had cash, cash equivalents and short-term investments of $193.2 million, excluding our restricted cash.

We have incurred significant operating losses in each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any product candidates we may develop. Our net losses were $10.7 million, $34.8 million, $6.1 million, and $22.7 million for the period from February 10, 2022 (inception) to December 31, 2022, the year ended December 31, 2023, and for the three months ended March 31, 2023 and 2024, respectively. As of March 31, 2024, we had an accumulated deficit of $68.1 million. We expect our expenses and operating losses will increase substantially as we:

•

continue to conduct our ongoing clinical trials of RAP-219, including advancement into late-stage global clinical trials, as well as initiate and complete additional clinical trials of future product candidates or current product candidates in new indications or patient populations;

•	conduct our ongoing preclinical studies and ongoing and planned clinical trials;

•	utilize third parties to manufacture our potential future product candidates and related raw materials;

•	continue our early research and development activities;

•	seek to identify additional research programs and program candidates to expand our pipeline;

•	hire additional research and development, clinical, commercial, and operational personnel;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•	seek regulatory approvals for any potential future product candidates for which we successfully complete clinical trials;

•	acquire or in-license product candidates, intellectual property and technologies;

•	establish and maintain collaborations;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any therapies for which we may obtain regulatory approval; and

•

incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and Securities Exchange Commission (“SEC”) requirements, director and officer insurance premiums and investor relations costs.

In addition, we have several preclinical and clinical development, regulatory, and commercial milestone payment obligations under our licensing arrangements. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and planned clinical trials and our expenditures on other research and development activities.

We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our potential future product candidates, which will not be for at least the next several years, if ever. If we obtain regulatory approval for any of our potential future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of our potential future product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. See the section titled “—Liquidity and Capital Resources” included elsewhere in this prospectus. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market potential future product candidates that we would otherwise prefer to develop and market ourselves.

We believe that the net proceeds from this offering and the concurrent private placement, together with our existing cash and cash equivalents, and short-term investments will enable us to fund our operating expenses and capital expenditure requirements through the end of 2026. See the sections titled “—Liquidity and Capital Resources” and “Risk Factors—Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital” included elsewhere in this prospectus.

License and Collaboration Agreements

Option and License Agreement with Janssen Pharmaceutical NV

In August 2022, we entered into an option and license agreement with Janssen Pharmaceutical NV, as amended on April 3, 2023, April 18, 2023, May 2, 2023, October 2, 2023, and April 9, 2024 (collectively, the “Janssen License”), under which we received an exclusive option to obtain from Janssen (a) a worldwide exclusive license for the research, development, and commercialization of transmembrane TARPg8 AMPAR products for the diagnosis, treatment, prophylaxis or palliation of any disease or condition in humans or other animals (the “Field”) and (b) an assignment of certain patents related to TARPg8, in each case of (a)-(b), subject to certain retained rights by Janssen. Pursuant to the Janssen License, we also received a worldwide, royalty-free, non-exclusive license (exclusive under certain joint patents) for the research, development, and commercialization of certain neuronal nicotinic acetylcholine (“nACh”) products in the Field.

We made a non-refundable, non-creditable upfront payment of $1.0 million to Janssen after we entered into the Janssen License. In October 2022, we exercised the option and paid a non-refundable, non-creditable option fee of $4.0 million to Janssen. If we succeed in developing and commercializing TARPg8 products, Janssen will be eligible to receive (i) up to $76.0 million in development milestone payments and up to $40.0 million sales milestone payments for the product containing the lead TARPg8 development candidate, and (ii) up to $25.0 million in development milestone payments and up to $42.0 million sales milestone payments for other TARPg8 products containing a non-lead TARPg8 development candidate.

Janssen is also eligible to receive (a) royalties ranging from mid-single digits to high single digits on worldwide net sales of any products containing a TARPg8 development candidate and (b) royalties ranging from low-single digits to mid-single digits for other TARPg8 products that do not contain a TARPg8 development candidate, in each case of (a) and (b), subject to potential reductions following the expiration of valid claims and regulatory exclusivity covering such TARPg8 products, the launch of certain generic products and the application of certain anti-stacking reductions for third party intellectual property payments, subject to a customary reduction floor. The royalties for any TARPg8 product will expire on a country-by-country basis upon the latest to occur of (i) the expiration of all valid patent claims covering such product in such country, (ii) the expiration of all regulatory exclusivities in such country, and (iii) a specified number of years following the first commercial sale of such product in such country. The Janssen License provides us with certain other exclusive rights with respect to small molecules with activity against TARPg8 and nACh.

We have the right to terminate the Janssen License for any or no reason upon providing prior written notice to Janssen upon ninety (90) days’ prior written notice to Janssen. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach or upon certain insolvency events involving the other party.

We determined that the Janssen License represented an asset acquisition, rather than a business combination, as substantially all of the fair value of the assets acquired in the Janssen License was concentrated in a single asset, the TARPg8 compound, which was in the early stage of development at the time of acquisition. As the IPR&D asset was determined to have no alternative future use, we recognized the aggregate acquisition cost as related party acquired in-process research and development expense in the consolidated statement of operations and comprehensive loss for the period from February 10, 2022 (inception) to December 31, 2022. We recognized the $5.0 million of related party acquired in-process research and development expense in connection with the consideration due under the Janssen License during the period from February 10, 2022 (inception) to December 31, 2022.

NeuroPace Master Services Agreement and Statement of Work

In November 2023, we entered into a master services agreement (the “NeuroPace Agreement”) with NeuroPace Inc. (“NeuroPace”), the manufacturer and distributor of the responsive neurostimulation (“RNS”) system. Pursuant to the NeuroPace Agreement and in accordance with statement of work agreements entered into from time to time, NeuroPace provides us with certain services with respect to data from the RNS systems used in our clinical trials. The NeuroPace Agreement also grants us a royalty-free, worldwide, exclusive, non-transferable license to all data collected by the RNS systems in our Phase 2a clinical trial and the outcomes of algorithms that are applied to such data, as well as the ability to publish the outcomes of algorithms, subject to certain conditions. The consideration we will pay to NeuroPace for such services is set out in each statement of work agreement.

The NeuroPace Agreement contains an exclusivity provision providing that, at any time while providing services under the NeuroPace Agreement and for a period after the final clinical study report, NeuroPace may not perform any services that are the same as the services covered by the NeuroPace Agreement to any business that directly competes with us, subject to the specific terms of the NeuroPace Agreement. The NeuroPace Agreement also contains standard representations and warranties, confidentiality and intellectual property protective provisions and indemnification terms.

The NeuroPace Agreement expires on the later of three years from the effective date or the completion of all services under all statement of work agreements entered into prior to the third anniversary of the effective date. Either party may terminate the NeuroPace Agreement or any statement of work agreement (i) without cause by giving written notice to the other party within a specified period of time, (ii) by giving written notice upon a curable material breach that is not remediated within a specified period of time, or (iii) immediately upon written notice in the event of a material breach that cannot be cured.

Concurrently with the execution of the NeuroPace Agreement, the parties also entered into an initial statement of work, as amended in March 2024 (the “NeuroPace SOW”), under the NeuroPace Agreement, pursuant to which NeuroPace agreed to provide services related to our Phase 2a clinical trial of RAP-219, including, among other things, clinical trial readiness support, identification of potential patients satisfying the enrollment criteria and RNS system data reporting and data analysis. Pursuant to the payment schedule set out in the NeuroPace SOW, we will pay NeuroPace an aggregate of up to $3.7 million over a period of approximately two years in connection with NeuroPace’s provision of services and achievement of certain patient enrollment and deliverable milestones.

During the year ended December 31, 2023, we paid NeuroPace $1.5 million, which is recorded as prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2023. During the three months ended March 31, 2024, we paid NeuroPace an additional $0.3 million and recognized $0.3 million in research and development expense for services performed, resulting in a prepaid expense balance of $1.5 million as of March 31, 2024.

Components of Results of Operations

Operating Expenses

Related Party Acquired In-Process Research and Development Expenses

We measure and recognize asset acquisitions or licenses to intellectual property that are not deemed to be business combinations based on the cost to acquire or license the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition or license to intellectual property, the cost allocated to acquire in-process research and development (“IPR&D”) with no alternative future use is recognized as research and development expense on the acquisition date. For the period from February 10, 2022 (inception) to December 31, 2022, we recorded $5.0 million of research and development expense related to the acquired IPR&D from Janssen. There were no research and development expenses related to the acquired IPR&D recognized during the three months ended March 31, 2023 or 2024. We will recognize additional acquired IPR&D expenses in the future if and when we are successful in meeting specified development milestones for TARPg8 products.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development and research of our clinical and pre-clinical potential future product candidates. Our research and development expenses include:

•	personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation for employees engaged in manufacturing, research and development functions;

•	the costs to acquire IPR&D with no alternative future use acquired in an asset acquisition;

•

external expenses, including expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations, consultants and our clinical and scientific advisors;

•	the cost of developing and validating our outsourced manufacturing process for use in our preclinical studies and future clinical trials;

•	the cost to obtain licenses to intellectual property and related future payments should certain development milestones be achieved;

•	costs for laboratory supplies, research materials, and reagents; and

•	facility costs, depreciation, and other expenses related to research and development activities, which include direct or allocated expenses for rent, maintenance of facilities, and utilities.

Our primary focus since inception has been the development of RAP-219. Our research and development costs consist primarily of personnel-related costs and external costs, such as fees paid to Contract Manufacturing Organizations (“CMOs”), Contract Research Organizations (“CROs”) and consultants in connection with our non-clinical studies, preclinical studies and clinical trials. We expense all research and development costs in the periods in which they are incurred. Because we are working on multiple research and development programs at one time, we track many of our external expenses on a program-by-program basis. We do not allocate personnel-related costs or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and, as such, are not separately classified.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher and more variable development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in the near term as we advance RAP-219 through clinical development, pursue regulatory approval of RAP-219, continue to discover and develop additional product candidates and incur expenses associated with hiring additional personnel to support our research and development efforts, including the associated manufacturing activities.

Upfront and milestone payments made are accrued for and expensed when the achievement of the milestone is probable up to the point of regulatory approval. Milestone payments made upon regulatory approval will be capitalized and amortized over the remaining useful life of the related product.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of our product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

•	the timing and progress of preclinical and clinical development activities;

•	timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable;

•

effective Investigational New Drugs (“INDs”) or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any product candidates we may develop;

•

successful enrollment and completion of clinical trials, including under the U.S. Food and Drug Administration’s (“FDA’s”) current Good Clinical Practices, (“GCPs”) current Good Laboratory Practices, (“GLPs”) and any additional regulatory requirements from foreign regulatory authorities;

•	positive results from our future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

•

establishment, maintenance, defense and enforcement of patent, trademark, trade secret and other intellectual property protection or regulatory exclusivity for any product candidates we may develop; and

•	maintenance of a continued acceptable safety, tolerability and efficacy profile of any product candidates we may develop following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates or potential future product candidate could mean a significant change in the costs and timing associated with the development of that product candidate or potential future product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate or potential future product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development. We may never obtain regulatory approval for any of our product candidates, and, even if we do, drug commercialization takes several years and millions of dollars in development costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation charges for those individuals in executive, finance, human resources, facility operations, and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for auditing, accounting, tax and consulting services, office and information technology costs, insurance costs, and facilities, depreciation and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will increase for the foreseeable future to support development of product candidates and our continued research activities. These increases will likely include additional costs related to the hiring of additional personnel and fees paid to outside consultants, among other expenses. We also anticipate increased expenses related to audit, accounting, legal, regulatory, and tax-related services associated with maintaining compliance with The Nasdaq Global Market (“Nasdaq”) and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income (Expense)

Change in Fair Value of Preferred Stock Tranche Right Liabilities

Our Series A and Series B convertible preferred stock purchase agreements provided the investors the obligation to participate in subsequent offerings of Series A and Series B convertible preferred stock upon achievement of certain specified milestones, upon the waiver of such milestone achievement by a majority vote of the respective series convertible preferred stockholders, or with respect to the Series B convertible preferred stock, upon exercise of the stockholders right to early exercise the preferred stock tranche right. The preferred stock tranche rights are classified as liabilities and initially recorded at fair value upon the issuance date of the rights. The liabilities were subsequently remeasured to fair value at each reporting date and immediately prior to being settled, and changes in fair value of the preferred stock tranche right liabilities were recognized as a component of other income (expense), net in our consolidated statements of operations and comprehensive loss. In February 2023, we closed the Series A second and third financings, resulting in full settlement of the tranche right, upon both of which we issued additional shares of Series A convertible preferred stock. Immediately prior to the issuance of such shares, the preferred stock tranche right liability was remeasured to fair value with the change in fair value recognized as a component of other income (expense), net. As a result of the Series A preferred stock tranche right settlement in February 2023, we will no longer recognize changes in the fair value of the Series A preferred stock tranche liability in our consolidated statements of operations and comprehensive loss. In March 2024, we closed the Series B second financing, resulting in full settlement of the tranche right, upon which we issued additional shares of Series B convertible preferred stock. Immediately prior to the issuance of such shares, the preferred stock tranche right liability was remeasured to fair value with the change in fair value recognized as a component of other income (expense), net. As a result of the Series B preferred stock tranche right settlement in March 2024, we will no longer recognize changes in the fair value of the Series B preferred stock tranche liability in our consolidated statements of operations and comprehensive loss.

Interest Income

Interest income consists of interest earned from our cash, cash equivalents and short-term and long term investments.

Interest Expense

In August and September 2022, we issued a total of four convertible promissory notes (the “Notes” or the “Convertible Notes”) as part of a series of Convertible Notes. The Convertible Notes bore interest at a rate of 8.0% per annum computed on the basis of a 365-day year and maturity dates 12 months from the date of issuance. Upon initial issuance the Notes were recorded net of $0.1 million of related issuance costs which were amortized on a straight-line basis to interest expense over the term of the notes. The Notes provided a share-settled redemption feature whereby upon the closing of specified financing events, the Notes would automatically settle into shares of the same class and series of capital stock that are issued to other investors in the financing at a price equal to the 100% of the price per share paid by the other investors. In addition, upon specified events such as a change of control or sale of substantially all of our assets, the Notes are redeemable at 100% of principal and accrued interest. In December, 2022, in conjunction with our Series A convertible preferred stock financing, the Holders exercised their right to exchange the Notes, plus accrued interest, for shares of Series A convertible preferred stock. The unamortized debt issuance costs at the time of conversion were recorded as a loss on extinguishment of debt within interest expense in the consolidated statement of operations and comprehensive loss.

Income Taxes

For the period from February 10, 2022 (inception) to December 31, 2022, the year ended December 31, 2023, and the three months ended March 31, 2023 and 2024, we recorded an income tax provision of $0, $10 thousand, $1 thousand and $0, respectively. As of December 31, 2022 and 2023 and March 31, 2024, we recorded a full valuation allowance of our net deferred tax assets, as we believed it was more likely than not we would not be able to utilize our deferred tax assets prior to their expiration.

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating losses (“NOLs”), carryforwards and tax credits will be not realized. As of December 31, 2023, we had federal NOL carryforwards of approximately $6.0 million and state NOL carryforwards of approximately $1.6 million which may be available to offset future taxable income and begin to expire in 2042. The total federal NOLs of $6.0 million are not subject to expiration. As of December 31, 2023, we also had federal and state tax research and development credit carryforwards of approximately $1.5 million and $0.5 million, respectively to offset future tax liabilities, which begin to expire in 2037 and 2042, respectively. We have recorded a full valuation allowance against our net deferred tax assets at December 31, 2023. As of December 31, 2023, we had no unrecognized tax benefits.

Results of Operations

Comparison of the three months ended March 31, 2023 and 2024

The following table summarizes our results of operations for the three months ended March 31, 2023 and 2024:

	For the three months ended March 31,
	2023	2024	Change
	(in thousands)
Operating expenses
Research and development	$3,899	$12,504	$8,605
General and administrative	1,292	4,590	3,298

Total operating expenses	5,191	17,094	11,903

Loss from operations	(5,191)	(17,094)	(11,903)

Other income (expense):
Interest income	75	1,815	1,740
Change in fair value of preferred stock tranche right liability	(1,030)	(7,390)	(6,360)

Total other income (expense), net	(955)	(5,575)	(4,620)

Net loss before income taxes	(6,146)	(22,669)	(16,523)
Provision for income taxes	1	—	(1)

Net loss	$(6,147)	$(22,669)	$(16,522)

Operating Expenses

Research and Development Expenses

	For the three months ended March 31,
	2023	2024	Change
	(in thousands)
Direct external program expenses:
RAP-219 program	$1,117	$3,901	$2,784
Preclinical programs	711	3,934	3,223
Internal and unallocated expenses:
Personnel-related costs (including stock-based compensation)	1,940	4,017	2,077
Other costs	131	652	521

Total research and development expenses	$3,899	$12,504	$8,605

Research and development expenses were $3.9 million for the three months ended March 31, 2023, as compared to $12.5 million for the three months ended March 31, 2024. The increase of $8.6 million consisted of the following:

•

$2.8 million increase in RAP-219 program costs, which consisted primarily of an increase of $0.9 million in clinical trial costs primarily driven by the initiation of our Phase 2 trial, $1.2 million increase in preclinical toxicology studies driven by initiation of long-term toxicology work, $0.4 million increase in contract manufacturing costs related to the production of materials to support our additional Phase 1 and 2a trials, and an increase of $0.2 million for consulting related to the peripheral neuropathic pain program;

•

$3.2 million increase in preclinical program costs, which consisted primarily of a $1.4 million increase in toxicology and animal studies related to our discovery programs, a $0.6 million increase in external chemistry efforts related to our discovery programs, a $0.4 million increase in contract manufacturing costs related to the production of materials for use in our preclinical studies, a $0.5 million increase in lab supply costs due to increased headcount, and a $0.2 million increase in discovery program consulting costs;

•

$2.1 million increase in personnel-related costs due to an increase in headcount, which consisted primarily of salaries, bonuses, and other compensation-related costs of $2.1 million and stock-based compensation of $0.2 million. These increases were partially offset by a decrease in consulting costs unrelated to discovery programs of $0.2 million; and

•

$0.5 million increase in other costs consisting primarily of research and development facilities expenses and depreciation expense related to opening our Boston office in September 2023 and continuing to expand our San Diego site.

General and Administrative Expenses

	For the three months ended March 31,
	2023	2024	Change
	(in thousands)
Personnel-related (including stock-based compensation)	$392	$2,397	$2,005
Professional and consulting costs	692	1,865	1,173
Facility related and other	208	328	120

Total general and administrative expense	$1,292	$4,590	$3,298

General and administrative expense were $1.3 million for the three months ended March 31, 2023, as compared to $4.6 million for the three months ended March 31, 2024. The increase of $3.3 million consisted of the following:

•

$2.0 million increase in workforce expense due to an increase in headcount, consisting primarily of salaries, bonuses, and other compensation-related costs of $1.5 million and stock-based compensation of $0.5 million;

•	$1.2 million increase in professional and consulting fees related to expanding our administrative support, including outsourced legal and accounting expenses; and

•	$0.1 million increase in other expenses consisting primarily of administrative expenses due to increased business activities and expanded general and administrative support.

Other Income (Expense)

	For the three months ended March 31,
	2023	2024	Change
	(in thousands)
Other income (expense):
Interest income	$75	$1,815	$1,740
Change in fair value of preferred stock tranche right liability	(1,030)	(7,390)	(6,360)

Total other income (expense), net	$(955)	$(5,575)	$(4,620)

Interest Income

Interest income was $0.1 million for the three months ended March 31, 2023, as compared to $1.8 million for the three months ended March 31, 2024. The increase of $1.7 million is primarily due to opening additional interest-bearing accounts subsequent to March 31, 2023 in addition to the increased cash, cash equivalent and short-term investments balances from the Series B convertible preferred stock financing in August 2023.

Change in Fair Value of Preferred Stock Tranche Right Liability

The change in fair value of the preferred stock tranche right liability expense was $1.0 million for the three months ended March 31, 2023, as compared to $7.4 million for the three months ended March 31, 2024. The change in fair value of preferred stock tranche right liability for the three months ended March 31, 2023 consisted of an increase in the fair value of the Series A preferred stock tranche right liability of $1.0 million as a result of the waiver of the second and third milestones and settlement of the Series A tranche right liability. The change in fair value of preferred stock tranche right liabilities for the three months ended March 31, 2024 consisted of an increase in the fair value of the Series B preferred stock tranche right liability of $7.4 million. In conjunction with the waiver of the second tranche milestone in February 2024 and the settlement of the Series B tranche right in March 2024, the Series B tranche right liability was remeasured immediately prior to the waiver, resulting in a $7.4 million increase in fair value.

Income Taxes

For the three months ended March 31, 2023 and the three months ended March 31, 2024, we recorded an income tax provision of $1 thousand and $0, respectively.

Comparison for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023

The following table summarizes our results of operations for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023:

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023	Change
	(in thousands)
Operating expenses
Related party acquired in-process research and development	$5,000	$—	$(5,000)
Research and development	4,115	27,999	23,884
General and administrative	1,252	8,180	6,928

Total operating expenses	10,367	36,179	25,812

Loss from operations	(10,367)	(36,179)	(25,812)

Other income (expense):
Interest income	—	2,527	2,527
Interest expense	(285)	—	285
Change in fair value of preferred stock tranche right liability	—	(1,124)	(1,124)

Total other income (expense), net	(285)	1,403	1,688

Net loss before income taxes	(10,652)	(34,776)	(24,124)
Provision for income taxes	—	10	10

Net loss	$(10,652)	$(34,786)	$(24,134)

We were formed in February 2022, but did not have substantial operations until the completion of the acquired IPR&D from Janssen in August and October 2022. As such, we do not believe that a description of material changes from period to period would be useful to an investor. Accordingly, the following discussion presents the components of our expenses for the periods presented.

Operating Expenses

Related Party Acquired In-Process Research and Development Expenses

Acquired IPR&D expenses of $5.0 million for the period from February 10, 2022 (inception) to December 31, 2022 consisted of a $5.0 million payment to Janssen for the Janssen License, which granted us a non-exclusive, royalty-free, sublicensable license to exploit certain nACh products in the Field as well as an option for an exclusive, royalty-bearing sublicensable license to certain intellectual property rights owned or controlled by Janssen, to commercially develop, manufacture, use, distribute and sell therapeutic products containing TARPg8 compounds and related products. The $5.0 million payment consisted of a one-time, non-creditable, non-refundable upfront payment in August 2022 of $1.0 million to Janssen, for an exclusivity period to evaluate the results of toxicology studies related to TARPg8 technology in order to decide on whether it would exercise the option to license this technology and a one-time, non-creditable, non-refundable option fee payment in October 2022 of $4.0 million to Janssen when we exercised our option to license the TARPg8 compounds. We expensed the cost of the IPR&D asset acquired because it had no alternative future use as of the acquisition date. There was no acquired IPR&D expense for the year ended December 31, 2023 as no license agreements were acquired.

Research and Development Expenses

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023	Change
	(in thousands)
Direct external program expenses:
RAP-219 program	$752	$10,202	$9,450
Preclinical programs	544	6,335	5,791
Internal and unallocated expenses:
Personnel-related costs (including stock-based compensation)	2,667	9,939	7,272
Other costs	152	1,523	1,371

Total research and development expenses	$4,115	$27,999	$23,884

Research and development expenses of $4.1 million for the period from February 10, 2022 (inception) to December 31, 2022 consisted primarily of the following:

•	$0.8 million in clinical and manufacturing costs related to the RAP-219 program;

•	$0.5 million in discovery, pre-clinical toxicology and lab supply costs related to our preclinical programs; and

•

$2.7 million of personnel-related costs, including $2.1 million of consulting costs and stock-based compensation of $0.5 million. Included in these costs are consulting costs and stock-based compensation for consultants that became our full time employees in 2023. We had no full-time employees in the period from February 10, 2022 (inception) to December 31, 2022.

Research and development expenses of $28.0 million for the year ended December 31, 2023 consisted primarily of the following:

•

$10.2 million of costs related to the RAP-219 program, including $6.7 million clinical trial costs for conduct of our first-in-human Phase 1 trials, $2.2 million for preclinical toxicology studies and $1.1 million of contract manufacturing costs related to the production of materials for use in our preclinical studies and Phase 1 trials for the RAP-219 program;

•

$6.3 million related to our preclinical programs, including $4.3 million of discovery activities, $0.7 million in contract manufacturing costs related to the production of materials for use in our preclinical studies, $0.5 million in lab supply costs and $0.5 million for preclinical toxicology studies;

•

$9.9 million of personnel-related costs, including salaries, bonuses, and other compensation-related costs, including; stock-based compensation costs of $1.9 million for 26 full-time employees hired during the year ended December 31, 2023; and $0.3 million unallocated consulting expense; and

•

$1.5 million of other costs consisting primarily of research and development facilities expenses and depreciation expense related to opening and/or expanding our Boston and San Diego sites in the year ended December 31, 2023.

General and Administrative Expenses

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023	Change
	(in thousands)
Personnel-related (including stock-based compensation)	$—	$4,324	$4,324
Professional and consulting costs	1,165	3,158	1,993
Facility related and other	87	698	611

Total general and administrative expense	$1,252	$8,180	$6,928

General and administrative expense for the period from February 10, 2022 (inception) to December 31, 2022 consisted primarily of the following:

•

$1.2 million of professional and consulting costs, which consisted primarily of $0.4 million of outsourced legal and accounting expenses and $0.8 million in consulting costs, including costs for two consultants that became our full-time employees in 2023. We had no full-time G&A employees in the year ended December 31, 2022; and

•	$0.1 million of facility related and other expenses, which consisted primarily of IT costs of $74 thousand.

General and administrative expense for the year ended December 31, 2023 consisted primarily of the following:

•	$4.3 million of workforce expense including salaries and benefits, including stock-based compensation expenses of $1.6 million as we hired 11 full-time general and administrative employees in 2023;

•	$3.1 million of professional and consulting fees related to expanding our administrative support, including outsourced legal and accounting expenses; and

•

$0.7 million of facility related and other expenses related to opening and/or expanding our Boston and San Diego sites, which consisted primarily of lease costs of $0.1 million, IT costs of $0.3 million, and $0.2 million of other office expenses.

Other Income (Expense)

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023	Change
	(in thousands)
Other income (expense):
Interest income	$—	$2,527	$2,527
Interest expense	(285)	—	285
Change in fair value of preferred stock tranche right liability	—	(1,124)	(1,124)

Total other income (expense), net	$(285)	$1,403	$1,688

Interest Income

Interest income for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023 was $0 and $2.5 million, respectively. The interest was earned from our interest bearing cash, cash equivalent and short-term investment accounts, which were first opened in the year ended December 31, 2023.

Interest Expense

Interest expense for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023 was $0.3 million and $0, respectively. Interest expense for the period from February 10, 2022 (inception) to December 31, 2022 was driven by $0.2 million of interest expense related to the Convertible Notes, $26 thousand of debt issuance cost amortization, and $77 thousand loss on extinguishment of debt. There was no interest expense recorded for the year ended December 31, 2023 due to the exchange of the Convertible Notes for shares of Series A convertible preferred stock in December 2022.

Change in Fair Value of Preferred Stock Tranche Right Liability

The change in fair value of the preferred stock tranche right liability expense for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023 was $0 and $1.1 million, respectively. There was no change in the fair value of the Series A preferred stock tranche right liability from December 9, 2022 (“date of issuance”) to December 31, 2022 and therefore, we did not recognize any other income or expenses related to the tranche right liability for the year ended December 31, 2022. The change in fair value of preferred stock tranche right liabilities for the year ended December 31, 2023 consisted of an increase in the fair value of Series A preferred stock tranche right liability of $1.0 million and an increase in the fair value of Series B preferred stock tranche right liability of $0.1 million, which were recorded upon remeasurement of the liabilities.

Income Taxes

For the period from February 10, 2022 (inception) to December 31, 2022 and the year ended December 31, 2023, we recorded an income tax provision of $0 and $10 thousand, respectively.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception in February 2022, we have not generated any revenue from any sources and have incurred significant operating losses and negative cash flows from operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the clinical development of our product candidates and pipeline. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. To date, we have funded our operations with proceeds from the sale of the Convertible Notes and convertible preferred stock. Through March 31, 2024, we have received aggregate gross proceeds of $250.0 million from the issuance of convertible promissory notes and the sale of our convertible preferred stock. As of March 31, 2024, we had cash and cash equivalents of $74.3 million and short-term investments of $119.0 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023	For the three months ended March 31,
			2023	2024
	(in thousands)
Net cash used in operating activities	$(3,242)	$(27,181)	$(4,801)	$(17,615)
Net cash used in investing activities	(5,284)	(78,860)	(61)	(41,926)
Net cash provided by financing activities	39,685	145,136	60,006	63,659

Net increase in cash, cash equivalents and restricted cash	$31,159	$39,095	$55,144	$4,118

Operating Activities

During the three months ended March 31, 2023, operating activities used $4.8 million of cash, resulting primarily from our net loss of $6.1 million and changes in operating assets and liabilities of $0.4 million, partially offset by $0.7 million of non-cash stock-based compensation expense and non-cash change in fair value of preferred stock tranche right liability of $1.0 million.

During the three months ended March 31, 2024, operating activities used $17.6 million of cash, resulting primarily from our net loss of $22.7 million, non-cash accretion of investments in marketable securities of $1.0 million, and changes in operating assets and liabilities of $3.2 million, partially offset by $1.5 million of non-cash stock-based compensation expense and non-cash change in fair value of preferred stock tranche right liability of $7.4 million. The $3.2 million change in operating assets and liabilities is primarily driven by an increase in prepaid expenses and other current assets of $2.1 million primarily due to advanced payments on new contracts related to our clinical trials, and a decrease in accounts payable of $1.1 million due to payment to vendors.

During the period from February 10, 2022 (inception) to December 31, 2022, operating activities used $3.2 million of cash, resulting primarily from our net loss of $10.7 million, partially offset by $5.0 million of related party acquired IPR&D related to the Janssen License, $0.6 million of non-cash stock-based compensation expense, and net cash provided by changes in operating assets and liabilities of $1.5 million which consisted primarily of increases in accounts payable of $1.4 million. The increases in accounts payable were primarily due to amounts owed to vendors in connection with our research and development activities.

During the year ended December 31, 2023, operating activities used $27.2 million of cash, resulting primarily from our net loss of $34.8 million, partially offset by $3.5 million of non-cash stock-based compensation expense and non-cash change in fair value of preferred stock tranche right liability of $1.1 million, and net cash provided by changes in operating assets and liabilities of $2.7 million. Net cash provided by changes in operating assets and liabilities consisted primarily of increases in accrued expenses and other current liabilities of $5.4 million, partially offset by increases in prepaid expenses and other current assets of $3.2 million. The increases in accrued expenses and prepaid expenses were primarily due to increased internal and external costs associated with our research and development activities, including clinical trials and manufacturing.

Investing Activities

During the three months ended March 31, 2023, net cash used in investing activities was $0.1 million, primarily consisting of purchases of property and equipment of $61 thousand.

During the three months ended March 31, 2024, net cash used in investing activities was $41.9 million, primarily consisting of purchases of short-term investments of $44.8 million and purchases of property and equipment of $1.1 million, partially offset by maturities of short-term investments of $3.9 million.

During the period from February 10, 2022 (inception) to December 31, 2022, net cash used in investing activities was $5.3 million, primarily consisting of $5.0 million of related party acquired IPR&D related to the Janssen License and purchases of property and equipment of $0.3 million.

During the year ended December 31, 2023, net cash used in investing activities was $78.9 million, primarily consisting of purchases of short-term investments of $77.2 million and purchases of property and equipment of $1.6 million.

Financing Activities

During the three months ended March 31, 2023, net cash provided by financing activities was $60.0 million, primarily consisting of net proceeds of $60.0 million from our additional issuance of Series A convertible preferred stock.

During the three months ended March 31, 2024, net cash provided by financing activities was $63.7 million, primarily consisting of net proceeds of $63.9 million from our additional issuance of Series B convertible preferred stock and payments of $0.3 million for deferred offering costs.

During the period from February 10, 2022 (inception) to December 31, 2022, net cash provided by financing activities was $39.7 million, primarily consisting of net proceeds of $31.8 million from our initial issuance of Series A convertible preferred stock, including tranche rights, and net proceeds of $7.9 million from our issuance of convertible promissory notes.

During the year ended December 31, 2023, net cash provided by financing activities was $145.1 million, primarily consisting of net proceeds of $59.9 million from our additional issuance of Series A convertible preferred stock, and net proceeds of $85.3 million from our initial issuance of Series B convertible preferred stock, including tranche rights.

Future Funding Requirements

As of March 31, 2024, we had cash, cash equivalents and short-term investments of $193.2 million, excluding our restricted cash. As of the issuance date of the condensed consolidated financial statements for the three months ended March 31, 2024, we expect that our cash, cash equivalents and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months from the issuance of the condensed consolidated financial statements. We believe that the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements through the end of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Additionally, the process of conducting preclinical studies and testing potential future product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We will need to raise substantial additional capital in the future.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the non-clinical and preclinical studies and the current and future clinical trials of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including:

•	the rate of progress in the development of RAP-219 and our other product candidates;

•	the type, number, scope, progress, expansions, results, costs, and timing of, discovery efforts, preclinical studies and clinical trials of RAP-219 and potential future product candidates;

•	the costs and timing of manufacturing for RAP-219 and our potential future product candidates and commercial manufacturing;

•	the costs, timing, and outcome of regulatory review of our product candidates;

•	the terms and timing of establishing and maintaining licenses and other similar arrangements;

•	the legal costs of obtaining, maintaining, and enforcing our patents and other intellectual property rights;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;

•	the costs associated with hiring additional personnel and consultants as our preclinical and future clinical activities increase;

•	the costs and timing of establishing or securing sales and marketing capabilities if any potential future product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products; and

•	costs associated with any products or technologies that we may in-license or acquire.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations, licenses, and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Additional debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations, license arrangements, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or potential future product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional funds through equity or debt financings, or through other sources when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates and potential future product candidates even if we would otherwise prefer to develop and market such potential future product candidates ourselves.

Contractual Obligations and Commitments

Leases

As of the March 31, 2024, we had future minimum operating lease payments under non-cancelable leases of $2.2 million related to leases we have recognized on our consolidated balance sheet, which are due over the following 2.8 years. In addition, we have one lease that has been entered into but has not yet commenced, for which we expect to pay approximately $9.6 million over the five-year lease term.

Option and License Agreement with Janssen Pharmaceutical NV

We made an upfront non-refundable, non-creditable payment of $1.0 million to Janssen after we entered into the Janssen License. In October 2022, we exercised the option and made a non-refundable, non-creditable option fee of $4.0 million to Janssen. If we succeed in developing and commercializing TARPg8 products, Janssen will be eligible to receive (i) up to $76.0 million in development milestone payments and up to $40.0 million sales milestone payments for the product containing the lead TARPg8 development candidate and (ii) up to $25.0 million in development milestone payments and up to $42.0 million sales milestone payments for the other products containing a non-lead TARPg8 development candidate. We are also required to pay tiered royalties related to the TARPg8 development candidate of a mid to high single-digit percentage on worldwide net sales and tiered royalties related to the TARPg8 products that do not contain a TARPg8 development candidate of low to mid single-digit percentages on annual net sales of the products covered by the license.

NeuroPace Master Services Agreement and Statement of Work

In connection with the execution of the NeuroPace Agreement, the parties also entered into an initial statement of work under the NeuroPace Agreement, pursuant to which NeuroPace agreed to provide services related to our Phase 2a proof-of-concept clinical trial of RAP-219, including, among other things, clinical trial readiness support, data analysis and data reporting. Pursuant to the payment schedule set out in the statement of work, we will pay NeuroPace an aggregate of up to $3.7 million over a period of approximately two years in connection with NeuroPace’s provision of services and achievement of certain patient enrollment and deliverable milestones.

During the year ended December 31, 2023, we paid NeuroPace $1.5 million, which is recorded as prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2023. During the three months ended March 31, 2024, we paid NeuroPace an additional $0.3 million and recognized $0.3 million in research and development expense for services performed, resulting in a prepaid expense balance of $1.5 million as of March 31, 2024.

Apart from the contracts with payment commitments that we have documented above, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of expenses incurred during the reporting periods. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and expenses that are not readily apparent from other sources. We evaluate our estimates and judgments on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2—“Summary of Significant Accounting Policies” to our annual consolidated financial statements and interim condensed consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Research and Development Expenses and Accruals

We expense research and development expenses as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and include employee salaries and benefits, including stock-based compensation, third-party research and development expenses, including amounts incurred under agreements with our external vendors and consultants engaged to perform preclinical and clinical studies, contract manufacturing and research services, consulting costs, laboratory supplies, and certain allocated expenses, as well as amounts incurred under third-party license agreements.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. We estimate preclinical study and clinical trial and other research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct and manage preclinical studies and clinical trials and research services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses and other current liabilities in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive loss. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Asset Acquisitions and Acquired In-Process Research and Development Expenses

We measure and recognize asset acquisitions or licenses of intellectual property that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition or license of intellectual property, the cost allocated to acquire IPR&D with no alternative future use is recognized as expense on the acquisition date.

We determined that the Janssen License represented an asset acquisition, rather than a business combination, as substantially all of the fair value of the assets acquired in the Janssen License was concentrated in a single asset, the TARPg8 compound, which was in early stage of development at the time of acquisition. We further concluded that the arrangement represented an asset acquisition of IPR&D assets with no alternative future use.

Stock-Based Compensation

We measure stock-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant. We recognize compensation expense for awards to employees and directors over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. For stock-based awards with performance-based vesting conditions, we recognize compensation expense using the graded-vesting method over the requisite service period using the accelerated attribution method, commencing when achievement of the performance condition becomes probable. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. For awards to non-employees, the expected term of the option is equal to the contractual term of the non-employees’ service agreement. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuation was prepared using either the option-pricing method (“OPM”) or the hybrid method, both of which used a market approach to estimate our enterprise value. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for us, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

These third-party valuations were performed at various dates, which resulted in valuation of our common stock of $11.57 per share as of March 31, 2024. Our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of clinical and preclinical studies for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Grant of Stock-Based Awards

The following table sets forth by grant date the number of shares subject to common stock options and common stock awards granted since February 10, 2022 (inception) through May 17, 2024, the per share exercise price of the options or purchase price of common stock awards, the fair value of common stock on each grant date, and the per share estimated fair value of the options or common stock awards:

Grant Date	Type of Award	Number of Shares Subject to Award	Per Share Exercise or Purchase Price of Award	Per Share Fair Value of Common Stock on Grant Date		Per Share Estimated Fair Value of Awards on Grant Date
November 28, 2022	Restricted Stock	856,202	$0.01	$2.92	(1)	$2.92
November 29, 2022	Restricted Stock	4,106	$0.01	$2.92	(1)	$2.92
November 30, 2022	Restricted Stock	87,905	$0.01	$2.92	(1)	$2.92
December 9, 2022	Restricted Stock	477,642	$0.01	$2.92	(1)	$2.92
January 9, 2023	Restricted Stock	197,426	$0.01	$2.92	(1)	$2.92
January 30, 2023	Restricted Stock	6,791	$0.01	$2.92	(1)	$2.92
February 6, 2023	Restricted Stock	225,784	$0.09	$2.92	(2)	$2.92
February 14, 2023	Restricted Stock	47,382	$0.09	$2.92	(2)	$2.92
March 1, 2023	Restricted Stock	789,705	$0.01	$4.54	(3)	$4.54
May 19, 2023	Restricted Stock	199,067	$0.09	$4.54	(4)	$4.54
September 7, 2023	Restricted Stock	157,941	$0.09	$5.32	(5)	$5.32
December 6, 2023	Option	1,353,831	$1.80	$6.34	(6)	$5.74
December 6, 2023	Option	22,765	$1.80	$6.34	(7)	$6.09
January 13, 2024	Option	35,027	$1.80	$6.34	(8)	$5.74
February 7, 2024	Option	131,930	$4.46	$9.60	(9)	$8.14
March 25, 2024	Option	1,129,849	$9.60	$11.57	(10)	$9.08
March 25, 2024	Option	4,085	$9.60	$11.57	(11)	$10.45
May 7, 2024	Option	92,234	$11.57	$11.57		$9.08

(1)

At the time of the restricted stock grants from November 28, 2022 to January 30, 2023, our board of directors determined that the fair value of our common stock of $0.01 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the dates of these grants was adjusted in connection with a retrospective fair value assessment for accounting purposes.
(2)

At the time of the restricted stock grants from February 6, 2023 to February 14, 2023, our board of directors determined that the fair value of our common stock of $0.09 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of these grants was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(3)

This grant was legally issued on December 2, 2022, but not considered granted for accounting purposes until March 1, 2023, when the grantees began providing services to us. At the time of the restricted stock grant on December 2, 2022, our board of directors determined that the fair value of our common stock of $0.01 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(4)

At the time of the restricted stock grant on May 19, 2023, our board of directors determined that the fair value of our common stock of $0.09 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(5)

At the time of the restricted stock grant on September 7, 2023, our board of directors determined that the fair value of our common stock of $0.09 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(6)

At the time of the option grant to employees on December 6, 2023, our board of directors determined that the fair value of our common stock of $1.80 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(7)

At the time of the option grant to consultants on December 6, 2023, our board of directors determined that the fair value of our common stock of $1.80 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(8)

At the time of the option grant on January 13, 2024, our board of directors determined that the fair value of our common stock of $1.80 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(9)

At the time of the option grant on February 7, 2024, our board of directors determined that the fair value of our common stock of $4.46 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(10)

At the time of the option grant to employees on March 25, 2024, our board of directors determined that the fair value of our common stock of $9.60 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(11)

At the time of the option grant to consultants on March 25, 2024, our board of directors determined that the fair value of our common stock of $9.60 per share reasonably reflected the fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

The fair value of our common stock of $2.92 per share from November 28, 2022 to February 14, 2023 was determined by us, based, in part, on the $2.92 per share value indicated in the retrospective third-party valuation prepared as of December 9, 2022. In particular, the retrospective valuation determined our equity value using an OPM back-solve approach that was primarily based on the $1.00 price per share paid by new and existing investors in the first closing of our Series A convertible preferred stock on December 9, 2022 less the value of the anticipated additional Series A tranche closings, which were treated as call options for the purposes of allocating value to the various equity. A discount for lack of marketability (“DLOM”) of the common stock was then applied to arrive at an indication of value for our common stock.

The fair value of our common stock of $4.54 per share from March 1, 2023 to May 19, 2023 was determined by us, based, in part, on the $4.54 per share value indicated in the retrospective third-party valuation prepared as of February 17, 2023. In particular, the retrospective valuation determined our equity value using an OPM back-solve approach that was primarily based on the $1.00 price per share paid by new and existing investor in the second and third closing of our Series A convertible preferred stock on February 21, 2023. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.

The fair value of our common stock of $5.32 per share on September 7, 2023 was determined by us, based, in part, on the $5.32 per share value indicated in the retrospective third-party valuation prepared as of August 31, 2023. In particular, the retrospective valuation determined our equity value using an OPM back-solve approach that was primarily based on the $1.67727 per share paid by new and existing investors in the first closings of our Series B convertible preferred stock in August 2023, less the value of the anticipated additional Series B tranche closings, which were treated as call options for the purposes of allocating value to the various equity. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.

The fair value of our common stock of $6.34 per share on December 6, 2023 was determined by us, based, in part, on the $6.34 per share value indicated in the retrospective third-party valuation prepared as of December 31, 2023. In particular, the retrospective valuation determined our enterprise value using the hybrid method, which included a PWERM, with an IPO scenario, and a sale scenario. Our enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last one to three years, which was adjusted by a risk-adjusted discount rate. The IPO scenario also assumed an estimated timeline for the IPO to occur. Our enterprise value for the sale scenario was based on an OPM market-adjusted back-solve method based on the $1.67727 price per share paid by new and existing investors in the closing of our Series B convertible preferred stock in August 2023. The market adjustment applied to the equity value considered the performance of guideline public companies and the biotech indices since the most recent sale of our convertible preferred stock through the valuation date. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock. In addition, we determined that the fair value of our common stock remained at $6.34 per share through January 13, 2024.

The fair value of our common stock of $9.60 per share on February 7, 2024, was determined by us, in part, on the $9.60 per share value indicated in the retrospective third-party valuation prepared as of February 26, 2024.

The valuation as of February 26, 2024 determined our enterprise value using the hybrid method, which included a PWERM scenario-based approach, with an IPO scenario, and a continued operation scenario. Our enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last one to three years, which was adjusted by a risk-adjusted discount rate. The probabilities assigned to each scenario reflected the progress we made towards an IPO event since December 31, 2023. Our enterprise value for the continued operation scenario reflected the market adjustment to our equity value since December 31, 2023, based on consideration given to the performance of guideline public companies and the biotech indices as well as our entity specific factors. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.

The fair value of our common stock of $11.57 per share on March 25, 2024, was determined by us, in part, on the $11.57 per share value indicated in the retrospective third-party valuation prepared as of March 31, 2024. The valuation as of March 31, 2024 determined our enterprise value using the hybrid method, which included a PWERM scenario-based approach, with an IPO scenario, and a continued operation scenario. Our enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last one to three years, which was adjusted by a risk-adjusted discount rate. The probabilities assigned to each scenario reflected the progress we made towards an IPO event since February 26, 2024. Our enterprise value for the continued

operation scenario reflected the market adjustment to our equity value since February 26, 2024, based on consideration given to the performance of guideline public companies and the biotech indices as well as our entity specific factors. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock. In addition, the board of directors determined that the fair value of our common stock remained at $11.57 per share through May 7, 2024, as the board of directors did not identify any significant events that would have had a material change on the fair value of our common stock between March 31, 2024 and May 7, 2024.

In the course of preparing for this offering, we applied the fair values of our common stock from our retrospective fair value assessments in December 2022, February 2023, August 2023, December 2023, February 2024 and March 2024 to determine the fair value of each of the November 2022, December 2022, January 2023, February 2023, March 2023, May 2023, September 2023, December 2023, January 2024, February 2024, and March 2024 awards as of the respective grant date and calculated stock-based compensation expense for accounting purposes based on applicable fair values.

We used different expected term to estimate the fair value of options granted to employees and nonemployees, resulting in a difference in the grant-date fair value of the options issued on December 6, 2023 and March 25, 2024.

Equity Grants in Connection with this Offering

In connection with this offering, our board of directors has approved the grant of options for the purchase of an aggregate of 1,040,071 shares of common stock to certain employees, including certain of our executive officers, assuming the number of shares outstanding following this offering and the contingent private placement will be equal to 35,376,457 based on an assumed initial public offering price of $17.00, which is the midpoint of the price range set forth on the cover page of this prospectus. The effectiveness of this grant of stock options is contingent on, and effective immediately following, the effectiveness of the registration statement of which this prospectus forms a part. The stock options will have a per share exercise price equal to initial public offering price set forth on the cover page of the final prospectus included in the registration statement, which will be the fair market value of a share of our common stock on the grant date of the stock options. The stock options will be subject to the terms and conditions of the 2024 Stock Option and Incentive Plan, and the applicable stock option agreements thereunder. Based on an assumed exercise price of $17.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate that the aggregate grant-date fair value of the options granted is $17.7 million, which is expected to be recognized as stock-based compensation expense over a period of four years.

Valuation of Preferred Stock Tranche Liability

Our Series A and Series B convertible preferred stock purchase agreements obligated the Series A and Series B investors to participate in a subsequent offering of Series A and Series B convertible preferred stock upon certain conditions being met, which we refer to as the preferred stock tranche rights. We determined that the preferred stock tranche rights were required to be recorded as liabilities because they are freestanding financial instruments that would require us to transfer assets upon exercises of the right. The preferred stock tranche rights met the definition of a freestanding financial instrument because they are legally detachable and separately exercisable from the Series A and Series B convertible preferred stock. The preferred stock tranche rights were classified as a liability and initially recorded at fair value upon the issuance date of the right. The liabilities are remeasured to fair value at each reporting date until settled, and changes in the fair value of the preferred stock tranche right liabilities are recognized as a component of other income (expense) in our consolidated statements of operations and comprehensive loss.

In February 2023, in conjunction with the amendment to the Series A convertible preferred stock purchase agreement, our existing Series A convertible preferred stockholders voted to waive the second and third tranche milestones and exercised their tranche right. As a result, an aggregate of 50,000,000 shares of Series A convertible preferred stock were issued and sold at a price of $1.00 per share, resulting in total cash proceeds of $50 million, less $61 thousand of issuance costs. As a result of this issuance, the Series A preferred stock tranche right liability, with a then fair value of $11.5 million immediately prior to the amendment and waiver, was settled in full and recognized in additional paid-in capital.

In August 2023 and concurrent with the original issuance of the Series B convertible preferred stock, two stockholders exercised their right to early exercise the Series B preferred stock tranche right and purchased 10,731,725 shares. Consequently, we recognized $1.2 million in additional paid-in capital associated with the simultaneous original issuance and early exercise. Additionally, the investors paid a premium of $1.7 million for these shares over their fair value which was also recorded in additional paid-in capital.

Subsequent to the original issuance, one stockholder exercised its right to early exercise the Series B preferred stock tranche right and purchased 4,769,655 shares of Series B convertible preferred stock for cash proceeds of $8.0 million. The fair value of the associated tranche right liability that was settled at the time of the sale of $0.5 million was recognized in additional paid-in capital. Additionally, the investor paid a premium of $0.8 million for these shares over their fair value which was also recorded in additional paid-in capital.

In February 2024, our Series B convertible preferred stockholders voted to waive the second tranche milestones and purchase the remaining Series B milestone tranche shares. Immediately prior to the waiver, we remeasured the Series B tranche right liability to be $11.6 million and recognized $7.4 million in other expense for the change in the fair value of the Series B tranche right liability during the period. As a result of the waiver, we remeasured the Series B tranche right liability to be $4.2 million and recognized the change in fair value of $7.4 million in additional paid-in capital as a capital contribution. In conjunction with the closing that occurred in March 2024, an aggregate of 38,157,240 shares of Series B convertible preferred stock were issued at a price of $1.67727 per share, resulting in total cash proceeds of $64.0 million, less $87 thousand of issuance costs. As a result of this issuance, the Series B preferred stock tranche right liability with a then fair value of $4.2 million was settled in full and recognized as part of the carrying value of the Series B convertible preferred stock.

The fair value of the tranche right liabilities was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The fair value of the tranche right liabilities was determined using a Contingent Forward Analysis, which is a scenario-based lattice model that accounts for the different possible milestone scenarios and their associated probabilities, as estimated by us. The valuation model considered the probability of closing the tranche, the estimated future value of the convertible preferred stock to be issued at each closing and the investment required at each closing. Future values were converted to present value using a discount rate appropriate for probability-adjusted cash flows. The most significant assumptions in the Contingent Forward Analysis impacting the fair value of the preferred stock tranche rights were the fair value of the Series A and Series B convertible preferred stock as of each remeasurement date, the estimated remaining term of the tranche right as of each remeasurement date, and the probabilities of success for each tranche milestone as of each measurement date. We determined the fair value per share of the underlying convertible preferred stock by taking into consideration the most recent sales of our convertible preferred stock as well as additional factors that we deemed relevant. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. The risk-free rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time to each tranche closing.

As of December 31, 2022, the fair value of each Series A convertible preferred stock was $0.74 per share. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time period of achievement of the specified milestones underlying the preferred stock tranche right. As of December 31, 2022, an immediate 10 percent increase in the fair value of our Series A convertible preferred stock would have resulted in a $2.9 million increase, and in the case of a 10 percent decrease, a $2.9 million decrease to the fair value of the preferred stock tranche right liability.

As of December 31, 2023, the fair value of each Series B convertible preferred stock was $1.68 per share. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time period of achievement of the specified milestones underlying the preferred stock tranche right. As of December 31, 2023, an immediate 10 percent increase in the fair value of our Series B convertible preferred stock would have resulted in a $0.9 million increase, and in the case of a 10 percent decrease, a $0.9 million decrease to the fair value of the preferred stock tranche right liability.

The fair value of each share of Series B convertible preferred stock was estimated to be $1.79 per share on February 26, 2024 and March 19, 2024.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of March 31, 2024, we had $193.2 million in cash, cash equivalents and short-term investments, excluding our restricted cash, which consisted of cash, money market funds, and government securities. Our cash and cash equivalents are primarily maintained in accounts with multiple financial institutions in the United States. At times, we may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation (FDIC) limits. We do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, we believe an immediate 10.0% change in interest rates would not have a material effect on the fair market value of our investment portfolio. We have the ability to hold our investments until maturity, and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investment portfolio.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

Emerging Growth Company and Smaller Reporting Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. As a result of this election, our consolidated financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2—“Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on becoming the leader in precision neuroscience through discovery and development of transformational small molecule medicines for patients suffering from central nervous system (“CNS”) disorders. Our foundational science has elucidated complexities of neuronal receptor biology and enables us to map and target certain neuronal receptor complexes. Neuronal receptors are complex assemblies of proteins, comprising receptor principal subunits and their receptor associated proteins (“RAPs”), the latter of which play crucial roles in regulating receptor expression and function. We believe that our deep expertise in RAP biology provides an opportunity for us to interrogate previously inaccessible targets and develop CNS drugs that are specific for receptor variants and neuroanatomical regions associated with certain diseases. Most neuroactive drugs lack this specificity, often resulting in undesired and intolerable side effects. Leveraging our expertise, we are developing a portfolio of precision product candidates that we believe has the potential to transform the standard of care of many CNS disorders.

Our founders have made pioneering discoveries related to RAP function and structure. Their findings form the basis of our RAP technology platform, which enables a differentiated approach to generate precision small molecule product candidates. RAP-219, our most advanced product candidate, is an AMPA receptor (“AMPAR”) negative allosteric modulator (“NAM”). RAP-219 is designed to achieve neuroanatomical specificity through its selective targeting of a RAP known as TARPg8, which is associated with the neuronal AMPAR, a clinically validated target for epilepsy. Whereas AMPARs are distributed widely in the CNS, TARPg8 is expressed only in discrete regions, including the hippocampus, a key site involved in focal epilepsy. We believe this provides RAP-219 with a high level of neuroanatomical specificity. We completed our Phase 1 trials in healthy adults to assess the safety and tolerability of RAP-219, and we intend to initiate a Phase 2a proof-of-concept trial in adult patients with drug-resistant focal epilepsy in the second or third quarter of (“mid”) 2024, with topline results expected in mid 2025. We believe RAP-219 also has therapeutic potential in peripheral neuropathic pain and bipolar disorder, and we intend to initiate Phase 2a trials in these indications in the second half of 2024 and in 2025, respectively. We have also identified another TARPg8 targeted molecule with differentiated chemical and pharmacokinetic properties, RAP-199, for which we expect to initiate a Phase 1 trial in the first half of 2025.

Beyond TARPg8, we have two advanced discovery-stage nicotinic acetylcholine receptor (“nAChR”) programs stemming from our RAP technology platform. Our first discovery-stage nAChR program comprises modulators of a6 nAChRs that we are developing for the treatment of chronic pain. Our second discovery-stage nAChR program comprises modulators of a9a10 nAChRs that we are developing for the treatment of hearing disorders. Third-party genetic data suggest that these nAChR subtypes could be attractive drug targets for these diseases. We continue to leverage our RAP technology platform to discover additional product candidates that we believe have the potential to provide a transformative benefit for large patient populations in CNS diseases with significant unmet need.

Our Pipeline

Our current portfolio of programs from our RAP technology platform is summarized in the pipeline chart below:

Introduction to RAP-219

RAP-219 is an investigational small molecule that is designed to inhibit TARPg8-containing AMPARs with picomolar (“pM”) affinity, which implies tight binding. Given RAP-219’s mechanism of action, neuroanatomical specificity and target potency observed to date in preclinical studies, we believe it has the potential to be a differentiated therapy for focal epilepsy and other CNS disorders, including peripheral neuropathic pain and bipolar disorder.

Epilepsy is estimated to affect 50 million people worldwide, including approximately 3.0 million adults in the United States. In 2022, the total branded market for epilepsy was approximately $2.8 billion, and this is expected to grow to approximately $3.6 billion by 2028. There are an estimated 1.8 million people in the United States who suffer from focal epilepsy, accounting for approximately 60 percent of patients with epilepsy. Focal epilepsy is characterized by seizures caused by intermittent abnormal electrical activity originating in specific areas of the brain. The hippocampus, located within the temporal lobe, is commonly associated with focal epilepsy, with approximately 50 percent of all seizures originating in or around this area. The cerebral cortex is another common site of focal onset seizure initiation, originating up to 50 percent of all seizures. However, the hippocampus often plays a role in these seizures as well, with the abnormal electrical brain activity that arises in the cerebral cortex often traveling to and being perpetuated by the hippocampus.

Epilepsy has profound negative impacts on a patient’s quality of life, including limitations on social engagement, physical activity and independence. Recent studies have also found that epilepsy can result in cognitive impairment. The treatment goal for all patients with epilepsy, including focal epilepsy, is complete freedom from seizures. Despite there being more than 20 antiseizure medications (“ASMs”) approved by the U.S. Food and Drug Administration (“FDA”), 30 to 40 percent of patients with epilepsy continue to experience recurring seizures despite taking two or more ASMs. This is termed “drug-resistant epilepsy.” In addition to providing sub-optimal efficacy, ASMs are commonly associated with risks of intolerable and debilitating adverse events (“AEs”). These side effects, such as cognitive impairment, sedation, ataxia and dizziness, are believed to result from drug actions in brain regions unrelated to epilepsy. These AEs often lead to dosing adjustments and patient nonadherence, both of which can limit efficacy. We believe tolerability, adherence and clinical benefit can be improved with RAP-219, an investigational therapy that is designed to precisely modulate only diseased brain regions.

Patients with epilepsy commonly take ASM combinations, which is referred to as polypharmacy. Drug-drug interactions make polypharmacy complex and add a further challenge to managing persistent seizures in epilepsy. When a physician adds a drug to a patient’s regimen, they typically prioritize one with a differentiated mechanism of action, an approach referred to as rational polypharmacy. Therefore, there is a critical need for therapies with new mechanisms of action, fewer AEs and a mitigated risk of drug-drug interaction for the treatment of focal epilepsy.

AMPAR inhibition is a clinically validated approach for the treatment of epilepsy, with perampanel (marketed as FYCOMPA) approved by the FDA in 2012 for the treatment of both focal and generalized epilepsy. Whereas perampanel binds to AMPARs throughout the CNS and periphery, preclinical studies have shown that RAP-219 actions on AMPARs are restricted to those few specific regions where TARPg8 is expressed, most notably the hippocampus. This leads us to believe that the tolerability profile of RAP-219 could be significantly differentiated from that of perampanel and other currently available ASMs.

TARPg8 is expressed in specific brain regions, being most enriched in the hippocampus and other forebrain structures, which are key sites associated with focal onset seizures. As brain regions with TAPRg8 expression closely overlay with the brain sites most often involved with the pathophysiology of focal epilepsy, we believe that RAP-219, which has been shown in preclinical studies to bind to TARPg8, has potential to provide a differentiated profile. Furthermore, preclinical studies also demonstrated TARPg8 expression is enriched in the hippocampus, amygdala, cerebral cortex and striatum and has minimal or no expression in certain other areas that are critical for normal brain functions, including the cerebellum and brainstem. In contrast to the precision mechanism of RAP-219, the majority of ASMs, including perampanel, bind their target receptors throughout the brain, and we believe this lack of anatomical specificity may contribute to their side effect profiles. We believe that RAP-219, as compared to currently available ASMs, has the potential to have a greater therapeutic index, meaning a wider range of doses at which it is likely to be effective without causing unacceptable AEs. If RAP-219 is approved, this could have important clinical utility for the management of focal epilepsy.

We have completed two Phase 1 trials evaluating RAP-219 in healthy adult volunteers to assess its safety, tolerability and pharmacokinetics. We observed RAP-219 to be generally well tolerated in these trials. The plasma concentrations of RAP-219 measured during those trials suggested that once-daily oral administration with a simple dosing schedule could achieve our targeted therapeutic exposures (3 ng/mL to 7 ng/mL). For our Phase 2a proof-of-concept trial, we plan to enroll adult patients with drug-resistant focal epilepsy who have an implanted responsive neurostimulation (“RNS”) system, an FDA approved device for refractory focal onset epilepsy. The RNS system includes an electrode that continually monitors intracranial brain waves and detects the magnitude, duration and frequency of electrographic activity, which are recorded as intracranial electroencephalography (“iEEG”) data. We plan to use these iEEG data as the biomarker-based primary endpoint in our proof-of-concept trial. We believe these data could be translatable to a clinical seizure endpoint in future registrational trials. We intend to initiate this Phase 2a proof-of-concept trial in focal epilepsy in mid 2024, with topline results expected in mid 2025.

In addition to treating seizures, we believe RAP-219 has the potential to provide therapeutic benefit in additional CNS indications such as peripheral neuropathic pain and bipolar disorder. We intend to initiate proof-of-concept clinical trials of RAP-219 in peripheral neuropathic pain and bipolar disorder in the second half of 2024 and in 2025, respectively.

Introduction to Our Discovery-Stage Nicotinic Acetylcholine Receptor Programs

In addition to RAP-219, we have two discovery-stage programs stemming from our RAP technology platform. Our a6 nAChR and a9a10 nAChR programs were both enabled by our discovery of RAPs that drive the assembly of functional versions of these receptors in cell lines. Based on third-party genetic data, we believe each of these nAChR subtypes could be attractive drug targets. However, it was not until our identification of these RAPs that it became possible to create cell lines for in vitro compound screening and optimization against these important targets.

We are pursuing agonists and positive allosteric modulators (“PAMs”) of the a6 nAChR for the treatment of chronic pain. Gain-of-function variants in the gene encoding the a6 subunit is responsible for attenuated pain levels. A previous third-party investigational pan-nAChR agonist demonstrated clinical activity in a randomized placebo controlled study in painful diabetic neuropathy but this experimental therapeutic was associated with intolerable side effects that led to the discontinuation of its development. We believe that these side effects were primarily due to the non-selective nature of that agonist. Through our ability to functionally express and pharmacologically screen for a6 nAChR modulators, we have identified small molecule agonists and PAMs that showed a6 nAChR selectivity as well as beneficial activity in a preclinical model of neuropathic pain. We are optimizing these molecules in anticipation of selecting candidates to advance into the clinic.

Our a9a10 nAChR program focuses on the discovery of small molecule modulators of this receptor as potential therapies for hearing disorders. Third-party studies observed a loss-of-function mutation of the gene for the a9 subunit in mice associated with increased sensitivity to noise-induced hearing loss. Conversely, we observed a gain-in-function mutation in a9 protected against hearing loss. We have identified small molecule modulators of a9a10 nAChR and are now optimizing these molecules in anticipation of selecting candidates to advance into the clinic.

Our Company’s History and Our Team

Rapport was formed in February 2022, with founding support from Third Rock Ventures and Johnson & Johnson Innovation-JJDC, to advance the discovery and development of RAP-targeted precision neuromedicines. Our scientific founder and Chief Scientific Officer, David Bredt, M.D., Ph.D., pioneered the discovery of RAPs and their targeting by small molecules while serving as Global Head of Neuroscience Discovery at Janssen Pharmaceutica NV (“Janssen”) and prior to that as Vice President of Neuroscience at Eli Lilly and Company and as a Professor of Physiology at the University of California, San Francisco. Dr. Bredt was subsequently joined at Rapport by additional scientists who previously worked on the RAP platform at Janssen.

In August 2022, we entered into a license agreement with Janssen (the “Janssen License”) for the research, development and commercialization of certain TARPg8 products, including RAP-219 and RAP-199, and nAChR products created by Dr. Bredt and his colleagues at Janssen. We are furthering development of these assets and extending discovery efforts into novel areas. Under the terms of the Janssen License, certain TARPg8 and nAChR patents, materials and know-how were transferred to us. All discovery and development efforts related to our pipeline programs are herein referred to as “ours,” although some of these preclinical efforts were completed at Janssen prior to the Janssen License. In many cases, these efforts were made by certain of the same personnel who have since joined Rapport.

In addition to Dr. Bredt, we have a seasoned leadership team with deep expertise in building novel therapeutic platforms, bringing therapeutics to market and supporting the growth of public biopharmaceutical companies. Abraham N. Ceesay, M.B.A., our Chief Executive Officer and a member of our board of directors, has extensive biopharmaceutical leadership experience, most recently as President of Cerevel Therapeutics Holdings, Inc. and prior to that as Chief Executive Officer of Tiburio Therapeutics, Inc. Bradley S. Galer, M.D., our Chief Medical Officer, has over twenty years of experience leading and building global drug development and medical affairs teams in epilepsy and pain, including as Executive Vice President and Chief Medical Officer at Zogenix, Inc. Dr. Galer was involved in the clinical development of fenfluramine (Fintepla), lidocaine patch (Lidoderm), gabapentin (Neurontin) and pregabalin (Lyrica) and previously acted as an academic key opinion leader in neuropathic pain. Troy Ignelzi, our Chief Financial Officer, has served in a similar role for several biopharmaceutical companies, most recently as Chief Financial Officer at Karuna Therapeutics, Inc. (“Karuna”). Cheryl Gault, our Chief Operating Officer, has over twenty years of biopharmaceutical experience, most recently serving as Chief Operating Officer at Cyclerion Therapeutics, Inc. Swamy Yeleswaram, Ph.D., our Chief Development Officer was a founding scientist at Incyte Corporation, most recently serving as Group Vice President of Drug Metabolism, Pharmacokinetics and Clinical Pharmacology. Kathy Wilkinson, our Chief People Officer, has previously served in similar roles at public companies, including 2seventy bio, Inc. and bluebird bio, Inc. Karina Chmielewski, our Chief Information Officer, previously served as Vice President, Platform Operations at Third Rock Ventures.

Our board of directors is composed of accomplished leaders in the life sciences industry, including board chair Steven M. Paul, M.D., former President and Chief Executive Officer of Karuna, Terry-Ann Burrell, M.B.A., Chief Financial Officer of Beam Therapeutics, Inc., James I. Healy, M.D., Ph.D., Managing Partner of Sofinnova Investments, Inc., Reid Huber, Ph.D., Partner of Third Rock Ventures, Raymond Kelleher, M.D., Ph.D., Managing Director at Cormorant Asset Management LLC, John Maraganore, Ph.D., former founding Chief Executive Officer of Alnylam Pharmaceuticals, Inc. and Venture Partner at both ARCH Venture Partners and Atlas Ventures, Jeffery K. Tong, Ph.D., Partner of Third Rock Ventures, and Mr. Ceesay, our Chief Executive Officer.

We have also assembled a scientific advisory board, composed of leading experts, who have made significant contributions in the fields of neuroscience, pain and pharmaceutical chemistry. Our scientific advisory board includes co-chairs David Julius, Ph.D., Chair of Physiology at the University of California San Francisco and 2021 Nobel Prize laureate in physiology or medicine, and Sir David MacMillan, Ph.D., Professor of Chemistry at Princeton University and 2021 Nobel Prize laureate in chemistry, as well as members Allan Basbaum, Ph.D., FRS, Chair of Anatomy at the University of California San Francisco, David Clapham, M.D., Ph.D., Professor of Cardiovascular Research and Professor Emeritus of Neurobiology at Harvard Medical School, Jeffrey L. Noebels, M.D., Ph.D., Chair in Neurogenetics and Professor of Neurology, Neuroscience and Molecular and Human Genetics at Baylor College of Medicine, and Wendy Young, Ph.D., an advisor at Google Ventures who previously served as senior vice president, small molecule drug discovery at Genentech, Inc. where she actively built and led the research and discovery organization.

Since our inception, we have raised approximately $250 million in equity capital from our syndicate of premier life sciences investors. Potential investors should not consider investments made by our existing investors as a factor when making a decision to purchase shares in this offering since our existing investors likely have different risk tolerances and paid significantly less per share than the price at which the shares are being offered in this offering.

Our Strategy

Leveraging our RAP technology platform, we strive to become a leader in precision neuroscience through the discovery and development of transformational small molecule medicines for patients suffering from CNS disorders. As key elements of our strategy, we intend to:

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Advance RAP-219 clinical development for the treatment of focal epilepsy. RAP-219 is designed as a highly potent and selective NAM of TARPg8-AMPAR which has demonstrated antiseizure activity in preclinical epilepsy models without evidence of motoric impairment or sedation characteristic of many approved ASMs. We conducted two Phase 1 trials where RAP-219 was observed to be well tolerated in healthy adults with once-daily dosing. We anticipate initiating a Phase 2a proof-of-concept trial of RAP-219 in mid 2024 in adult patients with drug-resistant focal epilepsy.

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Expand the potential of RAP-219 in additional neurological indications. We believe that RAP-219’s ability to precisely modulate the activity of AMPAR within specific CNS regions, as demonstrated in preclinical studies, provides the potential for clinical applications in neurological indications beyond focal epilepsy. We intend to initiate a proof-of-concept clinical trial in peripheral neuropathic pain in the second half of 2024 and in bipolar disorder in 2025.

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Extend the life cycle of RAP-219 and expand the TARPg8 franchise. We are exploring a long-acting injectable formulation of RAP-219, which we believe will expand the potential clinical utility across all RAP-219’s indications and potentially extend the molecule’s lifecycle. We have also nominated another TARPg8 targeting molecule, RAP-199, as a development candidate. This molecule has demonstrated differentiated chemical and pharmacokinetic properties in preclinical studies and may be suitable for additional indications beyond those being pursued with RAP-219, which we intend to evaluate in a Phase 1 trial to be initiated in the first half of 2025.

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Advance development of our RAP-enabled nAChR programs. Our RAP platform has enabled identification of small molecules specific for nAChR drug targets we find compelling. We believe that our a6 nAChR program may deliver clinical benefits in chronic pain while avoiding the AEs associated with non-selective nAChR agonists. We believe that compounds specific to the a9a10 receptor could provide therapeutic benefit in hearing disorders and are optimizing molecules for both programs, in anticipation of selecting lead candidates to advance into the clinic.

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Fortify our leadership position in RAP-enabled drug discovery to expand our pipeline of transformative precision neuroscience therapies for patients. We believe the science underpinning our RAP technology platform can serve as the foundation for a broad portfolio of precision neuroscience product candidates that have the potential to transform the current treatment armamentarium for many CNS disorders. We are committed to leveraging our expertise in RAP biology to develop a portfolio of small molecule therapies to deliver potentially more effective, better tolerated and safer treatments to large and underserved CNS patient populations.

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Pursue strategic partnerships opportunistically. We currently have exclusive global rights to use our technology platform and commercialize our product candidates. If we believe that partnerships can accelerate the development or maximize the market potential of our product candidates, we will consider entering into product, target and/or geographic specific strategic partnerships on an opportunistic basis.

Our RAP Technology Platform

Our founders are pioneers of RAP biology who have made key discoveries related to RAP function. Their findings form the basis of our RAP technology platform, which can potentially provide a differentiated approach to generate precision small molecule product candidates.

Due to the complexities of studying drugs directly in the brain, the standard approach to discovery and optimization of neurology drugs is through in vitro cellular assays involving recombinant receptors. This approach often fails to amplify the function of relevant targets in their natural contexts and has resulted in the approval of neurology drugs that are not designed to be selective for specific forms of their targets, which can contribute to unwanted toxicities and limit therapeutic indexes.

We believe that leveraging RAPs can overcome many limitations of conventional neurology drug discovery. RAPs have defining characteristics that we believe make them ideal tools in the development of precision neuromedicines. First, because RAPs play critical roles in modulating receptor assembly and function, understanding RAP biology provides powerful insights into neuronal signaling. Second, because RAPs can be differentially expressed in specific brain regions, we believe they can serve as drug targets with neuroanatomical specificity.

Using two distinct strategies, we are leveraging our expertise in RAP biology to develop a portfolio of precision neuroscience product candidates that we believe will transform the treatment of many CNS disorders. One strategy uses a RAP as a direct target, which can be more precise than drugging a receptor itself. RAP-219 exemplifies this, as it has been shown in preclinical studies to bind to an AMPA RAP, TARPg8, which is enriched in brain regions that initiate or perpetuate seizures in focal epilepsy.

A second strategy uses RAPs to “unlock” receptors for potentially first-in-class drug discovery programs. Many receptors cannot function without their RAPs, and such receptors have therefore been inaccessible to study in vitro. Our discovery platform integrates cutting-edge genetics with functional proteomics to discover RAPs that are regionally localized and involved in disease-related signaling. We have designed our platform to prosecute a wide range of validated therapeutic targets. This second strategy enabled our discovery stage nAChR programs, which focus on a6 and a9a10.

RAP-219, Our TARPg8 Specific Product Candidate

The ionotropic receptors for glutamate (“iGluR”) are ligand gated ion channels activated by the neurotransmitter glutamate. These receptors mediate the majority of excitatory synaptic transmission throughout the CNS. iGluRs comprise four subtypes based on their ligand binding properties: AMPARs, kainate receptors, N-methyl-D-aspartate (“NMDA”) receptors and delta receptors. There are many FDA approved drugs that block the glutamate signaling pathway, which are approved for indications such as epilepsy, schizophrenia, Alzheimer’s disease and Parkinson’s disease. However, these drugs are associated with numerous side effects, such as sedation, ataxia, cognitive impairment and neuropsychiatric symptoms. These undesired effects can be exacerbated by broad interactions of these drugs with glutamate receptors throughout the brain.

AMPARs are cation, or positively charged ion, channels that permit influx of sodium ions (Na+) to depolarize postsynaptic membranes. Our lead asset, RAP-219, is an investigational small molecule that is designed to potently and specifically inhibit activity of TARPg8-containing AMPARs. Because TARPg8 expression is restricted to specific brain regions such as the hippocampus, which is often involved in focal epilepsies, we believe RAP-219 has the potential to provide a differentiated clinical profile, including improved activity and tolerability along with a higher therapeutic index, potentially providing more patients with sustained therapeutic benefit without intolerable side effects, as compared to traditional ASMs.

In preclinical epilepsy models, RAP-219 significantly reduced seizures without inducing sedation or motoric impairment, which are side effects that plague most existing ASMs. In addition, we believe that RAP-219 has the potential to provide therapeutic benefit in other indications, such as peripheral neuropathic pain and bipolar disorder, and we are actively exploring these opportunities. The initial formulation of RAP-219 is planned to be a once-per-day oral tablet. We are also developing a long-acting injectable formulation for once every month or less frequent dosing, which we believe will result in better compliance and patient outcomes. We have conducted two Phase 1 trials in healthy adults to assess RAP-219’s safety and pharmacokinetic profile, and we expect to initiate a Phase 2a proof-of-concept trial in mid 2024 in adult patients with drug-resistant focal epilepsy, with topline results expected in mid 2025.

Background to Focal Epilepsy

Epilepsy is a chronic neurological disorder characterized by spontaneous recurrence of sudden abnormal bursts of brain electrical activity that disrupt brain function and cause seizures. Epilepsy is estimated to affect 50 million people worldwide including 3.0 million adults in the United States. Epilepsy is the third most common neurological disorder, with almost 10 percent of people experiencing a seizure during their lives. The annual direct costs, including outpatient, inpatient, emergency care and treatment costs, of epilepsy in the United States are estimated to be $28 billion.

Epilepsy can be divided into subgroups defined by the types of seizures that occur:

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Generalized epilepsy is characterized by seizures affecting broad areas of the brain. The most severe type is known as tonic-clonic seizures, which involve sudden loss of consciousness, body stiffening, twitching and shaking. In other cases, these patients can experience subsets of these symptoms. Generalized seizures account for 40 percent of all epilepsies.

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Focal epilepsy is characterized by seizures affecting more restricted areas of the brain. Focal epilepsy, which sometimes results in loss of consciousness or awareness, can lead to changes in the way things look, smell, feel, taste or sound. These seizures may be accompanied by involuntary jerking of a body part or by repetitive movements such as hand rubbing, chewing, or swallowing. Focal epilepsies account for 60 percent of all epilepsies. Figure 1 below illustrates the prevalence of focal epilepsy in the United States.

Figure 1. The prevalence of focal epilepsy in the United States is estimated to be 1.8 million patients.

The unpredictable nature of epilepsy has a profound negative impact on patient quality of life. Patients often limit their social engagement and physical activity for fear of seizures. Epilepsy also limits patients’ ability to function independently. For instance, in some U.S. states, individuals with epilepsy are required to have a record of being seizure-free for 3 to 12 months in order to drive. Epilepsy is often associated with depression, anxiety and psychosis and doubles the incidence of mental health disorders. Furthermore, epilepsy also presents serious mortality risk with approximately one percent of patients suffering sudden unexpected death in epilepsy (“SUDEP”). Having uncontrolled seizures increases the risk of SUDEP. Both treatment and indirect costs for individuals with uncontrolled epilepsy are significantly higher than for those with stable epilepsy.

Current Standard of Care and Limitations

Treatment strategies for focal epilepsy can include both medical and surgical options, which strive to achieve seizure control with minimal AEs. Although there are over 20 FDA approved ASMs, 30 to 40 percent of patients have drug-resistant epilepsy and continue to experience uncontrolled seizures despite taking two or more ASMs. First-line treatment for focal epilepsy is monotherapy, prescribing one ASM which is selected based on a patient’s seizure type, medical history and their physician’s experience with a drug’s efficacy, tolerability and convenience.

Approved ASMs have many mechanisms of action, and most work by either inhibiting neuronal excitation or augmenting neuronal inhibition. Some ASMs blunt excitation by inhibiting voltage sensitive sodium or calcium channels or by blocking excitatory AMPA or NMDA receptors. Alternatively, some ASMs augment inhibition by enhancing g-aminobutyric acid type A (“GABAA”) receptors or voltage-gated potassium channels. In addition, there are some ASMs for which the precise mechanism of action is not known and some which engage multiple targets. Most ASMs bind to targets expressed throughout the brain, and we believe this broad pharmacology can drive their side effects.

If a single ASM fails to prevent seizures, physicians often prescribe a different ASM or begin polypharmacy. When a prescribing physician decides which ASM to add to a refractory patient’s drug regimen, one important factor is the desire to add a new ASM with a different mechanism of action from those ASMs the patient is already taking. The process of polypharmacy involves trial and error which can elevate risk of AEs and drug-drug interactions. Tolerability issues can lead patients to take suboptimal doses to minimize side effects or can lead to treatment discontinuation, which occurs in 30 to 40 percent of patients. AEs commonly reported with ASMs include systemic effects such as nausea and vomiting, neurologic effects such as sedation, cognitive effects, ataxia and dizziness. In addition, some ASMs are associated with severe medical safety risks, for example, rare idiosyncratic reactions such as the life-threatening multi-organ hypersensitivity reaction known as Drug Rash with Eosinophilia and Systemic Symptoms (DRESS), serious skin reactions such as Stevens-Johnson syndrome and toxic epidermal necrolysis, bone marrow suppression, significant liver and kidney abnormalities, and cardiac arrhythmias.

Antiseizure Therapy Through Modulation of Glutamate Signaling

Glutamate is the major excitatory neurotransmitter in the brain. Both glutamate’s release from presynaptic nerve terminals and its activation of postsynaptic receptors are critical for neurotransmission. Correspondingly, processes associated with glutamate release and its downstream signaling are highly regulated. Elevation in extracellular glutamate levels can lead to seizures, and many ASMs target this pathway.

ASMs can blunt glutamate-dependent signaling through diverse mechanisms. Drugs such as phenytoin, carbamazepine, lamotrigine and lacosamide molecule voltage-gated sodium channels and inhibit action potentials from reaching the glutamate release machinery within the presynaptic nerve terminal. Other drugs such as ethosuximide and ezogabine modulate voltage-gated calcium and potassium channels, respectively, which also can prevent the presynaptic release of glutamate. Figure 2 below shows the mechanisms of currently approved ASMs, including many that modulate glutamate signaling.

Source: Created with Biorender.com. Bialer M, White HS. (2010). Key factors in the discovery and development of new antiepileptic drugs. Nature Reviews Drug Discovery, 9(1):68–82. doi: 10.1038/nrd2997. Löscher W, Klein P. (2021). The Pharmacology and Clinical Efficacy of Antiseizure Medications: From Bromide Salts to Cenobamate and Beyond. CNS Drugs (2021) 35:935 -963. doi: 10.1007/s40263-021-00827-8.

Figure 2. Mechanistic cartography of currently approved ASMs acting on the excitatory synapse (Left) and the inhibitor synapse (Right).

After being released into the synaptic cleft, glutamate can bind to AMPARs on postsynaptic neurons. This process permeates sodium and other cations, triggering a series of events that can ultimately lead to the generation of an action potential and the propagation of neuronal signals. Perampanel directly blocks the gating of all AMPARs, while other drugs, such as phenobarbital and tiagabine, oppose glutamate signaling by increasing the activity of inhibitory synaptic signaling driven by the GABAA receptors. Figure 2 above shows the mechanistic cartography of existing ASMs, including many that modulate glutamate signaling in the excitatory synapse.

Validation of AMPAR as a Target for the Treatment of Epilepsy

Perampanel, developed by Eisai Co. Ltd. and currently marketed as FYCOMPA by Catalyst Pharmaceuticals, Inc., is an FDA approved ASM that directly antagonizes all AMPARs throughout the brain. In three clinical trials of patients with drug-resistant focal epilepsy, perampanel reduced the frequency of partial onset (focal) seizures by 31 to 34 percent compared to 10 to 21 percent in the placebo group. However, perampanel’s efficacy was accompanied by frequent AEs consistent with its pan-AMPAR activity. At the highest recommended dose of perampanel (12 mg per day), over 40 percent of patients experienced dizziness, 18 percent reported somnolence, and at least 10 percent reported headaches, irritability, fatigue and falls. Perampanel’s FDA approval label is accompanied by a black box warning for serious psychiatric and behavioral reactions, including aggression, hostility and homicidal ideation and threats. Furthermore, significant drug-drug interactions were reported for perampanel. The concomitant use with the other ASMs carbamazepine, phenytoin and oxcarbazepine decreased plasma levels of perampanel by approximately 50 to 67 percent. In addition, perampanel at a dose of 12 mg per day reduced exposure of levonorgestrel, an oral contraceptive, by approximately 40 percent.

We believe there are at least three critical differences between perampanel and RAP-219. First, their chemical structures are completely different. Second, perampanel and RAP-219 have entirely distinct binding sites. Whereas perampanel binds directly to AMPAR GluA subunits, RAP-219 is designed to interact with g8, but not other TARP subtypes, and only when TARPg8 is associated with GluA proteins. Third, whereas perampanel blocks AMPARs throughout the brain and body, RAP-219 activity on AMPARs has been observed to be restricted to those specific neurons that express TARPg8, which are primarily located in the select forebrain regions. As such, we believe the tolerability profile of RAP-219 will be differentiated from that of perampanel, and may not induce the intolerable side effects associated with perampanel, such as dizziness, somnolence, fatigue, falls and vertigo.

Preclinical Studies Supportive of RAP-219

Preclinical studies have demonstrated RAP-219’s pharmacology and pharmacodynamic properties, as summarized below. In addition, preclinical studies have been conducted with third-party and earlier generation TARPg8 NAMs by us and third-parties, the results of which we believe are supportive of RAP-219 because these third-party and earlier generation TARPg8 NAMs share the same binding site and have similar pharmacological effects as RAP-219.

TARPg8 Expression is Localized

TARPg8 is expressed in specific brain regions, being most enriched in the hippocampus, and also present in the amygdala and cortex. In a study completed by Janssen, radiolabeled TARPg8 ligands, such as [3H]JNJ-56022486 (an earlier generation TARPg8 NAM), were shown to bind selectively to regions of the mouse brain in a distribution that overlapped TARPg8 protein expression. The highest radioactive [3H]JNJ-56022486 density occurred in the hippocampus, which is also the region where the majority of focal seizures originate and the brain region where focal seizures originating in the cortex often spread. Radioligand binding of [3H]JNJ-56022486 also occurred in other brain regions that contain TARPg8, including the amygdala, cerebral cortex and striatum, which can also be involved in seizure initiation and propagation. Importantly, the spread of seizures from the hippocampus into the amygdala has been shown in a third-party study to increase the risk of SUDEP in patients.

Figure 3 below illustrates the enrichment of TARPg8 in mouse hippocampus. The left image derives from the Allen Brain Atlas, a publicly available database of gene expression in the brain, and depicts in red high levels of TARPg8 messenger ribonucleic acid detected by in situ hybridization. The right image depicts with yellow and orange high levels of [3H]JNJ-56022486 binding detected by autoradiography.

Figure 3. TARPg8 is expressed in the mouse hippocampus.

TARPg8 Ligands are Highly Selective Inhibitors of AMPAR

Structural analyses performed by a third party using cryogenic electron microscopy (“Cryo-EM”) have shown that a TARPg8 AMPAR NAM, JNJ-55511118 (an earlier generation TARPg8 NAM), binds to an interface between TARPg8 and AMPAR, which leads to alterations in the structure of the AMPAR, thereby negatively modulating receptor function and its ability to respond to glutamate. Third-party structural studies indicated that all TARPg8 AMPAR NAMs tested bind in a similar mode, suggesting the potential for RAP-219 to also bind in this pocket between GluA and TARPg8. Figure 4 illustrates TARPg8 ligands binding to the interface between TARPg8 and AMPAR.

Figure 4. TARPg8 ligands bind to the interface between TARPg8 and AMPAR.

RAP-219 Was Observed to Be a Potent TARPg8-Specific Inhibitor of AMPAR

Janssen tested RAP-219’s effect on recombinant human GluA1-TARPg8 complexes in mice and rats. The study found that RAP-219 inhibited the function of GluA1-TARPg8 receptors with half maximal effect, referred to as the IC50, at a concentration of approximately 100 pM, demonstrating RAP-219’s potency. By contrast, as exemplified in Figure 5 below, RAP-219 was found to be far less potent on complexes of GluA1 with other relevant TARP isoforms, including g2, g3, g4 or g7 or on other receptor types, such as NMDA receptors, G protein-coupled receptors (“GPCRs”), enzymes or and kinases.

Figure 5. RAP-219 observed to be a highly selective inhibitor of TARPg8 AMPAR.

RAP-219 Was Observed to Be Bioavailable and CNS Penetrant in Animal Models

Oral doses of RAP-219 were rapidly absorbed with over 80 percent bioavailability in mice, rats, dogs and non-human primates. In these animal studies, completed by Janssen, RAP-219 had a half-life of 17.8 to 38.3 hours and was observed to distribute into the brain with a brain-to-plasma ratio of 0.96 in rats. Figure 6 below shows that oral doses of 0.02 mg/kg in the mouse and 0.01 mg/kg in the rat resulted in 50 percent TARPg8-receptor/AMPAR occupancy for RAP-219 in the hippocampus, referred to as “ED50.”

Figure 6. Dose dependent receptor occupancy of RAP-219. Following oral dosing of RAP-219, AMPAR occupancy was quantified in the hippocampus of the mouse (A) at 24 hours and rat (B) at 4 hours after dosing using ex-vivo autoradiography.

RAP-219 has the Potential for Reduced Drug-Drug Interactions Versus Approved ASMs

RAP-219 is neither a substrate nor an inhibitor of cytochrome P450 (“CYP”) enzymes. CYPs comprise a large and diverse family of enzymes, responsible for the detoxification of many drugs, including ASMs. Drug-drug interactions with CYPs can decrease or increase ASM blood levels, which can reduce drug effectiveness or increase relevant drug side effects, respectively. RAP-219 has not been observed to induce or inhibit or be metabolized by any evaluated CYPs at clinically relevant concentrations. RAP-219 has been shown to be metabolized in vitro primarily by an enzyme in a different family, termed UDP-glucuronosyltransferase1A4 (“UGT1A4”). We believe that RAP-219’s lack of interaction with the CYP pathway has the potential to reduce drug-drug interactions, which would serve as an advantage given the widespread use of polypharmacy in focal epilepsy, peripheral neuropathic pain and bipolar disorder.

RAP-219 Preclinical Trials in Focal Epilepsy

Multiple preclinical epilepsy models were used by Janssen to assess the potential of ASMs. In the pentylenetetrazol (“PTZ”) infusion mouse model of acute seizures, RAP-219 administration was associated with an increased seizure threshold. PTZ is a GABAA receptor antagonist, which causes acute severe seizures in animals when infused at a high dose. As shown in Figure 7 below, RAP-219 led to a dose-dependent increase in the threshold concentration required to trigger both twitch and clonus in the Metrazol mouse model. Significant differences compared to vehicle treatment were detected in 0.1 and 1 mg/kg doses (P<0.01) for both twitch and clonus. ED50 values were 0.02 mg/kg for both twitch and clonus responses.

Figure 7. RAP-219 led to a dose dependent increase in the threshold concentration required to trigger both twitch and clonus responses in the IV Metrazol model.

The corneal kindling induced seizure model in mice is considered to be a valid model in focal epilepsy. In this model studied by Janssen, repeated application of an electrical stimulus, which is initially subconvulsive, resulted in alterations in brain function that led to progressive sensitization to seizures. As illustrated in Figure 8 below, in fully kindled mice, oral administration of a single dose of RAP-219 at doses of 0.02 mg/kg to 3 mg/kg prevented seizures with an estimated half maximal effective concentration (“EC50”) occurring at 2.3 ng/mL plasma concentration. Immediately prior to the corneal kindling test, the same mice were assessed with a rotarod test. This is a performance test widely used to assess motor impairment and sedation in rodents. The lack of motoric impairment with RAP-219, even at approximately 100-fold higher exposures, is consistent with the lack of expression of TARPg8 in brain regions involved in motor coordination and sedation, such as the hindbrain.

Figure 8. RAP-219 had an estimated EC50 of 2.3 ng/mL in the corneal kindling mouse model of focal epilepsy.

Maximal seizure protection, based on the percentage of responding animals, was observed at a plasma concentration of approximately 10 ng/mL, and significant seizure reduction was seen at a plasma concentration of approximately 7 ng/mL. This corresponds to a projected receptor occupancy of approximately 50 to 70 percent based on data generated in rats as measured by ex-vivo autoradiography, as shown in Figure 9 below.

Figure 9. A plasma concentration of 7 ng/mL of RAP-219 corresponded to approximately a 70 percent receptor occupancy in rats.

Data from a separate study completed by us, in fully kindled mice, suggests that oral administration of RTX-1738 (a TARPg8 NAM licensed to us under the same patent as RAP-219) at 3 mg/kg prevented seizures after either a single administration or after seven consecutive days of dosing, indicating that antiseizure activity was maintained with repeat dosing, i.e. no tolerance to the antiseizure activity was observed.

We believe that one potential advantage of the precision targeting observed with RAP-219 in preclinical models is a wide therapeutic index that may be achieved by avoiding AMPAR modulation in the hindbrain. The therapeutic index measures the general tolerability of a drug, reflecting the range of doses at which a medication is effective without causing unacceptable adverse effects. Drugs with narrow therapeutic indexes have a lesser difference between doses that produce therapeutic effects and doses that cause adverse effects. In preclinical animal studies, we found the ratio between doses of RAP-219 that did not produce a toxic effect in 50 percent of the population (“TD50”) on the rotarod test were greater than 150 higher than those with ED50 for beneficial activity in the corneal kindling test. This compares favorably to that same ratio derived from preclinical animal models for other approved and widely prescribed ASMs which range from 1.3 for phenytoin to greater than 44 for levetiracetam. Thus, we believe RAP-219’s potentially wider therapeutic index could translate to patients, providing sustained therapeutic benefit without intolerable side effects, improving upon the traditional ASMs.

RAP-219 Preclinical Toxicity Studies

In vivo GLP and non-GLP toxicology studies have also been conducted with RAP-219. In a 28-day GLP toxicology study in rats completed by Janssen, once-daily administration of RAP-219 was generally well-tolerated and no adverse effects were observed at any dose. Non-adverse effects including clinical signs were observed, and all non-adverse findings appeared to be reversible following completion of the 28-day recovery period. In a 28-day GLP toxicology study in dogs, once-daily administration of RAP-219 at doses of up to 10 mg/kg per day yielded overall exposures approximately 100-fold higher than those required to inhibit seizures in the mouse corneal kindling model. RAP-219 was generally well-tolerated and no adverse effects were observed at any dose. The non-adverse effects included CNS-related clinical signs, minor changes in a limited number of clinical pathology parameters, as well as minimal microscopic changes in the adrenal gland and thymus. All drug related RAP-219 effects observed either reversed completely or were in the process of reversing following the 28-day recovery period. Similar results were observed in 13-week toxicology studies in rats and dogs completed by us. Based on the preclinical toxicology data collected to date across these models, we believe RAP-219 has a low genotoxic potential and a favorable tolerability profile. These data supported further development through clinical investigation for once-daily oral dosing of RAP-219 up to three months.

Additional toxicology studies including a chronic (6-months in rats and 9-months in dogs) study as well as reproduction toxicology studies (in rats and rabbits) are ongoing to support longer-term dosing and dosing women of childbearing potential in subsequent clinical trials. In these ongoing studies, convulsion was observed in two instances. A female rabbit dosed at 40 mg/kg per day showed convulsion on the last day of the 10-day pilot tolerability or range finding study to enable GLP reproduction toxicology study. This dose level was considered not tolerated. The no observed effect level (“NOEL”) dose for convulsion was 30 mg/kg per day. A male dog in the ongoing 9-month chronic toxicology study developed convulsion following the first dose of 20 mg/kg. As demonstrated in the 28-day GLP toxicology study in dogs, the highest dose level tested in dogs and the NOEL dose for convulsion was 10 mg/kg per day. The margins for the mean maximum exposures (Cmax) from the Phase 2a proof-of-concept trial dose (0.75 mg per day for 5 days followed by 1.25 mg per day) over that from the NOEL in rabbits and dogs were greater than 700-fold and 500-fold, respectively. To deal with convulsion in nonclinical studies, we plan to use one-tenth of the exposure from the no-effect dose level for convulsion as the highest exposure for clinical trials. Using this approach, we expect the margins will be greater than 70-fold and 50-fold in rabbits and dogs, respectively. Therefore, we believe the potential for convulsion risk to patients is low.

RAP-219 Phase 1 Trials in Healthy Volunteers

We have conducted two Phase 1 trials in healthy adult volunteers to assess the safety, tolerability and pharmacokinetics of RAP-219. The first Phase 1 trial had two parts. Part 1 was a randomized, double-blind and placebo-controlled single ascending dose (“SAD”) trial that evaluated doses from 0.25 mg to 3 mg and Part 2 was an open label single cohort evaluation of the effect of a high-fat meal on the pharmacokinetics of a 1 mg single dose of RAP-219. The second Phase 1 trial was a randomized, double-blind and placebo-controlled multiple ascending dose (“MAD”) trial that evaluated once-daily doses ranging from 0.25 mg to 1.25 mg over two or four weeks. Each cohort for the SAD Part 1 and MAD trials consisted of six subjects receiving RAP-219 and two subjects receiving a placebo. In Part 2 of the SAD trial, there were six subjects who all received RAP-219.

For both Phase 1 trials, no clinically meaningful abnormal changes in laboratory values or electrocardiograms (“ECG”) were observed, nor were there any relevant vital sign changes. In the SAD Part 1 trial, all doses were well tolerated with no serious adverse events (“SAEs”), and all drug related treatment-emergent adverse events (“TEAEs”) were rated as mild (grade 1) or moderate (grade 2). All moderate drug-related TEAEs observed were at the two highest doses (2 mg and 3 mg) and were generally consistent with the effects seen in nonclinical toxicology studies with RAP-219. These included agitation and amnesia, each reported in two subjects, and anxiety, dizziness, visual hallucination, sinus tachycardia and hypertension, each reported in one subject.

There were five cohorts in the Phase 1 SAD trial. The pharmacokinetics of RAP-219 in the SAD Part 1 trial were consistent with the observations from the nonclinical studies, characterized by low clearance and a long terminal elimination half-life of approximately 8 to 14 days. The maximum exposures (Cmax) at the 2 mg and 3 mg doses corresponded to approximately 50 percent receptor occupancy, based on data from preclinical studies. In the SAD Part 2 trial, a modest increase in overall exposure (25 percent increase in area under the curve) and maximum exposure (42 percent increase in Cmax) were observed when RAP-219 was dosed with a high-fat, high-calorie meal. Based on the emerging safety profile and the observed food effect, we believe RAP-219 can be dosed without regard to food.

There were five cohorts in the Phase 1 MAD trial. In the MAD trial, all doses were well tolerated with no SAEs, all drug related TEAEs were rated as mild (grade 1), and no dose response was observed with regards to drug-related TEAEs. The most common TEAEs (without regard for determinations of relatedness) and those occurring in two or more of thirty subjects who received RAP-219 across the five cohorts included sinus tachycardia (4 subjects, or 13.3%), headache (3 subjects, or 10%), insomnia (3 subjects, or 10%), medical device site reactions (3 subjects, or 10%), dizziness (2 subjects, or 6.7%), contact dermatitis (2 subjects, or 6.7%), atrial tachycardia (2 subjects, or 6.7%), chills (2 subjects, or 6.7%), constipation (2 subjects, or 6.7%) and vomiting (2 subjects, or 6.7%). The most common TEAEs reported as drug-related were sinus tachycardia (4 subjects, or 13.3%), dizziness (2 subjects, or 6.7%) and atrial tachycardia (2 subjects, or 6.7%). The highest dose cohort (0.75 mg per day for 5 days followed by 1.25mg per day for 23 days) had no treatment related TEAEs. The TEAEs that were observed in individuals who received placebo were each observed in one of ten patients (10%) across all five cohorts, and included dizziness, second degree atrioventricular (“AV”) block (in a subject who had first-degree AV block at baseline), medical device site reaction, constipation and abdominal pain.

Figure 10 below shows the pharmacokinetic profile of RAP-219 following the two highest single doses from the SAD trial and following the last dose (Day 28) of the two highest dose levels (Cohorts 4 and 5) in the MAD trial. Cohort 4 of the MAD trial was dosed at 0.75 mg per day for 28 days and achieved projected receptor occupancy of 70 percent at day 28 trough. Cohort 5 of the MAD trial was dosed at 0.75 mg per day for 5 days followed by 1.25 mg per day for 23 days. Data from Cohort 5 indicated maximum exposures (Cmax) up to 3-fold higher than those achieved following the highest single dose (3 mg) in the Phase 1 SAD trial (see Figure 10 below). Furthermore, in Cohort 5, 50 percent projected receptor occupancy first occurred at approximately day 6 of dosing (at trough). No drug related TEAEs were observed in any subject in Cohort 5. Based on these results, the dosing regimen used in Cohort 5 has been chosen as the proposed dose for our Phase 2a proof-of-concept trial. These observations from the MAD trial, notably the absence of any drug related CNS AEs in Cohort 5, are consistent with the targeted action of RAP-219 to regions of the CNS where TARPg8 AMPAR is present, in contrast to the effects of other approved ASMs.

Figure 10. SAD Exposures vs. MAD Exposures.

Clinical Development Plan of RAP-219 in Focal Epilepsy

We intend to initiate a Phase 2a proof-of-concept, open label trial of RAP-219 in adults with drug-resistant focal epilepsy in mid 2024. The planned Phase 2a proof-of-concept trial will enroll approximately 20 participants who have previously been implanted with an intracranial RNS system, marketed by NeuroPace, Inc. (“NeuroPace”), to monitor and manage their epilepsy. Additional key participant eligibility criteria include implantation of the RNS system at least 15 months before screening, stable device configuration, stimulation and detection settings (including the duration of “long episodes” (“LEs”) recorded by the RNS system) for at least eight weeks before screening, at least an average of eight LEs per 4-week interval and at least one clinical seizure in the 8-week retrospective eligibility period, treatment with a maximum of four concomitant medications and no generalized onset seizures in the past ten years. Participants in this trial will receive a dose of 0.75 mg per day for 5 days, followed by 1.25 mg per day for the remainder of the treatment period. Our Phase 2a proof-of-concept trial design is further detailed in Figure 11 below.

Figure 11. Phase 2a Proof-of-Concept Trial Schema.

The primary endpoint of our Phase 2a proof-of-concept trial will be a reduction in frequency of LEs recorded by the RNS system, specifically the change in LE frequency during the second 4-week interval of the treatment period (weeks 5-8) compared to baseline frequency (frequency per 28 days determined across 8-week retrospective and 4-week prospective baseline intervals). The key secondary endpoints of this proof-of-concept trial include change in clinical seizure frequency (measured using the RNS system and patient-recorded paper diaries), change in electrographic biomarkers (including spike frequency, detection frequency, episode duration, saturation frequency, and other RNS system data outputs) and number and percent of participants who achieve any improvement as assessed by the investigator (measured by Clinical Global Impression of Change scores of minimally, much or very much improved).

In November 2023, we established a collaboration with NeuroPace to leverage the RNS system’s data to track responses of patients receiving RAP-219 in our Phase 2a proof-of-concept trial. We believe this collaboration will allow us to more rapidly identify study sites and efficiently screen appropriate patients in the recruitment of our Phase 2a proof-of-concept trial. In addition, we believe access to NeuroPace’s data collection and analysis capabilities will enable us to efficiently prepare our proof-of-concept data package.

The RNS system is FDA approved for the treatment of refractory focal epilepsy. The RNS system involves a surgeon implanting a small battery-powered device called a responsive neurostimulator in the patient’s skull. The neurostimulator is connected to thin wires, or electrodes, that the surgeon places in areas of the brain where the patient’s seizures originate. The device continuously monitors and records the brain’s abnormal electrical activity. Abnormal brain electrical activity detected by the RNS system that could likely lead to a seizure is referred to as a LE. When a LE is detected, the device delivers a pulse of electrical stimulation that may halt the seizure and prevent it from spreading to other brain regions. As of December 31, 2023, over 5,000 patients have been implanted with the RNS system.

Patients with the implanted RNS system typically also receive ASMs, and additional oral therapies may be prescribed to optimize treatment since many patients continue to have seizures after implantation of the device.

Two retrospective studies published in peer reviewed epilepsy journals have demonstrated that when new ASMs are added to an RNS system patient’s treatment regimen, LE changes detected by the RNS system within one to four weeks of new ASM treatment initiation are predictive of long-term clinical response (i.e., a clinically meaningful reduction in focal seizures) to the new ASM. In addition, other iEEG measures obtained from the RNS system have also been shown to be predictive of clinical response, such as spike frequency and spectral power, and will be used as secondary endpoints in this trial.

Testing RAP-219 in patients with the RNS system provides the opportunity to objectively quantify changes in LE frequency as a potential biomarker of efficacy. Because LEs have been shown to provide an early and objective indicator of clinical response to an ASM, and because the population of patients with the RNS system is representative of the refractory focal epilepsy population that will be the focus of future registrational trials, quantifying LEs after the addition of RAP-219 may provide a clearer perspective on the potential of RAP-219 to provide clinical benefit in future focal epilepsy trials. We intend to enroll patients who have been treated with an RNS system for at least 15 months, have stable device configuration settings, stimulation and detection settings (including LE duration) for at least eight weeks before screening and continue to have seizures while also on a stable ASM regimen. Due to an increasing number of patients in the United States implanted with an RNS system for their focal epilepsy, the support from NeuroPace in identifying patients eligible for our Phase 2a proof-of-concept trial and RAP-219’s minimal drug-drug interactions observed to date, we expect enrollment in this Phase 2a proof-of-concept trial will be completed in mid 2024 and, if the trial is positive, would provide translatable proof-of-concept for RAP-219.

The RNS proof-of-concept protocol was chosen after discussions with key opinion leaders, consultants, and clinical advisory boards, and it was determined that it provided the best chance of translatability to registrational trial outcomes in focal epilepsy. We considered other clinical models commonly used in proof-of-concept studies in epilepsy. We considered the photosensitive epilepsy proof-of-concept model, where patients with known visually evoked epileptiform discharges are purposely provoked using a strobe light. We believe the photosensitivity model is sub-optimal because it is a single-dose study and its relevance to focal epilepsy is limited since photosensitive discharges are found in patients with generalized epilepsy. We also considered transcranial magnetic stimulation (“TMS”), where healthy volunteers are subjected to TMS and changes in TMS-evoked potentials are measured to assess cortical excitability. We believe the TMS model has limited relevance to focal epilepsy since it does not evaluate patients with epilepsy.

Assuming a successful outcome of our Phase 2a proof-of-concept clinical trial, we plan to discuss these results with the FDA and initiate registrational clinical trials to assess RAP-219 for the treatment of adults with focal epilepsy. We anticipate the design of these registrational trials and patient population to be studied will be similar to those conducted for other approved therapies and, if RAP-219 is eventually approved, that RAP-219’s indication will be similar to currently approved ASMs.

Opportunities to Expand the Potential for RAP-219 in Epilepsy

The ultimate goal of antiseizure therapy is complete freedom from seizures and improvement in patient quality of life. We believe that RAP-219 has the potential to significantly reduce or possibly eliminate focal epilepsy seizures while avoiding many of the common intolerable AEs associated with many approved ASMs. The differentiated target and mechanism of action of RAP-219 in combination with its neuroanatomical precision within the most common seizure onset-zones as demonstrated in preclinical models provides the opportunity for potentially superior clinical activity compared to currently approved ASMs. Certain patients who are refractory to treatment with other ASMs have been found to respond favorably to combination therapies, especially when rational polypharmacy is employed. We believe that the unique proposed mechanism of RAP-219 and its potential for reduced drug-drug interactions, if approved, would make it a drug of choice for rational polypharmacy by improving clinical benefit without changing drug levels of other ASMs.

We are also exploring the development of a long-acting injectable formulation of RAP-219 with the goal of reducing dosing frequency to once every one or two months, thereby helping to improve adherence. We envision patients would first be stabilized on an oral dose of RAP-219 and then transitioned to the long-acting injectable formulation. For many patients, nonadherence to prescribed ASMs is a major issue in optimizing benefit from pharmacotherapy. This nonadherence rate can be up to approximately 50 percent. One study found that patients who were not adherent to their ASMs had less seizure control as compared with patients who were adherent. We believe that, in addition to the potential reduced side effect profile of RAP-219, its high potency and long half-life, each observed to date in our Phase 1 studies, provide additional opportunities to improve patient adherence. In addition, we believe the potential to dose RAP-219 once per day would be preferred by patients and should improve adherence. A long-acting formulation of RAP-219 has the potential to be the first long-acting injectable ASM. We intend to advance such a formulation into clinical development if and when we establish a tolerable and efficacious once-daily oral formulation.

Other Potential Clinical Applications for RAP-219 and TARPg8 Modulators

Many ASMs blunt excitatory neurotransmission in the CNS and some have been shown to provide clinical benefit in other indications, including neuropathic pain and psychiatric diseases. However, the same issues that are problematic in ASMs used to treat epilepsy, such as intolerable AEs and drug-drug interactions, are also present when treating these other indications. Because monotherapy also commonly fails in the treatment of neuropathic pain and psychiatric conditions, polypharmacy is a widespread practice. We believe that RAP-219, with its neuroanatomical specificity and potency, has the potential to provide a differentiated clinical profile in the treatment of peripheral neuropathic pain and bipolar disorder. In the second half of 2024, we intend to initiate a Phase 2a trial evaluating RAP-219 in patients with peripheral neuropathic pain, which may include painful diabetic neuropathy, postherpetic neuralgia, trigeminal neuralgia and idiopathic sensory polyneuropathy. Based on the results from this proof-of-concept trial, we expect to select one or more peripheral neuropathic pain conditions for subsequent development. For our Phase 2a trial in bipolar disorder, which we intend to initiate in 2025, we plan to evaluate RAP-219 in bipolar patients with acute mania.

Background of Neuropathic Pain and Peripheral Neuropathic Pain

Neuropathic pain is a chronic condition caused by dysfunctional or damaged nerves, classified either as peripheral or central, depending on whether the primary dysfunction or damage is in the peripheral nervous system or in the CNS. Neuropathic pain is a common condition estimated to affect up to 17 percent of the global population. Neuropathic pain is a large market, estimated at $6.6 billion globally in 2021 and forecasted to grow at over four percent annually. Peripheral neuropathic pain indications reflect large patient populations in the United States, including, for example, painful diabetic peripheral neuropathy at approximately 2.8 million, post-herpetic neuralgia at approximately 1.8 million and trigeminal neuralgia at approximately 1.0 million diagnosed patients.

It is generally accepted that peripheral neuropathic pain often begins with an injury to or dysfunction of a peripheral nerve resulting in abnormal, spontaneous activity, known as ectopic discharges, akin to epileptic activity in the brain, that results in abnormal spontaneous pain and abnormal painful and uncomfortable sensations. The ectopic discharges from peripheral nerves travel to the dorsal horn of the spinal cord and then to the brain and can cause sensitization and hyperexcitability in both the spinal cord and the brain. It is hypothesized that inflammation associated with the injury also drives chronic stimulation of neurons, leading to prolonged sensations of pain. Although peripheral neuropathic pain may start with dysfunction or damage in the peripheral nervous system, aberrant signaling into the spinal cord generally progresses with functional chronic changes to the CNS, both in the spinal cord and brain.

There is significant unmet need in the treatment of peripheral neuropathic pain, with most available treatments only having moderate efficacy and all having side effects that limit their use. First-line therapy with gabapentin or pregabalin is associated with lethargy, vertigo, cognitive issues and peripheral swelling. Opioid analgesics are typically not efficacious in peripheral neuropathic pain and are associated with nausea, lethargy, cognitive slowing and constipation. Opiates also have abuse potential that limits widespread use. Nonsteroidal anti-inflammatory drugs are often prescribed but rarely have meaningful efficacy and are associated with gastrointestinal, renal and cardiovascular AEs.

Evidence for the Importance of AMPAR and TARPg8 in Pain

TARPg8 is expressed in areas of the CNS associated with pain including the anterior cingulate cortex and the dorsal horn of the spinal cord. It is hypothesized that the anterior cingulate cortex registers the affective aspect of pain while the dorsal horn processes nociceptive inputs from peripheral nerves. TARPg8 inhibition has demonstrated preclinical activity in third-party pain models. For instance, a TARPg8 AMPAR selective inhibitor, LY3130481, was found by third-party researchers to suppress excitatory synaptic transmission in pain pathways and significantly reduce pain-related behaviors in mouse models of neuropathic and inflammatory pain without impairing motor function. This study also reported that the magnitude of improved pain behavioral effects were positively correlated with occupancy of TARPg8 containing AMPARs in the CNS and were lost in TARPg8 knock-out mice, supporting the dependence of the antinociceptive action of LY3130481 on TARPg8.

Our preclinical studies with RTX-1738 have demonstrated pain behavior improvements in animal models of acute, inflammatory and neuropathic pain. For example, in the rat formalin induced pain model, we observed that RTX-1738 administered 60 minutes before formalin attenuated nocifensive behavior during both phase 1 (acute pain, 0-10 minutes after formalin injection) and phase 2 (persistent pain, 20-60 minutes after formalin injection). In another study, RTX-1738 showed attenuation of tactile allodynia in the spinal nerve ligation (“SNL”) rat model of neuropathic pain. In this test, RTX-1738 was administered daily 7 days after nerve ligation, and pain behavior was assessed 90 minutes post-dose. Starting at day 16 after surgery, which corresponds to day three of dosing with RTX-1738, paw withdrawal threshold was elevated, reflecting a decrease in pain behavior.

In addition, there has been encouraging evidence from prior clinical trials of perampanel in neuropathic pain associated with diabetic neuropathy and post-herpetic neuralgia. While the randomized placebo-controlled studies failed to show a significant reduction in pain scores, subjects that tolerated perampanel reported moderate but meaningful pain relief in the subsequent open-label study. We believe that the trial’s failure to show reduction in pain in the overall population was likely driven by perampanel’s intolerable AEs. We intend to initiate a Phase 2a trial of RAP-219 in peripheral neuropathic pain in the second half of 2024.

Bipolar Disorder Background and TARPg8 as a Potential Treatment

Bipolar disorder, commonly referred to as manic-depressive illness, is characterized by extreme shifts in mood. Individuals with bipolar disorder have manic episodes characterized by intense feelings of over-excitement, irritability, impulsivity, grandiose beliefs and racing thoughts. Individuals may then experience symptoms of depression, including feelings of tiredness, hopelessness, sadness, distraction and thoughts of suicide. Some people experience both manic and depressive symptoms in a single “mixed” episode. Severe bipolar disorder can be associated with hallucinations or delusions, which are symptoms of psychosis.

Bipolar disorder affects 2.8 percent of the adult population in the United States, or approximately 7.2 million adults. The global bipolar disorder market was approximately $1.4 billion in 2022, and sales are expected to grow to over $4 billion by 2028. Bipolar disorder is often treated with antipsychotic medications as a monotherapy or in combination with mood stabilizers. The side effects and safety risks associated with antipsychotic drugs in patients with bipolar disorder include dizziness, sedation, weight gain, movement disorders and agitation.

We believe that RAP-219 has the potential to provide a clinical benefit to patients with bipolar disorder for multiple reasons. First, there are several ASMs, including valproate, lamotrigine, and carbamazepine, that have shown clinical benefit in epilepsy and bipolar disorder and are FDA approved for both indications. The corneal kindling model of epilepsy is also believed by some experts to be predictive of bipolar treatments. Second, third-party functional neuro-imaging studies in patients with bipolar disorder typically show that the hippocampus, a brain region where TARPg8 is expressed, exhibits abnormal activation and hyperactivity as well as elevated responses to emotional stimuli, attentional activities and memory tasks. Finally, a third-party genome-wide association study of 40,000 patients with bipolar disorder reported that bipolar disorder risk alleles were enriched in genes in synaptic signaling pathways and brain-expressed genes, particularly those with high specificity of expression in neurons of the prefrontal cortex and hippocampus. We believe that by selective targeting TARPg8 and blunting abnormal hippocampal activity, RAP-219 may normalize these responses and thereby improve the symptoms of bipolar disorder.

In addition, we intend to conduct a second MAD trial of RAP-219 to assess dosing regimens that may enable reaching therapeutic exposure more quickly than in our first MAD trial. We believe more rapidly reaching therapeutic exposures is important for the treatment of acute mania in bipolar disorder patients, as clinical response is generally expected by such patients within a week or two. Based upon results from our second MAD trial, we will determine the dosing paradigm for our Phase 2a trial in bipolar disorder, which we plan to initiate in 2025, which will evaluate RAP-219 in patients with acute mania.

Phase 1 RAP-219 PET Trial

Concurrent with our Phase 2a proof-of-concept trial in patients with drug-resistant focal epilepsy, we are planning to initiate a Phase 1 human positron emission tomography (“PET”) trial in healthy adult volunteers. The PET trial will utilize a companion PET radiotracer to confirm brain target receptor occupancy across a range of RAP-219 dosing and exposure levels. This PET trial will be conducted in Belgium at a site experienced with the radiotracer. This trial will initiate in mid 2024, with PET results expected in the first half of 2025.

Our nAChR Programs

We have a portfolio of discovery projects that leverage RAPs for ion channel targets that we believe have potential for generating product candidates, namely the neuronal nAChRs. Neuronal nAChRs are transmembrane ligand-gated ion channels composed of five subunits from a set of 11 a or b types in the human genome. Upon binding to acetylcholine, the nAChR ion channel opens to allow cations to permeate the cell. nAChRs are expressed throughout the CNS as well as the periphery. They have critical roles in diverse aspects of neuronal signaling in the CNS and in the autonomic nervous system. We are optimizing these molecules in anticipation of selecting candidates to advance into the clinic.

Our a6 nAChR Program

We are developing agonists and PAMs of the a6 nAChR for the treatment of chronic pain, which may include neuropathic pain, inflammatory pain and nociceptive pain. Pan-nAChR agonists have been shown to significantly reduce pain in third-party clinical trials, but these agonists were associated with side effects that have limited their development potential. We believe that our RAP platform technology, which allows identification of agonists and PAMs that are selective for a6 nAChR, has the potential enable the discovery of molecules with clinical activity in pain and improved tolerability.

a6 nAChR as a Potential Target for the Treatment of Chronic Pain

Nicotine and certain nAChR agonists have analgesic properties, but their development for chronic pain has been unsuccessful. Epibatidine, a naturally occurring compound, is a pan-nAChR agonist with high affinity for a4b2 and a3b4 nAChRs, the most widely expressed subtypes in the mammalian nervous system. Epibatidine has potent analgesic properties. However, it is associated with toxic side effects that have precluded its development. ABT-594, an investigational third-party pan-nAChR agonist, demonstrated significant improvements in patients with diabetic neuropathic pain in a Phase 2 randomized placebo-controlled study, but up to 66 percent of patients withdrew from the trial due to AEs such as nausea, dizziness, vomiting, abnormal dreams and asthenia (weakness or lack of energy). Following these results, further development of ABT-594 was discontinued. There are currently no approved drugs for pain that specifically target nAChRs.

Third-party animal and human studies have implicated the a6 nAChR as a potential target for chronic pain. This nAChR subtype is enriched in sensory neurons of dorsal root ganglia (“DRG”), and a6 nAChR activity is associated with reduced pain. Mouse strains with increased levels of a6 in DRG showed reduced pain in a spared nerve injury (“SNI”) model of neuropathic pain. Conversely, complete inactivation of the gene for a6 in mice blocked the analgesic effects of nicotinic compounds. In humans, genetic variants with reduced a6 nAChR activity showed increased levels of postoperative pain.

Although the potential for selective a6 agonists as a therapeutic agent for pain have been acknowledged, discovery efforts have been hampered by difficulty in establishing functional assays for a6 containing nAChRs in cell lines. Recombinant a6 does not assemble into functional multi-subunit nAChRs; therefore, its activity could not be measured in cell lines used for drug discovery. Our Chief Scientific Officer, Dr. Bredt, and his colleagues, overcame this impediment through the identification of RAPs, which serve as chaperones and auxiliary subunits that drive the assembly of functional a6-containing nAChRs. This enabled us to functionally express a6 nAChR and ultimately discover a series of a6 selective PAMs and agonists. We believe that these a6 selective nAChR PAMs and agonists have the potential to alleviate chronic pain while avoiding the AEs that have precluded human development in earlier non-selective nAChRs agonists.

Preclinical Validation of Our Approach

Based on preclinical results, we plan to advance our discovery-stage a6 nAChR program into further development. Janssen conducted high-throughput screen of cells engineered to express a6 nAChRs and identified PAMs that were selective for this nAChR subtype. These PAMs were further characterized in patch clamp assays where they were shown to be selective modulators of a6b4 compared to nAChRs that did not contain the a6 subunit, including the more ubiquitously expressed a4b2 and a3b4 nAChRs. One of these PAMs, RTX-2621, was a potent potentiator of a6b4 and had low activity on a4b2 and a3b4 nAChR subtypes.

We tested RTX-2621 in the rat SNI model for neuropathic pain. In this model, damage to the sciatic nerve results in hypersensitivity of the rat paw to stimuli. This is generally recognized to be a robust model of neuropathic pain, as it replicates many of the neuronal signaling changes and physiological responses observed in humans. It was observed that treatment with RTX-2621 mitigated this hypersensitivity. We believe this demonstrates the potential for a6 to be a therapeutic target in chronic pain.

Our a9a10 nAChR Program

Another program of our interest involves the a9a10 nAChR. We are developing an agonist to the a9a10 nAChR for the treatment of hearing disorders, which may include age-related hearing loss, acoustic trauma and tinnitus, as well as vestibular disorders. Third-party genetic studies in mice have shown that augmenting the a9 nAChR pathway can help prevent hearing loss associated with aging, acoustic trauma and vestibular disorders. Despite this genetic validation, discovery of selective a9a10 nAChR agonists has been challenging because recombinant nAChRs containing a9a10 in cell lines fail to create a functional receptor, as observed with the a6 nAChRs. Our ability to identify agonists that are selective for a9a10 nAChR was made possible by the application of our RAP platform technology. We are currently developing an oral therapeutic targeting the a9a10 nAChR, which we believe has a high potential target for the treatment of hearing disorders. We also believe the a9a10 nAChR is a potential target for the treatment of vestibular disorders, and we may develop an oral product candidate for this indication in the future.

Background to Hearing Disorders

Hearing disorders impact a large percentage of the population. For example, approximately one third of people aged 65 to 74 and nearly half aged 75 and older have age-related hearing loss. Acoustic trauma effects approximately five percent of the global population, and surveys estimate that 10 to 25 percent of adults in the United States have tinnitus. Many hearing disorder patients start their treatment by using a hearing aid, with cochlear implantation given to the most severely affected patients. Despite this high prevalence, there are few pharmacotherapeutic treatments to prevent or reverse hearing disorders.

a9a10 nAChR as a Potential Target for the Treatment of Hearing Disorders

In the inner ear, the cochlea converts mechanical sound vibrations into nerve signals, which are transmitted to the brain. Sound vibrations are detected by a combination of outer hair cells, which amplify sound, and inner hair cells (“IHCs”), which receive the amplified sound signals. The IHCs, in turn, translate the incoming signals into release of neurotransmitters, which traverse the synapse to stimulate neurons that send electrochemical signals to the brain. One of the key receptors in this process is the a9a10 nAChR, which is highly enriched in cochlear hair cells.

The role of the a9a10 nAChR in hearing loss has been demonstrated by third-party genetic experiments. Gain and loss of function mutations to the gene encoding a9 demonstrated its role in experimentally induced hearing loss. In these experiments, the thresholds to elicit auditory brain stem responses (“ABR”) to various frequencies of sound were found to be elevated one day after auditory trauma, consistent with hearing loss. In wild-type mice, this effect of auditory trauma was temporary and after seven days, the ABR profile was similar to that observed prior to the insult. In mice with a null mutation of the gene encoding a9, the ABR threshold was increased at day one, and this increase persisted at day seven, demonstrating increased vulnerability to hearing loss. By contrast, mice with a gain-of-function mutation in the gene for a9 were protected from any significant change in ABR on either day one or day seven.

We believe that a selective agonist of a9a10 nAChR may help treat hearing disorders while avoiding many of the side effects that have limited the clinical application of other nAChR modulators.

Preclinical Validation of Our Approach

In vitro studies of a9a10 nAChR physiology have been challenging because this receptor could not be functionally expressed in recombinant cell lines in the absence of it RAPs. Through a genome-wide screen using our discovery platform, RAPs that drive the assembly of functional a9a10 nAChRs were identified by Janssen. Expression of these RAPs along with the a9 and a10 subunits enabled functional a9a10 nAChR expression in cell lines that we believe are suitable for drug discovery.

Janssen conducted a high throughput screen of cells engineered to express a9a10 nAChR and identified a number of small molecule agonists of a9a10. Through our medicinal chemistry efforts, a9a10 agonists with low nanomolar potency, inner ear penetration and high selectivity against other nAChR family members have been identified and are being optimized. The use of these orally administered molecules in physiological hearing models may demonstrate the potential of a9a10 agonists to address hearing disorders.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We have engaged, and expect to continue to rely on, well-established third-party contract manufacturing organizations (“CMOs”) to supply our product candidates for use in our preclinical studies and clinical trials. Because we rely on contract manufacturers, we employ personnel with extensive technical, manufacturing, analytical, and quality experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions. We believe our current manufacturers have the scale, systems, and experience to supply our currently planned clinical trials.

Additionally, we intend to rely on third-party CMOs for later-stage development and commercial manufacturing, if our product candidates receive marketing approval. As our lead product candidates advance through clinical development, we expect to enter into longer-term commercial supply agreements to fulfill and secure our production needs. While the drug substances used in our product candidates are manufactured by more than one supplier, the number of manufacturers is limited. In the event it is necessary or advisable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company. If we need to change manufacturers during the clinical or development stage for product candidates or after commercialization for our product candidates, if approved, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay.

To adequately meet our projected commercial manufacturing needs, our CMOs will need to scale-up production, or we will need to secure additional suppliers. Processes for producing drug substances and drug product for commercial supply are currently being developed, with the goal of achieving reliable, reproducible, and cost-effective production. We believe the drug substance and drug product processes for our current product candidates can be appropriately scaled.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe our product candidates, platform, knowledge, experience and scientific personnel provide us with competitive advantages, we face potential competition from many different sources, including large and small pharmaceutical and biotechnology companies, academic institutions and governmental agencies as well as public and private research institutions. Any product candidates that we successfully develop and commercialize, including RAP-219, may compete with existing therapies and new therapies that may become available in the future.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of RAP-219, and any other product candidates that we develop to address focal epilepsy and other CNS disorders, if approved, are likely to be efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Focal Epilepsy

In the field of focal epilepsy, we face competition from a variety of currently marketed therapies such as generic anticonvulsants, ASMs, sodium channel modulators and benzodiazepines, as well as surgical options such as deep brain stimulation like the RNS system in patients who have failed polypharmacy. RAP-219 may face competition from a variety of ASMs, including currently marketed therapies such as XCOPRI (cenobamate), which was developed by SK Life Science Inc. and approved by the FDA in November 2019 and FYCOMPA (perampanel), which was developed by Eisai Co. Ltd. and approved by the FDA in 2012. Our competition for RAP-219 may also include therapies in clinical development, such as XEN1101 being developed by Xenon Pharmaceuticals Inc., BHV-7000 being developed by Biohaven Ltd. (“Biohaven”), PRAX-628 being developed by Praxis Precision Medicines, Inc., darigabet being developed by Cerevel Therapeutics Holdings, Inc., ES-481 being developed by ES Therapeutics Australia Pty Ltd., SPN-817 being developed by Supernus Pharmaceuticals, Inc. and ADX71149 being developed by Addex Therapeutics Ltd. in partnership with Janssen Pharmaceuticals, Inc.

Peripheral Neuropathic Pain

In the field of peripheral neuropathic pain, our principal competition is from existing therapies, which include antidepressants (e.g., duloxetine, venlafaxine, amitriptyline and other tricyclic drugs), gabapentinoids (e.g., gabapentin, pregabalin), or opioids (e.g., tapentadol hydrochloride). We are also aware that various therapies are used off-label to treat peripheral neuropathic pain. Our competition may also include other programs in clinical development for the treatment of peripheral neuropathic pain, such as VX-548 being developed by Vertex, Inc., LX9211 being developed by Lexicon Pharmaceuticals, Inc. and BHV-2100 being developed by Biohaven.

Bipolar Disorder

In the field of bipolar disorder, RAP-219 faces competition from mood stabilizers (e.g. lithium and Lamictal) and antidepressants (e.g. selective serotonin reuptake inhibitors and serotonin and norepinephrine reuptake inhibitors). Our competition may also include other programs in clinical development for the treatment of mania in bipolar disorder, such as BHV-7000 being developed by Biohaven.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We may also rely on trademarks, copyrights and trade secrets relating to our proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary and intellectual property position. We additionally may rely on regulatory and other protections afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and trade secrets related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

TARPg8 Program

We own six patent families directed to TARPg8 modulators. A first patent family is directed to compositions of matter of certain TARPg8 modulators, including RAP-219, and methods of use and expires in 2036, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. patent, one European patent, validated in 40 states, over 20 patents in various other foreign jurisdictions, one U.S. pending application, and over 15 applications pending in foreign jurisdictions. A second patent family is directed to compositions of matter of certain TARPg8 modulators and methods of use and expires in 2037, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. patent. A third patent family is directed to compositions of matter of certain TARPg8 modulators and methods of use and expires in 2037, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. patent, one European patent, validated in eight states, over 10 patents in various other foreign jurisdictions, and two applications pending in foreign jurisdictions. A fourth patent family is directed to compositions of matter of certain TARPg8 modulators and methods of use and expires in 2037, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. patent, one European patent, validated in six states, more than 10 patents in various other foreign jurisdictions, and three applications pending in foreign jurisdictions. A fifth patent family is directed to crystalline forms of a TARPg8 modulator and methods of use and expires in 2045, if granted, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one pending priority application. A sixth patent family is directed to methods of use and oral doses of a TARPg8 modulator and expires in 2045, if granted, without taking a potential patent term extension into account.

nAChR Program

We have non-exclusively in-licensed from Janssen Pharmaceutica NV three patent families directed to recombinant cells for the expression of nACh receptors. A first patent family is directed to expression systems for the a9a10 nicotinic acetylcholine receptor and methods of use and expires in 2040, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. pending application and three applications pending in foreign jurisdictions. A second patent family is directed to expression systems for the a2a5b2 nicotinic acetylcholine receptor and methods of use and expires in 2042, if granted, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. pending application and multiple applications in foreign jurisdictions. A third patent family is directed to a6b4 nicotinic acetylcholine receptor and methods of use and expires in 2042, if granted, without taking a potential patent term extension into account. As of May 10, 2024, this patent family has one U.S. pending application and multiple applications in foreign jurisdictions.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended, and a given patent may only be extended once. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on know-how and trade secret protection for our proprietary information to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our know-how, trade secrets, and other proprietary information.

In addition, we plan to rely on regulatory protection based on orphan drug exclusivities, data exclusivities, and market exclusivities. See the section titled “—Government Regulation” for additional information.

License and collaboration agreements

Option and License Agreement with Janssen Pharmaceutica NV

In August 2022, we entered into the Janssen License, as amended on April 3, 2023, April 18, 2023, May 2, 2023, October 2, 2023 and April 9, 2024, under which we received an exclusive option to obtain from Janssen (a) a worldwide exclusive license for the research, development, and commercialization of transmembrane TARPg8 AMPAR products for the diagnosis, treatment, prophylaxis or palliation of any disease or condition in humans or other animals (the “Field”) and (b) an assignment of certain patents related to TARPg8, in each case of (a)-(b), subject to certain retained rights by Janssen. Pursuant to the Janssen License, we also received a worldwide, royalty-free, non-exclusive license (exclusive under certain joint patents) for the research, development, and commercialization of certain neuronal nicotinic acetylcholine (“nACh”) products in the Field.

We made a non-refundable, non-creditable upfront payment of $1.0 million to Janssen after we entered into the Janssen License. In October 2022, we exercised the option and paid a non-refundable, non-creditable option fee of $4.0 million to Janssen. If we succeed in developing and commercializing TARPg8 products, Janssen will be eligible to receive (i) up to $76.0 million in development milestone payments and up to $40.0 million sales milestone payments for the product containing the lead TARPg8 development candidate, and (ii) up to $25.0 million in development milestone payments and up to $42.0 million sales milestone payments for other TARPg8 products containing a non-lead TARPg8 development candidate.

Janssen is also eligible to receive (a) royalties ranging from mid-single digits to high single digits on worldwide net sales of any products containing a TARPg8 development candidate and (b) royalties ranging from low-single digits to mid-single digits for other TARPg8 products that do not contain a TARPg8 development candidate, in each case of (a) and (b), subject to potential reductions following the expiration of valid claims and regulatory exclusivity covering such TARPg8 products, the launch of certain generic products and the application of certain anti-stacking reductions for third party intellectual property payments, subject to a customary reduction floor. The royalties for any TARPg8 product will expire on a country-by-country basis upon the latest to occur of (i) the expiration of all valid patent claims covering such product in such country, (ii) the expiration of all regulatory exclusivities in such country, and (iii) a specified number of years following the first commercial sale of such product in such country. The Janssen License provides us with certain other exclusive rights with respect to small molecules with activity against TARPg8 and nACh.

We have the right to terminate the Janssen License for any or no reason upon providing prior written notice to Janssen upon ninety (90) days’ prior written notice to Janssen. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach or upon certain insolvency events involving the other party.

NeuroPace Master Services Agreement

In November 2023, we entered into a master services agreement (the “NeuroPace Agreement”) with NeuroPace, the manufacturer and distributor of the RNS system. Pursuant to the NeuroPace Agreement and in accordance with statement of work agreements entered into from time to time, NeuroPace provides us with certain services with respect to data from the RNS systems used in our clinical trials. The NeuroPace Agreement also grants us a royalty-free, worldwide, exclusive, non-transferable license to all data collected by the RNS systems in our Phase 2a clinical trial and the outcomes of algorithms that are applied to such data, as well as the ability to publish the outcomes of algorithms, subject to certain conditions. The consideration we will pay to NeuroPace for such services is set out in each statement of work agreement.

The NeuroPace Agreement contains an exclusivity provision providing that, at any time while providing services under the NeuroPace Agreement and for a period after the final clinical study report, NeuroPace may not perform any services that are the same as the services covered by the NeuroPace Agreement to any business that directly competes with us, subject to the specific terms of the Agreement. The NeuroPace Agreement also contains standard representations and warranties, confidentiality and intellectual property protective provisions and indemnification terms.

The NeuroPace Agreement expires on the later of three years from the effective date or the completion of all services under all statement of work agreements entered into prior to the third anniversary of the effective date. Either party may terminate the NeuroPace Agreement or any statement of work agreement (i) without cause by giving written notice to the other party within a specified period of time, (ii) by giving written notice upon a curable material breach that is not remediated within a specified period of time, or (iii) immediately upon written notice in the event of a material breach that cannot be cured.

Concurrently with the execution of the NeuroPace Agreement, the parties also entered into an initial statement of work (as amended, the “NeuroPace SOW”) under the NeuroPace Agreement, pursuant to which NeuroPace agreed to provide services related to our Phase 2a clinical trial of RAP-219, including, among other things, clinical trial readiness support, identification of potential patients satisfying the enrollment criteria and RNS system data reporting and data analysis. Pursuant to the payment schedule set out in the NeuroPace SOW, we will pay NeuroPace an aggregate of up to $3.7 million over a period of approximately two years in connection with NeuroPace’s provision of services and achievement of certain patient enrollment and deliverable milestones.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union (“EU”), extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the U.S. Department of Justice or other governmental entities. In addition, an applicant may need to recall a product.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	submission to the FDA of an investigational new drug application (“IND”) which must take effect before human clinical trials may begin;

•	approval by an institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated at that site;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCPs”) to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a New Drug Application (“NDA”) and payment of user fees;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	FDA review and approval of the NDA; and

•	compliance with any post-approval requirements, including risk evaluation and mitigation strategies (“REMS”) and post-approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a compound in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient (“API”) and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive adverse effects and carcinogenicity, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug. In an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. The FDA also may impose a clinical hold or partial clinical hold after commencement of a clinical trial under an IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, including review and approval by an independent ethics committee (“IEC”) and informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (“NIH”) for public dissemination on its ClinicalTrials.gov website.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects, or their legal representative, provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine maximal dosage.

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Phase 2. The drug is administered to a limited patient population to identify possible AEs and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Post-approval studies, often referred to as Phase 4 studies, may be conducted after initial regulatory approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, within 15 calendar days after the sponsor determines that the information qualifies for reporting, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the applicant must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to a significant application user fee as well as annual prescription drug product program fees. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt, before accepting the NDA for filing, to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Applications for drugs containing new molecular entities are meant to be reviewed within 10 months from the date of filing, and applications for “priority review” products containing new molecular entities are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

During its review of an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA, including drug component manufacturing (such as APIs), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an NDA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential AEs, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.

The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, and Priority Review

The FDA has a number of programs intended to facilitate and expedite development and review of new drugs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. Three of these programs are referred to as Fast Track Designation, Breakthrough Therapy Designation, and priority review designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate an NDA review for a priority review if it is for a product that treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.

The accelerated approval pathway is contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for product candidates approved under accelerated regulations, which could adversely impact the timing of the commercial launch of the product.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities and select clinical trial sites, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If a complete response letter is issued, the applicant may resubmit the NDA to address all of the deficiencies identified in the letter, withdraw the application, or request a hearing. If the applicant resubmits the NDA, the FDA will issue an approval letter only when the deficiencies have been addressed to the FDA’s satisfaction. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety or effectiveness after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, reporting of adverse experiences with the product and applicable product tracking and tracing requirements. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual prescription drug product program fee requirements for certain marketed products.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the NDA holder and any third-party manufacturers that the NDA holder may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or voluntary product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Hatch-Waxman Amendments

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug (“RLD”). ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

Non-Patent Exclusivity

Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity (“NCE”). For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such ANDAs.

A drug product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety and to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection and patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

Hatch-Waxman Patent Certification and the 30-Month Stay

In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval, each of the patents listed by the NDA sponsor is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:

•	no patent information on the drug product that is the subject of the application has been submitted to the FDA;

•	such patent has expired;

•	the date on which such patent expires; or

•	such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date, provided the sponsor acted with diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office (“USPTO”) reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires a submission to the relevant competent authorities of a marketing authorization application (“MAA”) and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

In the EU, an applicant for authorization of a clinical trial must obtain prior approval from the national competent authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the relevant independent ethics committee has issued a favorable opinion. In April 2014, the Clinical Trials Regulation, (EU) No 536/2014 (the “Clinical Trials Regulation”) was adopted in the EU. The Clinical Trials Regulation is directly applicable in all the EU Member States and repealed the Clinical Trials Directive 2001/20/EC, as of January 31, 2022.

The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, known as the “Clinical Trials Information System”; a single set of documents to be prepared and submitted for the application, as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by an elected Reference Member State, with support of the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (the “Member States Concerned”). Part II is assessed separately by each Member State Concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the concerned EU Member State, however, overall related timelines are defined by the Clinical Trials Regulation.

Marketing Authorization

To obtain a marketing authorization for a product in the EU, an applicant must submit an MAA either under a centralized procedure administered by the European Medicines Agency (“EMA”) or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure or mutual recognition procedure) for obtaining a marketing authorization in multiple EU Member States. A marketing authorization may be granted only to an applicant established in the European Economic Area (“EEA”) (which is comprised of the EU Member States plus Norway, Iceland and Liechtenstein).

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy and tissue-engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of HIV, AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure, the Committee for Medicinal Products for Human Use (“CHMP”) established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from a public health perspective and in particular from the point of view of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 67 days from the date of the CHMP opinion, the European Commission will adopt its final decision on the MAA.

Now that the United Kingdom (which comprises Great Britain and Northern Ireland) (“UK”) has left the EU, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations currently continue to be recognized in Northern Ireland). On January 1, 2024, a new international recognition framework was put in place by the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines and medical devices regulator, under which the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when determining an application for the grant of a UK or Great Britain marketing authorization. The MHRA also has the power to have regard to marketing authorizations approved in EU Member States through decentralized or mutual recognition procedures with a view to more quickly granting a marketing authorization in the UK or Great Britain. For additional information related to the regulatory framework in the UK, please refer to the discussion below under the section titled “—Brexit and the Regulatory Framework in the United Kingdom.”

The decentralized marketing authorization procedure allows an applicant to apply for simultaneous authorization in more than one EU Member State of medicinal products that have not yet been authorized in any EU Member State and that do not fall within the mandatory scope of the centralized procedure. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The Reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the Concerned Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a Concerned Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all Member States.

The mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of another EU Member State. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Pediatric Development

Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”) covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which a marketing authorization is being sought. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (“SPC”) provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires, even where the trial results are negative. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Data and Market Exclusivity

In the EU, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar (abbreviated) marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained a marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Designation and Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (2) either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) without the benefits derived from orphan status, it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of significant benefit to those affected by that condition.

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized EU marketing authorization. Marketing authorization for an orphan medicinal product leads to a ten-year period of market exclusivity being granted following marketing approval of the orphan product. During this market exclusivity period, the EMA, the European Commission or the competent authorities of the EU Member States may only grant marketing authorization to a “similar medicinal product” for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized product cannot supply enough orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Periods of Authorization and Renewals

A marketing authorization has an initial validity of five years. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU Member State for a nationally authorized product. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authorities of the relevant Member States decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for centrally-authorized products) or on the market of the authorizing EU Member State (for nationally-authorized products) within three years after authorization ceases to be valid (the so-called “sunset clause”).

Regulatory Requirements after a Marketing Authorization has been Obtained

Where an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

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The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive (EU) 2017/1572, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU.

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The marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the EU notably under Directive 2001/83/EC, as amended, and EU Member State laws.

The aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

Brexit and the Regulatory Framework in the United Kingdom

The UK ceased being a Member State of the EU on January 31, 2020, and the EU and the UK have concluded a trade and cooperation agreement (“TCA”), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented previous EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework continues to apply in Northern Ireland). Except in respect of the EU Clinical Trials Regulation, the regulatory regime in Great Britain therefore aligns in many ways with current EU medicines regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new international recognition framework which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain or UK marketing authorization.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework.” This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Other Healthcare Laws

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs;

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federal civil and criminal false claims laws, including the False Claims Act (“FCA”), which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating these statutes without actual knowledge of the statutes or specific intent to violate them in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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Even when HIPAA does not apply, according to the Federal Trade Commission (“FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards;

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the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) and its implementing regulations, which requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Department of Health and Human Services (“HHS”) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed healthcare professionals (i.e., physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales, and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Privacy and Data Security

In the ordinary course of business, we process sensitive data Accordingly, we are, or may be become, subject to numerous privacy and data security obligations, including global, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to privacy and data security.

These privacy and data security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, federal health information privacy laws, state information security and data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., the Federal Trade Commission Act). In addition, in the past few years, numerous U.S. states have passed, or are in the process of enacting comprehensive privacy laws, rules, and regulations that impose certain obligations on covered businesses, and similar laws are being considered in several other states, as well as at the federal and state levels. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing, as more fully discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Additionally, to the extent we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data and data security laws, such as the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”) and other national data protection legislation in force in relevant EEA Member States, and the EU GDPR as it forms part UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”). Foreign privacy and data security laws impose significant and complex compliance obligations on entities that are subject to those laws, as more fully discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. Factors payors consider in determining coverage and reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost- effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (“ASP”) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Even if we do receive a favorable coverage determination for approved products by third-party payors, coverage policies and third-party payor reimbursement rates may change at any time.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the U.S. Centers for Medicare & Medicaid Services (“CMS”) may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several U.S. Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU Member States have the option to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Current and Future U.S. Healthcare Reform

In the U.S., there have been a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. For example, the ACA, among other things:

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

•	required collection of rebates for drugs paid by Medicaid managed care organizations;

•

required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discount off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D (later increased to 70%); and

•	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial, administrative, executive, and legislative challenges to certain aspects of the ACA as well as executive orders related to the ACA’s implementation. For example, President

Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In addition, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, the Inflation Reduction Act of 2022 (“IRA”), among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

In 2020, FDA released its implementing regulations regarding section 804 Importation Programs under the Medicare Prescription Drug Improvement and Modernization Act of 2003. These regulations provide guidance for states to build and submit importation plans for certain drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. On January 5, 2024, the FDA authorized Florida’s drug importation plan, the first in the country to be so-authorized. If broadly implemented, importation of drugs under this program from Canada may materially and adversely affect the price we receive for any of our product candidates.

Additionally, on December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The IRA delayed implementation of this rule to January 1, 2032.

Other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

•

The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, and, due to subsequent legislative amendments to the statute, will remain in effect until 2032.

•	The U.S. American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers.

•

The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

•

The IRA also includes several other provisions that may impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, and impose new manufacturer financial liability on all drugs in Medicare Part D.

Individual states have also been increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration, any of which could limit the amounts that federal and state governments will pay for healthcare products and services.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Facilities

Our corporate headquarters are located in Boston, Massachusetts, where we lease and occupy approximately 11,000 square feet of office space. Our Boston lease expires in December 2026. We also lease and occupy approximately 10,000 square feet of office and laboratory space in San Diego, California. We will continue to lease this space in San Diego until the commencement of our lease of a larger space in San Diego, comprised of approximately 21,000 square feet of office and laboratory space, which is expected to commence in December 2024 and will expire in December 2029.

We believe our existing facilities in Boston and San Diego are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Employees and human capital resources

As of May 10, 2024, we had 58 full-time employees and 61 consultants, and approximately 17 of our employees have M.D. or Ph.D. degrees. Within our workforce, 39 employees are engaged in research and development and 19 are engaged in business development, finance, legal, and general management and administration. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of May 10, 2024:

Name	Age	Position
Executive Officers:
Abraham N. Ceesay, M.B.A.	46	Chief Executive Officer and Director
Troy Ignelzi	56	Chief Financial Officer
David Bredt, M.D., Ph.D.(4)	59	Chief Scientific Officer and Director
Bradley S. Galer, M.D.	62	Chief Medical Officer
Cheryl Gault	45	Chief Operating Officer
Swamy Yeleswaram, Ph.D.	61	Chief Development Officer

Non-Employee Directors:
Steven M. Paul, M.D.	73	Director and Chairman
Terry-Ann Burrell, M.B.A.	47	Director
James I. Healy, M.D., Ph.D.	59	Director
Reid Huber, Ph.D.	52	Director
Raymond Kelleher, M.D., Ph.D.(4)	59	Director
John Maraganore, Ph.D.	61	Director
Jeffrey K. Tong, Ph.D.	49	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.
(4)

Dr. Bredt and Dr. Kelleher have each notified us that they will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Abraham N. Ceesay, M.B.A. Mr. Ceesay has served as our President and Chief Executive Officer since February 2023 and has been a member of our board of directors since March 2023. Prior to joining us, from April 2021 to March 2023, Mr. Ceesay served as President of Cerevel Therapeutics Holdings, Inc. (Nasdaq: CERE). Mr. Ceesay served as the Chief Executive Officer at Tiburio Therapeutics Inc. from January 2019 to April 2021. Mr. Ceesay has served on the board of directors of Pacira Biosciences, Inc. (Nasdaq: PCRX) since October 2023. Mr. Ceesay also currently serves as Chairman of the Board for Life Science Cares and on the Board of Trustees at The Museum of Science in Boston, Massachusetts. Mr. Ceesay received a Bachelor of Science degree from Ithaca College and a Master of Business Administration degree from Suffolk University’s Sawyer School of Management. We believe Mr. Ceesay is qualified to serve as a member of our board of directors because of his prior experiences serving as an officer and director in, and his extensive knowledge of, the biopharmaceutical industry.

Troy Ignelzi. Mr. Ignelzi has served as our Chief Financial Officer since November 2023. Prior to joining us, from March 2019 to September 2023, Mr. Ignelzi served as Chief Financial Officer at Karuna Therapeutics, Inc. (Nasdaq: KRTX, prior to its recent acquisition by Bristol Myers Squibb Company). Mr. Ignelzi has served on the boards of directors of Contineum Therapeutics, Inc. (Nasdaq: CTNM) since May 2024, Vedanta Biosciences, Inc. since November 2020, and Abivax S.A. (Nasdaq: ABVX) since July 2023. Mr. Ignelzi has also served as an advisor to Sofinnova Investments, Inc. since March 2024. Mr. Ignelzi previously served on the board of directors of CinCor Pharma, Inc. (Nasdaq: CINC, prior to its recent acquisition by AstraZeneca PLC) from March 2021 to February 2023. Mr. Ignelzi received a Bachelor of Science degree in accounting from Ferris State University.

David Bredt, M.D., Ph.D. Dr. Bredt has served as our Chief Scientific Officer since January 2023 and a member of our board of directors since December 2022. Prior to joining us, from February 2022 to December 2022, Dr. Bredt served as an Entrepreneur in Residence at Third Rock Ventures LLC (“Third Rock”). From March 2021 to August 2021, Dr. Bredt served as Executive Partner at MPM Capital LLC. From March 2011 to March 2021, Dr. Bredt served as Global Head of Neuroscience Discovery at Janssen Global Services, LLC, a wholly-owned subsidiary of Johnson & Johnson Services, Inc. (NYSE: JNJ) (“J&J Services”). Dr. Bredt has served on the Neuroscience Forum, Institute of Medicine for National Academy of Sciences, and the Advisory Panel for the National Institute of Neurological Disorders and Stroke. Dr. Bredt received a Bachelor of Arts degree in chemistry from Princeton University, a Doctor of Philosophy degree from the Johns Hopkins School of Medicine and a Doctor of Medicine degree from the Johns Hopkins School of Medicine. We believe that Dr. Bredt is qualified to serve on our board of directors due to his extensive expertise in neuroscience.

Dr. Bredt has notified us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Bredt’s resignation is in accordance with Section 2.2(g) of our Amended and Restated Stockholders Agreement, dated April 7, 2023, and not due to any disagreement with us or any matters relating to our operations, policies or practices. Following his resignation from our board of directors, Dr. Bredt will continue to serve as our Chief Scientific Officer.

Bradley S. Galer, M.D. Dr. Galer has served as our Chief Medical Officer since January 2023. Prior to joining us, Dr. Galer served as Executive Vice President and Chief Medical Officer at Zogenix, Inc. from December 2013 to April 2022. Early in his career, Dr. Galer served as an Assistant Professor at the University of Washington School of Medicine and an Associate Professor at Albert Einstein School of Medicine. Dr. Galer had pain fellowships at Memorial Sloane-Kettering in New York and University of California, San Francisco, as well as headache training at Montefiore Headache Clinic in New York and University of California, San Francisco. Dr. Galer has a Bachelor of Arts degree in biology-psychology (with a focus in neuroscience) from Wesleyan University. He received his Doctor of Medicine from Albert Einstein College of Medicine in New York where he also completed his neurology residency and was appointed Chief Resident.

Cheryl Gault. Ms. Gault has served as our Chief Operating Officer since September 2023. Prior to joining us, Ms. Gault was employed by Cyclerion Therapeutics, Inc. (Nasdaq: CYCN) from April 2019 to July 2023, where she held various positions of increasing responsibility, including Vice President of Head of Strategy from April 2019 to May 2020, Senior Vice President of Strategy and Corporate Development from May 2020 to January 2021, and most recently, Chief Operating Officer from January 2021 to July 2023. From February 2017 to April 2019, Ms. Gault served as Vice President of Commercial Strategy & New Product Planning at Ironwood. Ms. Gault received a Bachelor of Science degree in marketing from Boston College.

Swamy Yeleswaram, Ph.D. Dr. Yeleswaram has served as our Chief Development Officer since January 2023. Prior to joining us, from August 2022 to December 2022, Dr. Yeleswaram served as an Entrepreneur in Residence at Third Rock. Prior to this, Dr. Yeleswaram was a founding scientist at Incyte Corporation (Nasdaq: INCY), where he held positions of increasing responsibility from January 2002 to July 2022, most recently as Group Vice President of Drug Metabolism, Pharmacokinetics, and Clinical Pharmacology from February 2016 to August 2022. Dr. Yeleswaram received a Bachelor Degree in pharmacy from Madras Medical College, a Master’s Degree in pharmaceutical sciences from Banaras Hindu University and a Doctor of Philosophy degree in pharmaceutical sciences from the University of British Columbia.

Non-Executive Directors

Steven M. Paul, M.D. Dr. Paul has been a member and chairman of our board of directors since December 2022. From August 2018 to January 2024, Dr. Paul served in senior leadership roles at Karuna Therapeutics, Inc. (Nasdaq: KRTX, prior to its recent acquisition by Bristol Myers Squibb Company), including as Chief Scientific Officer and President of Research and Development from January 2023 to January 2024, and President, Chief Executive Officer and Chairman of the board of directors from August 2018 to January 2023. Dr. Paul has also served as a Venture Partner at Third Rock since 2010. Dr. Paul is also board certified by the American Board of Psychiatry and Neurology. Dr. Paul has served on the board of directors of Sage Therapeutics, Inc. (Nasdaq: SAGE) since September 2011 and is also the chairman of the board of the Foundation for the National Institutes of Health. Previously, Dr. Paul served on the boards of directors of Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY) from September 2010 to April 2022, Voyager Therapeutics, Inc. (Nasdaq: VYGR) from September 2014 to June 2022 and Karuna Therapeutics, Inc. from March 2018 to March 2024. Dr. Paul also previously spent 17 years at Eli Lilly and Company (NYSE: LLY), during which time he held several leadership roles, including Executive Vice President for Science and Technology, and President of the Lilly Research Laboratories. Dr. Paul received a Bachelor of Arts degree in biology and psychology from Tulane University and Master of Science and Doctor of Medicine degrees from the Tulane University School of Medicine. We believe that Dr. Paul is qualified to serve on our board of directors due to his numerous leadership roles in the pharmaceutical and biotechnology industry and his expertise in neuroscience.

Terry-Ann Burrell, M.B.A. Ms. Burrell has been a member of our board of directors since January 2024. Since August 2019, Ms. Burrell has served as the Chief Financial Officer and Treasurer of Beam Therapeutics Inc. (Nasdaq: BEAM). Prior to this, from May 2008 to August 2019, Ms. Burrell worked at J.P. Morgan Chase & Co., most recently as a Managing Director in the healthcare investment banking group from May 2018 to August 2019. Since April 2020, Ms. Burrell has served on the board of directors of Recursion Pharmaceuticals, Inc. (Nasdaq: RXRX). Ms. Burrell received a Bachelor of Arts degree in social studies from Harvard University and a Master of Business Administration degree from New York University Leonard N. Stern School of Business. We believe Ms. Burrell is qualified to serve on our board of directors because of her broad range of financial expertise and her senior management experience in the biotechnology and pharmaceutical industries.

James I. Healy, M.D., Ph.D. Dr. Healy has been a member of our board of directors since August 2023. Dr. Healy has served as Managing Partner of Sofinnova Investments, Inc. since June 2000. Dr. Healy has served on the boards of directors of ArriVent Biopharma, Inc. (Nasdaq: AVBP) since March 2023, Bolt Biotherapeutics, Inc. (Nasdaq: BOLT) since January 2021, Natera, Inc. (Nasdaq: NTRA) since November 2014, and Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) since November 2017. Previously, Dr. Healy served on numerous public company boards of directors including Ascendis Pharma A/S (Nasdaq: ASND) from November 2014 to May 2022, Amarin Corporation PLC (Nasdaq: AMRN) from May 2008 to December 2016, CinCor Pharma, Inc. (Nasdaq: CINC, prior to its recent acquisition by AstraZeneca PLC) from May 2019 to February 2023, Coherus BioSciences, Inc. (Nasdaq: CHRS) from February 2014 to February 2022, Karuna Therapeutics, Inc. (Nasdaq: KRTX, prior to its recent acquisition by Bristol Myers Squibb Company) from June 2019 to March 2024, Iterum Therapeutics plc (Nasdaq: ITRM) from November 2015 to February 2020, ObsEva SA (Nasdaq: OBSEF) from August 2013 to May 2021, and NuCana PLC (Nasdaq: NCNA) from March 2014 to April 2022. He also previously served as a director on the Board of the National Venture Capital Association (NVCA) and the Board of the Biotechnology Industry Organization (BIO). Dr. Healy holds Bachelor of Arts degrees in molecular biology and Scandinavian studies from the University of California, Berkeley, and Doctor of Medicine and Doctor of Philosophy degrees in immunology from Stanford University School of Medicine. We believe that Dr. Healy is qualified to serve on our board of directors due to his extensive experience and leadership roles in the biopharmaceutical industry and expertise in healthcare investing.

Reid Huber, Ph.D. Dr. Huber has been a member of our board of directors since February 2022 and previously served as our President and Chief Executive Officer from February 2022 to February 2023. Dr. Huber also served as a Partner at Third Rock since December 2018 and currently serves as the Chief Executive Officer of Merida Biosciences, a position he has held since July 2022. From April 2021 to April 2022 Dr. Huber served as Chief Executive Officer of MOMA Therapeutics, Inc. (“MOMA”). Dr. Huber has served on the boards of directors of Bellicum Pharmaceuticals, Inc. (previously Nasdaq: BLCM) since October 2014 and CARGO Therapeutics, Inc. (Nasdaq: CRGX) since March 2023, and previously served on the board of directors of Tango Therapeutics, Inc. (Nasdaq: TNGX) from July 2019 to November 2023. Dr. Huber also serves on the board of directors of The American Cancer Society. Dr. Huber received a Bachelor of Science degree in molecular genetics/biochemistry from Murray State University, a Doctor of Philosophy degree in molecular genetics from the Washington University School of Medicine and held pre-and post-doctoral fellowships at the National Institutes of Health. We believe that Dr. Huber is qualified to serve on our board of directors due to his extensive background in the pharmaceutical industry and senior management experience.

Raymond Kelleher, M.D., Ph.D. Dr. Kelleher has been a member of our board of directors since August 2023. Dr. Kelleher has served as Managing Director at Cormorant Asset Management LLC since July 2020. Dr. Kelleher has also maintained an active clinical neurology practice at Massachusetts General Hospital specializing in neurodegenerative disorders, particularly Alzheimer’s disease and related dementias, since 1994. Dr. Kelleher served as an Assistant Professor of Neurology at Harvard Medical School from July 2005 to October 2023. Dr. Kelleher received his Bachelor of Science degree from Massachusetts Institute of Technology, his Doctor of Philosophy degree from Stanford University and his Doctor of Medicine degree from Stanford University School of Medicine. We believe that Dr. Kelleher is qualified to serve on our board of directors due to his extensive expertise in neurology and background in healthcare investing.

Dr. Kelleher has notified us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Kelleher’s resignation is not due to any disagreement with us or any matters relating to our operations, policies or practices.

John Maraganore, Ph.D. Dr. Maraganore has been a member of our board of directors since March 2024. Since January 2022, Dr. Maraganore has served as the principal of JMM Innovations, LLC. He has also served as a Venture Partner at ARCH Venture Partners since October 2021, a Venture Advisor at Atlas Venture since January 2022, and a Senior Advisor at Blackstone Life Sciences since January 2022. Previously, Dr. Maraganore was the founding Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), and a member of its board of directors from December 2002 to December 2021. Dr. Maraganore has been a member of the board of directors of Beam Therapeutics Inc. (Nasdaq: BEAM) since November 2021, ProKidney Corporation (Nasdaq: PROK) since July 2022, Takeda Pharmaceutical Company Limited (NYSE: TAK) since June 2022, and Kymera Therapeutics, Inc. (Nasdaq: KYMR) since January 2023. He has also been a member of the board of the Biotechnology Industry Organization since 2017, of which he was chair from 2017 to 2019 and has served as chair emeritus since 2022, and a member of the BIO Executive Committee since June 2013. Dr. Maraganore also previously served on the board of directors of Agios Pharmaceuticals, Inc. (Nasdaq: AGIO) from June 2010 to May 2023. Dr. Maraganore holds a Bachelor of Arts degree in biological sciences, and Master of Science and Doctor of Philosophy degrees in biochemistry and molecular biology, in each case from the University of Chicago. We believe that Dr. Maraganore’s experience as chief executive officer of a public biotechnology company and as a board member of other public biotechnology companies qualify him to serve as a member of our board of directors.

Jeffrey K. Tong, Ph.D. Dr. Tong has been a member of our board of directors since December 2022 and previously served as our Treasurer from December 2022 to August 2023. Dr. Tong is a Partner at Third Rock which he joined in May 2016. Earlier in his career, Dr. Tong served as Executive Chairman of the board of directors of Delinia, Inc. (acquired by Celgene Corporation), and President and Chief Executive Officer of Nora Therapeutics, Inc., a private company. He was also a member of the management team at Infinity Pharmaceuticals, Inc. (Nasdaq: INFIQ). Dr. Tong previously served on the board of directors of Nurix Therapeutics, Inc. (Nasdaq: NRIX) from February 2018 to May 2022. Dr. Tong received his educational training at the interface of molecular biology, organic chemistry, and medicine and holds a Bachelor of Arts degree from Harvard College, a Master of Arts degree and Doctor of Philosophy degree from Harvard University, and a Master of Medical Sciences degree from the Harvard Medical School. We believe that Dr. Tong is qualified to serve on our board of directors based on his significant experience building and leading successful biotechnology companies and his scientific expertise.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of seven members after giving effect to the resignations of Dr. Bredt and Dr. Kelleher immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our second amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered Board

Our third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our third amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•

the Class I directors will be Reid Huber, Ph.D., John Maraganore, Ph.D. and Jeffrey K. Tong, Ph.D. and their terms will expire at our first annual meeting of stockholders following this offering, to be held in 2025;

•

the Class II directors will be Terry-Ann Burrell and James I. Healy, M.D., Ph.D. and their terms will expire at our second annual meeting of stockholders following this offering, to be held in 2026; and

•	the Class III directors will be Abraham N. Ceesay, M.B.A. and Steven M. Paul, M.D. and their terms will expire at our third annual meeting of stockholders following this offering, to be held in 2027.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC (“Nasdaq Listing Rules”), independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, including family relationships, our board of directors has determined that Dr. Paul, Ms. Burrell, Dr. Healy, Dr. Maraganore and Dr. Tong do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that Mr. Ceesay and Dr. Bredt, by virtue of their employment relationships with us, and Dr. Huber, by virtue of his former position as our President and Chief Executive Officer, are not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Board Diversity Policies

In connection with this offering, we have adopted policies and procedures for director candidates for our nominating and corporate governance committee, which provide that the value of diversity should be considered in determining director candidates, as well as other factors, such as a candidate’s character, judgment, skills, education, expertise, and absence of conflicts of interest. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards. The nominating and corporate governance committee and the full board of directors are committed to creating a board of directors with diversity, including diversity of expertise, experience, background, and gender, and are committed to identifying, recruiting, and advancing candidates offering such diversity in future searches.

Board Leadership Structure and Board’s Role in Risk Oversight

Currently, the role of chairman of our board of directors is separated from the role of chief executive officer. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of our board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chair of our board of directors, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our board chair and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction, and intellectual property as more fully discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the rules and regulations of the SEC and the Nasdaq Listing Rules, which we will post to our website at www.rapportrx.com upon the completion of this offering. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Terry-Ann Burrell, James I. Healy, M.D., Ph.D. and Jeffrey K. Tong, Ph.D., and the chair of our audit committee will be Ms. Burrell. Our board of directors has determined that Ms. Burell and Dr. Healy are each independent under Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act, and each of Ms. Burrell, Dr. Healy and Dr. Tong can read and understand fundamental financial statements in accordance with applicable requirements. Our board of directors has also determined that Ms. Burrell is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. We are relying on the phase-in exemption provided under Rule 10A-3 of the Exchange Act and the Nasdaq Listing Rules with respect to the composition of our audit committee. Dr. Tong is an affiliate of Third Rock and may be deemed to beneficially own in excess of 10% of our common stock, as of the date of this prospectus, which would leave him outside the safe harbor provision of Rule 10A-3 of the Exchange Act. Dr. Tong will serve on the Audit Committee under the phase-in exemption referenced above. In accordance with the phase-in exemption, a majority of the members of our audit committee will satisfy the independence standards under the Exchange Act and Nasdaq Listing Rules within 90 days of the date of effectiveness of the registration statement of which this prospectus forms a part and all members of our audit committee will satisfy the independence standards under the Exchange Act and Nasdaq Listing Rules within 12 months.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•	establishing insurance coverage for our officers and directors;

•

overseeing the preparation of our annual proxy statement, reviewing with management our financial statements to be included in our quarterly reports to be filed with the SEC, and reviewing with management the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures in our periodic reports filed with the SEC; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Terry-Ann Burrell, James I. Healy, M.D., Ph.D, John Maraganore, Ph.D. and Steven M. Paul, M.D., and the chair of our compensation committee will be Dr. Healy. Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers, and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	reviewing and approving the compensation arrangements with our executive officers and other senior management;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Steven M. Paul, M.D. and Jeffrey K. Tong, Ph.D., and the chair of our nominating and corporate governance committee will be Dr. Tong. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

The primary purpose of the nominating and corporate governance committee is to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Our nominating and corporate governance committee will operate under a written charter, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors adopted a written code of business conduct and ethics, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.rapportrx.com. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serve, or have served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation Recovery

In connection with this offering, our board of directors adopted a compensation recovery policy, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Act, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part. The compensation recovery policy provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based, in whole or in part, upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director and or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the director or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law (“DGCL”);

•	for our officers, any derivative action by or in the right of the corporation; or

•	any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our third amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our third amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our third amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

The following discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding our future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2023 is detailed in the 2023 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the fiscal year ended December 31, 2023 are:

•	Abraham N. Ceesay, M.B.A., our Chief Executive Officer;

•	Reid Huber, Ph.D., our former Chief Executive Officer*;

•	Troy Ignelzi, our Chief Financial Officer; and

•	Cheryl Gault, our Chief Operations Officer.

*	Dr. Huber served as our Chief Executive Officer until Mr. Ceesay commenced employment with us in February 2023.

To date, the compensation of our named executive officers has consisted of a combination of base salary, cash bonuses and long-term incentive compensation in the form of restricted stock awards and stock options. Our named executive officers who are full-time employees are eligible to participate in our health and welfare benefit plans and 401(k) plan like all of our full-time employees. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2023 Summary Compensation Table

The following table shows the total compensation earned by, or paid to, our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards (1) ($)	Stock Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation ($)		Total ($)
Abraham N. Ceesay, M.B.A.
Chief Executive Officer (3)	2023	400,096	250,000	(4)	1,513,805	—	231,167	20,772	(5)	2,415,840
Reid Huber, Ph.D.
Former Chief Executive Officer	2023	—	—		—	—	—	400,225	(6)	400,225
Troy Ignelzi
Chief Financial Officer (7)	2023	69,462	—		2,018,084	—	35,770	7,141	(8)	2,130,457
Cheryl Gault
Chief Operations Officer (9)	2023	132,462	75,000	(10)	662,259	838,696	71,540	2,108	(11)	1,782,065

(1)

The amounts reported in this column represent the aggregate grant date fair value of stock awards and option awards granted to the named executive officers during 2023, as calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. Such grant date value does not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in the grant date fair value of the awards in this column are described in Note 9—“Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. These awards are described in more detail under the section titled “Narrative Disclosure to Summary Compensation Table—Equity-Based Compensation” below.

(2)

The amounts reported represent the prorated annual bonuses each named executive officer earned under our annual cash bonus program based on achievement of company performance and individual performance during the year ended December 31, 2023 for their partial year of employment. For more information on these bonuses, see description of the annual performance bonuses under the section titled “Narrative Disclosure to Summary Compensation Table—2023 Cash Bonuses” below.

(3)	Mr. Ceesay commenced employment with us on February 28, 2023. The amount reported as salary reflects the salary actually earned for his partial year of employment.
(4)

The amount reported represents a $250,000 signing bonus paid to Mr. Ceesay in connection with the commencement of his employment pursuant to the terms of his offer letter, as described below under the section titled “—Executive Compensation Arrangements—Employment Arrangements in Place Prior to the Offering for Named Executive Officers.”

(5)

The amount reflects (i) our 401(k) matching contribution in the amount of $6,755, (ii) the reimbursement of legal fees associated with the negotiation of Mr. Ceesay’s offer letter in the amount of $10,000, (iii) the reimbursement of Mr. Ceesay’s personal expense in the amount of $2,292, (iv) Mr. Ceesay’s cell phone reimbursement in the amount of $675 and (v) company-paid parking passes in the amount of $1,050.

(6)

Dr. Huber did not receive any cash compensation from us for his services as our Chief Executive Officer, as his services were provided to us through a service agreement with Third Rock Ventures, LLC (the “TRV Agreement”). As described below under the section titled “Certain Relationships and Related Person Transactions,” we incurred costs totaling $1.2 million during the fiscal year ended December 31, 2023 for the services provided by Third Rock Ventures, LLC, which included, among other things, the services of Dr. Huber. Of the total fees we incurred under the TRV Agreement in the year ended December 31, 2023, $400,225 was related to the services provided by Dr. Huber.

(7)	Mr. Ignelzi commenced employment with us on November 1, 2023. The amount reported as salary reflects the salary actually earned for his partial year of employment.
(8)

The amount reflects (i) our 401(k) matching contribution in the amount of $1,292, (ii) Mr. Ignelzi’s cell phone reimbursement in the amount of $150, (iii) the reimbursement of legal fees associated with the negotiation of Mr. Ignelzi’s offer letter in the amount of $2,365, and (iv) the reimbursement of commuting expenses incurred in connection with his employment in the amount of $3,334.

(9)	Ms. Gault commenced employment with us on September 7, 2023. The amount reported as salary reflects the salary actually earned for her partial year of employment.
(10)

The amount reported represents a $75,000 sign-on bonus paid to Ms. Gault in connection with the commencement of her employment pursuant to the terms of her offer letter, as described below under the section titled “—Executive Compensation Arrangements—Employment Arrangements in Place Prior to the Offering for Named Executive Officers.”

(11)

The amount reflects (i) our 401(k) matching contribution in the amount of $833, (ii) Ms. Gault’s cell phone reimbursement in the amount of $225 and (iii) company-paid parking passes in the amount of $1,050.

Narrative Disclosure to Summary Compensation Table

Compensation Philosophy

Our executive compensation philosophy is to provide a competitive and market-based total compensation program to attract, motivate, and retain our executive team. Our compensation is based heavily on performance, which aligns with our goal to drive long-term growth and value creation.

2023 Base Salaries

Our named executive officers each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. As of December 31, 2023, the base salaries for Mr. Ceesay, Mr. Ignelzi and Ms. Gault were $475,000, $420,000 and $420,000, respectively.

2023 Cash Bonuses

For the fiscal year ended December 31, 2023, each of the named executive officers was eligible to earn an annual cash bonus determined by our board of directors in its sole discretion, based on individual performance and achievement of certain corporate performance milestones, including advancing our research and development goals, specifically as it relates to our RAP-219 program, building the leadership team of the organization, and ensuring funding to advance our pipeline. The target annual bonus for each of our named executive officers for the fiscal year ended December 31, 2023 was equal to the percentage of the executive’s respective annual base salary specified below:

Name	Target Bonus Percentage
Abraham N. Ceesay, M.B.A.	40%
Troy Ignelzi	35%
Cheryl Gault	35%

Equity-Based Compensation

Although we did not yet have a formal policy with respect to the grant of equity incentive awards to our executive officers for the fiscal year ended December 31, 2023, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. We have granted our named executive officers restricted stock awards or stock options pursuant to each executive’s respective offer letter with us.

For additional information regarding outstanding equity awards held by our named executive officers as of December 31, 2023, see the “Outstanding Equity Awards at 2023 Fiscal Year End” table below.

Perquisites/Personal Benefits

We have provided limited perquisites or personal benefits primarily in the form of (i) legal fee reimbursement in connection with the negotiation of Mr. Ceesay’s offer letter and Mr. Ignelzi’s offer letter and (ii) reasonable commuting expenses and a potential relocation bonus pursuant to Mr. Ignelzi’s offer letter, in each case, as described below under the section titled “—Executive Compensation Arrangements—Employment Arrangements in Place Prior to the Offering for Named Executive Officers.”

401(k) Plan

We maintain a retirement savings plan (“401(k) plan”) that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees are generally eligible to participate in the 401(k) plan, subject to certain criteria. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code.

Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. We make matching contributions equal to 100% of salary deferrals up to 4% of eligible compensation, with 100% immediate vesting.

Outstanding Equity Awards at 2023 Fiscal Year End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2023.

			Option Awards (1)				Stock Awards
Name (2)	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested (#) (3)	Market Value of Shares or Units of Stock that have Not Vested ($) (4)
Abraham N. Ceesay, M.B.A.	8/7/2023 12/9/2022 2/21/2023	(5)	— —	263,801 —	$1.80 —	12/05/2033 —	— 322,500 284,766	—
Troy Ignelzi	11/1/2023	(5)	—	351,679	$1.80	12/05/2033
Cheryl Gault	8/7/2023 9/7/2023	(5)	— —	115,407	$1.80	12/05/2033	157,941

(1)

Each stock option award is subject to the terms of our 2022 Stock Option and Grant Plan, as amended. Unless otherwise noted below, each stock option vests as follows: 25% of the shares subject to the stock option vested on the one-year anniversary of the vesting commencement date, and the remaining 75% of the shares subject to the stock option vest on a monthly basis thereafter, in each case, subject to the NEO’s continuous service relationship with us through each applicable vesting date. Each stock option is subject to acceleration in the event of a qualified termination within the change in control period, as described below under the section titled “—Executive Compensation Arrangements—Employment Arrangements in Place Prior to the Offering for Named Executive Officers.”

(2)

Dr. Huber served as our Chief Executive Officer until Mr. Ceesay commenced employment with us in February 2023. Dr. Huber did not receive any equity compensation from us for his services as our Chief Executive Officer.

(3)

Each restricted stock award is subject to an individual restricted stock award agreement. The restricted shares shall vest over a four-year period, as follows: 25% of the restricted shares shall vest on the first anniversary following the vesting commencement date, and the remaining 75% of the restricted shares vest on each monthly anniversary thereafter over the following three years, subject to the NEO’s continuous service relationship with us through each applicable vesting date. The restricted shares are also subject to certain acceleration of vesting provisions as provided in the each named executive officer’s restricted stock agreement and as summarized below under the section titled “—Executive Compensation Arrangements—Employment Arrangements in Place Prior to the Offering for Named Executive Officers.”

(4)

The market price for our common stock is based on the assumed initial public offering price of our common stock is based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(5)	This stock option award was granted on December 6, 2023.

Executive Compensation Arrangements

We have entered into offer letters with each of our named executive officers. Each offer letter or employment agreement provides for “at-will” employment and the compensation and benefits described below. In connection with this offering, we intend to enter into a new employment agreement with our named executive officers that will be effective as of the closing of this offering, including new severance and change in control benefits.

Employment Arrangements in Place Prior to the Offering for Named Executive Officers

Abraham N. Ceesay, M.B.A.

On December 12, 2022, we entered into an executive offer letter with Mr. Ceesay (the “Ceesay Offer Letter”) for the position of Chief Executive Officer. The Ceesay Offer Letter provides for Mr. Ceesay’s at-will employment. Mr. Ceesay’s current base salary is $475,000 and he is eligible to receive an annual bonus with an annual target amount of 40% of his annual base salary. Mr. Ceesay is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans. Pursuant to the Ceesay Offer Letter, Mr. Ceesay received a legal fee reimbursement in connection with the negotiation of the Ceesay Offer Letter. Mr. Ceesay also received a $250,000 signing bonus in connection with the commencement of his employment. This signing bonus is subject to repayment if Mr. Ceesay’s employment is terminated for Cause (as defined in the Ceesay Offer Letter) or he resigns without Good Reason (as defined in the Ceesay Offer Letter) prior to the third anniversary of his start date as follows: 100% must be repaid if the termination occurs less than 12 months following his start date; 50% must be repaid if the termination occurs at least 12 months and less than 24 months following his start date; and 25% must be repaid if the termination occurs at least 24 months but less than 36 months following his start date.

Upon a termination of Mr. Ceesay’s employment by us without Cause or his resignation for Good Reason outside of the Change in Control Period (which is the twelve (12) month period that immediately follows the first event constituting a Change in Control), as such terms are defined in the Ceesay Offer Letter, subject to (i) signing a general release of claims in favor of us and (ii) not breaching any of the post-employment covenants and contractual obligations to us Mr. Ceesay shall be entitled to (A) continued payment of his then current base salary for a period of twelve (12) months (or the base salary in effect prior to the applicable material diminution that constitutes Good Reason, in the event of a resignation for Good Reason) and (B) if Mr. Ceesay was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ceesay had Mr. Ceesay remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Mr. Ceesay’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA. In addition, and subject to the same conditions, upon a termination by us without Cause or his resignation for Good Reason during the Change in Control Period, in addition to the severance pay and benefits set forth in (A) and (B) above, Mr. Ceesay shall be entitled to (i) a lump sum cash payment equal to Mr. Ceesay’s target bonus for the year in which the date of termination occurs, (ii) any bonus award to Mr. Ceesay for the prior calendar year but has not yet been paid, other than the target bonus and (iii) full acceleration of his then outstanding and unvested time-based equity awards.

Mr. Ceesay has entered into an Employee Confidentiality, Assignment, and Nonsolicitation Agreement that contains various restrictive covenants, including confidentiality and nonsolicitation.

Troy Ignelzi

On October 24, 2023, we entered into an executive offer letter with Mr. Ignelzi (the “Ignelzi Offer Letter”) for the position of Chief Financial Officer. The Ignelzi Offer Letter provides for Mr. Ignelzi’s at-will employment. Mr. Ignelzi’s current base salary is $420,000 and he is eligible to receive an annual bonus with an annual target amount of 35% of his annual base salary. Mr. Ignelzi is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans. Mr. Ignelzi is also eligible to receive (a) a reimbursement for all reasonable commuting expenses incurred in performing services, (b) a relocation bonus in the event Mr. Ignelzi purchases a new residence in the Cambridge/Boston area within three (3) years of the employment start date, specific terms of which shall be determined at a future date, and (c) a reimbursement for legal expenses incurred of up to $5,000.

Upon a termination of Mr. Ignelzi’s employment by us without Cause or his resignation for Good Reason outside of the Change in Control Period (which is the two (2) months before or the twelve (12) month period that immediately follows the first event constituting a Change in Control), as such terms are defined in the Ignelzi Offer Letter, subject to (i) signing a general release of claims in favor of us and (ii) not breaching any of the post-employment covenants and contractual obligations to us Mr. Ignelzi shall be entitled to (A) continued payment of his then current base salary for a period of twelve (12) months, and (B) if Mr. Ignelzi was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ignelzi had Mr. Ignelzi remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Mr. Ignelzi’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA. In addition, and subject to the same conditions, upon a termination by us without Cause or his resignation for Good Reason during the Change in Control Period, in addition to the severance pay and benefits set forth in (A) and (B) above, Mr. Ignelzi shall be entitled to full acceleration of his then outstanding and unvested time-based equity awards.

Mr. Ignelzi has entered into an Employee Confidentiality, Assignment, and Nonsolicitation Agreement that contains various restrictive covenants, including confidentiality and nonsolicitation.

Cheryl Gault

On June 29, 2023, we entered into an executive offer letter with Ms. Gault (the “Gault Offer Letter”) for the position of Chief Operating Officer. The Gault Offer Letter provides for Ms. Gault’s at-will employment. Ms. Gault’s current base salary is $420,000 and she is eligible to receive an annual bonus with an annual target amount of 35% of her annual base salary. Ms. Gault is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans. Ms. Gault also received a $75,000 signing bonus in connection with the commencement of her employment. This signing bonus is subject to 100% repayment if Ms. Gault’s employment is terminated for Cause (as defined in the Gault Offer Letter) or she resigns without Good Reason (as defined in the Offer Letter) prior to the first anniversary of her start date.

Upon a termination of Ms. Gault’s employment by us without Cause or her resignation for Good Reason outside of the Change in Control Period (which is the two (2) months before or the twelve (12) month period that immediately follows the first event constituting a Change in Control), as such terms are defined in the Gault Offer Letter, subject to (i) signing a general release of claims in favor of us and (ii) not breaching any of the post-employment covenants and contractual obligations to us Ms. Gault shall be entitled to (A) continued payment of her then current base salary for a period of nine (9) months and (B) if Ms. Gault was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Ms. Gault had Ms. Gault remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Ms. Gault’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA for a period of twelve (12) months. In addition, and subject to the same conditions, upon a termination by us without Cause or her resignation for Good Reason during the Change in Control Period, in addition to the severance pay and benefits set forth in (A) and (B) above, Ms. Gault shall be entitled to a full acceleration of her then outstanding and unvested time-based equity awards.

Ms. Gault has entered into an Employee Confidentiality, Assignment, and Nonsolicitation Agreement that contains various restrictive covenants, including confidentiality and nonsolicitation.

Employment Arrangements in Place as of the Offering for Named Executive Officers

Abraham N. Ceesay, M.B.A.

We entered into a new employment agreement with Mr. Ceesay that will be effective as of the closing of this offering. (the “Ceesay Employment Agreement”). The Ceesay Employment Agreement provides for Mr. Ceesay’s continued at-will employment as our Chief Executive Officer, an annual base salary of $628,000 and eligibility to receive an annual bonus with a target amount of 55% of his annual base salary. Mr. Ceesay is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans and receive prompt reimbursement for all reasonable expenses incurred. Pursuant to the Ceesay Offer Letter, Mr. Ceesay received a $250,000 signing bonus in connection with the commencement of his employment. This signing bonus remains subject to repayment if Mr. Ceesay’s employment is terminated for Cause (as defined in the Ceesay Employment Agreement) or he resigns without Good Reason (as defined in the Ceesay Employment Agreement) prior to the third anniversary of the date Mr. Ceesay commenced employment with us as follows: 50% must be repaid if the termination occurs at least 12 months and less than 24 months following his start date; and 25% must be repaid if the termination occurs at least 24 months but less than 36 months following his start date.

Upon a termination of Mr. Ceesay’s employment by us without Cause or his resignation for Good Reason outside of the Change in Control Period (which is the period beginning on the date that is three months prior to a Change in Control and ending on the 12 month anniversary of such Change in Control), as such terms are defined in the Ceesay Employment Agreement, subject to signing an irrevocable separation agreement and general release of claims in favor of us, Mr. Ceesay shall be entitled to (A) continued payment of his then current base salary for a period of twelve (12) months, and (B) if Mr. Ceesay was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ceesay had Mr. Ceesay remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Mr. Ceesay’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA. In lieu of the foregoing, and subject to the same conditions, upon a termination by us without Cause or his resignation for Good Reason during the Change in Control Period, Mr. Ceesay shall be entitled to (A) a lump sum in cash in an amount equal to one and one-half (1.5) times the sum of Mr. Ceesay’s (i) then current base salary (or the base salary in effect immediately prior to the Change in Control, if higher) plus (ii) target bonus for the then current year (or the target bonus in effect immediately prior to the Change in Control, if higher), (B) full acceleration of his then outstanding and unvested time-based equity awards, (C) if Mr. Ceesay was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ceesay had Mr. Ceesay remained employed by us until the earliest of (a) the eighteen (18) month anniversary of the date of termination; (b) Mr. Ceesay’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA.

The Ceesay Employment Agreement contains a Section 280G “better off cutback,” such that he would retain the greater, on an after-tax basis, of the amount resulting from (i) payment of the full amount of all compensation payable under the Ceesay Employment Agreement (taking into account the 20% excise tax imposed by Section 4999 of the Code) and (ii) application of a straight cutback.

Troy Ignelzi

We entered into a new employment agreement with Mr. Ignelzi that will be effective as of the closing of this offering (the “Ignelzi Employment Agreement”). The Ignelzi Employment Agreement provides for Mr. Ignelzi’s continued at-will employment as our Chief Financial Officer, an annual base salary of $500,000 and eligibility to receive an annual bonus with a target amount of 40% of his annual base salary. Mr. Ignelzi is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans and receive prompt reimbursement for all reasonable expenses incurred. Mr. Ignelzi is also eligible to receive a relocation benefit in the event Mr. Ignelzi purchases a new residence in the Cambridge/Boston area within three (3) years of the date Mr. Ignelzi commenced employment with us, specific terms of which shall be determined at a future date.

Upon a termination of Mr. Ignelzi’s employment by us without Cause or his resignation for Good Reason outside of the Change in Control Period (which is the period beginning on the date that is three months prior to a Change in Control and ending on the 12 month anniversary of such Change in Control), as such terms are defined in the Ignelzi

Employment Agreement, subject to signing an irrevocable separation agreement and general release of claims in favor of us Mr. Ignelzi shall be entitled to (A) continued payment of his then current base salary for a period of twelve (12) months, and (B) if Mr. Ignelzi was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ignelzi had Mr. Ignelzi remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Mr. Ignelzi’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA. In lieu of the foregoing, and subject to the same conditions, upon a termination by us without Cause or his resignation for Good Reason during the Change in Control Period, Mr. Ignelzi shall be entitled to (A) a lump sum in cash in an amount equal to one (1) times the sum of Mr. Ignelzi’s (i) then current base salary (or the base salary in effect immediately prior to the Change in Control, if higher) plus (ii) target bonus for the then current year (or the target bonus in effect immediately prior to the Change in Control, if higher), (B) full acceleration of his then outstanding and unvested time-based equity awards, (C) if Mr. Ignelzi was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Ignelzi had Mr. Ignelzi remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Mr. Ignelzi’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA.

The Ignelzi Employment Agreement contains a Section 280G “better off cutback,” such that he would retain the greater, on an after-tax basis, of the amount resulting from (i) payment of the full amount of all compensation payable under the Ignelzi Employment Agreement (taking into account the 20% excise tax imposed by Section 4999 of the Code) and (ii) application of a straight cutback.

Cheryl Gault

We entered into a new employment agreement with Ms. Gault that will be effective as of the closing of this offering (the “Gault Employment Agreement”). The Gault Employment Agreement provides for Ms. Gault’s continued at-will employment as our Chief Operating Officer, an annual base salary of $455,000 and she is eligible to receive an annual bonus with an annual target amount of 40% of her annual base salary. Ms. Gault is eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans and receive prompt reimbursement for all reasonable expenses incurred. Pursuant to the Gault Offer Letter, Ms. Gault received a $75,000 signing bonus in connection with the commencement of her employment. This signing bonus remains subject to 100% repayment if Ms. Gault’s employment is terminated for Cause (as defined in the Gault Employment Agreement) or she resigns without Good Reason (as defined in the Gault Employment Agreement) prior to the first anniversary of the date Ms. Gault commenced employment with us.

Upon a termination of Ms. Gault’s employment by us without Cause or her resignation for Good Reason outside of the Change in Control Period (which is the period beginning on the date that is three months prior to a Change in Control and ending on the 12 month anniversary of such Change in Control), as such terms are defined in the Gault Employment Agreement, subject to signing an irrevocable separation agreement and general release of claims in favor of us Ms. Gault shall be entitled to (A) continued payment of her then current base salary for a period of twelve (12) months, and (B) if Ms. Gault was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Ms. Gault had Ms. Gault remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Ms. Gault’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA. In lieu of the foregoing, and subject to the same conditions, upon a termination by us without Cause or his resignation for Good Reason during the Change in Control Period, Ms. Gault shall be entitled to (A) a lump sum in cash in an amount equal to one (1) times the sum of Ms. Gault’s (i) then current base salary (or the base salary in effect immediately prior to the Change in Control, if higher) plus (ii) target bonus for the then current year (or the target bonus in effect immediately prior to the Change in Control, if higher), (B) full acceleration of her then outstanding and unvested time-based equity awards, (C) if Ms. Gault was participating in our group health plan immediately prior to the termination date and timely elects continuation coverage under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to Ms. Gault had Ms. Gault remained employed by us until the earliest of (a) the twelve (12) month anniversary of the date of termination; (b) Ms. Gault’s eligibility for group health plan benefits under any other employer’s group health plan; or (c) cessation of the continuation rights under COBRA.

The Gault Employment Agreement contains a Code Section 280G “better off cutback,” such that she would retain the greater, on an after-tax basis, of the amount resulting from (i) payment of the full amount of all compensation payable under the Gault Employment Agreement (taking into account the 20% excise tax imposed by Section 4999 of the Code) and (ii) application of a straight cutback.

Employee Benefit and Equity Compensation Plans

2022 Stock Option and Grant Plan

Our 2022 Stock Option and Grant Plan was adopted by our board of directors on December 9, 2022 and approved by our stockholders on December 9, 2022. On August 7, 2023, our board of directors adopted and our stockholders approved an amendment to the 2022 Stock Option and Grant Plan (as amended, the “2022 Plan”). On February 7, 2024, our board of directors adopted a second amendment to the 2022 Plan and our stockholders approved this amendment on February 26, 2024. The 2022 Plan will continue to govern outstanding equity awards granted thereunder. As of May 10, 2024, options to purchase 2,769,721 shares of our common stock at a weighted-average exercise price of $5.45 per share and 150,626 shares of restricted stock were outstanding under the 2022 Plan, and 26,473 shares of our common stock remained available for future issuance under the 2022 Plan. Following this offering, we will not grant any further awards under our 2022 Plan, but all outstanding awards under the 2022 Plan will continue to be governed by their existing terms.

The shares of common stock underlying any awards under the 2022 Plan that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, are currently added back to the shares of common stock available for issuance under the 2022 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under the 2024 Plan.

Our board of directors and our compensation committee have acted as administrators of the 2022 Plan. The administrator has the full power, among other things, to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2022 Plan. Persons eligible to participate in the 2022 Plan are officers, employees, non-employee directors, consultants and advisors as selected from time to time by our board in its discretion.

The 2022 Plan permits the granting of nonqualified stock options and options intended to qualify as incentive stock options under Section 422 of the Code. The per share exercise price of each option is determined by our board of directors but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised.

The 2022 Plan permits the granting of restricted stock awards. Restricted stock awards are grants of common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the plan administrator.

In addition, the 2022 Plan permits the granting of unrestricted stock awards and restricted stock units.

The 2022 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2022 Plan, the administrator may take any one or more of the following actions as to all or any (or any portion of) outstanding option awards: (i) provide that all such awards will be assumed or substituted with substantially equivalent awards by the acquiring or succeeding corporation (or affiliate thereof); (ii) provide that all such awards will terminate or forfeit upon the effective time of any such sale event unless assumed or continued by the successor entity, or new stock options or other awards are substituted therefor; or (iii) provide for a cash payment to the holders of awards for each vested award canceled in the sale event. In addition, the administrator may take one or more of the following actions as to all or any (or any portion of) outstanding restricted stock awards and restricted stock units: (i) provide that all unvested awards will be forfeited immediately prior to the effective time of the sale event unless assumed or continued by the successor entity, or awards of the successor entity or parent thereof are substituted therefore; (ii) in the event of the forfeiture of restricted stock, provide that such restricted stock shall be repurchased; or (iii) provide for a cash payment to the holders of awards for the cancellation of the awards. Upon the occurrence of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in common stock, the administrator will equitably adjust the outstanding awards, which may include adjustments to the number and type of securities subject to such outstanding award and/or the exercise price or grant price, thereof.

Unless otherwise determined by the administrator, awards may generally not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution.

The board of directors may amend, suspend or terminate the 2022 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2022 Plan may also amend, modify or cancel any outstanding award, provided that no amendment to an award may materially and adversely affect a participant’s rights without his or her consent.

2024 Stock Option and Incentive Plan

Our 2024 Plan was adopted by our board of directors on, May 29, 2024, approved by our stockholders on May 30, 2024 and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2024 Plan will replace the 2022 Plan as our board of directors has determined not to make additional awards under the 2022 Plan following the closing of our initial public offering. However, the 2022 Plan will continue to govern outstanding equity awards granted thereunder. The 2024 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved 3,814,618 shares of our common stock for the issuance of awards under the 2024 Plan (the “Initial Limit”). The 2024 Plan provides that the number of shares reserved and available for issuance under the 2024 Plan will automatically increase on January 1, 2025 and each January 1 thereafter, by five percent of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee (the “Annual Increase”). The number of shares reserved under the 2024 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2024 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2024 Plan and the 2022 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2024 Plan.

The maximum number of shares of common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2025 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 3,814,618 shares of common stock.

The grant date fair value of all awards made under our 2024 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2024 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2024 Plan. Persons eligible to participate in the 2024 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2024 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but generally may not be less than 100 percent of the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax or (iii) complies with Section 409A of the Code. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2024 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right will be determined by our compensation committee but generally may not be less than 100 percent of the fair market value of our common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax or (iii) complies with Section 409A of the Code. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2024 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2024 Plan to participants, subject to the achievement of certain performance goals.

The 2024 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2024 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2024 Plan. To the extent that awards granted under the 2024 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal (A) the difference between the per share cash consideration payable to stockholders in the sale event and the per share exercise price of the options or stock appreciation rights, multiplied by (B) the number of shares subject to such outstanding vested and exercisable options and stock appreciation rights (to the extent exercisable at prices not in excess of the per share cash consideration), and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards equal to the per share cash consideration multiplied by the number of vested shares underlying such awards.

Our board of directors may amend or discontinue the 2024 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2024 Plan require the approval of our stockholders. The administrator of the 2024 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2024 Plan after the date that is 10 years from the effective date of the 2024 Plan. No awards under the 2024 Plan have been made prior to the date of this prospectus.

2024 Employee Stock Purchase Plan

Our ESPP was adopted by our board of directors on May 29, 2024, approved by our stockholders on May 30, 2024 and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 324,243 shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2025 and each January 1 thereafter through January 1, 2034, by the least of (i) 648,486 shares of common stock, (ii) one percent of the outstanding number of shares of common stock on the immediately preceding December 31, or (iii) such lesser number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees employed by us or any designated subsidiary or affiliate as of the first day of an offering are eligible to participate; provided that the administrator of the ESPP may determine that employees must satisfy one or more of the following service requirements before participating in the ESPP: (1) customary employment with us for more than 20 hours per week and 5 or more months per calendar year, (2) continuous employment with us for a minimum period of time, not to exceed two years, prior to the first date of an offering or (3) such other criteria as the administrator of the ESPP may determine consistent with the requirements of section 423 of the Code. However, any employee who owns 5 percent or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP, consisting of one or more purchase periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to percent of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the offering period at a price equal to 85 percent of the fair market value of the shares of our common stock on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than the number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the offering date of the offering (or such other number as established by the administrator in advance of the offering period) may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

On May 29, 2024, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”), which will become effective upon effectiveness of the registration statement of which this prospectus forms a part. The Bonus Plan provides for annual cash bonus payments based upon the attainment of company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company (the “Corporate Performance Goals”) as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: developmental, publication, clinical or regulatory milestones; scientific or technological advances; R&D capabilities; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation, and amortization; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital assets, equity, or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings, or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting and other human resources matters; operating income and/or net annual recurring revenue, or any other performance goal as selected by the compensation committee, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices, and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than two and one-half months after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Equity Grants in Connection with this Offering

In connection with this offering, our board of directors has approved the grant of options for the purchase of an aggregate of 1,040,071 shares of common stock to certain employees, including certain of our executive officers, based on the number of shares outstanding following this offering and the concurrent private placement, which will be equal to 35,376,457 based on an assumed initial public offering price of $17.00, which is the midpoint of the price range set forth on the cover page of this prospectus. The effectiveness of this grant of stock options is contingent on, and effective immediately following, the effectiveness of the registration statement of which this prospectus forms a part. The stock options will have a per share exercise price equal to initial public offering price set forth on the cover page of the final prospectus included in the registration statement, which will be the fair market value of a share of our common stock on the grant date of the stock options. The stock options will be granted under and subject to the terms and conditions of the 2024 Stock Option and Incentive Plan, and the applicable stock option agreements thereunder. The stock options will vest and become exercisable as follows: 25% of the shares subject to the stock option vested on the one-year anniversary of the vesting commencement date, and the remaining 75% of the shares subject to the stock option vest on a monthly basis thereafter, in each case, subject to the individual’s continuous service relationship with us through each applicable vesting date. Our board of directors has approved such option grants for Messrs. Ceesay and Ignelzi to purchase 530,647 and 81,366 shares of our common stock, respectively, and for Ms. Gault to purchase 88,442 shares of our common stock.

DIRECTOR COMPENSATION

2023 Director Compensation Table

The following table presents the total compensation paid by us to non-employee members of our board of directors during the fiscal year ended December 31, 2023. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of our board of directors in 2023 for their services as members of the board of directors. Mr. Ceesay, our Chief Executive Officer, does not receive any compensation from us for his service on our board of directors. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Ceesay as an employee for year ended December 31, 2023. In addition, Dr. Huber did not receive any compensation from us for his service on our board of directors for year ended December 31, 2023. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Dr. Huber for his services to us as our former Chief Executive Officer through the TRV Agreement for year ended December 31, 2023.

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards($) (2)	All Other Compensation ($)		Total ($)
Steven Paul, M.D. (3)	—	548,822	20,165	(4)	568,987
Reid Huber, Ph.D.	—	—	400,255	(4)	400,255
Jeffrey K. Tong, Ph.D.	—	—	55,500	(4)	55,500
James I. Healy, M.D., Ph.D.	—	—	—		—
Raymond Kelleher, M.D., Ph.D.	—	—	—		—
Sanjay Mistry, Ph.D.	—	—	—		—

(1)	As permitted by SEC rules, David Bredt, M.D., Ph.D., our Chief Scientific Officer, has been omitted from the table as he does not earn compensation for his services as a director.
(2)

The amounts reported in this column represent the aggregate grant date fair value of a stock option granted to Dr. Paul during 2023, as calculated in accordance with FASB ASC Topic 718. Such grant date value does not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in the grant date fair value of the awards in this column are described in Note 9—“Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

(3)

As of December 31, 2023, Dr. Paul held 477,642 unvested shares of restricted stock and an unexercised stock option to purchase 95,640 shares of our common stock. None of our other non-employee directors held any outstanding unvested stock awards or unexercised stock option.

(4)

Dr. Huber and Dr. Tong did not receive any cash compensation from us for their services as our Chief Executive Officer and Treasurer, respectively, or as members of our board of directors. Dr. Paul did not receive any cash compensation from us for his services as a director. During the year ended December 31, 2023, each of Dr. Paul, Dr. Huber and Dr. Tong provided consulting services to us through the TRV Agreement. As described below under the section titled “Certain Relationships and Related Party Transactions,” we incurred costs totaling $1.2 million during the fiscal year ended December 31, 2023 for the services provided by Third Rock Ventures, LLC, which included, among other things, the consulting services of Dr. Paul, Dr. Huber and Dr. Tong. Of the total fees we incurred under the TRV Agreement in the year ended December 31, 2023, (i) $20,165 was related to the consulting services provided by Dr. Paul, (ii) $400,225 was related to the consulting services provided by Dr. Huber and (iii) $55,500 was related to the consulting services provided by Dr. Tong.

Non-Employee Director Compensation

Prior to this offering and in connection with Ms. Burrell’s appointment to the board of directors in January 2024, Ms. Burrell entered into an offer letter agreement, pursuant to which she is eligible to receive an annual cash retainer of $30,000 per year, payable in equal quarterly installments, and a stock option award to purchase 35,027 shares of our common stock. In addition, prior to this offering and in connection with John Maraganore, Ph.D.’s appointment to the board of directors in March 2024, Dr. Maraganore entered into an offer letter agreement, pursuant to which he is eligible to receive an annual cash retainer of $30,000 per year, payable in equal quarterly installments, and a stock option award to purchase 87,567 shares of our common stock.

In connection with this offering, on May 29, 2024, our board of directors adopted a non-employee director compensation policy, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
$40,000 for general availability and participation in meetings and conference calls of our Board of Directors
Additional Annual Retainer for Committee Membership
Audit Committee Chairperson:	$15,000
Audit Committee member (other than Chairperson):	$7,500
Compensation Committee Chairperson:	$10,000
Compensation Committee member (other than Chairperson):	$5,000
Nominating and Corporate Governance Committee Chairperson:	$8,000
Nominating and Corporate Governance Committee member (other than Chairperson):	$4,000
Science & Technology Committee Chairperson:	$8,000
Science & Technology Committee member (other than Chairperson):	$4,000

In addition, our policy will provide that, upon initial election or appointment to our board of directors, each new non-employee director will be granted a one-time grant of a non-statutory stock option to purchase 29,756 shares of our common stock on the date of such director’s election or appointment to the board of directors (the “Director Initial Grant”). The Director Initial Grant will vest over three years, with 1/3 of the Director Initial Grant vesting upon the first anniversary of the vesting commencement date and the remaining 2/3 of the Director Initial Grant vesting in 24 monthly installments thereafter, subject to the non-employee director’s continued service to us on the board of directors. On the date of each annual meeting of stockholders of our company following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of a non-statutory stock option to purchase 14,878 shares of common stock (the “Director Annual Grant”). The Director Annual Grant will vest in full on the earlier of the first anniversary of the grant date or on the date of our next annual meeting of stockholders, subject to the non-employee director’s continued service to us on the board of directors. If a new non-employee director joins our Board on a date other than the date of our annual meeting of stockholders, then such non-employee director will be granted a pro-rata portion of the Director Annual Grant based on the number of months between such non-employee director’s appointment and the next annual meeting of stockholders. Such awards are subject to full accelerated vesting upon the sale of our company.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of all transactions since our date of incorporation and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•

any of our directors, executive officers or holders of more than 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities or affiliated entities, had or will have a direct or indirect material interest.

Convertible Promissory Notes

In August 2022, we issued convertible promissory notes to Third Rock Ventures V, L.P. and Johnson & Johnson Innovation—JJDC, Inc. (“JJDC”), each in the principal amount of $2,000,000. In September 2022, we issued additional convertible promissory notes to Third Rock Ventures V, L.P. and JJDC, each in the principal amount of $2,000,000. Each of notes accrued interest at a rate of 8% per year and converted into shares of our Series A convertible preferred stock, as further described below.

Series A Convertible Preferred Stock Financing

In December 2022, we issued and sold an aggregate of 40,182,354 of Series A convertible preferred stock at a price per share of $1.00 to Third Rock Ventures V, L.P. and JJDC, for an aggregate purchase price of approximately $40.2 million. Included in this amount was approximately $8.2 million of outstanding principal and interest on convertible promissory notes issued in August and September 2022, all of which converted into Series A convertible preferred stock in this financing in accordance with their terms.

In February 2023, we amended the Series A convertible preferred stock purchase agreement to add an additional investor, ARCH Venture Fund XII, L.P. In conjunction with this amendment, the existing requisite stockholders waived certain milestones to accelerate the milestone tranches. As a result, during February 2023, we issued and sold an aggregate of 60,000,000 of Series A convertible preferred stock at a price per share of $1.00 to Third Rock Ventures V, L.P., Third Rock Ventures VI, L.P., JJDC and ARCH Venture Fund XII, L.P., for an aggregate purchase price of $60.0 million.

Each outstanding share of Series A convertible preferred stock will convert into shares of common stock at a ratio of 1-for-8.5648 immediately prior to the completion of this offering. The following table summarizes the shares of our Series A convertible preferred stock issued to our related parties:

Purchasers (1)	Series A Convertible Preferred Stock	Total Purchase Price
Third Rock Ventures V, L.P. (2)	56,091,177	$56,091,177	(3)
Third Rock Ventures VI, L.P. (2)	8,000,000	$8,000,000
Johnson & Johnson Innovation—JJDC, Inc. (4)	16,091,177	$16,091,177	(5)
ARCH Venture Fund XII, L.P. (6)	20,000,000	$20,000,000

(1)	Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”

(2)

Entities affiliated with Third Rock Ventures beneficially own more than 5% of our outstanding capital stock. Dr. Huber and Dr. Tong, members of our board of directors, were designated to our board of directors by Third Rock Ventures and are each partners at Third Rock Ventures.

(3)

$52,000,000 of the total purchase price was funded in cash and $4,091,177 was funded by the conversion of Third Rock Ventures V, L.P.’s convertible promissory note (inclusive of principal and accrued interest).

(4)

JJDC beneficially owns more than 5% of our outstanding capital stock. Dr. Mistry, a former member of our board of directors, was designated to our board of directors by JJDC and is the Vice President of Venture Investments at JJDC.

(5)	$12,000,000 of the total purchase price was funded in cash and $4,091,177 was funded by the conversion of JJDC’s convertible promissory note (inclusive of principal and accrued interest).
(6)

ARCH Venture Fund XII, L.P. beneficially owns more than 5% of our outstanding capital stock. Dr. Maraganore, a member of our board of directors, was designated to our board of directors by ARCH Venture Fund XII, L.P. and is a venture partner at ARCH Venture Partners.

Series B Convertible Preferred Stock Financing

In August 2023, we issued and sold an aggregate of 51,273,790 of Series B convertible preferred stock at a price per share of $1.67727, for an aggregate purchase price of approximately $86.0 million, which included the voluntary early exercise of certain stockholders’ milestone tranche shares of Series B convertible preferred stock. In March 2024, we issued and sold an aggregate of 38,157,240 of Series B convertible preferred stock at a price per share of $1.67727, for an aggregate purchase price of approximately $64.0 million.

Each outstanding share of Series B convertible preferred stock will convert into shares of common stock at a ratio of 1-for-8.5648 immediately prior to the completion of this offering. The following table summarizes the shares of our Series B convertible preferred stock issued to our related parties:

Purchasers (1)	Series B Convertible Preferred Stock	Total Purchase Price
Third Rock Ventures VI, L.P. (2)	298,103	$499,999
Johnson & Johnson Innovation—JJDC, Inc. (3)	298,103	$499,999
ARCH Venture Fund XII, L.P. (4)	11,924,138	$19,999,999
Entities affiliated with Cormorant (5)	14,905,172	$24,999,998
Sofinnova Venture Partners XI, L.P. (6)	11,924,138	$19,999,999
Entities affiliated with Fidelity (7)	14,905,173	$25,000,000
SMALLCAP World Fund, Inc. (8)	14,905,173	$25,000,000

(1)	Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”
(2)

Entities affiliated with Third Rock Ventures beneficially own more than 5% of our outstanding capital stock. Dr. Huber and Dr. Tong, members of our board of directors, were designated to our board of directors by Third Rock Ventures and are each partners at Third Rock Ventures.

(3)

JJDC beneficially owns more than 5% of our outstanding capital stock. Dr. Mistry, a former member of our board of directors, was designated to our board of directors by JJDC and is the Vice President of Venture Investments at JJDC.

(4)

ARCH Venture Fund XII, L.P. beneficially owns more than 5% of our outstanding capital stock. Dr. Maraganore, a member of our board of directors, was designated to our board of directors by ARCH Venture Fund XII, L.P. and is a venture partner at ARCH Venture Partners.

(5)

Cormorant collectively refers to Cormorant Global Healthcare Master Fund, LP, Cormorant Private Healthcare Fund III, LP, Cormorant Private Healthcare Fund IV, LP and Cormorant Private Healthcare Fund V, LP. Dr. Kelleher, a member of our board of directors, was designated to our board of directors by Cormorant and is a Managing Director at Cormorant.

(6)	Dr. Healy, a member of our board of directors, was designated to our board of directors by Sofinnova Venture Partners XI, L.P. and is Managing Partner of Sofinnova Investments, Inc.

(7)

Fidelity collectively refers to Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool and Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. Entities affiliated with Fidelity beneficially own more than 5% of our outstanding capital stock.

(8)	SMALLCAP World Fund, Inc. beneficially owns more than 5% of our outstanding capital stock.

Concurrent Private Placement

Sofinnova Venture Partners XI, L.P. (“Sofinnova”), a beneficial owner of more than 5% of our outstanding capital stock and an affiliate of Dr. Healy, a member of our board of directors, is expected to purchase from us an aggregate of $8.0 million in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price. Based upon an assumed initial public offering price of $17.00, the midpoint of the estimated price range set forth on the cover page of this prospectus, this would be 470,589 shares of common stock. The private placement would close concurrently with, and be contingent and conditioned upon consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the consummation of the concurrent private placement. In connection with the concurrent private placement, we will enter into a stock purchase agreement with Sofinnova. Because we have not yet entered into the stock purchase agreement, we could determine to sell more, fewer or no shares to Sofinnova, and Sofinnova could determine to purchase more, fewer or no shares in the concurrent private placement.

Agreements with Stockholders

License and Collaboration Agreements

On August 9, 2022, we entered into an Option and License Agreement with Janssen Pharmaceutica NV (“Janssen”), as amended (the “Janssen License”). Sanjay Mistry, Ph.D., a former member of our board of directors, is Vice President of Venture Investments at JJDC, and JJDC, which is a beneficial owner of more than 5% of our outstanding capital stock, is an affiliate of Janssen. Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—License and Collaboration Agreements” for a description of and payments made under the Janssen License.

Service Agreement with Third Rock Ventures

Third Rock Ventures, a beneficial owner of more than 5% of our outstanding capital stock, has provided us with business, technical, financial, IT or scientific advice pursuant to a service agreement with Third Rock Ventures, dated August 9, 2022 (“service agreement”). In accordance with the service agreement, during the period from February 10, 2022 (inception) to December 31, 2022, the year ended December 31, 2023, and the three months ended March 31, 2023 and 2024 we incurred costs for services totaling $2.1 million, $1.2 million, $0.5 million and $0.1 million, respectively, which were reimbursed to Third Rock Ventures. Such costs were invoiced without service markups.

Investors’ Rights Agreement

We are a party to an amended and restated investors’ rights agreement, dated as of August 7, 2023 (“investors’ rights agreement”), with certain holders of more than 5% of our outstanding capital stock, including entities affiliated with our directors.

The investors’ rights agreement provides certain holders of our convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate upon the completion of this offering. The investors’ rights agreement further provides certain holders of our convertible preferred stock with certain rights, including certain registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Stockholders Agreement

We are a party to an amended and restated stockholders agreement, dated as of August 7, 2023 (“stockholders agreement”), with certain holders of more than 5% of our outstanding capital stock, including entities affiliated with our directors. The stockholders agreement provides for drag-along rights in respect of sales by certain holders of our capital stock. The stockholders agreement also contains provisions with respect to the elections of our board of directors and its composition.

The stockholders agreement also provides certain investors the right to purchase all or any portion of transfer stock, as well as the right of co-sale and participate in any proposed transfers. The stockholders agreement will terminate upon completion of this offering.

Employment Arrangements

We have entered into offer letter agreements with certain of our executive officers, and granted stock options to our executive officers, as more fully described in the section titled “Executive Compensation.”

Equity Grants

We have granted options to purchase shares of our common stock to certain of our executive officers and directors. For more information regarding the options granted to our executive officers and directors, see the sections titled “Executive Compensation” and “Director Compensation” included elsewhere in this prospectus.

Indemnification Agreements

Our third amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our third amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitations on Liability and Indemnification Agreements” included elsewhere in this prospectus.

Policies and Procedures for Transactions with Related Persons

Prior to completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of May 10, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 10, 2024 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Applicable percentage ownership before the offering and concurrent private placement is based on an aggregate of 26,317,633 shares of common stock (which includes 2,030,242 shares of unvested restricted common stock) deemed to be outstanding as of May 10, 2024, after giving effect to the automatic conversion of all 189,613,384 shares of our convertible preferred stock into 22,146,816 shares of common stock immediately prior to the completion of this offering and the concurrent private placement.

Applicable percentage ownership after the offering and concurrent private placement is based on 35,376,457 shares of common stock assumed to be outstanding immediately after the completion of this offering and the concurrent private placement (assuming the sale of 1,058,824 shares of common stock based on an initial public offering price of $17.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and no exercise of the underwriters’ option to purchase additional shares).

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Rapport Therapeutics, Inc., 1325 Boylston Street, Suite 401, Boston, MA 02215.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Shareholders:
ARCH Venture Fund XII, L. P.(1)	3,728,738	14.17%	10.54%
Entities affiliated with Cormorant(2)	1,740,921	6.62%	4.92%
Johnson & Johnson Innovation—JJDC, Inc.(3)	2,498,051	9.49%	7.06%
Entities affiliated with Fidelity(4)	1,740,922	6.62%	4.92%
One or more entities advised by Capital Research and Management Company(5)	1,740,922	6.62%	4.92%
Entities affiliated with Third Rock Ventures(6)	8,104,451	30.79%	22.91%
Sofinnova Venture Partners, XI, L.P.(7)	1,392,738	5.29%	3.94%

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Named Executive Officers and Directors:
Abraham N. Ceesay, M.B.A., Chief Executive Officer and Director(8)	789,703	3.00%	2.23%
Troy Ignelzi, Chief Financial Officer	—	—	—
Cheryl Gault, Chief Operations Officer(9)	157,941	*	*
Reid Huber, Ph.D., Former Chief Executive Officer and Director(6)	—	—	—
Steven M. Paul, M.D.(10)	477,642	1.81%	1.35%
Terry-Ann Burrell, M.B.A.(11)	2,189	*	*
James I. Healy, M.D., Ph.D.(7)	—	—	—
Raymond Kelleher, M.D., Ph.D.	—	—	—
John Maraganore, Ph.D.(12)	5,472	*	*
Jeffrey K. Tong, Ph.D.(6)	—	—	—
All executive officers and directors as a group (13 persons)(13)	2,398,846	45.22%	31.51%

*	Represents beneficial ownership of less than 1%.

(1)

Consists of (i) 2,336,000 shares of common stock issuable upon conversion of Series A preferred stock held by ARCH Venture Fund XII, L.P. (“ARCH XII”) and (ii) 1,392,738 shares of common stock issuable upon conversion of Series B preferred stock held by ARCH XII. ARCH Venture Partners XII, L.P. (“AVP XII LP”) is the general partner of ARCH XII. ARCH Venture Partners XII, LLC (“AVP XII LLC”) is the general partner of AVP XII LP. Keith Crandell, Kristina Burow, Steven Gillis and Robert Nelsen comprise the investment committee of AVP XII LLC (the “AVP XII LLC Committee Members”). Each of AVP XII LP and AVP XII LLC may be deemed to beneficially own the shares held by ARCH XII, and each of the AVP XII LLC Committee Members may be deemed to share the power to direct the disposition and vote of the shares held by ARCH XII. Each of AVP XII LP, AVP XIILLC and the AVP XII LLC Committee Members disclaim beneficial ownership except to the extent of their pecuniary interest therein, if any. The address of ARCH Venture Partners is 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(2)

Consists of (i) 83,702 shares of common stock issuable upon conversion of Series B preferred stock held by Cormorant Global Healthcare Master Fund, LP, (ii) 694,698 shares of common stock issuable upon conversion of Series B preferred stock held by Cormorant Private Healthcare Fund III, LP, (iii) 229,802 shares of common stock issuable upon conversion of Series B preferred stock held by Cormorant Private Healthcare Fund IV, LP and (iv) 732,719 shares of common stock issuable upon conversion of Series B preferred stock held by Cormorant Private Healthcare Fund V, LP. Cormorant Asset Management LP (“Cormorant Management”) serves as the investment manager to the Cormorant funds listed above (the “Cormorant Funds”), and Bihua Chen serves as the managing member of Cormorant Management. Ms. Chen may be deemed to beneficially own the shares held by the Cormorant Funds. The business address of the Cormorant Funds, Cormorant Management and Ms. Chen is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(3)

Consists of (i) 583,784 shares of common stock held by Johnson & Johnson Innovation—JJDC, Inc. (“JJDC”), (ii) 1,879,449 common stock issuable upon conversion of Series A preferred stock held by JJDC and (iii) 34,818 common stock issuable upon conversion of Series B preferred stock held by JJDC. JJDC is a wholly owned subsidiary of Johnson & Johnson (“J&J”). J&J may be deemed to indirectly beneficially own the shares that are directly beneficially owned by JJDC. The principal business address of J&J is One Johnson & Johnson Plaza, New Brunswick, NJ 08933, and the principal business address of JJDC is 410 George Street, New Brunswick, NJ 08901.

(4)

Consists of (i) 167,046 shares of common stock issuable upon conversion of Series B preferred stock held by Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (ii) 723,107 shares of common stock issuable upon conversion of Series B preferred stock held by Mag & Co fbo Fidelity Growth Company Commingled Pool, (iii) 130,906 shares of common stock issuable upon conversion of Series B preferred stock held by Mag & Co fbo Mt. Vernon Street Trust: Fidelity Series Growth Company

Fund, (iv) 516,185 shares of common stock issuable upon conversion of Series B preferred stock held by Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund and (v) 203,678 shares of common stock issuable upon conversion of Series B preferred stock held by Powhatan & Co., LLC FBO Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. All of the securities listed in the table above are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(5)

Consists of 1,740,922 shares of Series B Preferred Stock held by SMALLCAP World Fund, Inc. (the “CRMC Stockholder”). Capital Research and Management Company (“CRMC”) is the investment adviser for the CRMC Stockholder. CRMC and/or Capital International Investors (“CII”) may be deemed to be the beneficial owner of the shares held by the CRMC Stockholder; however, each of CRMC and CII expressly disclaims that it is the beneficial owner of such securities. Julian N. Abdey, Peter Eliot, Brady L. Enright, Bradford F. Freer, Peter Gusev, Leo Hee, M. Taylor Hinshaw, Roz Hongsaranagon, Akira Horiguchi, Shlok Melwani, Dimitrije M. Mitrinovic, Aidan O’Connell, Samir Parekh, Piyada Phanaphat, Andraz Razen, Renaud H. Samyn, Arun Swaminathan, Thatcher Thompson and Gregory W. Wendt, as portfolio managers, have voting and investment power over the shares held by the CRMC Stockholder. The business address for each of the CRMC Stockholder, CMRC and CII is 333 South Hope Street, Los Angeles, California 90071. The CRMC Stockholder acquired the securities described above in the ordinary course of its business.

(6)

Consists of (i) 583,784 shares of common stock held by Third Rock Ventures V, L.P. (“TRV V”), (ii) 6,551,449 shares of common stock issuable upon conversion of Series A preferred stock held by TRV V, (iii) 934,400 shares of common stock issuable upon conversion of Series A preferred stock held by Third Rock Ventures VI, L.P. (“TRV VI”) and (iv) 34,818 shares of common stock issuable upon the conversion of Series B preferred stock held by TRV VI. The sole general partner of TRV V is Third Rock Ventures GP V, L.P. (“TRV GP V”). The sole general partner of TRV GP V is TRV GP V, LLC (“TRV GP V LLC”). The sole general partner of TRV VI is Third Rock Ventures GP VI, L.P. (“TRV GP VI”). The sole general partner of TRV GP VI is TRV GP VI, LLC (“TRV GP VI LLC”). Abbie Celniker, Ph.D., Robert Tepper, M.D., Reid Huber, Ph.D., Jeffrey Tong, Ph.D., Kevin Gillis, Neil Exter and Cary Pfeffer, M.D. are the managing members of TRV GP V LLC and TRV GP VI LLC and collectively make voting and investment decisions with respect to shares held by TRV V and TRV VI. David Kaufman is also a managing member of TRV GP VI LLC and contributes to voting decisions with respect to shares held by TRV VI. Dr. Huber and Dr. Tong are members of our board of directors. The principal address for the entities and individuals named in this paragraph is 201 Brookline Avenue, Suite 1401, Boston, Massachusetts 02215.

(7)

Consists of 1,392,738 shares of Series B Preferred Stock held by Sofinnova Venture Partners XI, L.P. (“SVP XI”), except that Sofinnova Management XI, L.P. (“SM XI LP”), the general partner of SVP XI, may be deemed to have sole voting power, Sofinnova Management XI, L.L.C. (“SM XI LLC”), the general partner of SM XI LP, may be deemed to have sole voting power, and James I. Healy, M.D., Ph.D. and Maha Katabi, Ph.D., the managing members of SM XI LLC, may be deemed to have shared power to vote these shares. Shares of common stock beneficially owned after this offering does not include the shares of common stock that SVP XI intends to purchase in the concurrent private placement. For additional information on SVP XI’s expected participation in the concurrent private placement, see the section titled “Certain Relationships and Related Person Transactions—Concurrent Private Placement” included elsewhere in this prospectus. Each of SM XI LP, SM XI LLC, Dr. Healy and Dr. Katabi disclaim beneficial ownership of the shares held by SVP XI, except to the extent of their respective pecuniary interest therein.

The principal address for the entities and individuals named in this paragraph is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, CA 94025.
(8)

Consists of (i) 626,245 shares of common stock (including shares of unvested restricted common stock) held by Mr. Ceesay, (ii) 81,729 shares of common stock held by the The Ceesay Family Irrevocable Trust u/t/d March 27, 2024 and (iii) 81,729 shares of common stock held by The Dorothy Ceesay Irrevocable Trust u/t/d dated March 27, 2024 .

(9)	Consists of 157,941 shares of common stock (including unvested restricted common stock) held by Ms. Gault.
(10)	Consists of 477,642 shares of common stock (including unvested restricted common stock) held by Dr. Paul.
(11)	Consists of 2,189 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 10, 2024 held by Ms. Burrell.
(12)	Consists of 5,472 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 10, 2024 held by Dr. Maraganore.
(13)

Consists of (i) 2,974,969 shares of common stock (including unvested restricted common stock), (ii) 7,485,849 shares of common stock issuable upon conversion of Series A preferred stock, (iii) 1,427,556 shares of common stock issuable upon conversion of Series B preferred stock and (iv) 7,661 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 10, 2024.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our third amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

Upon filing of our third amended and restated certificate of incorporation and the completion of this offering and the concurrent private placement, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2024, there were 26,317,633 shares of common stock outstanding (which includes 2,030,242 shares of unvested restricted common stock) and held of record by 57 stockholders. This amount assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the completion of this offering.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering and the concurrent private placement will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of May 10, 2024, 2,769,721 shares of common stock were issuable upon the exercise of outstanding stock options under the 2022 Plan, at a weighted-average exercise price of $5.45 per share. Following this offering, 3,814,618 shares of our common stock will be reserved for future issuance under the 2024 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2022 Plan, that expire or are repurchased, forfeited, cancelled, or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans” included elsewhere in this prospectus.

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our third amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than four years after the completion of this offering.

Demand Registration Rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of at least 25% of these shares may request that we register all or a portion of their shares. We are not required to effect more than two registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price of at least $5 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 60 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In connection with this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, will be entitled to certain Form S-3 registration rights. Holders of at least 10% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $1 million. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expiration of Registration Rights

The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate upon the earliest of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (ii) with respect to each stockholder, such date, on or after the completion of this offering, on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act or another similar exemption and (iii) the fifth anniversary of the completion of this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Our third amended and restated certificate of incorporation and amended and restated bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our third amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our third amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our third amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our third amended and restated certificate of incorporation and amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our third amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our third amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our third amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our third amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our third amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated bylaws will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations on Liability and Indemnification

See the section titled “Management—Limitations on Liability and Indemnification Agreements” included elsewhere in this prospectus.

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “RAPP.”

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although we have applied to list our common stock on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering and the concurrent private placement, based on our shares outstanding as of March 31, 2024, a total of 35,376,457 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering, including those sold in the concurrent private placement, will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 353,765 shares immediately after this offering and the concurrent private placement, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2022 Plan, the 2024 Plan, and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock (including certain shares of common stock to be issued in the concurrent private placement) or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC, subject to certain exceptions. See the section titled “Underwriting” included elsewhere in this prospectus for more information.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration rights” included elsewhere in this prospectus for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to as the “Code”), Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences, or any tax consequences arising under any state, local or non-U.S. tax laws. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens, or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons who acquire our common stock through the exercise of an option or otherwise as compensation;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of owning and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of non-U.S. holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•

a corporation or any organization taxable as a corporation for U.S. federal income taxes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

•	a foreign trust or estate, the income of which is not subject to U.S. federal income tax on a net income basis.

Distributions on our common stock

As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any distributions on our capital stock. However, if we were to distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain on sale or other taxable disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.- source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial United States owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of from property of a type that can produce U.S. source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC, TD Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
TD Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated

Total	8,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,200,000 shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares of our common stock from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock (including certain shares of common stock to be issued in the concurrent private placement) or securities convertible into or exchangeable for shares of common stock (collectively, “Lock-Up Securities”) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the immediately preceding paragraph do not apply to our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock with respect to:

Transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of such lock-up party or the immediate family of such lock-up party or, if such lock-up party is a trust, to a trust or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 under the Securities Act) of such lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by the lock-up party or affiliates of such lock-up party (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a disposition, transfer or distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us from one of our employees upon death, disability or termination of employment, in each case, of such employee, (ix) if the lock-up party is not one of our officers or directors, in connection with a sale of such lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or in the concurrent private placement or (B) in open market transactions after the closing date of this offering or (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement; provided that (A) in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock up agreement containing the same restrictions set forth above, (C) in the case of clauses (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (i), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement containing the same restrictions set forth above.

In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the lock-up period, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period, (b) transfer the lock-up party’s Lock-Up Securities to us pursuant to an agreement under which we have the option to repurchase shares or a right of first refusal with respect to transfer of such shares, provided that no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto the circumstances of such transfer or distribution, (c) (i) transfer its Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of us, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the voting securities of the surviving entity) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of common stock or other such securities in connection with a transaction described in clause (i); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement, or (d) convert outstanding shares of our convertible preferred stock into shares of common stock, provided that any such shares received upon such conversion shall remain subject to the provisions of the lock-up agreement.

The restrictions on transfers or other dispositions by us described above do not apply to us with respect to (i) the sale of shares of common stock pursuant to this offering, (ii) the issuance of shares of common stock or any securities (or any securities (including without limitation options, restricted stock or restricted stock units) convertible into, or exercisable for, shares of common stock pursuant to any employee stock option plan, incentive plan, stock plan, dividend reinvestment plan or otherwise in equity compensation arrangements in place as of the date of the underwriting agreement and described in this prospectus, (iii) the grant of awards pursuant to employee equity-based compensation plans, incentive plans, stock plans, or other arrangements in place as of the date of the underwriting agreement and described in this prospectus, (iv) the filing of a registration statement on Form S-8 in connection with the registration of shares of common stock issuable under any employee equity-based compensation plan, incentive plan, stock plan, dividend reinvestment plan adopted and approved by the our board of directors prior to the date of the underwriting agreement and described in this prospectus, (v) the issuance of up to 5% of the outstanding shares of our common stock in connection with the acquisition of the assets of, or a majority or controlling portion of the equity of, or a joint venture with another entity in connection with its acquisition us of such entity and (vi) the offer and sale of shares of our common stock pursuant to the concurrent private placement; provided that each recipient of any shares of common stock issued or sold pursuant to (ii)-(iii) and (v) above enter into a lock-up agreement with the underwriters with the same restrictions set forth above.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “RAPP.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above.

“Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering and the concurrent private placement, excluding underwriting discounts and commissions and placement agent fees, will be approximately $4.5 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000 relating to the clearance of this offering with FINRA.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. For example, affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, own an aggregate of 5,365,861 shares of our Series B preferred stock, which will automatically convert into an aggregate of 626,724 shares of our common stock (reflecting a proportional adjustment to the conversion ratios of our convertible preferred stock as a result of the 1-to-8.5648 reverse stock split of our common stock effected on May 31, 2024) in connection with this offering. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Sofinnova Venture Partners, XI, L.P. and affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, each of which are existing stockholders, are expected to purchase approximately $8 million and $10 million, respectively, in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price (or an aggregate of 1,058,824 shares based on the initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The private placement would close concurrently with, and be contingent and conditioned upon consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the consummation of the concurrent private placement. Because we have not yet entered into a binding agreement with such existing stockholders, we could determine to sell more, fewer or no shares to each of these existing stockholders, and any of such existing stockholders could determine to purchase more, fewer or no shares in this offering. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 7.0% of the total purchase price of the private placement shares.

The shares to be purchased in the concurrent private placement by affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC, will be deemed to be underwriting compensation by FINRA, and therefore will be subject to a 180-day lock-up period pursuant to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), such shares may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sale of the concurrent private placement, subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant Member), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member or, where appropriate, approved in another Relevant Member and notified to the competent authority in that Relevant Member, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares shall require the Issuer or Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression. “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

This offering document is not intended to constitute an offer or solicitation to purchase or invest in the shares of our common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this offering document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this offering document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this offering document nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this offering document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS

The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Cooley LLP, New York, New York, is representing the underwriters in this offering.

EXPERTS

The financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from February 10, 2022 (inception) to December 31, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-279486) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov/edgar.

We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at www.rapportrx.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 21, 2023 and 2022	F-3

Consolidated Statements of Operations and Comprehensive Loss for the Year Ended December 31, 2023 and for the Period from February 10, 2022 (inception) to December 31, 2022	F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Year Ended December 31, 2023 and for the Period from February 10, 2022 (inception) to December 31, 2022	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rapport Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rapport Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows for the year ended December 31, 2023 and for the period from February 10, 2022 (inception) to December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and for the period from February 10, 2022 (inception) to December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 27, 2024, except for the effects of the reverse stock split discussed in Note 16 to the consolidated financial statements, as to which the date is June 3, 2024

We have served as the Company’s auditor since 2023.

Rapport Therapeutics, Inc.

Consolidated Balance Sheets

(In Thousands, Except Share Data)

	December 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	$31,159	$70,169
Short-term investments	—	77,309
Restricted cash	—	85
Prepaid expenses and other current assets	109	3,309

Total current assets	31,268	150,872
Property and equipment, net	335	1,916
Operating lease right-of-use asset	—	2,084
Other assets	—	551

Total assets	$31,603	$155,423

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable (1)	$1,450	$2,502
Accrued expenses and other current liabilities (1)	213	5,631
Operating lease liability	—	670

Total current liabilities	1,663	8,803
Series A preferred stock tranche right liability	10,435	—
Series B preferred stock tranche right liability	—	4,200
Operating lease liability, net of current portion	—	1,476

Total liabilities	12,098	14,479
Commitments and contingencies (Note 14)
Series A convertible preferred stock, $0.001 par value; 100,182,354 shares authorized as of December 31, 2022 and 2023; 40,182,354 and 100,182,354 shares issued and outstanding as of December 31, 2022 and 2023, respectively; liquidation preference of $40,182 and $100,182 as of December 31, 2022 and 2023, respectively	29,567	89,487
Series B convertible preferred stock, $0.001 par value; zero and 89,431,030 shares authorized as of December 31, 2022 and 2023, respectively; zero and 51,273,790 shares issued and outstanding as of December 31, 2022 and 2023, respectively; liquidation preference of zero and $86,000 as of December 31, 2022 and 2023, respectively	—	77,091
Stockholders’ deficit
Common stock, $0.001 par value; 150,000,000 and 250,000,000 shares authorized at December 31, 2022 and 2023, respectively; 3,587,345 and 4,170,817 shares issued and outstanding as of December 31, 2022 and 2023, respectively	4	4
Additional paid-in capital	586	19,796
Accumulated other comprehensive income	—	4
Accumulated deficit	(10,652)	(45,438)

Total stockholders’ deficit	(10,062)	(25,634)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$31,603	$155,423

(1)

Includes related party amounts of $0.7 million and $0.2 million (accounts payable) and less than $0.1 million and zero (accrued expenses) as of December 31, 2022 and 2023, respectively (see Notes 5 and 13).

The accompanying notes are an integral part of these consolidated financial statements.

Rapport Therapeutics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, except share and per share data)

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023
Operating expenses
Related party acquired in-process research and development	$5,000	$—
Research and development (1)	4,115	27,999
General and administrative (2)	1,252	8,180

Total operating expenses	10,367	36,179

Loss from operations	(10,367)	(36,179)
Other income (expense):
Interest income	—	2,527
Interest expense	(285)	—
Change in fair value of preferred stock tranche right liability	—	(1,124)

Total other income (expense), net	(285)	1,403

Net loss before income taxes	(10,652)	(34,776)
Provision for income taxes	—	10

Net loss	$(10,652)	$(34,786)

Net loss per share attributable to common stockholders, basic and diluted	(13.71)	(23.10)

Weighted-average common shares outstanding, basic and diluted	777,212	1,505,774
Comprehensive loss:
Net loss	$(10,652)	$(34,786)
Change in unrealized gains on investments, net of tax	—	4

Total other comprehensive income	—	4

Comprehensive loss	$(10,652)	$(34,782)

(1)

Includes related party amounts of $1.6 million and $0.7 million for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, respectively (see Note 13).

(2)

Includes related party amount of $0.6 million and $0.9 million for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, respectively (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Rapport Therapeutics, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In Thousands, Except Share Data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at February 10, 2022 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—
Settlement of convertible promissory notes and accrued interest to Series A convertible preferred stock, net of Series A preferred stock tranche right liability of $2,125	8,182,354	6,057	—	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of Series A preferred stock tranche right liability of $8,310 and issuance costs of $180	32,000,000	23,510	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	1,167,568	1	9	—	—	10
Issuance of restricted common stock	—	—	—	—	2,419,777	2	19	—	—	21
Stock-based compensation expense	—	—	—	—	—	—	559	—	—	559
Net loss	—	—	—	—	—	—	—	—	(10,652)	(10,652)

Balance at December 31, 2022	40,182,354	$29,567	—	$—	3,587,345	$4	$586	$—	$(10,652)	$(10,062)

Issuance of Series A convertible preferred stock for the settlement of the second and third tranche right liability, net of issuance costs of $80	60,000,000	59,920	—	—	—	—	11,465	—	—	11,465
Issuance of Series B convertible preferred stock, net of Series B preferred stock tranche right liability of $4,619 and issuance costs of $632	—	—	46,504,135	69,860	—	—	2,887	—	—	2,887
Issuance of Series B convertible preferred stock for the settlement of the second tranche right liability	—	—	4,769,655	7,231	—	—	1,283	—	—	1,283
Issuance of restricted common stock	—	—	—	—	630,174	1	53	—	—	54
Repurchase of unvested restricted common stock	—	—	—	—	(46,702)	—	(4)	—	—	(4)
Stock-based compensation expense	—	—	—	—	—	—	3,525	—	—	3,525
Net loss	—	—	—	—	—	—	—	—	(34,786)	(34,786)
Change in unrealized gain on investments, net of tax	—	—	—	—	—	—	—	4	—	4

Balance at December 31, 2023	100,182,354	$89,487	51,273,790	$77,091	4,170,817	$4	$19,796	$4	$(45,438)	$(25,634)

The accompanying notes are an integral part of these consolidated financial statements.

Rapport Therapeutics, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023
Cash flows from operating activities:
Net loss	$(10,652)	$(34,786)
Adjustments to reconcile net loss to net cash used in operating activities
Related party acquired in-process research & development	5,000	—
Non-cash interest (income) expense	285	(6)
Depreciation and amortization	15	112
Net (accretion) and amortization of investments in marketable securities	—	(75)
Change in fair value of preferred stock tranche right liability	—	1,124
Non-cash lease expense	—	206
Stock-based compensation expense	559	3,525
Series A and B preferred stock issuance costs allocated to tranche right liabilities	63	67
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(109)	(3,200)
Other assets	—	(240)
Accounts payable	1,445	856
Accrued expenses and other current liabilities	152	5,380
Operating lease liabilities	—	(144)

Net cash used in operating activities	(3,242)	(27,181)

Cash flows from investing activities
Related party acquired in-process research & development	(5,000)	—
Purchases of short-term investments	—	(77,224)
Purchases of property and equipment	(284)	(1,636)

Net cash used in investing activities	(5,284)	(78,860)

Cash flows from financing activities
Proceeds from issuance of Series A convertible preferred stock, including tranche rights, net of issuance costs paid	31,756	59,920
Proceeds from issuance of Series B convertible preferred stock, including tranche rights, net of issuance costs paid	—	85,300
Proceeds from issuance of convertible promissory notes	8,000	—
Payment of debt issuance costs	(102)	—
Proceeds from issuance of common stock and restricted common stock	31	54
Repurchase of unvested restricted common stock	—	(4)
Payment of deferred offering costs	—	(134)

Net cash provided by financing activities	39,685	145,136

Net increase in cash, cash equivalents, and restricted cash	31,159	39,095
Cash, cash equivalents, and restricted cash at beginning of period	—	31,159

Cash, cash equivalents, and restricted cash at end of period	$31,159	$70,254

The accompanying notes are an integral part of these consolidated financial statements.

Rapport Therapeutics, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	For the period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023
Supplemental cash flow information:
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,290
Supplemental disclosure for noncash investing and financing activities:
Settlement of Series A preferred stock tranche right liability	$—	$11,465
Settlement of Series B preferred stock tranche right liability	$—	$513
Settlement of convertible promissory notes and accrued interest to Series A convertible preferred stock	$8,182	$—
Deferred offering costs included in accrued expenses at period end	$—	$177
Purchases of property and equipment included in accounts payable and accrued expenses at period end	$66	$123
Unrealized gain on short-term investments	$—	$4
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$31,159	$70,169
Restricted cash	—	85

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$31,159	$70,254

The accompanying notes are an integral part of these consolidated financial statements.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

1. Nature of the Business and Basis of Presentation

Rapport Therapeutics, Inc., together with its consolidated subsidiary (the “Company”) is a clinical-stage biopharmaceutical company focused on discovery and development of transformational small molecule medicines for patients suffering from central nervous system disorders. The Company was incorporated in the state of Delaware in February 2022 as Precision Neuroscience NewCo, Inc. In October 2022, the Company changed its name to Rapport Therapeutics, Inc. The Company is located in Boston, Massachusetts and San Diego, California.

The Company is subject to risks and uncertainties common to early stage companies in the biotechnology industry, including, but not limited to, completing preclinical studies and clinical trials, obtaining regulatory approval for product candidates, market acceptance of products, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, and the ability to raise additional capital to fund operations. The Company’s product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2023, the Company has funded its operations primarily with proceeds from the sale of convertible notes and convertible preferred stock. The Company has incurred recurring losses since its inception, including net losses of $10.7 million for the period from February 10, 2022 (inception) to December 31, 2022 and $34.8 million for the year ended December 31, 2023. In addition, as of December 31, 2023, the Company had an accumulated deficit of $45.4 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the consolidated financial statements for the year ended December 31, 2023, the Company expects that its cash and cash equivalents and short-term investments will be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance of the consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will convert into shares of common stock (see Note 7). In the event the Company does not complete an IPO, the Company will seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding it could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects, or it may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of the Company. Intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected within these consolidated financial statements include, but are not limited to, research and development expenses and accruals, the valuation of the Company’s common stock and stock-based awards and the valuation of preferred stock tranche right liability. The Company bases its estimates on known trends and other market-specific or relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ materially from those estimates or assumptions.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company maintains its cash and cash equivalents at high-quality and accredited financial institutions in amounts that could exceed federally insured limits. Cash equivalents are invested in money market funds. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company’s short-term investments consist of U.S. Treasury bills and government securities and as a result, the Company believes represent minimal credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial purchase to be cash equivalents. As of December 31, 2022 and 2023 the amount of cash equivalents included in cash and cash equivalents totaled zero and $47.3 million, respectively.

Restricted cash

Restricted cash consisted of a letter of credit totaling zero and $85 thousand as of December 31, 2022 and 2023, respectively, that is required to be maintained in connection with the Company’s lease arrangement. The letter of credit is in the name of the Company’s landlord and is required to fulfill lease requirements in the event the Company should default on its lease obligation.

Short-term investments

The Company’s short-term investments consist of investments in debt securities, including U.S. Treasury securities, with remaining maturities beyond three months at the date of purchase that are available to be

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Notes to Consolidated Financial Statements

converted into cash to fund its current operations. The Company had no short-term investments as of December 31, 2022. As of December 31, 2023, all of the Company’s debt securities were classified as available-for-sale and were carried at fair market value (see Note 3). The unrealized gains on the Company’s available-for-sale debt securities are recorded in other comprehensive income in the consolidated statements of operations and comprehensive loss.

Short-term debt securities in an unrealized loss position are evaluated for impairment at least quarterly. For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether or not it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the investment security’s amortized cost basis is written down to fair value through net income.

For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In conducting this assessment for debt securities in an unrealized loss position, management evaluates the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors.

If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the investment security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income. As of December 31, 2022 and 2023, there was no allowance for credit losses recorded on the Company’s consolidated balance sheet.

The Company’s interest income consists of interest earned from cash, cash equivalents, and short-term investments.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the convertible preferred stock or in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2022 and 2023, there were zero and $0.3 million, respectively, of deferred offering costs capitalized and included in other assets on the balance sheet.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be

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Notes to Consolidated Financial Statements

classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents, short-term investments, and preferred stock tranche right liabilities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Asset Classification	Estimated Useful Life
Computer equipment	3 years
Lab equipment	5 years
Leasehold Improvements	Shorter of remaining lease term or useful life

Costs for capital assets not yet placed into service are capitalized and are depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance that do not improve or extend the life of the respective assets are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment, and operating lease right-of-use assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. If such asset group is considered to not be recoverable, the impairment loss to be recognized is measured based on the excess of the carrying value of the impaired asset group over its fair value.

For the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, the Company did not recognize any impairment losses on long-lived assets.

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Notes to Consolidated Financial Statements

Segment Information

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief executive officer, who is the chief operating decision maker, reviews the Company’s financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. All of the Company’s long-lived assets are located in the United States.

Classification and Accretion of Convertible Preferred Stock

The Company’s Series A convertible preferred stock and Series B convertible preferred stock (together, the “Convertible Preferred Stock”) are classified outside of stockholders’ deficit on the Company’s consolidated balance sheet because the holders of such stock have certain liquidation preference in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would result in the redemption of the then-outstanding Convertible Preferred Stock. Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the Convertible Preferred Stock would be made only when a deemed liquidation event becomes probable.

The Company recorded the Convertible Preferred Stock at fair value upon issuance, net of tranche right liabilities (see Note 7) and associated issuance costs.

Preferred Stock Tranche Right Liabilities

The purchase agreements for the Company’s Convertible Preferred Stock (see Note 7) provided investors the obligation to participate in subsequent offerings of Convertible Preferred Stock and the Company an obligation to issue additional Convertible Preferred Stock, at the initial offering price, when certain conditions are met.

The Company classified the preferred stock tranche right as a liability on its consolidated balance sheet as each preferred stock tranche right is a freestanding financial instrument that may require the Company to transfer assets to settle its obligation (upon events that are outside of its control). The preferred stock tranche right liability was initially recorded at fair value upon the date of issuance and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred stock tranche right liability are recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. Any issuance costs allocated to the preferred stock tranche right liability were immediately expensed.

Research and Development Expenses

Costs for research and development activities are expensed as incurred. Research and development expenses consist of costs incurred in connection with performing research and development activities, including amounts incurred under agreements with external vendors and consultants engaged to perform preclinical and clinical studies and to manufacture research and development materials for use in such studies, salaries and related personnel costs, stock-based compensation, consultant fees, and third-party license fees.

Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed over the maintenance period. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Acquired In-Process Research and Development

The Company measures and recognizes asset acquisitions or licenses of intellectual property that are not deemed to be business combinations based on the cost to acquire or license the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition or license of intellectual property, the cost allocated to acquire in-process research and development (“IPR&D”) with no alternative future use is recognized as research and development expense on the acquisition date.

Upfront payments are expensed in the period in which they are incurred and milestone payments are accrued for and expensed in the period in which achievement of the milestone is probable. These costs are immediately expensed provided that the product candidate has not achieved regulatory approval for marketing and absent obtaining such approval, has no alternative future use. Once regulatory approval has been obtained, milestone payments are capitalized and amortized over the remaining useful life of the related product. Acquired IPR&D for the period from February 10, 2022 (inception) to December 31, 2022 consisted of $5.0 million of upfront and option payments to a Related Party in conjunction with the technology license arrangement (see Note 12). There was no acquired IPR&D for the year ended December 31, 2023.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Contingencies

The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2022 and 2023, no liabilities were recorded for loss contingencies (see Note 14).

Stock-Based Compensation

The Company measures all stock options granted to employees, directors and non-employees based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model. For awards to non-employees, the expected term of the option is equal to the contractual term of the non-employees’ service agreement. The Company measures restricted stock awards using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s common stock at the date of grant.

The Company grants stock options and restricted stock awards that are subject to either service or performance-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to

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Notes to Consolidated Financial Statements

non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. Compensation expense for awards to employees and non-employees with service and performance-based vesting conditions is recognized based on the grant-date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable. As of each reporting date, the Company estimates the probability that specified performance criteria will be met and does not recognize compensation expense until it is probable that the performance-based vesting condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the period from February 10, 2022 (inception) to December 31, 2022 there was no difference between net loss and comprehensive loss. For the year ended December 31, 2023, comprehensive loss includes unrealized gains on short-term investments.

Net Loss per Share Attributable to Common Stockholders

The Company applies the two-class method when computing net loss per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all income (loss) for the period had been distributed. The Company considers its Convertible Preferred Stock to be participating securities as, in the event a dividend is paid on common stock, the holders of Convertible Preferred Stock would be entitled to receive dividends on a basis consistent with the common stockholders. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, excluding potentially dilutive common shares and unvested restricted common stock. Diluted net income (loss) per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purposes of this calculation, the Company’s outstanding stock options, unvested restricted common stock, and convertible preferred stock are considered potential dilutive common shares.

The Company reported net loss and net loss attributable to common stockholders for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term in general and administrative expenses. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded in the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term. The Company has elected not to recognize leases with terms of 12 months or less. The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company had accrued no amounts for interest or penalties related to uncertain tax positions as of December 31, 2022 and 2023.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. Finally, in June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective date of this standard was deferred to annual reporting periods beginning after December 15, 2021 and interim periods within annual reporting periods beginning after December 15, 2022, and early adoption was still permitted. The Company adopted ASC 842, as amended on February 10, 2022 (inception). Adoption of the standard had no impact on the Company’s consolidated statement of operations and comprehensive loss or statement of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in the earlier recognition of credit losses, if any. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”), which provides additional implementation guidance on the previously issued ASU 2016-13. For the Company, both ASU 2016-13 and ASU 2019-05 are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted the standard effective February 10, 2022 (inception) on a prospective basis which did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt, Debt with Conversion and Other Options (Subtopic 470-20g) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which, among other things, provides guidance on how to account for contracts on an entity’s own equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the ASU eliminated the need for the Company to assess whether a contract on the entity’s own equity (1) permits settlement in unregistered shares, (2) whether counterparty rights rank higher than shareholder’s rights, and (3) whether collateral is required. In addition, the ASU requires incremental disclosure related to contracts on the entity’s own equity and clarifies the treatment of certain financial instruments accounted for under this ASU on earnings per share. The ASU also simplifies the accounting for convertible instruments by removing the beneficial conversion feature and cash conversion feature separation models. This ASU may be applied on a full retrospective or modified retrospective basis. This ASU is effective for (i) smaller reporting companies for fiscal years beginning after December 15, 2023 and (ii) all other public entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard on February 10, 2022 (inception). Adoption of the standard had no impact on the Company’s financial position or results of operations.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. This approach differs from the current requirement to measure contract assets and contract liabilities acquired in a business combination at fair value. The amendments in this update are effective for (i) public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and (ii) all other entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal

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Notes to Consolidated Financial Statements

years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The amendments in this update are to be applied prospectively to business combinations occurring on or after the effective date. The Company adopted this standard effective January 1, 2023. Adoption of the standard has had no impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company qualifies as an ‘‘emerging growth company’’ as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to ‘‘opt out’’ of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, the Company can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to ‘‘opt out’’ of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting-Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures. This ASU will have no impact on the Company’s consolidated balance sheet or results of operations.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to disclose specific categories in the effective tax rate reconciliation, as well as additional information for reconciling items that exceed a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid disaggregated by federal, state and foreign taxes, and further disaggregated for specific jurisdictions that exceed 5% of total income taxes paid, among other expanded disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

3. Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2022:
	Level 1	Level 2	Level 3	Total
Liabilities:
Series A preferred stock tranche right liability	$—	$—	$10,435	$10,435

	$—	$—	$10,435	$10,435

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Notes to Consolidated Financial Statements

	Fair Value Measurements at December 31, 2023:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$23,441	$—	$—	$23,441
US Treasury bills	—	23,832	—	$23,832
Short-term investments:
U.S. Treasury bills and government securities	—	77,309	—	$77,309

	$23,441	$101,141	$—	$124,582

Liabilities
Series B preferred stock tranche right liability	$—	$—	$4,200	$4,200

	$—	$—	$4,200	$4,200

Money market funds are highly liquid and actively traded marketable securities that generally transact at a stable $1.00 net asset value representing its estimated fair value. For the period from February 10, 2022 (inception) to December 31, 2022 and the year ended December 31, 2023, there were no transfers between Level 1, Level 2 and Level 3.

The Company classifies its U.S. Treasury securities as short-term because they are available to be converted into cash to fund current operations. The fair value of the Company’s U.S. Treasury bills and government securities are classified as Level 2 because they are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency and U.S. Treasury securities.

The underlying securities held in the money market funds held by the Company are all government backed securities.

Short-term investments consisted of the following (in thousands):

	December 31, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments:
U.S. Treasury bills and government securities	$77,305	$4	$—	$77,309

	$77,305	$4	$—	$77,309

The contractual maturities of the Company’s short-term investments in available-for-sale debt securities held were as follows (in thousands):

	December 31, 2022	December 31, 2023
Due within one year	$—	$77,309

	$—	$77,309

Valuation of Preferred Stock Tranche Right Liability

The Series A and Series B preferred stock tranche right liabilities in the table above are composed of the fair value of obligations to issue Series A convertible preferred stock and Series B convertible preferred stock,

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

respectively (see Note 7), either upon achievement of certain specified milestones, upon the waiver of such milestone achievement by a majority vote of the respective series convertible preferred stockholders or in relation to the Series B convertible preferred stock, upon a shareholder exercising its right to early exercise the tranche right. The fair value of the tranche right liability was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The fair value of the tranche right liabilities were determined using a Contingent Forward Analysis, which is a scenario-based lattice model that accounts for the different possible milestone scenarios and their associated probabilities, as estimated by the Company. The valuation model considered the probability of closing the tranche, the estimated future value of the Convertible Preferred Stock to be issued at each closing and the investment required at each closing. Future values were converted to present value using a discount rate appropriate for probability-adjusted cash flows. The risk-free rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time to each tranche closing.

Series A Preferred Stock Tranche Right Liability

The significant unobservable inputs used in the valuation model to measure the Series A preferred stock tranche right liability that is categorized within Level 3 of the fair value hierarchy as of December 31, 2022 are as follows:

	Second Tranche Milestone	Third Tranche Milestone
Probability of meeting Series A milestones	50%	30%
Milestone achievement date	6/30/2023	12/31/2023
Risk-free rate	4.70%	4.70%
Expected value of Series A if milestones are not met	$0.33	$0.53

The following table provides a roll-forward of the aggregate fair value of the Company’s Series A preferred stock tranche right liability, for which fair value is determined using Level 3 inputs (in thousands):

Series A Preferred Stock Tranche Right Liability
Balances at February 10, 2022 (inception)	$—
Initial fair value of Series A preferred stock tranche right liability	10,435

Balance as of December 31, 2022	10,435
Change in fair value of Series A preferred stock tranche right liability	1,030
Settlement of Series A preferred stock tranche right liability upon waiver	(11,465)

Balance as of December 31, 2023	$—

Series B Preferred Stock Tranche Right Liability

The significant unobservable inputs used in the valuation model to measure the Series B preferred stock tranche right liability that is categorized within Level 3 of the fair value hierarchy as of December 31, 2023 are as follows:

Second Tranche Milestone
Probability of meeting Series B milestone	80%
Milestone achievement date	12/31/2024
Risk-free rate	4.79%
Expected value of Series B if milestones are not met	$0.84

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table provides a roll-forward of the aggregate fair value of the Company’s Series B preferred stock tranche right liability, for which fair value is determined using Level 3 inputs (in thousands):

Series B Preferred Stock Tranche Right Liability
Balance as of December 31, 2022	$—
Initial fair value of Series B preferred stock tranche right liability	4,619
Settlement of Series B preferred stock tranche right liability upon early exercise	(513)
Change in fair value of Series B preferred stock tranche right liability	94

Balance as of December 31, 2023	$4,200

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2022	2023
Lab equipment	$295	$1,719
Computer equipment	—	43
Leasehold improvements	—	255
Construction in process	55	26

Total property and equipment	$350	$2,043
Less: Accumulated depreciation	(15)	(127)

	335	1,916

Depreciation expense of property and equipment for the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023 was $15 thousand and $0.1 million, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2022	2023
Research and development	$120	$2,645
Professional fees	49	459
Related party consulting fees	30	—
Employee related	—	2,413
Accrued other	14	114

	$213	$5,631

6. Convertible Promissory Notes

In August and September 2022, the Company issued a total of four Convertible Promissory Notes (the “Notes” or the “Convertible Notes”) as part of a series of Convertible Notes to two Related Parties (the “Holders”) (see Note 13). The Convertible Notes had an aggregate principal amount of $8.0 million, which

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

consisted of $4.0 million to each of the Holders, and bore interest at a rate of 8% per annum computed on the basis of a 365-day year and maturity dates 12 months from the date of issuance. Upon initial issuance the Notes were recorded net of $0.1 million of related issuance costs.

The Notes are automatically converted into the series of convertible preferred equity securities sold in a qualified financing event with total proceeds not less than $30 million upon the closing of such financing. Holders of the Notes also have the option to convert their Notes into the series of capital stock sold in a non-qualifying financing event. The conversion price shall equal to the lesser of (i) 100% of the per share price paid by investors in the financing event or (ii) a per share price derived from assuming a fully-diluted pre-money valuation for a financing of $10 million.

In addition, upon specified events such as a change of control or sale of substantially all of the Company’s assets, the Notes are redeemable at 100% of principal and accrued interest.

In December 2022, in conjunction with the Company’s Series A convertible preferred stock financing, the Holders exercised their right to exchange the Notes, plus accrued interest, for an aggregate of 8,182,354 shares of Series A convertible preferred stock. At the time of settlement, the Notes had an unamortized discount of $77 thousand, which was recorded as a loss on extinguishment of debt within interest expense in the consolidated statement of operations and comprehensive loss. The fair value of the Series A convertible preferred stock issued in exchange for the Notes of $8.2 million was offset by $2.1 million related to the Series A preferred stock tranche right liability, as discussed below.

7. Convertible Preferred Stock

The Company has issued Series A convertible preferred stock and Series B convertible preferred stock.

Series A Convertible Preferred Stock and Series A Preferred Stock Tranche Right Liability

In December 2022, the Company completed its first closing of Series A convertible preferred stock and issued and sold 32,000,000 shares of Series A convertible preferred stock, at a price of $1.00 per share, for cash proceeds of $31.8 million, net of issuance costs of $0.2 million, of which $63 thousand was allocated to the tranche right and recognized in the statement of operations and comprehensive loss as general and administrative expense. Contemporaneously, investors converted their Convertible Promissory Notes (Note 6) with a principal and accrued interest amount of $8.2 million for 8,182,354 shares of Series A convertible preferred stock, bringing the total number of shares of Series A convertible preferred stock issued to 40,182,354.

The purchase agreement for the Series A convertible preferred stock provided investors the obligation to purchase an additional 60,000,000 shares of Series A convertible preferred stock (the “Series A Milestone Tranches”) at a price of $1.00 per share in the subsequent second and third tranche closings upon the achievement of specified second and third tranche milestones by the Company or the right to purchase additional shares upon waiving of such milestone achievement by a majority vote of Series A convertible preferred stockholders. Within 30 days prior to a Deemed Liquidation Event (see definition below), investors can also choose to early exercise their tranche right by providing the Company a written notice.

Upon the first closing of the Series A convertible preferred stock in December 2022, the Company recorded a preferred stock tranche right liability of $10.4 million and a corresponding reduction to the carrying value of the Series A convertible preferred stock. There was no change in the fair value of the Series A preferred stock tranche right liability from December 9, 2022, to December 31, 2022 and therefore, the Company did not recognize any other income or expenses related to the tranche right liability for the year ended December 31, 2022.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

In February 2023, the Company amended the Series A convertible preferred stock purchase agreement to add an additional investor, who purchased 10,000,000 shares, at the price of $1.00 per share, resulting in cash proceeds of $10.0 million, less $19 thousand of issuance costs and to amend the total number of shares subject to the Series A Milestone Tranches from 60,000,000 to 50,000,000.

In conjunction with the amendment to the Series A convertible preferred stock purchase agreement, the Company’s existing Series A convertible preferred stockholders agreed to waive the second and third tranche milestones and exercised the tranche right in February 2023. As a result, an aggregate of 50,000,000 shares of Series A convertible preferred stock were issued and sold at a price of $1.00 per share, resulting in total cash proceeds of $50 million, less $61 thousand of issuance costs. As a result of this issuance, the Series A preferred stock tranche right liability with a then fair value of $11.5 million immediately prior to the amendment and waiver, was settled in full and recognized in additional paid-in capital as a capital contribution.

Series B Convertible Preferred Stock and Series B Preferred Stock Tranche Right Liability

In August 2023, the Company issued and sold 46,504,135 shares of Series B convertible preferred stock, at a price of $1.67727 per share for cash proceeds of $77.3 million, net of issuance costs of $0.7 million, of which $67 thousand was allocated to the tranche right and recognized in the statement of operations and comprehensive loss as general and administrative expense. The 46,504,135 shares include the 10,731,725 shares that were early exercised on the original issuance date (discussed below).

The purchase agreement for the Series B convertible preferred stock provided investors the obligation to purchase an additional 42,926,895 shares of Series B convertible preferred stock (the “Series B Milestone Tranche”) at a price of $1.67727 per share in the subsequent closing upon the achievement of a specified milestone by the Company or the right to purchase additional shares upon waiving of such milestone achievement by a majority vote of Series B convertible preferred stockholders. Additionally, each stockholder of Series B convertible preferred stock has the right to early exercise the tranche right by providing three days advance written notice. Upon the closing of the Series B convertible preferred stock, the Company recorded a preferred stock tranche right liability of $4.6 million and a corresponding reduction to the carrying value of the Series B convertible preferred stock.

Concurrent with the original issuance of the Series B convertible preferred stock, six stockholders exercised their right to early exercise the Series B preferred stock tranche right and purchased 10,731,725 shares. Consequently, the Company recognized $1.2 million in additional paid-in capital associated with the simultaneous original issuance and early exercise. Additionally, the investors paid a premium of $1.7 million for these shares over their fair value which was also recorded in additional paid-in capital.

Subsequent to the original issuance, one stockholder exercised its right to early exercise the Series B preferred stock tranche right and purchased 4,769,655 shares of Series B convertible preferred stock for cash proceeds of $8.0 million. The fair value of the associated tranche right liability that was settled at the time of the sale of $0.5 million was recognized in additional paid-in capital. Additionally, the investor paid a premium of $0.8 million for these shares over their fair value which was also recorded in additional paid-in capital as a capital contribution.

As of December 31, 2023, the Company remeasured the Series B tranche right liability to be $4.2 million and recognized $0.1 million in other expense for the change in the fair value of the Series B tranche right liability during the year.

Upon issuance of each series of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

	December 31, 2022
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per share	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	100,182,354	40,182,354	$29,567	$40,182	8.5648	4,693,298

	100,182,354	40,182,354	$29,567	$40,182		4,693,298

	December 31, 2023
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per share	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	100,182,354	100,182,354	$89,487	$100,182	8.5648	11,701,298
Series B convertible preferred stock	89,431,030	51,273,790	77,091	86,000	14.3655	5,988,764

	189,613,384	151,456,144	$166,578	$186,182		17,690,062

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

The holders of the Convertible Preferred Stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the Convertible Preferred Stock could convert on the record date for determination of shareholders entitled to vote. A majority vote of the holders of Convertible Preferred Stock along with a majority vote of the Series B convertible preferred stock (the “Required Vote”) is required to, among others, liquidate or dissolve the Company, amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of Convertible Preferred Stock, declare a dividend or make a distribution, or change the authorized number of directors constituting the board of directors.

In addition, the holders of shares of Series A convertible preferred stock, voting exclusively and as a separate class, are entitled to elect up to three directors of the Company. The holders of shares of Series B convertible preferred stock, voting exclusively and as a separate class, are entitled to elect up to two directors of the Company.

Conversion

Each share of Series A convertible preferred stock is convertible into common stock, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable conversion ratio then in effect, provided that such holder may waive such option to convert upon written notice to the Company. Holders of Series B convertible preferred stock are not entitled to elect to convert shares of Series B convertible preferred stock into shares of Common Stock at any time during the period commencing on the date of the first issuance of the Series B convertible preferred stock and ending immediately following the earliest to occur of (i) the Series B Milestone Tranche closing, (ii) the achievement of the second tranche milestone, (iii) the date

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

such holder’s obligation to purchase its Second Tranche Shares is fulfilled, (iv) the termination of such holder’s obligations to complete the Series B Milestone Tranche closing and (v) such date as agreed to by the Company and the holders of a majority of the then outstanding shares of Series B convertible preferred stock, voting as a separate, exclusive class. In addition, each share of Convertible Preferred Stock will be automatically converted into shares of common stock at the then-effective applicable conversion ratio upon either (i) the closing of a firm-commitment underwritten public offering of its common stock at a price per share of at least $14.70302 resulting in at least $50.0 million of gross proceeds, net of underwriting discount and commissions, to the Company, or (ii) the date specified by vote or written consent of the holders of the Required Vote, voting as a single class.

The conversion ratio of each class of Convertible Preferred Stock is determined by dividing the Applicable Original Issue Price of each class of Convertible Preferred Stock by the Conversion Price of each class. As of December 31, 2022 and 2023, the Conversion Price was $8.5648 per share for Series A convertible preferred stock and $14.3655 per share for Series B convertible preferred stock, each subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Convertible Preferred Stock.

There shall be no adjustment in the conversion price of the Convertible Preferred Stock as the result of the issuance or deemed issuance of additional shares of the Company’s common stock if the Company receives written notice from the holders of the Required Vote of the then outstanding shares of Convertible Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of additional shares of the Company’s common stock.

In the event that any holder of Convertible Preferred Stock who is required to participate in a subsequent closing pursuant to the purchase agreement does not purchase the aggregate number of subsequent closing shares, then each share of Convertible Preferred Stock held by such holder shall automatically be converted into shares of common stock at a ratio of one share of common stock for every ten shares of Convertible Preferred Stock held immediately prior to the consummation of such subsequent closing.

Dividends

The holders of the Convertible Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, non-cumulative dividends at the rate of 8% of the Applicable Original Issue Price of the Convertible Preferred Stock (the “Preferred Dividend”).

The Company shall not declare, pay or set aside any dividends on common shares of the Company unless the holders of Convertible Preferred Stock then outstanding shall first receive, or simultaneously receive, the Preferred Dividend on each outstanding Convertible Preferred Stock and a dividend on each outstanding Convertible Preferred Stock in an amount at least equal to the product of (1) the dividend payable on each share of such class or series determined, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of such series of Convertible Preferred Stock, in each case calculated on the record date for determination of the holders entitle to receive such dividend. As of December 31, 2022 and 2023, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock then outstanding shall be entitled, on a pari passu basis among the series of Convertible Preferred Stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Convertible Preferred Stock are entitled to an amount per

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

share equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined below). After the payment in full of the Convertible Preferred Stock preference amount, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis.

Unless at least the holders of the Required Vote, elect otherwise, a Deemed Liquidation Event shall include a merger, consolidation, or share exchange (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, or the closing of the transfer of 50% or more of the Company’s outstanding voting stock, or any merger or consolidation in connection with a SPAC transaction or reverse merger transaction.

Redemption

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

8. Common Stock

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Convertible Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of Convertible Preferred Stock. As of December 31, 2022 and 2023, no dividends have been declared or paid.

As of December 31, 2022 and 2023, the Company had reserved 12,022,379 and 23,890,096 shares of common stock, respectively, of which 11,701,298 and 22,146,816 were reserved for the potential conversion of shares of Series A convertible preferred stock and Series B convertible preferred stock, respectively, and 321,081 and 1,743,280 for issuance under the 2022 Stock Option and Grant Plan.

9. Stock-Based Compensation

The Company’s 2022 Stock Option and Grant Plan (the “2022 Plan”) provides for the Company to grant incentive stock options (“ISO”) or non-qualified stock options, unrestricted stock awards, restricted stock awards and restricted stock units (collectively, the “Awards”) to the employees, directors, and consultants of the Company. The 2022 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

As of December 31, 2022, the total number of shares of common stock authorized and issuable under the 2022 Plan was 321,081. In August 2023, the Company’s board of directors further increased the number of shares of common stock reserved for issuance under the plan from 321,081 shares to 1,743,280 shares. As of December 31, 2023, 214,319 shares remain available for future grants. Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of awards under the 2022 Plan. As of December 31, 2023, the Company has issued 2,850,884 shares of restricted stock awards outside of the 2022 plan which will be settled using the Company’s authorized common shares.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

The exercise price for stock options granted may not be less than the 100% of the fair market value of the Company’s common stock on the date of grant, as determined by the board of directors. In the case of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock (“10% Owner”) as determined by the board of directors as of the date of grant, the exercise price per share shall not be less than 110% of the fair market value on the grant date. The Company’s board of directors determines the fair market value of the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. Unless otherwise provided, at the time of grant, the options granted pursuant to the 2022 Plan have a ten year contractual term from the date of grant, or five years from the date of grant in the case of an ISO that is granted to a 10% Owner.

The vesting periods for awards issued inside of the plan generally vest over four years and for awards issued outside of the plan, vesting can differ, however they generally vest over a period of 4 years. Some grantees’ stock-compensation awards may contain an acceleration vesting clause that would result in their unvested shares to become fully vested upon the occurrence of a change in control event.

Stock Option Valuation

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:

	For the period from February 10, 2022 (inception) to December 31,	Year Ended December 31,
	2022	2023
Expected volatility	—	95.45% - 99.20%
Risk-free interest rate	—	4.14% - 4.23%
Expected dividend yield	—	0.00%
Expected term (in years)	—	4.0 - 6.0
Fair value of common stock	—	$6.34

Stock Options

There were no stock options granted for the period from February 10, 2022 (inception) to December 31, 2022.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the Company’s stock option activity for the year ended December 31, 2023:

	Number of Shares	Weighted- Average Exercise Price per share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2022	—	$—	—	$—
Granted	1,376,596	1.80
Exercised	—	—
Forfeited	—	—
Expired	—	—

Options outstanding at December 31, 2023	1,376,596	$1.80	9.83	$$6,249

Options vested and exercisable at December 31, 2023	—	—	—	—
Options vested and expected to vest at December 31, 2023	1,376,596	$1.80	9.83	$$6,249

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The weighted-average grant-date fair value of stock options granted for the year ended December 31, 2023 was $5.74 per share. As of December 31, 2023, there was $7.7 million of total unrecognized compensation cost related to unvested stock options. The Company expects to recognize such amount over a remaining weighted-average period of 3.68 years.

Restricted Stock Awards (“RSA”)

The Company awards restricted stock both under the 2022 Plan as well as outside of the 2022 Plan. During the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, the Company issued service-based RSAs and performance-based RSAs.

For restricted stock issued under the 2022 Plan, for a period of up to 6 months from a grantee’s termination, the Company has the right and option to repurchase unvested RSAs at the lower of (i) the original purchase price per share or (ii) the fair market value per share as of the date of the Company elects to exercise its repurchase right. In September 2023, the Company exercised its option to repurchase 46,702 unvested RSAs at their original purchase price after the grantee ceased providing services.

For restricted stock issued outside of the 2022 Plan, for a period of up to 90 days from a grantee’s termination, the Company has the right and option to repurchase unvested restricted common stock at the original repurchase price per share paid by the grantee.

For the period from February 10, 2022 (inception) to December 31, 2022, the Company issued 1,425,855 shares of restricted stock outside of the 2022 Plan. For the year ended December 31, 2023, the Company issued 1,425,029 shares of restricted stock outside of the 2022 Plan and 199,067 shares of restricted stock under the 2022 Plan. Shares of restricted common stock granted to employees and directors are not deemed, for accounting purposes, to be outstanding until those shares have vested.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

During the period from February 10, 2022 (inception) to December 31, 2022, 1,700,368 service-based restricted shares and 719,409 performance-based restricted shares were legally issued, but 544,291 and 449,631 shares, respectively, were not considered granted for accounting purposes because individuals did not begin providing services until the year ended December 31, 2023.

Each award type is discussed below.

Service-Based RSAs

The majority of the RSAs have service-based vesting conditions and vest over a period from immediately to four years. Compensation expense is recognized on a straight-line basis over the requisite service period.

The following table summarizes the Company’s service-based RSA grant activity for the year ended December 31, 2023:

	RSAs	Weighted- Average Grant Date Fair Value
Unvested shares at December 31, 2022	986,443	$2.92
Granted	1,073,749	4.22
Vested	(427,492)	3.33
Forfeited	(46,702)	4.54

Unvested shares at December 31, 2023	1,585,998	$3.64

The aggregate fair value of service-based RSAs that vested during the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, was $0.5 million and $2.2 million, respectively. The aggregate intrinsic value of restricted stock awards is calculated as the positive difference between the prices paid, if any, of the restricted stock awards and the fair value of the Company’s common stock

As of December 31, 2023, there was $5.4 million of total unrecognized compensation cost related to unvested service-based RSAs which the Company expects to recognize over a weighted-average period of 2.96 years.

Performance-Based RSAs

The Company has also granted performance-based RSAs to certain employees and directors with a vesting commencement date contingent upon the subsequent closing of the Company’s Series A convertible preferred stock financing. The Company has determined that it has met all the conditions to establish the grant date for these performance-based RSAs at the original issuance date. Therefore, these awards are deemed to contain an implied performance condition. The vesting of the performance-based RSAs is also subject to grantees’ continued service until the 4th anniversary date of the closing of a subsequent financing.

Share-based compensation expense associated with the performance-based RSAs is recognized if the performance condition is considered probable of achievement. As of December 31, 2022, the Company has concluded that it was not probable that the performance condition related to performance-based RSAs would be achieved, and as a result no compensation expense was recorded. In February 2023, the existing Series A convertible preferred stock investors waived the second and third tranche milestones and the Company closed on the sale of its second and third tranches of Series A convertible preferred stock. As a result, the performance condition was deemed to be met. The Company recognized $1.6 million of compensation expense for the performance-based RSAs for the year ended December 31, 2023.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the Company’s performance-based RSA grant activity for the year ended December 31, 2023:

	RSAs	Weighted- Average Grant Date Fair Value
Unvested shares at December 31, 2022	269,778	$2.92
Granted	550,347	3.98
Vested	(170,861)	3.63
Forfeited	—	—

Unvested shares at December 31, 2023	649,264	$3.63

The aggregate fair value of performance-based RSAs that vested during the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, was zero and $0.8 million, respectively.

The aggregate intrinsic value of restricted stock awards is calculated as the positive difference between the prices paid, if any, of the restricted stock awards and the fair value of the Company’s common stock.

As of December 31, 2023, there was $1.3 million of total unrecognized compensation cost related to unvested performance-based restricted common stock which the Company expects to recognize over a weighted-average period of 1.88 years.

Stock-Based Compensation

The Company recorded stock-based compensation expense for stock options of zero and $0.2 million and for RSAs of $0.6 million and $3.3 million in the period from February 10, 2022 (inception) to December 31, 2022, and during the year ended December 31, 2023, respectively. The following table below summarizes the classification of the Company’s stock-based compensation expense related to stock options and restricted common stock awards in the consolidated statements of operations and comprehensive loss (in thousands):

	Period from February 10, 2022 (inception) to December 31, 2022	For the year ended December 31, 2023
General and Administrative	$53	$1,637
Research and Development	506	1,888

	$559	$3,525

10. Leases

Operating Lease

In June 2023, the Company entered into a lease for its corporate headquarters in Boston, Massachusetts. The lease commenced August 31, 2023 with an initial term of 40 months. The monthly lease payments are $66 thousand for the first 12 months, with 2% escalation each year. In conjunction with the lease, the Company paid a security deposit of $0.1 million, which is recorded on the Company’s consolidated balance sheet as restricted cash as of December 31, 2023.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Right-of-use lease assets and lease liabilities are reported in the Company’s consolidated balance sheets as follows (in thousands):

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Operating lease
Operating lease right-of-use assets, net	$—	$2,084
Operating lease right-of-use liabilities, current	—	670
Operating lease right-of-use liabilities, non-current	—	1,476

Total operating lease liabilities	$—	$2,146

The components of operating lease costs were as follows (in thousands):

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Operating lease costs	$—	$261
Variable lease costs	—	9
Short-term lease costs	71	382

Other information related to leases was as follows (in thousands):

Supplemental cash flow information

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Cash flows included in the measurement of lease liabilities:
Cash paid for amounts included in the measurement of operating lease liabilities	$—	$199
Right-of-use lease assets obtained in exchange for new operating lease liabilities	$—	$2,290

Lease term and discount rate

	December 31,
	2022	2023
Weighted-average remaining lease term—operating lease	—	3
Weighted-average discount rate—operating lease	—	7.29%

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023, maturities of operating lease liabilities for each of the following five years and a total thereafter were as follows (in thousands):

2024	$805
2025	820
2026	766

Total minimum future lease payments	$2,391
Less: Imputed interest	(245)

Total lease liabilities	$2,146

11. Income Taxes

For the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, the Company recorded a tax provision of zero and $10 thousand, respectively. In addition, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2022 and 2023.

The components of income tax provision are as follows (in thousands):

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Components of income tax provision
Current Provision:
Federal	$—	$—
State	—	10

Total current provision	—	10
Deferred income tax provision (benefit)	—	—
Federal	—	—
State	—	—

Total deferred income tax provision (benefit)	—	—

Total provision for (benefit from) income taxes	$—	$10

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Rate Reconciliation
Statutory U.S. federal rate	21.00%	21.00%
Permanent Differences	-0.69%	-0.84%
State income taxes, net of federal benefit	2.32%	6.47%
Research and development credits	1.86%	3.64%
Valuation allowance	-24.50%	-30.30%

Effective tax rate	-0.01%	-0.03%

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net deferred tax assets (liabilities) consisted of the following (in thousands):

	As of December 31,
	2022	2023
Deferred Tax Summary
Deferred tax assets:
US and State net operating loss carryforwards	$119	$1,345
Capitalized research and development costs	972	7,307
Depreciation	9	—
License fees capitalization	1,131	1,211
Stock-based compensation	128	1,041
Research and development credit carryforwards	250	1,837
Lease liability	—	567
Accruals and other	—	635

Total deferred tax assets	2,609	13,943

Deferred tax liabilities
Depreciation	—	(27)
Right-of-Use Asset	—	(551)
481(a) Adjustment	—	(220)

Total deferred tax liabilities	—	(798)

Valuation Allowance	(2,609)	(13,145)

Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2022 and 2023, the Company had U.S. federal net operating loss carryforwards of $0.6 million and $6.0 million and state net operating loss carryforwards of zero and $1.6 million, respectively. Federal losses have an indefinite carryforward period, but can only offset 80% of federal taxable income in a given year. Losses for state purposes begin to expire in 2042. As of December 31, 2022 and 2023, the Company had federal research and development tax credit carryforwards of $0.2 million and $1.5 million, respectively, and state research and development tax credit carryforwards of $0.1 million and $0.5 million, respectively, which begin to expire in 2042 and 2037.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of amortizable license fees, capitalized research and development expenses, and net operating loss carryforwards. Under the applicable accounting standards, management has considered the Company’s activity and concluded that it is more likely than not that the Company will not recognize the benefits of domestic deferred tax assets. Accordingly, a full valuation allowance of $2.6 million as of December 31, 2022 and $13.1 million as of December 31, 2023, respectively, was recorded. Changes in valuation allowance for deferred tax assets during the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023 related primarily to the increases in NOLs, research and development tax credit carryforwards, capitalized research and development expenses pursuant to IRC Section 174, and stock-based compensation were as follows:

	Period from February 10, 2022 (inception) to December 31, 2022	Year Ended December 31, 2023
Valuation allowance at February 10, 2022 (inception)	$—	$(2,609)
Decreases recorded as benefit to income tax provision	—	—
Increases recorded to income tax provision	(2,609)	(10,536)

Valuation allowance as of end of year	$(2,609)	$(13,145)

The federal and state net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and similar state provisions, due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. As of December 31, 2023, the Company has not completed a 382 study to assess whether a change of ownership has occurred since its formation.

Section 174 made by the Tax Cuts and Jobs Act of 2017 (the TCJA) for tax year beginning on or after Jan. 1, 2022, no longer permits an immediate deduction for research and development expenditures in the tax year that such costs are incurred. Section 174 costs are expenditures which represent research and development costs that are incident to the development or improvement of a product, process, formula, invention, computer software or technique. The research and experimental (“R&E”) expenses under Section 174 must be capitalized and amortized over five years for research performed in the U.S. and 15 years for research performed outside the U.S. We have included the impact of this provision, which results in a deferred tax asset of approximately $1.0 million as of December 31, 2022 and $7.3 million as of December 31, 2023.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertain tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. As of December 31, 2023, the Company had not recorded any reserves for uncertain tax positions or related interest and penalties. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision.

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions in the United States and other countries, where applicable. There are currently no pending tax examinations. The

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Company is open to federal and state tax examination under statute from 2022 to present. Carryforward attributes from prior years can be adjusted upon examination by federal and state tax authorities to the extent utilized in an open tax year or in future periods.

There are no tax matters under discussion with taxing authorities that are expected to have a material effect on the Company’s consolidated financial statements.

12. Related Party License Agreement

In August 2022, the Company entered into an option and license agreement with Janssen Pharmaceutical NV (“Janssen License”) under which the Company received an exclusive option to obtain from Janssen (a) a worldwide exclusive license for the research, development, and commercialization of transmembrane AMPAR regulatory protein-g8 (“TARPg8”) products for the diagnosis, treatment, prophylaxis or palliation of any disease or condition in humans or other animals (the “Field”) and (b) an assignment of certain patents related to TARPg8, in each case of (a)-(b), subject to certain retained rights by Janssen. Pursuant to the Janssen License, the Company also received a worldwide, royalty-free, non-exclusive license (exclusive under certain joint patents) for the research, development, and commercialization of certain neuronal nicotinic acetylcholine (“nACh”) products in the Field.

In conjunction with the Janssen License, the Company made a non-refundable, non-creditable upfront payment of $1.0 million to Janssen after entering into the Janssen License. In October 2022, the Company exercised the option and paid a non-refundable, non-creditable option fee of $4.0 million to Janssen. If the Company succeeds in developing and commercializing TARPg8 products, Janssen will be eligible to receive (i) up to $76.0 million in development milestone payments and up to $40.0 million in sales milestone payments for the product containing the lead TARPg8 development candidate, and (ii) up to $25.0 million in development milestone payments and up to $42.0 million in sales milestone payments for other products containing a non-lead TARPg8 development candidate.

Janssen is also eligible to receive (a) royalties ranging from mid-single digits to high single digits on worldwide net sales of any products containing a TARPg8 development candidate and (b) royalties ranging from low-single digits to mid-single digits for other TARPg8 products that do not contain a TARPg8 development candidate, in each case of (a) and (b), subject to potential reductions following the expiration of valid claims and regulatory exclusivity covering such TARPg8 products, the launch of certain generic products and the application of certain anti-stacking reductions for third party IP payments, subject to a customary reduction floor. The royalties for any TARPg8 product will expire on a country-by-country basis upon the latest to occur of (i) the expiration of all valid patent claims covering such product in such country, (ii) the expiration of all regulatory exclusivities in such country, and (iii) a specified number of years following the first commercial sale of such product in such country.

The Company has the right to terminate the Janssen License for any or no reason upon providing prior written notice to Janssen upon ninety (90) days’ prior written notice to Janssen. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach or upon certain insolvency events involving the other party.

The Company determined that the Janssen License represented an asset acquisition, rather than a business combination, as substantially all of the fair value of the assets acquired in the Janssen License was concentrated in a single asset, the TARPg8 compound, which was in early stage of development at the time of acquisition. As the IPR&D asset was determined to have no alternative future use, the Company recognized the aggregate acquisition cost as related party acquired in-process research and development expense in the consolidated statement of operations and comprehensive loss for the period from February 10, 2022 (inception) to

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

December 31, 2022. For the period from February 10, 2022 (inception) to December 31, 2022 and the year ended December 31, 2023, the Company recognized $5.0 million and zero of related party acquired in-process research and development expense in connection with the consideration due under the Janssen License.

13. Related Party Transactions

Janssen

Janssen, counterparty to the Janssen License, is a related party to a founding investor in the Company, Johnson & Johnson Innovation—JJDC, Inc., as both entities are direct subsidiaries of Johnson & Johnson, Inc. For the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, the Company incurred costs of $0.1 million and $0.4 million, respectively, which was recognized as research and development expense in the consolidated statement of operations and comprehensive loss, to Janssen for the use of lab space in California. As of December 31, 2022 and 2023, there were no related party transactions in accounts payable. As of December 31, 2022 and 2023, $11 thousand and zero was included in accrued expenses, respectively.

Third Rock Ventures

Third Rock Ventures LLC (“Third Rock”) is a founding investor in the Company. For the period from February 10, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, the Company incurred costs of $2.1 million and $1.2 million, respectively, of which $1.5 million and $0.3 million, respectively was recognized as research and development expense, and $0.6 million and $0.9 million, respectively, was recognized as general and administrative expense in the consolidated statement of operations and comprehensive loss, to Third Rock primarily for management consulting and other various start-up support activities. As of December 31, 2022 and 2023, $0.7 million and $0.2 million, respectively, was included in accounts payable. As of December 31, 2022 and 2023, $19 thousand and zero, respectively was included in accrued expenses.

14. Commitments and Contingencies

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with the board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2022 and 2023.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

other costs associated with such proceedings are expensed as incurred. As of December 31, 2022 and 2023, the Company was not a party to any material legal proceedings or claims.

NeuroPace Master Services Agreement and Statement of Work

In November 2023, the Company entered into a master services agreement (the “NeuroPace Agreement”) with NeuroPace Inc. (“NeuroPace”), the manufacturer and distributor of the RNS system. Pursuant to the NeuroPace Agreement and in accordance with statement of work agreements entered into from time to time, NeuroPace provides the Company with certain services with respect to data from the RNS systems used in our clinical trials. The NeuroPace Agreement also grants the Company a royalty-free, worldwide, exclusive, non-transferable license to all data collected by the RNS systems in its Phase 2a clinical trial and the outcomes of algorithms that are applied to such data, as well as the ability to publish the outcomes of algorithms, subject to certain conditions. The consideration the Company will pay to NeuroPace for such services is set out in each statement of work agreement.

The NeuroPace Agreement contains an exclusivity provision providing that, at any time while providing services under the NeuroPace Agreement and for a period after the final clinical study report, NeuroPace may not perform any services that are the same as the services covered by the NeuroPace Agreement to any business that directly competes with us, subject to the specific terms of the NeuroPace Agreement. The NeuroPace Agreement also contains standard representations and warranties, confidentiality and intellectual property protective provisions and indemnification terms.

The NeuroPace Agreement expires on the later of three years from the effective date or the completion of all services under all statement of work agreements entered into prior to the third anniversary of the effective date. Either party may terminate the NeuroPace Agreement or any statement of work agreement (i) without cause by giving written notice to the other party within a specified period of time, (ii) by giving written notice upon a curable material breach that is not remediated within a specified period of time, or (iii) immediately upon written notice in the event of a material breach that cannot be cured.

Concurrently with the execution of the NeuroPace Agreement, the parties also entered into an initial statement of work under the NeuroPace Agreement, as amended in March 2024 (the “NeuroPace SOW”), pursuant to which NeuroPace agreed to provide services related to the Company’s Phase 2a clinical trial of RAP-219, including, among other things, clinical trial readiness support, identification of potential patients satisfying the enrollment criteria and RNS system data reporting and data analysis. Pursuant to the payment schedule set out in the NeuroPace SOW, we will pay NeuroPace an aggregate of up to $3.7 million over a period of approximately two years in connection with NeuroPace’s provision of services and achievement of certain patient enrollment and deliverable milestones. During the year ended December 31, 2023, the Company paid NeuroPace $1.5 million, which is recorded as prepaid expenses and other current assets in the consolidated balance sheet.

15. Net Loss per Share

The Company calculated basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company considers Series A convertible preferred stock and Series B convertible preferred stock to be participating securities as the holders are entitled to receive cumulative dividends as well as residuals in liquidation.

Under the two-class method, basic net loss per share available to common stockholders was calculated by dividing the net loss available to common stockholder by the weighted-average number of shares of common stock outstanding during the period, which excludes unvested restricted stock. The net loss available to common

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

stockholders was not allocated to the Series A convertible preferred stock or Series B convertible preferred stock as the holders of Convertible Preferred Stock did not have a contractual obligation to share in losses. Diluted net loss per share available to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, preferred stock, unvested restricted stock and stock options were considered common stock equivalents but had been excluded from the calculation of diluted net loss per share available to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to common stockholders, diluted net loss per share available to common stockholders is the same as basic net loss per share available to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

	Period from February 10, 2022 (inception) to December 31, 2022	Year ended December 31, 2023
Numerator:
Net loss attributable to common stockholders	$(10,652)	$(34,786)
Denominator:
Weighted average common shares outstanding, basic and diluted	777,212	1,505,774
Net loss per share attributable to common stockholders, basic and diluted	$(13.71)	$(23.10)

For purposes of this calculation, the Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share available to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Period from February 10, 2022 (inception) to December 31, 2022	Year ended December 31, 2023
Series A convertible preferred stock	4,693,298	11,701,298
Series B convertible preferred stock	—	5,988,764
Options to purchase common stock	—	1,376,596
Unvested restricted common stock—service based	986,443	1,585,998
Unvested restricted common stock—performance based	269,778	649,264

	5,949,519	21,301,920

16. Reverse Stock Split

On May 31, 2024, the Company effected a one-for-8.5648 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios of each series of the Company’s preferred stock (see Note 7). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

17. Subsequent Events

For its consolidated financial statements as of December 31, 2023, the Company has evaluated subsequent events through March 27, 2024, the date on which those consolidated financial statements were available to be issued. In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through June 3, 2024, the date the financial statements were available to be reissued.

Rapport Therapeutics, Inc.

Notes to Consolidated Financial Statements

Leases

In February 2024, the Company entered into a lease for laboratory and office space in San Diego, California with a lease term of 5 years for which the Company expects to pay $9.6 million over the lease term.

Grant of Stock Options under the 2022 Plan

In January, February and March 2024, the Company granted options for the purchase of an aggregate of 35,027, 131,930 and 1,133,934 shares of common stock, at an exercise price of $1.80, $4.46 and $9.60 per share, respectively. The aggregate grant-date fair value of the options granted has not yet been determined. It is expected to be recognized as stock-based compensation expense over a period of 4.0 years.

Series B Preferred Stock Tranche Right Settlement

In February 2024, the Company’s existing Series B convertible preferred stockholders voted to waive the second tranche milestones and subsequently exercised the tranche right in March 2024. As a result, an aggregate of 38,157,240 shares of Series B convertible preferred stock were issued and sold at a price of $1.67727 per share, resulting in total cash proceeds of $64.0 million, less $87 thousand of issuance costs.

Increase in Shares Authorized for Issuance under the 2022 Plan

In March 2024, the Company amended the 2022 Plan to increase the aggregate number of shares of the Company’s common stock reserved for issuance pursuant to the 2022 Plan by 1,205,279 shares for a total reserved for issuance of 2,948,559 shares.

Rapport Therapeutics, Inc.

Condensed Consolidated Balance Sheets

(In Thousands)

(Unaudited)

	December 31, 2023	March 31, 2024
Assets
Current assets
Cash and cash equivalents	$70,169	$74,267
Short-term investments	77,309	118,977
Restricted cash	85	105
Prepaid expenses and other current assets	3,309	5,379

Total current assets	150,872	198,728
Property and equipment, net	1,916	3,560
Operating lease right-of-use asset	2,084	1,928
Other assets	551	2,073

Total assets	$155,423	$206,289

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable (1)	$2,502	$1,448
Accrued expenses and other current liabilities (1)	5,631	7,751
Operating lease liability	670	686

Total current liabilities	8,803	9,885
Series B preferred stock tranche right liability	4,200	—
Operating lease liability, net of current portion	1,476	1,298

Total liabilities	14,479	11,183
Commitments and contingencies (Note 11)
Series A convertible preferred stock, $0.001 par value; 100,182,354 shares authorized as of December 31, 2023 and March 31, 2024; 100,182,354 shares issued and outstanding as of December 31, 2023 and March 31, 2024; liquidation preference of $100,182 as of December 31, 2023 and March 31, 2024	89,487	89,487
Series B convertible preferred stock, $0.001 par value; 89,431,030 shares authorized as of December 31, 2023 and March 31, 2024; 51,273,790 and 89,431,030 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively; liquidation preference of $86,000 and $150,000 as of December 31, 2023 and March 31, 2024, respectively	77,091	145,252
Stockholders’ deficit
Common stock, $0.001 par value; 250,000,000 shares authorized at December 31, 2023 and March 31, 2024; 4,170,817 shares issued and outstanding as of December 31, 2023 and March 31, 2024	4	4
Additional paid-in capital	19,796	28,630
Accumulated other comprehensive income (loss)	4	(160)
Accumulated deficit	(45,438)	(68,107)

Total stockholders’ deficit	(25,634)	(39,633)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$155,423	$206,289

(1)

Includes related party amounts of $0.2 million and zero (accounts payable) and zero and less than $0.1 million (accrued expenses) as of December 31, 2023 and March 31, 2024, respectively (see Notes 5 and 10).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Rapport Therapeutics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(In Thousands)

(Unaudited)

	For the three months ended March 31,
	2023	2024
Operating expenses
Research and development (1)	$3,899	$12,504
General and administrative (2)	1,292	4,590

Total operating expenses	5,191	17,094

Loss from operations	(5,191)	(17,094)
Other income (expense):
Interest income	75	1,815
Change in fair value of preferred stock tranche right liability	(1,030)	(7,390)

Total other income (expense), net	(955)	(5,575)

Net loss before income taxes	(6,146)	(22,669)
Provision for income taxes	1	—

Net loss	$(6,147)	$(22,669)

Net loss per share attributable to common stockholders, basic and diluted	(4.51)	(11.07)

Weighted-average common shares outstanding, basic and diluted	1,362,851	2,046,889
Comprehensive loss:
Net loss	$(6,147)	$(22,669)
Change in unrealized gains (losses) on investments, net of tax	—	(164)

Total other comprehensive income	—	(164)

Comprehensive loss	$(6,147)	$(22,833)

(1)	Includes related party amounts of $0.3 million and less than $0.1 million for the three months ended March 31, 2023 and 2024, respectively (see Note 10).
(2)	Includes related party amounts of $0.3 million and $0.1 million for the three months ended March 31, 2023 and 2024, respectively (see Note 10).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Rapport Therapeutics, Inc.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In Thousands, Except Share Data)

(Unaudited)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	40,182,354	$29,567	—	$—	3,587,345	$4	$586	$—	$(10,652)	$(10,062)
Issuance of Series A convertible preferred stock for the settlement of the second and third tranche right liability, net of issuance costs of $87	60,000,000	59,920	—	—	—	—	11,465	—	—	11,465
Issuance of restricted common stock	—	—	—	—	273,166	—	24	—	—	24
Stock-based compensation expense	—	—	—	—	—	—	723	—	—	723
Net loss	—	—	—	—	—	—	—	—	(6,147)	(6,147)

Balance at March 31, 2023	100,182,354	$89,487	—	$—	3,860,511	$4	$12,798	$—	$(16,799)	$(3,997)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2023	100,182,354	$89,487	51,273,790	$77,091	4,170,817	$4	$19,796	$4	$(45,438)	$(25,634)
Issuance of Series B convertible preferred stock for the settlement of the tranche right liability, net of issuance costs of $87	—	—	38,157,240	68,161	—	—	7,343	—	—	7,343
Stock-based compensation expense	—	—	—	—	—	—	1,491	—	—	1,491
Net loss	—	—	—	—	—	—	—	—	(22,669)	(22,669)
Change in unrealized gain (loss) on investments, net of tax	—	—	—	—	—	—	—	(164)	—	(164)

Balance at March 31, 2024	100,182,354	$89,487	89,431,030	$145,252	4,170,817	$4	$28,630	$(160)	$(68,107)	$(39,633)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Rapport Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	For the three months ended March 31,
	2023	2024
Cash flows from operating activities:
Net loss	$(6,147)	$(22,669)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	15	152
Net (accretion) and amortization of investments in marketable securities	—	(978)
Change in fair value of preferred stock tranche right liability	1,030	7,390
Non-cash lease expense	—	156
Stock-based compensation expense	723	1,491
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(606)	(2,070)
Other assets	(172)	27
Accounts payable	(454)	(1,134)
Accrued expenses and other current liabilities	810	181
Operating lease liabilities	—	(161)

Net cash used in operating activities	(4,801)	(17,615)

Cash flows from investing activities
Purchases of short-term investments	—	(44,801)
Maturities of short-term investments	—	3,947
Purchases of property and equipment	(61)	(1,072)

Net cash used in investing activities	(61)	(41,926)

Cash flows from financing activities
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs paid	60,000	—
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs paid	—	63,942
Proceeds from issuance of common stock and restricted common stock	24	—
Payment of deferred offering costs	(18)	(283)

Net cash provided by financing activities	60,006	63,659

Net increase in cash, cash equivalents, and restricted cash	55,144	4,118
Cash, cash equivalents, and restricted cash at beginning of period	31,159	70,254

Cash, cash equivalents, and restricted cash at end of period	$86,303	$74,372

Supplemental cash flow information:
Supplemental disclosure for noncash investing and financing activities:
Settlement of Series A preferred stock tranche right liability	$11,465	$—
Settlement of Series B preferred stock tranche right liability	$—	$11,590
Deferred offering costs included in accounts payable and accrued expenses at period end	$120	$1,472
Purchases of property and equipment included in accounts payable and accrued expenses at period end	$134	$847
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$86,303	$74,267
Restricted cash	$—	$105

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$86,303	$74,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

1. Nature of the Business and Basis of Presentation

Rapport Therapeutics, Inc., together with its consolidated subsidiary (the “Company”) is a clinical-stage biopharmaceutical company focused on discovery and development of transformational small molecule medicines for patients suffering from central nervous system disorders. The Company was incorporated in the state of Delaware in February 2022 as Precision Neuroscience NewCo, Inc. In October 2022, the Company changed its name to Rapport Therapeutics, Inc. The Company is located in Boston, Massachusetts and San Diego, California.

The Company is subject to risks and uncertainties common to early stage companies in the biotechnology industry, including, but not limited to, completing preclinical studies and clinical trials, obtaining regulatory approval for product candidates, market acceptance of products, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, and the ability to raise additional capital to fund operations. The Company’s product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying condensed consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through March 31, 2024, the Company has funded its operations primarily with proceeds from the sale of convertible notes and convertible preferred stock. The Company has incurred recurring losses since its inception, including net losses of $34.8 million and $22.7 million for the year ended December 31, 2023 and the three months ended March 31, 2024, respectively. In addition, as of March 31, 2024, the Company had an accumulated deficit of $68.1 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the condensed consolidated interim financial statements for the three months ended March 31, 2024, the Company expects that its cash and cash equivalents and short-term investments will be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance of the condensed consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will convert into shares of common stock (see Note 6). In the event the Company does not complete an IPO, the Company will seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding it could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects, or it may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. The accompanying unaudited condensed consolidated financial statements reflect the operations of the Company. Intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of March 31, 2024 and the results of operations for the three-month interim periods ended March 31, 2023 and 2024. The condensed balance sheet as of December 31, 2023 was derived from audited annual financial statements but does not include all disclosures required by GAAP. The results of operations for the interim periods are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

2. Summary of Significant Accounting Policies

Other than policies noted below, there have been no significant changes from the significant accounting policies and estimates disclosed in Note 2 of the “Notes to Consolidated Financial Statements” included in our audited annual financial statements included elsewhere in this Prospectus.

Use of Estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected within these condensed consolidated financial statements include, but are not limited to, research and development expenses and accruals, the valuation of the Company’s common stock and stock-based awards and the valuation of preferred stock tranche right liability. The Company bases its estimates on known trends and other market-specific or relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ materially from those estimates or assumptions.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company maintains its cash and cash equivalents at high-quality and accredited financial institutions in amounts that could exceed federally insured limits. Cash equivalents are invested in money market funds. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company’s short-term investments consist of U.S. Treasury bills, government securities, and government agency securities and as a result, the Company believes represent minimal credit risk.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Restricted cash

Restricted cash as of December 31, 2023 consisted of a letter of credit totaling $85 thousand that was established in connection with an anticipated lease arrangement, which was cancelled prior to commencement due to failure of the landlord to complete its obligations. Consequently, the letter of credit and related cash restriction were released in March 2024. Restricted cash at March 31, 2024 was $105 thousand, which was restricted as cash collateral for the Company’s business credit card program.

Short-term investments

The Company’s short-term investments consist of investments in debt securities, including U.S. Treasury bills, government securities, and U.S. agency securities with remaining maturities beyond three months at the date of purchase that are available to be converted into cash to fund its current operations. As of December 31, 2023 and March 31, 2024, all of the Company’s debt securities were classified as available-for-sale and were carried at fair market value (see Note 3). The unrealized gains and losses on the Company’s available-for-sale debt securities are recorded in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive loss.

Debt securities in an unrealized loss position are evaluated for impairment at least quarterly. For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether or not it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the investment security’s amortized cost basis is written down to fair value through net loss.

For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In conducting this assessment for debt securities in an unrealized loss position, management evaluates the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors.

If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the investment security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income (loss). As of December 31, 2023 and March 31, 2024, there was no allowance for credit losses recorded on the Company’s condensed consolidated balance sheet.

The Company’s interest income consists of interest earned from cash, cash equivalents, and short-term investments.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the convertible preferred stock or in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive loss. As of

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

December 31, 2023 and March 31, 2024, there were $0.3 million and $1.9 million, respectively, of deferred offering costs capitalized and included in other assets on the balance sheet.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the three months ended March 31, 2023, there was no difference between net loss and comprehensive loss. For the three months ended March 31, 2024, comprehensive loss includes unrealized losses on short-term investments.

Recently Issued Accounting Pronouncements Not Yet Adopted

Accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

3. Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$23,441	$—	$—	$23,441
U.S. Treasury bills	—	23,832	—	23,832
Short-term investments:
U.S. Treasury bills and government securities	—	77,309	—	77,309

	$23,441	$101,141	$—	$124,582

Liabilities
Series B preferred stock tranche right liability	$—	$—	$4,200	$4,200

	$—	$—	$4,200	$4,200

	Fair Value Measurements at March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$7,024	$—	$—	$7,024
Short-term investments:
U.S. Treasury bills, government securities, and government agency securities	—	118,977	—	118,977

	$7,024	$118,977	$—	$126,001

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Money market funds are highly liquid and actively traded marketable securities that generally transact at a stable $1.00 net asset value representing its estimated fair value. For the year ended December 31, 2023 and for the three months ended March 31, 2024, there were no transfers between Level 1, Level 2 and Level 3.

The Company classifies its U.S. Treasury securities as short-term because they are available to be converted into cash to fund current operations. The fair value of the Company’s U.S. Treasury bills, government securities, and government agency securities are classified as Level 2 because they are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency and U.S. Treasury securities.

The underlying securities held in the money market funds held by the Company are all government backed securities.

Short-term investments consisted of the following (in thousands):

	December 31, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments:
U.S. Treasury bills and government securities	$77,305	$4	$—	$77,309

	$77,305	$4	$—	$77,309

	March 31, 2024
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments:
U.S. Treasury bills, government securities, and government agency securities	$119,137	$—	$(160)	$118,977

	$119,137	$—	$(160)	$118,977

The contractual maturities of the Company’s short-term investments in available-for-sale debt securities held were as follows (in thousands):

	December 31, 2023	March 31, 2024
Due within one year	$77,309	$101,154
Due between one and two years	—	17,823

	$77,309	$118,977

As of March 31, 2024, all investments in an unrealized loss position were in this position for less than 12 months. The Company evaluated its securities for potential other-than-temporary impairment and considered the decline in market value to be primarily attributable to current economic and market conditions. Additionally, the Company does not intend to sell the securities in an unrealized loss position and does not expect it will be required to sell the securities before recovery of the unamortized cost basis. Given the Company’s intent and ability to hold such securities until recovery, and the lack of a significant change in credit risk for these investments, the Company does not consider these investments to be impaired as of March 31, 2024. The Company did not recognize any credit losses during the three months ended March 31, 2024.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Valuation of Preferred Stock Tranche Right Liability

The Series A and Series B preferred stock tranche right liabilities in the table above are composed of the fair value of obligations to issue Series A convertible preferred stock and Series B convertible preferred stock, respectively (see Note 6), either upon achievement of certain specified milestones, upon the waiver of such milestone achievement by a majority vote of the respective series convertible preferred stockholders or in relation to the Series B convertible preferred stock, upon a shareholder exercising its right to early exercise the tranche right. The fair value of the tranche right liability was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The fair value of the tranche right liabilities were determined using a Contingent Forward Analysis, which is a scenario-based lattice model that accounts for the different possible milestone scenarios and their associated probabilities, as estimated by the Company. The valuation model considered the probability of closing the tranche, the estimated future value of the Convertible Preferred Stock to be issued at each closing and the investment required at each closing. Future values were converted to present value using a discount rate appropriate for probability-adjusted cash flows. The risk-free rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining estimated time to each tranche closing.

Series A Preferred Stock Tranche Right Liability

The following tables provide a roll-forward of the aggregate fair value of the Company’s Series A preferred stock tranche right liability during the three months ended March 31, 2023, for which fair value is determined using Level 3 inputs (in thousands):

Series A Preferred Stock Tranche Right Liability
Balance as of December 31, 2022	$10,435
Change in fair value of Series A preferred stock tranche right liability	1,030
Settlement of Series A preferred stock tranche right liability upon waiver of milestone	(11,465)

Balance as of March 31, 2023	$—

Series B Preferred Stock Tranche Right Liability

The significant unobservable inputs used in the valuation model to measure the Series B preferred stock tranche right liability that is categorized within Level 3 of the fair value hierarchy as of December 31, 2023 are as follows:

Second Tranche Milestone
Probability of meeting Series B milestone	80%
Milestone achievement date	12/31/2024
Risk-free rate	4.79%
Expected value of Series B if milestones are not met	$0.84

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

The following tables provide a roll-forward of the aggregate fair value of the Company’s Series B preferred stock tranche right liability during the three months ended March 31, 2024, for which fair value is determined using Level 3 inputs (in thousands):

Series B Preferred Stock Tranche Right Liability
Balance as of December 31, 2023	$4,200
Change in fair value of Series B preferred stock tranche right liability	7,390
Settlement of Series B preferred stock tranche right liability upon waiver of milestone	(11,590)

Balance as of March 31, 2024	$—

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31, 2023	As of March 31, 2024
Lab equipment	$1,719	$2,694
Computer equipment	43	61
Leasehold improvements	255	281
Construction in process	26	803

Total property and equipment	2,043	3,839
Less: Accumulated depreciation	(127)	(279)

	$1,916	$3,560

Depreciation expense of property and equipment for the three months ended March 31, 2023 and 2024 was $15 thousand and $0.2 million, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2023	March 31, 2024
Research and development	$2,645	$4,360
Professional fees	459	2,091
Related party consulting fees	—	89
Employee related	2,413	1,044
Accrued other	114	167

	$5,631	$7,751

6. Convertible Preferred Stock

The Company has issued Series A convertible preferred stock and Series B convertible preferred stock.

Series A Convertible Preferred Stock and Series A Preferred Stock Tranche Right Liability

In December 2022, the Company completed its first closing of Series A convertible preferred stock and issued and sold 32,000,000 shares of Series A convertible preferred stock, at a price of $1.00 per share.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Contemporaneously, investors converted their Convertible Promissory Notes for 8,182,354 shares of Series A convertible preferred stock, bringing the total number of shares of Series A convertible preferred stock issued to 40,182,354.

The purchase agreement for the Series A convertible preferred stock provided investors the obligation to purchase an additional 60,000,000 shares of Series A convertible preferred stock (the “Series A Milestone Tranches”) at a price of $1.00 per share in the subsequent second and third tranche closings upon the achievement of specified second and third tranche milestones by the Company or the right to purchase additional shares upon waiving of such milestone achievement by a majority vote of Series A convertible preferred stockholders. Within 30 days prior to a Deemed Liquidation Event (see definition below), investors can also choose to early exercise their tranche right by providing the Company a written notice.

In February 2023, the Company amended the Series A convertible preferred stock purchase agreement to add an additional investor, who purchased 10,000,000 shares, at the price of $1.00 per share, resulting in cash proceeds of $10.0 million, less $19 thousand of issuance costs and to amend the total number of shares subject to the Series A Milestone Tranches from 60,000,000 to 50,000,000.

In conjunction with the amendment to the Series A convertible preferred stock purchase agreement, the Company’s existing Series A convertible preferred stockholders agreed to waive the second and third tranche milestones and exercised the tranche right in February 2023. As a result, an aggregate of 50,000,000 shares of Series A convertible preferred stock were issued and sold at a price of $1.00 per share, resulting in total cash proceeds of $50 million, less $61 thousand of issuance costs. As a result of this issuance, the Series A preferred stock tranche right liability with a then fair value of $11.5 million immediately prior to the amendment and waiver, was settled in full and recognized in additional paid-in capital as a capital contribution.

Series B Convertible Preferred Stock and Series B Preferred Stock Tranche Right Liability

In August 2023, the Company issued and sold 46,504,135 shares of Series B convertible preferred stock, at a price of $1.67727 per share. The 46,504,135 shares include the 10,731,725 shares that were early exercised on the original issuance date (discussed below).

The purchase agreement for the Series B convertible preferred stock provided investors the obligation to purchase an additional 42,926,895 shares of Series B convertible preferred stock (the “Series B Milestone Tranche”) at a price of $1.67727 per share in the subsequent closing upon the achievement of a specified milestone by the Company or the right to purchase additional shares upon waiving of such milestone achievement by a majority vote of Series B convertible preferred stockholders. Additionally, each stockholder of Series B convertible preferred stock has the right to early exercise the tranche right by providing three days advance written notice. Upon the closing of the Series B convertible preferred stock, the Company recorded a preferred stock tranche right liability of $4.6 million and a corresponding reduction to the carrying value of the Series B convertible preferred stock.

Concurrent with the original issuance of the Series B convertible preferred stock, six stockholders exercised their right to early exercise the Series B preferred stock tranche right and purchased 10,731,725 shares. Consequently, the Company recognized $1.2 million in additional paid-in capital associated with the simultaneous original issuance and early exercise. Additionally, the investors paid a premium of $1.7 million for these shares over their fair value which was also recorded in additional paid-in capital as a capital contribution.

Subsequent to the original issuance in August 2023, one stockholder exercised its right to early exercise the Series B preferred stock tranche right and purchased 4,769,655 shares of Series B convertible preferred stock for

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

cash proceeds of $8.0 million. The fair value of the associated tranche right liability that was settled at the time of the sale of $0.5 million was recognized in additional paid-in capital. Additionally, the investor paid a premium of $0.8 million for these shares over their fair value which was also recorded in additional paid-in capital as a capital contribution.

As of December 31, 2023, the Company remeasured the Series B tranche right liability to be $4.2 million.

In February 2024, the Company’s Series B convertible preferred stockholders voted to waive the second tranche milestones and purchase the remaining Series B Milestone Tranche shares. Immediately prior to the waiver, the Company remeasured the Series B tranche right liability to be $11.6 million and recognized $7.4 million in other expense for the change in the fair value of the Series B tranche right liability during the period. As a result of the waiver, the Company remeasured the Series B tranche right liability to be $4.2 million and recognized the change in fair value of $7.4 million in additional paid-in capital, as a capital contribution. In conjunction with the closing that occurred in March 2024, an aggregate of 38,157,240 shares of Series B convertible preferred stock were issued at a price of $1.67727 per share, resulting in total cash proceeds of $64.0 million, less $87 thousand of issuance costs. As a result of this issuance, the Series B preferred stock tranche right liability with a then fair value of $4.2 million was settled in full and recognized as part of the carrying value of the Series B convertible preferred stock.

Upon issuance of each series of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features.

Convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2023
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per share	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	100,182,354	100,182,354	$89,487	$100,182	8.5648	11,701,298
Series B convertible preferred stock	89,431,030	51,273,790	77,091	86,000	14.3655	5,988,764

	189,613,384	151,456,144	$166,578	$186,182		17,690,062

	March 31, 2024
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per share	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	100,182,354	100,182,354	$89,487	$100,182	8.5648	11,701,298
Series B convertible preferred stock	89,431,030	89,431,030	145,252	150,000	14.3655	10,445,518

	189,613,384	189,613,384	$234,739	$250,182		22,146,816

The holders of the convertible preferred stock have the following rights and preferences:

Voting

The holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

votes equal to the number of shares of common stock into which the convertible preferred stock could convert on the record date for determination of shareholders entitled to vote. A majority vote of the holders of convertible preferred stock along with a majority vote of the Series B convertible preferred stock (the “Required Vote”) is required to, among others, liquidate or dissolve the Company, amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of convertible preferred stock, declare a dividend or make a distribution, or change the authorized number of directors constituting the board of directors.

In addition, the holders of shares of Series A convertible preferred stock, voting exclusively and as a separate class, are entitled to elect up to three directors of the Company. The holders of shares of Series B convertible preferred stock, voting exclusively and as a separate class, are entitled to elect up to two directors of the Company.

Conversion

Each share of Series A convertible preferred stock is convertible into common stock, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable conversion ratio then in effect, provided that such holder may waive such option to convert upon written notice to the Company. Holders of Series B convertible preferred stock are not entitled to elect to convert shares of Series B convertible preferred stock into shares of Common Stock at any time during the period commencing on the date of the first issuance of the Series B convertible preferred stock and ending immediately following the earliest to occur of (i) the Series B Milestone Tranche closing, (ii) the achievement of the second tranche milestone, (iii) the date such holder’s obligation to purchase its Second Tranche Shares is fulfilled, (iv) the termination of such holder’s obligations to complete the Series B Milestone Tranche closing and (v) such date as agreed to by the Company and the holders of a majority of the then outstanding shares of Series B convertible preferred stock, voting as a separate, exclusive class. In addition, each share of convertible preferred stock will be automatically converted into shares of common stock at the then-effective applicable conversion ratio upon either (i) the closing of a firm-commitment underwritten public offering of its common stock at a price per share of at least $14.70302 resulting in at least $50.0 million of gross proceeds, net of underwriting discount and commissions, to the Company, or (ii) the date specified by vote or written consent of the holders of the Required Vote, voting as a single class.

The conversion ratio of each class of convertible preferred stock is determined by dividing the Applicable Original Issue Price of each class of convertible preferred stock by the Conversion Price of each class. As of December 31, 2023 and March 31, 2024, the Conversion Price was $8.5648 per share for Series A convertible preferred stock and $14.3655 per share for Series B convertible preferred stock, each subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the convertible preferred stock.

There shall be no adjustment in the conversion price of the convertible preferred stock as the result of the issuance or deemed issuance of additional shares of the Company’s common stock if the Company receives written notice from the holders of the Required Vote of the then outstanding shares of convertible preferred stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of additional shares of the Company’s common stock.

In the event that any holder of convertible preferred stock who is required to participate in a subsequent closing pursuant to the purchase agreement does not purchase the aggregate number of subsequent closing shares, then each share of convertible preferred stock held by such holder shall automatically be converted into shares of common stock at a ratio of one share of common stock for every ten shares of convertible preferred stock held immediately prior to the consummation of such subsequent closing.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Dividends

The holders of the convertible preferred stock shall be entitled to receive, only when, as and if declared by the Board of Directors, non-cumulative dividends at the rate of 8% of the Applicable Original Issue Price of the convertible preferred stock (the “Preferred Dividend”).

The Company shall not declare, pay or set aside any dividends on common shares of the Company unless the holders of convertible preferred stock then outstanding shall first receive, or simultaneously receive, the Preferred Dividend on each outstanding convertible preferred stock and a dividend on each outstanding convertible preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of such class or series determined, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of such series of convertible preferred stock, in each case calculated on the record date for determination of the holders entitle to receive such dividend. As of December 31, 2023 and March 31, 2024, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of convertible preferred stock then outstanding shall be entitled, on a pari passu basis among the series of convertible preferred stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of convertible preferred stock are entitled to an amount per share equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined below). After the payment in full of the convertible preferred stock preference amount, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis.

Unless at least the holders of the Required Vote, elect otherwise, a Deemed Liquidation Event shall include a merger, consolidation, or share exchange (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, or the closing of the transfer of 50% or more of the Company’s outstanding voting stock, or any merger or consolidation in connection with a SPAC transaction or reverse merger transaction.

Redemption

The convertible preferred stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

7. Common Stock

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the convertible preferred stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the convertible preferred stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of convertible preferred stock. As of December 31, 2023 and March 31, 2024, no dividends have been declared or paid.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

As of December 31, 2023 and March 31, 2024, the Company had reserved 23,890,096 and 25,095,375 shares of common stock, respectively, of which 22,146,816 and 22,146,816 were reserved for the potential conversion of shares of Series A convertible preferred stock and Series B convertible preferred stock, respectively, and 1,743,280 and 2,958,559 for issuance under the 2022 Stock Option and Grant Plan, respectively.

8. Stock-Based Compensation

The Company’s 2022 Stock Option and Grant Plan (the “2022 Plan”) provides for the Company to grant incentive stock options (“ISO”) or non-qualified stock options, unrestricted stock awards, restricted stock awards and restricted stock units (collectively, the “Awards”) to the employees, directors, and consultants of the Company. The 2022 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

As of December 31, 2023, the total number of shares of common stock authorized and issuable under the 2022 Plan was 1,743,280. In March 2024, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the plan from 1,743,280 to 2,948,559 shares. As of March 31, 2024, 118,707 shares remain available for future grants. Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of awards under the 2022 Plan.

Stock Options

The Company has granted stock options with service-based vesting conditions. Stock options generally vest over four years and have a maximum term of ten years. The Company typically grants stock options to employees and non-employees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. The following table summarizes the Company’s stock option activity for the three months ended March 31, 2024:

	Number of Shares	Weighted- Average Exercise Price per share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2023	1,376,596	$1.80	9.83	$6,249
Granted	1,300,891	8.87
Exercised	—	—
Forfeited	—	—
Expired	—	—

Options outstanding at March 31, 2024	2,677,487	$5.23	9.77	$16,955

Options vested and exercisable at March 31, 2024	—	—	—	—
Options vested and expected to vest at March 31, 2024	2,677,487	$5.23	9.77	$16,955

The weighted-average grant-date fair value of stock options granted for the three months ended March 31, 2023 and 2024 was zero and $8.90 per share, respectively. As of March 31, 2024, there was $18.5 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a remaining weighted average period of 3.75 years.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

Restricted Stock Awards (“RSA”)

The Company awards restricted stock both under the 2022 Plan as well as outside of the 2022 Plan.

Service-Based RSAs

The majority of the RSAs have service-based vesting conditions and vest over a period from immediately to four years. Compensation expense is recognized on a straight-line basis over the requisite service period.

The following table summarizes the Company’s service-based RSA grant activity for the three months ended March 31, 2024:

	RSAs	Weighted- Average Grant Date Fair Value
Unvested shares at December 31, 2023	1,585,998	$3.64
Granted	—	—
Vested	(153,763)	3.22
Forfeited	—	—

Unvested shares at March 31, 2024	1,432,235	$3.69

The aggregate fair value of service-based RSAs that vested during three months ended March 31, 2023 and 2024, was $0.1 million and $1.3 million, respectively. As of March 31, 2024, there was $4.9 million of total unrecognized compensation cost related to unvested service-based RSAs, which is expected to be recognized over a remaining weighted average period of 2.72 years.

Performance-Based RSAs

The Company has also granted performance-based RSAs to certain employees and directors with a vesting commencement date contingent upon the subsequent closing of the Company’s Series A convertible preferred stock financing. The Company has determined that it has met all the conditions to establish the grant date for these performance-based RSAs at the original issuance date. Therefore, these awards are deemed to contain an implied performance condition. The vesting of the performance-based RSAs is also subject to grantees’ continued service until the 4th anniversary date of the closing of a subsequent financing.

Share-based compensation expense associated with the performance-based RSAs is recognized if the performance condition is considered probable of achievement. In February 2023, the existing Series A convertible preferred stock investors waived the second and third tranche milestones and the Company closed on the sale of its second and third tranches of Series A convertible preferred stock. As a result, the performance condition was deemed to be met. The Company recognized $0.4 million and $0.3 million of compensation expense for the performance-based RSAs for the three-months ended March 31, 2023 and 2024, respectively.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

The following table summarizes the Company’s performance-based RSA grant activity for the three months ended March 31, 2024:

	RSAs	Weighted- Average Grant Date Fair Value
Unvested shares at December 31, 2023	649,264	$3.63
Granted	—	—
Vested	(51,257)	3.63
Forfeited	—	—

Unvested shares at March 31, 2024	598,007	$3.63

The aggregate fair value of performance-based RSAs that vested during the three months ended March 31, 2023 and 2024, was $78 thousand and $0.4 million, respectively. As of March 31, 2024, there was $1.1 million of total unrecognized compensation cost related to unvested performance-based restricted common stock, which is expected to be recognized over a remaining weighted average period of 1.76 years.

Stock-Based Compensation

The Company recorded stock-based compensation expense for stock options of zero and $0.8 million and for RSAs of $0.7 million and $0.7 million in the three months ended March 31, 2023 and 2024, respectively. The following table below summarizes the classification of the Company’s stock-based compensation expense related to stock options and restricted common stock awards in the consolidated statements of operations and comprehensive loss (in thousands):

	For the three months ended March 31,
	2023	2024
General and Administrative	$215	$769
Research and Development	508	722

	$723	$1,491

9. Leases

Operating Lease

In June 2023, the Company entered into a lease for its corporate headquarters in Boston, Massachusetts. The lease commenced August 31, 2023 with an initial term of 40 months. The monthly lease payments are $66 thousand for the first 12 months, with 2% escalation each year. In conjunction with the lease, the Company paid a security deposit of $0.1 million that is recorded on the Company’s condensed consolidated balance sheet in other assets as of March 31, 2024.

In February 2024, the Company entered into a lease for laboratory and office space in San Diego, California with a lease term of 5 years for which the Company expects to pay $9.6 million over the lease term. Per the terms of the lease, the landlord will deliver the space to the Company on the lease Commencement date, which is no earlier than November 2024. As the Company has not yet occupied the lease space, the Company has not recorded a corresponding right-of-use asset or liability on the condensed consolidated balance sheet as of March 31, 2024.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

10. Related Party Transactions

Janssen

Janssen Pharmaceutical NV (“Janssen”), is a related party to a founding investor in the Company, Johnson & Johnson Innovation—JJDC, Inc., as both entities are direct subsidiaries of Johnson & Johnson, Inc. For the three months ended March 31, 2023 and 2024, the Company incurred costs of $75 thousand and $69 thousand, respectively, which was recognized as research and development expense in the condensed consolidated statement of operations and comprehensive loss, to Janssen for the use of lab space in California. As of December 31, 2023 and March 31, 2024, there were no related party transactions in accounts payable or accrued expenses, respectively.

Third Rock Ventures

Third Rock Ventures LLC (“Third Rock”) is a founding investor in the Company. For the three months ended March 31, 2023 and 2024, the Company incurred costs of $0.5 million and $0.1 million, respectively, of which $0.2 million and zero, respectively was recognized as research and development expense, and $0.3 million and $0.1 million, respectively, was recognized as general and administrative expense in the condensed consolidated statement of operations and comprehensive loss, to Third Rock primarily for management consulting and other various start-up support activities. As of December 31, 2023 and March 31, 2024, $0.2 million and zero, respectively, was included in accounts payable. As of December 31, 2023 and March 31, 2024, zero and $89 thousand, respectively was included in accrued expenses.

11. Commitments and Contingencies

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with the board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its condensed consolidated financial statements as of December 31, 2023 and March 31, 2024.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of December 31, 2023 and March 31, 2024, the Company was not a party to any material legal proceedings or claims.

NeuroPace Master Services Agreement and Statement of Work

In November 2023, the Company entered into a master services agreement (the “NeuroPace Agreement”) with NeuroPace Inc. (“NeuroPace”), the manufacturer and distributor of the RNS system. Pursuant to the

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

NeuroPace Agreement and in accordance with statement of work agreements entered into from time to time, NeuroPace provides the Company with certain services with respect to data from the RNS systems used in our clinical trials. The NeuroPace Agreement also grants the Company a royalty-free, worldwide, exclusive, non-transferable license to all data collected by the RNS systems in its Phase 2a clinical trial and the outcomes of algorithms that are applied to such data, as well as the ability to publish the outcomes of algorithms, subject to certain conditions. The consideration the Company will pay to NeuroPace for such services is set out in each statement of work agreement.

The NeuroPace Agreement contains an exclusivity provision providing that, at any time while providing services under the NeuroPace Agreement and for a period after the final clinical study report, NeuroPace may not perform any services that are the same as the services covered by the NeuroPace Agreement to any business that directly competes with us, subject to the specific terms of the NeuroPace Agreement. The NeuroPace Agreement also contains standard representations and warranties, confidentiality and intellectual property protective provisions and indemnification terms.

The NeuroPace Agreement expires on the later of three years from the effective date or the completion of all services under all statement of work agreements entered into prior to the third anniversary of the effective date. Either party may terminate the NeuroPace Agreement or any statement of work agreement (i) without cause by giving written notice to the other party within a specified period of time, (ii) by giving written notice upon a curable material breach that is not remediated within a specified period of time, or (iii) immediately upon written notice in the event of a material breach that cannot be cured.

Concurrently with the execution of the NeuroPace Agreement, the parties also entered into an initial statement of work under the NeuroPace Agreement, as amended in March 2024 (the “NeuroPace SOW”), pursuant to which NeuroPace agreed to provide services related to the Company’s Phase 2a clinical trial of RAP-219, including, among other things, clinical trial readiness support, identification of potential patients satisfying the enrollment criteria and RNS system data reporting and data analysis. Pursuant to the payment schedule set out in the NeuroPace SOW, we will pay NeuroPace an aggregate of up to $3.7 million over a period of approximately two years in connection with NeuroPace’s provision of services and achievement of certain patient enrollment and deliverable milestones. As of December 31, 2023, $1.5 million is recorded as prepaid expenses and other current assets in the condensed consolidated balance sheet. During the three months ended March 31, 2024, the Company paid NeuroPace an additional $0.3 million and recognized $0.3 million in research and development expense for services performed, resulting in a prepaid expense balance of $1.5 million as of March 31, 2024.

12. Net Loss per Share

The Company calculated basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company considers Series A convertible preferred stock and Series B convertible preferred stock to be participating securities as the holders are entitled to receive cumulative dividends as well as residuals in liquidation.

Under the two-class method, basic net loss per share available to common stockholders was calculated by dividing the net loss available to common stockholder by the weighted-average number of shares of common stock outstanding during the period, which excludes unvested restricted stock. The net loss available to common stockholders was not allocated to the Series A convertible preferred stock or Series B convertible preferred stock as the holders of convertible preferred stock did not have a contractual obligation to share in losses. Diluted net loss per share available to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, preferred stock, unvested restricted stock and stock options were considered common stock equivalents but had been excluded from the

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

calculation of diluted net loss per share available to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to common stockholders, diluted net loss per share available to common stockholders is the same as basic net loss per share available to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

	Three months ended March 31,
	2023	2024
Numerator:
Net loss attributable to common stockholders	$(6,147)	$(22,669)
Denominator:
Weighted average common shares outstanding, basic and diluted	1,362,851	2,046,889
Net loss per share attributable to common stockholders, basic and diluted	$(4.51)	$(11.07)

For purposes of this calculation, the Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share available to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended March 31,
	2023	2024
Series A convertible preferred stock	11,701,298	11,701,298
Series B convertible preferred stock	—	10,445,518
Options to purchase common stock	—	2,677,487
Unvested restricted common stock—service based	1,662,831	1,432,235
Unvested restricted common stock—performance based	803,037	598,007

	14,167,166	26,854,545

13. Subsequent Events

For its condensed consolidated financial statements as of March 31, 2024, the Company has evaluated subsequent events through May 17, 2024, the date on which those condensed consolidated financial statements were available to be issued. In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through June 3, 2024, the date the financial statements were available to be reissued.

Grant of Stock Options under the 2022 Plan

In May 2024, the Company granted options for the purchase of an aggregate of 92,234 shares of common stock, at an exercise price of $11.57 per share, respectively. The aggregate grant-date fair value of the options granted is $0.8 million. It is expected to be recognized as stock-based compensation expense over a period of 4.0 years.

Reverse stock split

On May 31, 2024, the Company effected a one-for 8.5648 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios of each series of the Company’s preferred stock (see Note 6). Accordingly, all share and per share amounts for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

Rapport Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

2024 Stock Option Plan

As of May 30, 2024, the Company’s board of directors adopted, and its stockholders approved, the 2024 Stock Option and Incentive Plan (the “2024 Plan”), which will become effective immediately preceding the date on which the registration statement for the Company’s IPO is declared effective by the SEC. The 2024 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors, and consultants. The 2024 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. The number of shares initially reserved for issuance under the 2024 Plan is 3,814,618 shares. In addition, the number of shares reserved and available for issuance under the 2024 Plan will automatically increase on January 1, 2025 and each January 1 thereafter, by five percent of the outstanding number of shares of common stock on the immediately preceding December 31 or such lesser number of shares as determined by the compensation committee.

The shares of common stock underlying any awards under the 2024 Plan and the 2022 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2024 Plan.

2024 Employee Stock Purchase Plan (“ESPP”)

As of May 30, 2024, the Company’s board of directors adopted, and its stockholders approved, the 2024 Employee Stock Purchase Plan (the “2024 ESPP”), which will become effective immediately preceding the date on which the registration statement for the Company’s IPO is declared effective by the SEC. A total of 324,243 (the “ESPP Initial Limit”) shares of common stock were initially reserved for issuance under this plan. The 2024 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2025 and each January 1 thereafter through January 1, 2034, by the least of (i) 648,486 shares of common stock, (ii) one percent of the outstanding number of shares of common stock on the immediately preceding December 31, or (iii) such lesser number of shares of common stock as determined by the administrator of the 2024 ESPP. The number of shares reserved under the 2024 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

Amended Certificate of Incorporation

As of May 30, 2024, the Company’s board of directors adopted, and its stockholders approved, the Third Amended and Restated Charter, which, among other things, increases the number of shares of common stock authorized for issuance from 250,000,000 to 500,000,000 shares of common stock.

8,000,000 Shares

Common Stock

Goldman Sachs & Co. LLC	Jefferies	TD Cowen	Stifel

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Rapport,” the “company,” “we,” “our,” “us” or similar terms refer to Rapport Therapeutics, Inc. and its wholly owned, consolidated subsidiary, or either or both of them as the context may require.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and The Nasdaq Global Market (“Nasdaq”) listing fee.

SEC registration fee	$24,443
FINRA filing fee	$25,340
Nasdaq Global Market listing fee	25,000
Printing and mailing expenses	451,841
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,584,000
Custodian transfer agent and registrar fees and expenses	3,500
Miscellaneous expenses	285,876

Total	$4,400,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We will adopt provisions in our third amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as directors or officers, except for liability for:

•	any breach of their duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for our directors, any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions;

•	any transaction from which they derived an improper personal benefit; or

•	for our officers, any derivative action by or in the right of the corporation.

These limitations of liability do not alter director and officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated bylaws will provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (“Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

(a) Preferred Stock Issuances

From December 2022 through February 2023, we sold an aggregate of 100,182,354 shares of Series A convertible preferred stock to accredited investors at a purchase price of $1.00 per share, for an aggregate purchase price of approximately $100.2 million.

From August 2023 through March 2024, we sold an aggregate of 89,431,030 shares of Series B convertible preferred stock to accredited investors at a purchase price of $1.67727 per share, for an aggregate purchase price of approximately $150.0 million.

(b) Common Stock Issuances

From February 2022 through May 2022, we sold an aggregate of 1,167,568 shares of Common Stock to accredited investors at a purchase price of $0.01 per share, for an aggregate purchase price of approximately $10 thousand.

From November 2022 through May 2023, we granted to our employees, consultants and other service providers shares of restricted Common Stock representing an aggregate of 2,892,010 shares of restricted Common Stock.

(c) Convertible Notes

From August 2022 to September 2022, we issued convertible promissory notes having an aggregate principal amount of $8.0 million.

The offers, sales and issuances of the securities described above were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

(d) Grants and exercises of stock options

In May 2023, we granted to our employees, consultants and other service providers shares of restricted Common Stock representing an aggregate of 199,067 shares of restricted Common Stock under our 2022 Plan.

Since December 2023, we have granted certain employees, consultants and directors options to purchase an aggregate of 2,769,721 shares of our common stock under our 2022 Plan, at exercise prices ranging from $1.80 to $11.57 per share.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2	Form of Third Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.3*	Bylaws, as currently in effect.

Exhibit Number	Description

3.4	Form of Amended and Restated Bylaws, to be in effect as of the effectiveness of the registration statement of which this prospectus forms a part.

4.1*	Specimen Common Stock Certificate.

4.2+*	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated as of August 7, 2023.

5.1	Opinion of Goodwin Procter LLP.

10.1#*	2022 Stock Option and Grant Plan, as amended, and form of award agreements thereunder.

10.2#	Rapport Therapeutics, Inc. 2024 Stock Option and Incentive Plan and form of award agreements thereunder.

10.3#	Rapport Therapeutics, Inc. 2024 Employee Stock Purchase Plan.

10.4#	Form of Indemnification Agreement, by and between the Registrant and its directors and executive officers.

10.5#	Senior Executive Cash Incentive Bonus Plan.

10.6#	Non-Employee Director Compensation Policy.

10.7#	Employment Agreement, by and between the Registrant and Abraham N. Ceesay, M.B.A., to be in effect upon the closing of this offering.

10.8#	Employment Agreement, by and between the Registrant and Troy Ignelzi, to be in effect upon the closing of this offering.

10.9#	Employment Agreement, by and between the Registrant and Cheryl Gault, to be in effect upon the closing of this offering.

10.10†+*	Option and License Agreement, by and between the Registrant and Janssen Pharmaceutica NV, dated August 9, 2022, as amended.

10.11†+*	Master Services Agreement, by and between the Registrant and NeuroPace Inc., dated November 28, 2023.

10.12†+*	Statement of Work #1, by and between the Registrant and NeuroPace Inc., dated November 28, 2023, as amended March 1, 2024.

10.13+*	Sublease Agreement, by and between the Registrant and Whoop, Inc., dated June 15, 2023.

10.14+*	License Agreement, by and between the Registrant and ARE-SD Region No. 61, LLC, dated December 21, 2023.

10.15+*	Lease Agreement, by and between the Registrant and ARE-9880 Campus Point, LLC, dated February 12, 2024.

21.1*	Subsidiaries of Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

107	Filing Fee Table.

*	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Certain portions of this document that constitute confidential information have been redacted pursuant to Item 601(b)(10) of Regulation S-K.
+

Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(a)

The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)

For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on the 3rd of June, 2024.

RAPPORT THERAPEUTICS, INC.

By:	/s/ Abraham N. Ceesay
Name: Abraham N. Ceesay, M.B.A.
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Abraham N. Ceesay Abraham N. Ceesay, M.B.A.	Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2024

/s/ Troy Ignelzi Troy Ignelzi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 3, 2024

* Steven M. Paul, M.D.	Director and Chairman	June 3, 2024

* David Bredt, M.D., Ph.D.	Chief Scientific Officer and Director	June 3, 2024

* Terry-Ann Burrell, M.B.A.	Director	June 3, 2024

* James I. Healy, M.D., Ph.D.	Director	June 3, 2024

* Reid Huber, Ph.D.	Director	June 3, 2024

* Raymond Kelleher, M.D., Ph.D.	Director	June 3, 2024

* John Maraganore, Ph.D.	Director	June 3, 2024

* Jeffrey K. Tong, Ph.D.	Director	June 3, 2024

*By: /s/ Abraham N. Ceesay
Abraham N. Ceesay, M.B.A.
Attorney-in-Fact